Exhibit 2.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

BY AND AMONG

EVERTEC, INC.,

EVERTEC GROUP, LLC,

POPULAR, INC.

AND

BANCO POPULAR DE PUERTO RICO

DATED AS OF February 24, 2022

Annexes

Annex A	Service Codes of Acquired Services
Annex B	T+1 Milestone Schedule
Annex C	Initial Authorized Representatives

Schedules

Schedule 1.1(a)	Channel Applications
Schedule 1.1(b)	Assigned Contracts
Schedule 1.1(d)	Transferred Intellectual Property
Schedule 1.1(f)	Transferred IT Assets
Schedule 1.1(h)	Additional Transferred Assets
Schedule 1.2(g)	Certain Excluded Assets
Schedule 1.11	Shared Contracts

Exhibits

Exhibit A	2020 Adjusted EBITDA Calculation
Exhibit B	Form of Bill of Sale and Assumption Assignment Agreement
Exhibit C	Form of Transition Services Agreement
Exhibit D	Form of Second Amended and Restated Master Service Agreement
Exhibit E	Form of Second Amended and Restated ATH Network Participation Agreement
Exhibit F	Form of Second Amended and Restated ISO Agreement
Exhibit G	Form of Amended and Restated Technology Agreement
Exhibit H	Form of Merger Agreement Amendment and Waiver
Exhibit I	Form of Infrastructure Services SOW
Exhibit J	Form of Core API Layer SOW
Exhibit K	Form of Registration Rights and Sell-Down Agreement
Exhibit L	MSA Services Excluded from MSA Credit

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of February 24, 2022, is entered into among Evertec, Inc., a corporation organized under the laws of the Commonwealth of Puerto Rico (“Seller Parent”), Evertec Group, LLC, a limited liability company organized under the laws of the Commonwealth of Puerto Rico and wholly owned Subsidiary of Seller Parent (“Seller”), Popular, Inc., a corporation organized under the laws of the Commonwealth of Puerto Rico (“Buyer Parent”) and Banco Popular de Puerto Rico, a bank chartered under the laws of the Commonwealth of Puerto Rico and wholly owned Subsidiary of Buyer Parent (“Buyer” and, together with Seller Parent, Seller and Buyer Parent, the “Parties” or each a “Party”).

RECITALS

WHEREAS, Seller, directly and indirectly through certain of its Subsidiaries, is engaged in providing, among other services, the Acquired Services; and

WHEREAS, Seller wishes to sell and transfer to Buyer, and Buyer wishes to purchase and assume, as applicable, from Seller, the Transferred Assets and Assumed Liabilities, upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1

PURCHASE AND SALE OF ASSETS; ASSUMPTION OF LIABILITIES

Section 1.1 Transferred Assets. Upon the terms and subject to the conditions set forth in this Agreement (including Section 1.2 (Excluded Assets) and Section 1.10 (Non-Transferred Assets)), at the Closing, Seller shall (and, as applicable, shall cause its Subsidiaries to) sell, transfer, convey, assign and deliver to Buyer, in each case, free and clear of all Encumbrances other than Permitted Encumbrances, and Buyer shall purchase, acquire and accept from Seller (and, as applicable, its Subsidiaries), all of Seller’s and its Subsidiaries’ right, title and interest in, to and under the following assets, properties and rights, in each case, as they exist at the Closing (collectively, the “Transferred Assets”):

(a) all commercial applications, including those in ongoing development at the Closing and any components thereof, primarily related to the Acquired Services, including those set forth on Schedule 1.1(a), (“Channel Applications”);

(b) all Contracts that are used or held for use primarily in connection with the Acquired Services, including those set forth on Schedule 1.1(b) and all rights relating thereto other than any Shared Contracts set forth on Schedule 1.11 or that are entered into in the Pre-Closing Period with Buyer’s consent in accordance with Section 4.1 (Conduct of the Acquired Services) (collectively, the “Assigned Contracts”);

(c) all prepaid expenses, credits, deposits and advance payments to the extent relating to any Assigned Contract or any other Transferred Asset;

(d) all Intellectual Property Rights set forth on Schedule 1.1(d) (the “Transferred Intellectual Property”);

(e) all Books and Records to the extent relating to the Acquired Services, the Transferred Assets or the Assumed Liabilities; provided, that Seller shall be permitted to redact or separate therefrom any portion that does not relate to the Acquired Services;

(f) all information technology assets set forth on Schedule 1.1(f) (collectively, together with the Channel Applications, the “Transferred IT Assets”);

(g) all rights (other than Intellectual Property Rights, such matters being the subject of Section 1.1(d) (Transferred Assets)), including rights of set-off, rights under or pursuant to warranties, representations or guarantees, rights to indemnities, rights to refunds, rights of recoupment, causes of action, claims, credits and similar rights (in each case, other than any such rights to refunds or credits in respect of Taxes that are Excluded Assets pursuant to Section 1.2(k) (Excluded Assets) or in respect of insurance policies pursuant to Section 1.2(d) (Excluded Assets)), to the extent relating to any Transferred Asset or any Assumed Liability, including (i) those being pursued by Seller Parent or Seller or any of its Subsidiaries in connection with any Legal Proceeding of any nature to the extent relating to any Transferred Asset or any Assumed Liability and (ii) all rights under or pursuant to all warranties, representations and guarantees made by third party vendors and contractors to the extent affecting any of the Transferred Assets or any of the Assumed Liabilities; and

(h) the assets set forth on Schedule 1.1(h).

Between the date hereof and the Closing, Buyer and Seller shall consult with one another in good faith regarding any reasonable proposal by either Party to amend Schedule 1.1(h) to include any additional Transferred Assets identified after the date hereof but not otherwise included within the definition of Transferred Assets; provided, however, that Seller shall be under no obligation to consider any such proposal except to the extent Buyer demonstrates to Seller’s reasonable satisfaction that Buyer’s acquisition of such additional Transferred Assets would be mutually beneficial to the Parties in light of the ongoing support to be provided by Seller to the Acquired Services following the Closing and the post-Closing structure of the Channel Applications, in which case Seller and Buyer shall consider such proposal in good faith.

Section 1.2 Excluded Assets. Notwithstanding Section 1.1 (Transferred Assets) or anything else in this Agreement to the contrary, Buyer expressly acknowledges and agrees that it is not purchasing, acquiring or accepting, and neither Seller nor any of its Subsidiaries is selling, transferring, conveying, assigning or delivering, any right, title or interest in, to or under any assets, properties or rights of Seller or any of its Subsidiaries other than the Transferred Assets (collectively, the “Excluded Assets”); provided, however, that no asset specifically identified in Schedules 1.1(a), 1.1(b), 1.1(d), 1.1(f), 1.1(h) shall be an Excluded Asset. Subject to the foregoing, the Excluded Assets shall include the following assets of Seller or any of its Subsidiaries, each of which shall be excluded from the Transferred Assets:

(a) all accounts receivable as of the Closing;

(b) all shares of capital stock or other equity interests in any Person;

(c) all cash, cash equivalents and marketable securities on hand or held in deposit, checking, money market or other similar accounts by or for the benefit of Seller or any of its Subsidiaries, including all checks, drafts and wires deposited for the account of Seller or any of its Subsidiaries that have not been credited by the receiving bank, bank account and other securities of any kind of Seller or any of its Subsidiaries;

(d) subject to Section 4.19(c) (Insurance), all insurance policies of Seller or any of its Subsidiaries, and all rights to applicable claims and proceeds thereunder (and each of Buyer Parent and Buyer acknowledges that, as of the Closing, the Acquired Services shall cease to be insured by any insurance policies of Seller or its Subsidiaries);

(e) all (i) real property and any buildings and improvements thereon and (ii) all leasehold interests in real property, including any prepaid rent, security deposits and options to renew or purchase in connection therewith;

(f) all Overhead and Shared Services;

(g) all assets, properties and rights used by Seller or any of its Subsidiaries in connection with the provision of certain services to Buyer and its Affiliates unrelated to the Acquired Services that are set forth on Schedule 1.2(g);

(h) subject to Section 4.12 (Intellectual Property Matters), all Intellectual Property Rights, other than the Transferred Intellectual Property (including, for the avoidance of doubt, the Seller Trademarks);

(i) all Seller Benefit Plans and all assets set aside to fund the payment of benefits or liabilities related thereto, except as expressly contemplated under Article 6 (Employee Matters);

(j) all personnel and employment records for employees and former employees of Seller or any of its Subsidiaries who are not Transferred Employees;

(k) all rights to refunds or credits in respect of Taxes arising from the ownership, operation or use of the Acquired Services or the Transferred Assets during any tax period ending prior to the Closing or arising from any payment made to any Taxing Authority by Seller or any of Seller’s Subsidiaries;

(l) (i) all corporate seals, minute books, stock books, Tax Returns and other Tax-related documents, books of account or other records having to do with the corporate organization of Seller Parent, Seller or any of their Subsidiaries or relating to the process for the sale of the Acquired Services and (ii) all other Books and Records to the extent that Seller or any of its Subsidiaries is prohibited from disclosing or transferring to Buyer under any applicable Law (including any Law relating to data protection) or Order or any Contract with a Governmental Body (but in the case of each of clauses (i) and (ii), other than with respect to personnel and employment records, which are the subject of Section 1.2(j) (Excluded Assets));

(m) all rights that accrue or will accrue to Seller Parent or any of its Subsidiaries pursuant to this Agreement or any of the Ancillary Agreements;

(n) all Permits that are not primarily related to the Acquired Services;

(o) all prepaid expenses, credits, deposits and advance payments to the extent not related to any Assigned Contract or Transferred Asset; and

(p) subject to Section 1.11 (Shared Contracts), all Shared Contracts and all rights contained therein.

Section 1.3 Assumed Liabilities. Upon the terms and subject to the conditions set forth in this Agreement (including Section 1.4 (Excluded Liabilities)), at the Closing, Buyer shall assume, and agrees to pay, perform, satisfy and discharge when due, the following Liabilities of Seller and its Subsidiaries (collectively, the “Assumed Liabilities”). For the avoidance of doubt, Buyer’s agreement to assume the Assumed Liabilities shall not relieve Seller from liability for any breach of its representations, warranties or covenants under this Agreement or any Ancillary Agreement.

(a) all Liabilities, to the extent arising out of or relating to the ownership, operation or use of the Transferred Assets by Buyer or its Affiliates following the Closing, including:

(i) all Liabilities arising out of or relating to warranty obligations or any alleged or actual defect in design, provision or performance, including any alleged or actual breach of express or implied warranties or representations; and

(ii) all Liabilities arising out of or relating to any Legal Proceeding initiated following the Closing, to the extent such Liabilities arise out of or relate to the ownership, operation or use of the Transferred Assets by Buyer or its Affiliates following the Closing;

(b) all Liabilities relating to the employment (or termination thereof), compensation and employee benefits of Transferred Employees, in each case, in respect of any Transferred Employee’s employment by Buyer following the Closing;

(c) all Liabilities expressly assumed by Buyer pursuant to Article 6 (Employee Matters), or in respect of which Buyer expressly agrees to indemnify and hold harmless Seller or any of its Subsidiaries pursuant to Section 6.2(b) (Liability for Employee Matters From and After Closing) or which otherwise transfer by operation of Law with respect to current or former Acquired Services Employees (the “Assumed Employee Benefit Liabilities”); and

(d) all Taxes for which Buyer or its Affiliates are liable under applicable Law.

Section 1.4 Excluded Liabilities. Notwithstanding anything else in this Agreement to the contrary, Buyer shall not assume and shall not be responsible to pay, perform, satisfy or discharge any Liabilities of Seller or any of its Subsidiaries that are not Assumed Liabilities (the “Excluded Liabilities”). Without limiting the generality of the preceding sentence, the Excluded Liabilities shall include the following Liabilities of Seller and its Affiliates:

(a) all Liabilities to the extent arising out of or relating to the ownership or operation of the Acquired Services or use of the Transferred Assets (including the Assigned Contracts) at or prior to the Closing;

(b) all Liabilities to the extent arising out of or relating to any Excluded Asset;

(c) all accounts payable as of the Closing;

(d) except as otherwise provided in the Transition Services Agreement, all Liabilities relating to (i) the employment (or termination thereof), compensation and employee benefits of any employee or former employee of the Seller or any of its Affiliates, including those Liabilities arising at or prior to Closing, regardless of whether such Liabilities are known as of the Closing, and (ii) any Seller Benefit Plan, in each case, other than any Assumed Liabilities (including, without limitation, the Assumed Employee Benefit Liabilities);

(e) all Taxes for which Seller or its Affiliates are liable under applicable Law; and

(f) all Liabilities incurred in connection with the negotiation, preparation and performance of this Agreement or any Ancillary Agreement, including fees and expenses of Seller’s and its Affiliates’ counsel, accountants, consultants, advisers and other Representatives.

Section 1.5 Retention of Copies. Notwithstanding anything in this Agreement to the contrary, Seller and its Subsidiaries shall have the right to retain, following the Closing, copies of (a) any Books and Records or (b) any other written or recorded information constituting Transferred Assets, in the case of both clauses (a) and (b), which (i) Seller in good faith determines it or any of its Subsidiaries is reasonably likely to need in order to meet document preservation, reporting or recordkeeping requirements under applicable Law, without limiting Seller’s obligations pursuant to Section 4.11 (Confidentiality) or (ii) to the extent related to the Retained Business; provided, for the avoidance of doubt, that this Section 1.5 (Retention of Copies) shall not be construed to limit Buyer’s right of ownership with respect to any such Books and Records or information constituting a Transferred Asset from and after the Closing.

Section 1.6 Purchase Price. Upon the terms and subject to the conditions set forth in this Agreement, in consideration of the sale, transfer, conveyance, assignment and delivery of the Transferred Assets by Seller to Buyer pursuant to Section 1.1 (Transferred Assets), at the Closing, (a) Buyer or one of its Affiliates shall assume, and pay, perform, satisfy and discharge when due, the Assumed Liabilities, (b) Buyer shall assign, transfer and convey or cause to be assigned, transferred and conveyed to Seller the Stock Consideration (as adjusted pursuant to Section 1.7(d)

(Closing; Closing Date Report) and Section 1.8(c) (Post-Closing Adjustment), to the extent applicable, the “Purchase Price”), free and clear of any Encumbrances or any other restrictions on transfer (other than any restrictions under applicable securities Law or restrictions under Seller Parent’s Organizational Documents). Alternatively, on the Closing Date, Buyer Parent may assign, transfer and convey to Seller the Stock Consideration on behalf of Buyer. Immediately following the Closing, Seller shall cause the Stock Consideration to be distributed to Seller Parent and Seller Parent shall cause the Stock Consideration to be cancelled.

Section 1.7 Closing; Closing Date Report.

(a) Upon the terms and subject to the conditions of this Agreement, unless another date, place or time is agreed to in writing by Buyer and Seller, the closing of the transactions contemplated hereby (the “Closing”) shall take place at 10:00 a.m., Eastern Time, at the offices of Latham & Watkins LLP, 1271 6th Ave, New York, New York 10020, no later than the second (2nd) Business Day after which all of the conditions to the Closing set forth in Article 7 (Conditions to the Closing) have been satisfied or waived (other than the conditions set forth in Section 7.2(d) (Other Conditions to the Obligations of Buyer Parent and Buyer) and Section 7.3(d) (Other Conditions to the Obligations of Seller Parent and Seller), it being understood that the occurrence of the Closing shall remain subject to the satisfaction or waiver at the Closing of such conditions); provided, that in no event shall the Closing take place prior to the Inside Date. The date on which the Closing is actually held is referred to herein as the “Closing Date.” The Closing will be deemed effective as of the close of business on the Closing Date for tax and accounting purposes (except as otherwise required by applicable Law).

(b) At the Closing:

(i) Buyer shall deliver or cause to be delivered, and Seller or Seller Parent, as applicable, shall accept:

(A) to Seller, the Stock Consideration (as adjusted pursuant to Section 1.7(d) (Closing; Closing Date Report), if applicable), pursuant to transfer instructions in a form reasonably acceptable to Seller through the facilities of The Depository Trust Company;

(B) to Seller, the certificate contemplated by Section 7.3(d) (Other Conditions to the Obligations of Seller Parent and Seller);

(C) to Seller, a counterpart of each Ancillary Agreement to which Buyer is a party, duly executed on behalf of Buyer;

(D) to Seller, a counterpart to a written instrument evidencing the termination of the Stockholder Agreement; and

(E) to Seller, such other documents or instruments as Seller reasonably requests and are reasonably necessary and commercially customary to consummate the transactions contemplated hereby.

(ii) Buyer Parent shall deliver or cause to be delivered to Seller a counterpart of each Ancillary Agreement to which Buyer Parent or any of its Affiliates is a party that is not delivered to Seller under Section 1.7(b)(i)(C) (Closing; Closing Date Report), duly executed on behalf of Buyer Parent or such Affiliate.

(iii) Seller shall deliver or cause to be delivered to Buyer:

(A) the certificate contemplated by Section 7.2(d) (Other Conditions to the Obligations of Buyer Parent and Buyer);

(B) a counterpart of each Ancillary Agreement to which Seller or any of its Affiliates is a party, duly executed on behalf of Seller or such Affiliate;

(C) to Buyer, a counterpart to a written instrument evidencing the termination of the Stockholder Agreement; and

(D) such other documents or instruments as Buyer reasonably requests and are reasonably necessary and commercially customary to consummate the transactions contemplated hereby.

(c) Effective as of the Closing, Buyer Parent and its Affiliates shall be entitled to a credit against any amounts payable by Buyer Parent or Buyer under the A&R Master Service Agreement in an amount equal to 5% multiplied by the aggregate of all amounts invoiced under the Existing MSA with respect to the period from October 1, 2021 through the Closing Date in respect of all services described on Exhibit B of the Existing MSA other than the services listed on Exhibit L hereto (the “MSA Credit”). The MSA Credit shall be equal to the Estimated MSA Credit as of Closing as adjusted and finally determined following the Closing pursuant to the procedures set forth in Section 1.8 (Post-Closing Adjustment) (at which time, the MSA Credit shall equal the Final MSA Credit).

(d) At least five (5) Business Days prior to the anticipated Closing Date, Seller shall, after consultation with and reasonably considering any objections of Buyer, prepare and deliver to Buyer a written report (the “Closing Date Report”), which report shall set forth in reasonable detail Seller’s good faith estimate of the Specified Expenses, if any (the “Estimated Specified Expenses”) and the MSA Credit (the “Estimated MSA Credit”) provided, that Buyer shall have been provided with a reasonably detailed initial proposal of Estimated Specified Expenses and the Estimated MSA Credit, including an itemized breakdown of any matters that would reasonably be expected to be the source of any Specified Expense, at least fifteen (15) Business Days prior to Seller’s delivery of the Closing Date Report. The number of shares of Seller Parent Common Stock required to be delivered as Stock Consideration at Closing shall be correspondingly reduced by an amount of shares of Seller Parent Common Stock equal to (x) Estimated Specified Expenses (if applicable) set forth in the Closing Date Report multiplied by 13.5 divided by (y) the Signing Stock Value.

Section 1.8 Post-Closing Adjustment.

(a) No later than six (6) months after the Closing Date, Buyer shall, after consultation with Seller, deliver to Seller a statement (the “Buyer Adjustment Report”) setting forth in reasonable detail Buyer’s good faith calculation of the Specified Expenses and the corresponding Final Specified Expenses Adjustment Amount and the MSA Credit (which shall take into consideration any invoices under the A&R MSA received by Buyer after Closing, which relate to any billing period prior to the Closing), which shall be accompanied by reasonably detailed supporting documentation related to its calculation of the Specified Expenses and the MSA Credit. For the avoidance of doubt, except as otherwise provided for herein, there shall be no additional adjustment for any expenses (and no expenses shall be deemed “Specified Expenses” hereunder) to the extent not identified by Buyer in its initial Buyer Adjustment Report.

(b) The following procedures shall apply with respect to the review of the Buyer Adjustment Report:

(i) Seller shall have a period of thirty (30) days after receipt by Seller of the Buyer Adjustment Report for its review thereof (the “Review Period”).

(ii) If Seller does not deliver to Buyer a written statement describing any objections Seller has to the Buyer Adjustment Report and Buyer’s calculation of the Specified Expenses, the MSA Credit and the Final Specified Expenses Adjustment Amount (which statement would need to include reasonable detail of each item or amount in dispute, along with reasonable detail of the basis therefor, supporting documentation, schedules and calculations enabling Buyer to calculate and review Seller’s calculations) (a “Notice of Disagreement”) on or before the final day of the Review Period, then Seller shall be deemed to have irrevocably accepted such Buyer Adjustment Report, and such Buyer Adjustment Report shall be deemed to be the “Final Adjustment Report” for purposes of the payment (if any) contemplated by Section 1.8(c) (Post-Closing Adjustment). If Seller delivers to Buyer a Notice of Disagreement on or before the final day of the Review Period, then Seller and Buyer shall attempt to resolve in good faith the matters contained in the Notice of Disagreement within thirty (30) days after Buyer’s receipt of the Notice of Disagreement (the “Resolution Period”). During the Review Period and the Resolution Period, Seller and Buyer shall provide to one another and their Representatives reasonable access during normal business hours to relevant personnel and Representatives, relevant information relating to the Transferred Assets and Assumed Liabilities and the Acquired Services and other items reasonably requested by the other Party in connection with Buyer’s or Seller’s review of the Buyer Adjustment Report, the Notice of Disagreement, and any dispute with respect to those documents as contemplated by this Section 1.8 (Post-Closing Adjustment); provided, that in the event of any unreasonable delay by Buyer or Seller in providing any such access or information that was requested in writing and reasonably available, the Resolution Period shall (at the written request of the Party that made such request) be tolled (i.e., it shall not run) for so long as such access or information had been requested in writing but was not provided. If Seller and Buyer reach a resolution with respect to such matters on or before the final day of the Resolution Period, then the Buyer Adjustment Report, as modified by such resolution, shall be deemed to be the “Final Adjustment Report” for purposes of the payment (if any) contemplated by Section 1.8(c) (Post-Closing Adjustment). Seller and Buyer shall provide prompt written acknowledgement of such resolution in accordance with Section 10.2 (Notices).

(iii) If such a resolution is not reached on or before the final day of the Resolution Period, then Seller and Buyer shall promptly (and in any event no later than five (5) Business Days after the final day of the Resolution Period) retain the Arbitrator (including by executing a customary agreement with the Arbitrator in connection with its engagement) and submit any unresolved objections covered by the Notice of Disagreement (the “Disputed Items”) to the Arbitrator for resolution in accordance with this Section 1.8(b)(iii) (Post-Closing Adjustment). The Arbitrator will be instructed to (A) make a final determination on an expedited basis (and in any event within thirty (30) days after submission of the Disputed Items) with respect to each of the Disputed Items (and only the Disputed Items) that is (1) consistent with the terms of this Agreement, (2) within the range of the respective positions taken by each of Seller and Buyer and (3) based solely on written submissions to the Arbitrator provided by Seller and Buyer (i.e., not on the basis of an independent review) with respect to the Disputed Items (and only the Disputed Items) no later than fifteen (15) days after submission of the Disputed Items to the Arbitrator, and a presentation made by Seller and Buyer to the Arbitrator no later than twenty (20) days after submission of the Disputed Items to the Arbitrator; and (B) prepare and deliver to Seller and Buyer a written statement setting forth its final determination (and a reasonably detailed description of the basis therefor) with respect to each Disputed Item (the “Arbitrator’s Report”). Seller and Buyer shall provide the Arbitrator with such financial and other relevant information of Seller and Buyer as the Arbitrator shall reasonably request for purposes of making its final determination with respect to the Disputed Items, and Seller and Buyer shall otherwise reasonably cooperate with the Arbitrator in connection therewith. All information (including answers to questions from the Arbitrator) submitted by Seller or Buyer to the Arbitrator must be concurrently delivered to the other Party. Neither Seller nor Buyer, nor any of their respective Representatives, will meet or discuss any substantive matters with the Arbitrator without Seller and Buyer and their respective Representatives present or having the opportunity following at least three (3) Business Days’ advance written notice to be present, either in person or by telephone. Each of Seller and Buyer agrees that (1) the Arbitrator’s determination with respect to each Disputed Item as reflected in the Arbitrator’s Report shall be deemed to be final, conclusive, binding and non-appealable, (2) the Buyer Adjustment Report, as modified by any changes thereto in accordance with the Arbitrator’s Report, shall be deemed to be the “Final Adjustment Report” for purposes of the payment (if any) contemplated by Section 1.8(c) (Post-Closing Adjustment), (3) the procedures set forth in this Section 1.8 (Post-Closing Adjustment) shall be the sole and exclusive remedy with respect to the final determination of the Final Adjustment Report, and (4) the Arbitrator’s determination under this Section 1.8(b)(iii) (Post-Closing Adjustment) shall be enforceable as an arbitral award, and judgment may be entered thereupon in any court having jurisdiction over the Party against which such determination is to be enforced.

(iv) The Specified Expenses as set forth in the Final Adjustment Report shall be deemed to be the “Final Specified Expenses” and the MSA Credit as set forth in the Final Adjustment Report shall be deemed to be the “Final MSA Credit.”

(v) Each of Seller and Buyer shall (A) pay its own respective costs and expenses incurred in connection with this Section 1.8 (Post-Closing Adjustment) and (B) be responsible for the fees and expenses of the Arbitrator in connection with this Section 1.8 (Post-Closing Adjustment) on a pro rata basis based upon the inverse of the degree (measured in dollars) to which the Arbitrator has accepted the respective positions of Seller and Buyer (which shall be determined by the Arbitrator and set forth in the Arbitrator’s Report). For the avoidance of doubt, if the Arbitrator determines that it accepted seventy percent (70%) of the respective position of one Party (measured in dollars), that Party shall pay thirty percent (30%) of the fees and expenses of the Arbitrator and the other Party shall pay the remaining seventy percent (70%) of such fees and expenses.

(c) Within three (3) Business Days after the determination of the Final Adjustment Report in accordance with this Section 1.8 (Post-Closing Adjustment) (including by failure to timely deliver a Notice of Disagreement):

(i) if the Final Specified Expenses Adjustment Amount is a negative number, then Buyer shall assign, transfer and convey to Seller Parent or its Affiliates any additional shares of Seller Parent Common Stock and/or pay to Seller cash (by one or more wire transfers of immediately available funds to such account(s) designated in writing by Seller to Buyer) such that (i) the number of shares so delivered, if any, multiplied by the Signing Stock Value plus (ii) the amount of such cash, if any, equals the absolute value of the Final Specified Expenses Adjustment Amount; and

(ii) if the Final Specified Expenses Adjustment Amount is a positive number, then Seller shall pay to Buyer an amount in cash equal to the Final Specified Expenses Adjustment Amount, by one or more wire transfers of immediately available funds to such account(s) designated in writing by Buyer to Seller.

Section 1.9 Allocation of Purchase Price.

(a) Within sixty (60) days after the Closing Date, Buyer shall deliver to Seller a schedule allocating the Purchase Price plus the assumption of the Assumed Liabilities (such amount, the “Consideration”) among the Transferred Assets in accordance with their relative fair market values (such allocation schedule, as further revised from time to time pursuant to this Section 1.9 (Allocation of Purchase Price), the “Allocation Schedule”).

(b) Seller shall have thirty (30) days following receipt of the Allocation Schedule to review the allocation and to notify Buyer in writing if Seller disputes the allocation (a “Purchase Price Allocation Dispute Notice”), specifying the reasons therefor in reasonable detail.

(c) If Seller delivers a Purchase Price Allocation Dispute Notice, Buyer and Seller shall cooperate in good faith to resolve such dispute as promptly as practicable, and, upon such resolution, if any, any adjustments to the applicable Allocation Schedule shall be made in accordance with the agreement of Buyer and Seller. If Buyer and Seller are unable to resolve any such dispute within fifteen (15) days of Seller’s delivery of the Purchase Price Allocation Dispute Notice (or such longer period as Buyer and Seller may mutually agree in writing), such dispute shall be resolved by the Tax Arbitrator, and such determination shall be final and binding on the Parties and accordingly reflected in a revised Allocation Schedule. The Tax Arbitrator shall consider only those items and amounts as to which Buyer and Seller have disagreed within the time periods and on the terms specified above. In making such determination, the Tax Arbitrator may rely only upon information submitted to it by Buyer and Seller. The Tax Arbitrator shall be instructed to use commercially reasonable efforts to deliver to Buyer and Seller a written report setting forth the resolution of each disputed matter within thirty (30) days of submission to it of any Allocation Schedule and Purchase Price Allocation Dispute Notice and, in any case, as promptly as practicable after such submission. Any expenses relating to the engagement of the Tax Arbitrator in respect of its services pursuant to this Section 1.9 (Allocation of Purchase Price) shall be allocated fifty percent (50%) to Buyer and fifty percent (50%) to Seller.

(d) For purposes of resolving any such dispute, each Party (and its Representatives) shall provide the other Party and, once engaged for purposes of resolving such dispute, the Tax Arbitrator, with reasonable access during normal business hours to all records and information in such Party’s possession or control related to the calculation of the Allocation Schedule.

(e) The Allocation Schedule shall be (i) if no Purchase Price Allocation Dispute Notice has been timely delivered by Seller, such Allocation Schedule as originally submitted by Buyer, or (ii) if a Purchase Price Allocation Dispute Notice has been timely delivered by Seller, the calculation of such Allocation Schedule as adjusted to take into account the resolution of such dispute in accordance with this Section 1.9 (Allocation of Purchase Price), unless and until the determination of a Final Specified Expenses Adjustment Amount, in which case, such Allocation Schedule shall be revised in order to adjust the computation of the Consideration and the allocation so as to reflect such Final Specified Expenses Adjustment Amount in a manner that is consistent with the components reflected in the Final Adjustment Report.

(f) Each of the Parties agrees to file (and cause its respective Affiliates to file) its respective Tax Returns consistent with the latest Allocation Schedule, and not take any position inconsistent with the latest Allocation Schedule in any Tax Return, Tax filing, audit, refund claim or otherwise, unless required by applicable Law. Each Party agrees to provide notification (i) to Seller if the Party providing notification is Buyer and (ii) to Buyer if the Party providing notification is Seller if any Taxing Authority proposes changes to any allocations made pursuant to the Allocation Schedule.

Section 1.10 Non-Transferred Assets.

(a) During the Pre-Closing Period and any Post-Closing Transition Period, (i) each of Buyer and Seller shall and shall cause their applicable Affiliates to, use commercially reasonable efforts and cooperate in good faith to, as promptly as reasonably practicable, give all notices to, and obtain all Consents, from all Persons whose Consent is required as a condition to the transfer of any Transferred Asset; and (ii) Seller shall not and shall cause its Affiliates not to, without Buyer’s prior written consent, (A) amend, modify or waive the terms of any Contract that is an Assigned Contract or Non-Transferred Asset in a manner that would be material, and Buyer shall be under no obligation to accept any such amendment, modification or waiver or (B) take any other action with respect to such a Contract that would be restricted during the Pre-Closing Period by Section 4.1 (Conduct of the Acquired Services).

(b) Notwithstanding Section 1.1 (Transferred Assets) or anything in this Agreement to the contrary, to the extent that the assignment or transfer (or attempted assignment or transfer) to Buyer of any Transferred Asset would require the Consent of any Person (other than a Party or any Party’s Affiliates) pursuant to its terms or applicable Law, and such Consent shall not have been obtained prior to the Closing (each such Transferred Asset with respect to which Consent has not been obtained, a “Non-Transferred Asset”), this Agreement shall not constitute an assignment or transfer (or an attempted assignment or transfer) thereof except to the extent provided in this Section 1.10 (Non-Transferred Assets).

(c) From and after the Closing until the end of the Post-Closing Transition Period with respect to a particular Non-Transferred Asset, Seller and its Affiliates shall provide Buyer with the economic and operational equivalent of the transfer of such Non-Transferred Asset at cost and otherwise on the terms and conditions set forth in the Transition Services Agreement. For the avoidance of doubt, and notwithstanding anything to the contrary in this Agreement, under no circumstances shall any Liability arising out of or relating to any Non-Transferred Asset constitute an Assumed Liability unless and until such Non-Transferred Asset is assigned and transferred to Buyer pursuant to this Section 1.10 (Non-Transferred Assets).

Section 1.11 Shared Contracts.

(a) Clone & Split Shared Contracts.

(i) During the Pre-Closing Period, and any Post-Closing Transition Period, (i) each of Buyer and Seller shall, shall cause their respective Affiliates to use commercially reasonable efforts and to cooperate in good faith with each other to cause each Clone & Split Shared Contract to be replaced with separate Contracts that (x) are with the same third party or third parties as in the Shared Contract being replaced (unless otherwise consented to by Buyer), (y) replace Seller or its Affiliate, as applicable, with Buyer Parent or Buyer as a counterparty, and (z) provide Buyer or its Affiliates rights and obligations that are substantially equivalent in the aggregate to those rights and obligations utilized by Seller or its Affiliates under the Clone & Split Shared Contract in the conduct of the Acquired Services prior to the Closing (a Contract meeting such requirements, a “Replacement Contract”); (ii) each of Seller and Buyer shall execute all documentation necessary to enter into such Replacement Contracts; and (iii) Seller shall not and shall cause its Affiliates not to, without Buyer’s prior written consent, (A) amend, modify or waive the terms of any Contract that is a Clone & Split Shared Contract in a manner that would be material, and Buyer shall be under no obligation to accept any such amendment, modification or waiver or (B) take any other action with respect to such a Contract that would be restricted during the Pre-Closing Period by Section 4.1 (Conduct of the Acquired Services).

(ii) If Buyer and Seller are not able to enter into appropriate Replacement Contracts in respect of any Clone & Split Shared Contract prior to the Closing, then, from and after the Closing until the end of the Post-Closing Transition Period that applies with respect to such Clone & Split Shared Contract, Seller and its Affiliates shall provide Buyer with the economic and operational equivalent of such Replacement Contract at cost and otherwise on the terms and conditions set forth in the Transition Services Agreement.

(b) De Novo Shared Contracts.

(i) During the Pre-Closing Period, Buyer shall and shall cause its applicable Affiliates to use commercially reasonable efforts to obtain a new Contract for Buyer with respect to those services being provided to the Acquired Services under any De Novo Shared Contract (a “Buyer New Contract”) and Seller and its Affiliates shall use commercially reasonable efforts to assist, and shall cooperate in good faith with, Buyer and its Affiliates in connection with the foregoing, including by using commercially reasonable efforts to achieve the T+1 Milestones. Buyer shall reasonably promptly inform Seller once it has executed a Buyer New Contract.

(ii) To the extent that the Eligible Unsatisfied T+1 Milestones that are applicable in respect of a De Novo Shared Contract are not satisfied as of Closing, then Seller shall provide to Buyer certain services under the Transition Services Agreement that relate to such De Novo Shared Contract and related Eligible Unsatisfied T+1 Milestones, in each case, as further detailed in Section 4.6(d) and the Transition Services Agreement.

Section 1.12 Allocation of Costs.

(a) All one-time and non-recurring costs payable to a third party vendor in respect of (i) the securing of a Consent in respect of a Transferred Asset as contemplated under Section 1.10 (Non-Transferred Assets) or (ii) entry into a Replacement Contract in respect of a Clone & Split Shared Contract as contemplated in Section 1.11 (Shared Contracts) (such costs described in clauses (i) and (ii), “Arrangement Costs”) shall be borne by Seller, up to an aggregate amount of $350,000; provided, that any such Arrangement Costs in excess of $350,000 shall be borne fifty percent (50%) by Seller and fifty percent (50%) by Buyer. In the Pre-Closing Period and any Post-Closing Transition Period, Seller shall deliver a reasonably detailed estimate of all Arrangement Costs incurred by Seller or its Affiliates to Buyer at least once every three (3) months and at such other time as may be reasonably requested by Buyer, together with such supporting documentation or other information that Buyer may reasonably request for the purpose of verifying the Arrangement Costs.

(b) Each of Buyer and Seller shall, and shall cause their applicable Affiliates to use commercially reasonable efforts and to cooperate in good faith with each other in connection with the activities contemplated in Section 1.10 (Non-Transferred Assets) and Section 1.11 (Shared Contracts), including providing such reasonable access to Buyer’s personnel and Seller’s personnel, respectively, facilitating introductions to third parties or as otherwise may be required pursuant to Section 4.5 (Notification of Certain Matters) and by participating in meetings and calls with counterparties to the Assigned Contracts and Shared Contracts as may be reasonably requested for the purpose of coordinating on such activities.

(c) Each of Seller and Buyer agrees that the following provisions will govern communications with counterparties to Assigned Contracts and Shared Contracts in each case, until such Assigned Contract has been assigned to Buyer or Buyer has entered into a Replacement Contract with respect to such Shared Contract, as the case may be:

(i) Buyer shall not be permitted to contact any counterparty to any Assigned Contract or Shared Contract without the consent of (or participation by) Seller (including Seller’s Authorized Representative) except as follows:

(A) Seller shall cooperate in good faith with Buyer to jointly initiate contact with counterparties to Assigned Contracts and Shared Contracts following the date hereof. To the extent Seller has not initiated contact with any counterparty to an Assigned Contract or Shared Contract (other than a De Novo Shared Contract that is not a Professional Services De Novo Shared Contract) prior to the date that is thirty (30) days following the date hereof, Buyer shall be permitted to initiate communication; provided, that, prior to initiating any such communication, Buyer (x) provides Seller’s Authorized Representative twenty-four (24) hours advance notice of its intent to do so and (y) gives Seller’s Authorized Representative a reasonable opportunity to participate in any such communication (the foregoing clauses (x) and (y), the “Communication Procedures”);

(B) To the extent that Seller has initiated contact with a counterparty to an Assigned Contract, Clone & Split Shared Contract or Professional Services De Novo Shared Contract, or Buyer has initiated contact pursuant to Section 1.12(c)(i)(A) with any counterparty to any Assigned Contract, Clone & Split Shared Contract or Professional Services De Novo Shared Contract, then Buyer shall be permitted to contact such counterparty at any time so long as Buyer complies with clause (y) of the Communication Procedures;

(C) Buyer shall be permitted to contact any counterparty to a De Novo Shared Contract that is not a Professional Services De Novo Shared Contract at any time without the consent or involvement of Seller;

(D) Each Party shall keep the other Party reasonably apprised regarding material communications with counterparties to Assigned Contracts or Shared Contracts that relate to the transactions contemplated hereby if the other Party is not present during such material communication; provided, that providing an update during a periodic meeting of the Transition Coordinators shall be deemed to satisfy a Party’s obligation pursuant to this sentence; and

(ii) Neither Seller nor Buyer shall be permitted to contact any counterparty to an Assigned Contract with respect to fees or any conditions relating to a required Consent without the consent of the other Party;

provided, that nothing in the foregoing provisions of this Section 1.12 shall restrict any Party from (i) engaging in communications unrelated to the transactions contemplated hereby with any counterparty to an Assigned Contract or Shared Contract in the ordinary course of business or (ii) responding to a counterparty who initiates contact with a Party (without any solicitation or encouragement by such responding Party) so long as such responding Party uses commercially reasonable efforts to not discuss fees or any conditions relating to a required Consent (Allocation of Costs) and promptly informs the other Party of such communication (including the substance thereof).

Section 1.13 Withholding. Buyer and any other applicable withholding agent shall make all payments due from Buyer under this Agreement without deduction or withholding for any Taxes, except as required by applicable Law. Buyer represents that as of the date hereof, it does not expect to have to withhold any Taxes with respect to payments made hereof. If subsequently Buyer becomes aware that applicable Law requires any such deduction or withholding, Buyer shall give prompt written notice thereof to Seller, and Buyer and Seller shall cooperate in good faith to minimize the amount of any deduction or withholding (or obtain a refund of any such deduction or withholding), including obtaining and providing, and if required, filing with the relevant Taxing Authority, any applicable documentation. To the extent that amounts are so withheld in accordance with this Agreement, and duly deposited with the appropriate Governmental Body in accordance with applicable Law, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF SELLER PARENT AND SELLER

Except as set forth in the Seller Disclosure Schedule (but subject to the limitations set forth in Section 10.11(f) (Interpretation; Construction)), Seller Parent and Seller, jointly and severally, represent and warrant to Buyer Parent and Buyer as follows:

Section 2.1 Organization and Authority; Valid and Binding Agreement.

(a) Each of Seller Parent and Seller is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization. Each of Seller Parent, Seller and their respective Affiliates, as applicable, has all requisite power and authority to (i) enter into this Agreement and each of the Ancillary Agreements to which it is or will be a party, (ii) carry out its obligations hereunder and thereunder, (iii) consummate the transactions contemplated hereby and thereby, and (iv) own, lease and operate the Transferred Assets, and operate the Acquired Services as they are now being conducted. Seller or a Subsidiary of Seller, as applicable, is qualified to do business and is in good standing in each jurisdiction in which the Transferred Assets, or the operation of the Acquired Services as they are now being conducted, makes such qualification necessary, except where the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, a Material Adverse Effect.

(b) The execution and delivery by each of Seller Parent, Seller and any Affiliate of Seller of this Agreement and any Ancillary Agreements to which it is or will be a party, the performance by each of Seller Parent, Seller and any Affiliate of Seller of its obligations hereunder and thereunder and the consummation by each of Seller Parent, Seller and any Affiliate of Seller of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all requisite corporate action on the part of each of Seller Parent, Seller and any Affiliate of Seller, and no other action on the part of Seller Parent, Seller or any Affiliate of Seller is necessary to authorize the execution and delivery by Seller Parent, Seller or any Affiliate of Seller of this Agreement and each of the Ancillary Agreements to which it is or will be a party and the consummation by the Seller Parent, Seller or any Affiliate of Seller of the transactions contemplated hereby and thereby.

(c) This Agreement has been duly and validly executed and delivered by each of Seller Parent and Seller and (assuming due authorization, execution and delivery by Buyer Parent and Buyer) this Agreement constitutes a legal, valid and binding obligation of Seller Parent and Seller enforceable against each of Seller Parent and Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or similar Laws affecting creditors’ rights generally and by general equity principles (the “Enforceability Limitations”).

(d) Each of the Ancillary Agreements to which Seller or any of its Affiliates is or will be a party has been or will be, as of the Closing, duly and validly executed and delivered by Seller (or such Affiliate) and (assuming due authorization, execution and delivery by the other party or parties thereto) constitutes or will constitute, as of the Closing, a legal, valid and binding obligation of Seller (or such Affiliate), enforceable against Seller (or such Affiliate) in accordance with its terms, except as such enforceability may be limited by the Enforceability Limitations.

Section 2.2 No Conflicts; Consents.

(a) Subject to receipt of the Consents and Permits, and making of the declarations, filings and notices, referred to in Section 2.2(b) (No Conflicts; Consents) or listed in Section 2.2(b) of the Seller Disclosure Schedule, neither the execution, delivery or performance by Seller or any of its Affiliates of this Agreement or any Ancillary Agreements to which it is or will be a party, nor the consummation of the transactions contemplated hereby and thereby, will:

(i) conflict with, or result in a violation or breach of, or default under, any provision of the Organizational Documents of Seller or any of its Affiliates;

(ii) conflict with, or result in a violation of, or give any Governmental Body the right to challenge any of the transactions contemplated hereby under, any Law or Order applicable to Seller or any of its Affiliates, the Acquired Services or the Transferred Assets, except as would result from any facts or circumstances relating solely to Buyer or any of its Affiliates and not to Seller Parent, Seller or any of their Subsidiaries;

(iii) (A) result in a violation or breach of, (B) constitute (with or without due notice or lapse of time or both) a default under or result in the creation or imposition of any Encumbrance (other than a Permitted Encumbrance) upon any Transferred Asset pursuant to, (C) create in any party the right to terminate, modify, accelerate or cancel, or (D) require the Consent of, notice to or other action by any other Person under any of the terms, conditions or provisions of any Material Contract or other material Transferred Asset or other material Permit applicable to Seller or any of its Affiliates, the Acquired Services or the Transferred Assets;

except, in the case of clause (iii), where such violation, breach, event of default or other result described in such clauses would be expected to have a material adverse impact on the Acquired Services, taken as a whole.

(b) No Consent, Permit, declaration or filing with, or notice to, any Governmental Body is required by or with respect to Seller or any of its Affiliates in connection with the execution and delivery of this Agreement or any Ancillary Agreement or the consummation of the transactions contemplated hereby and thereby, except for (i) compliance with and filings under the HSR Act or (ii) such Consents, Permits, declarations, filings or notices the failure of which to make or obtain would have, individually and in the aggregate, not more than a de minimis effect on the provision of any of the Acquired Services or on the Transferred Assets or Assumed Liabilities or (ii) such Consents, Permits, declarations, filings or notices as may result from any facts or circumstances relating solely to Buyer or any of its Affiliates and not to Seller Parent, Seller or any of their Subsidiaries.

(c) Subject to receipt of the Consents listed in Section 2.2(b) or Section 2.2(c) of the Seller Disclosure Schedule, no Consent is required to be obtained by Seller or any of its Affiliates in order to achieve the T+1 Milestones except to the extent any failure to secure such Consent would not reasonably be expected to have a material impact on the achievement of such T+1 Milestones.

Section 2.3 Financial Information and 2020 Adjusted EBITDA.

(a) The Financial Information: (i) fairly presents in all material respects the results of operations of the Acquired Services for the periods referred to therein; (ii) was derived from the financial reporting systems and the consolidated financial statements of Seller and Seller Parent, which consolidated financial statements were prepared in accordance with GAAP; and (iii) is consistent in all material respects with the methodology that Seller Parent has historically used in calculating and reporting the financial condition and results of its Business Solutions segment for purposes of Seller Parent’s public securities laws filings subject to adjustments that are accurately and completely described in the Financial Information and reflect a good faith and reasonable estimate of all costs and expenses related to the operation of the Acquired Services, including costs and expenses relating to any Overhead and Shared Services or other similar internal services or support provided in connection with the Acquired Services, but excluding, in each case, the expenses of Seller Parent’s Corporate segment as reported in Seller Parent’s public securities law filings (such adjustments referred to in this clause (iii), the “Carve-Out Adjustments”).

(b) The Books and Records of Seller, Seller Parent and their respective Affiliates, to the extent affecting the calculation and reporting of the results of the Business Solutions segment of Seller Parent, since January 1, 2019, are currently maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements. The Financial Information (A) may not necessarily be indicative of the costs that would have resulted if the Acquired Services had been operated on a stand-alone basis prior to the Closing and may not be indicative of any such costs to Buyer and its Subsidiaries that will result following the Closing because the Acquired Services were not operated on a stand-alone basis prior to the Closing, (B) may be subject to normal year-end adjustments, and (C) does not include footnotes and other presentation items. Deloitte & Touche LLP has not resigned (or informed Seller Parent that it intends to resign) or been dismissed as independent public accountants of Seller Parent, in each case as a result of or in connection with any disagreements with Seller Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(c) Seller and Seller Parent maintain policies and procedures requiring Seller and all its Affiliates to maintain appropriate internal controls on financial reporting. There were no “significant deficiencies” or “material weaknesses” (each as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended) pursuant to such policies and procedures as applicable to the Acquired Services as of and for the year-ended December 31, 2020 (nor has there been any such “significant deficiency” or “material weakness” since such date).

(d) The components and calculation of 2020 Adjusted EBITDA, as reflected in the Financial Information and Exhibit A, fairly account for and present in all material respects revenues and expenses of Seller and Seller Parent relating to the Acquired Services, using the same adjustments and methodology that Seller Parent has historically used in calculating and reporting “Adjusted EBITDA” of its Business Solutions segment for purposes of Seller Parent’s public securities law filings, subject to the Carve-Out Adjustments, except for the adjustment identified in the line item of Exhibit A titled “Additional Adjustments to EBITDA”.

Section 2.4 No Undisclosed Liabilities. Neither Seller nor any of its Affiliates has any Liabilities with respect to the Acquired Services (whether or not required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP), except for Excluded Liabilities and Liabilities (a) that are specifically reserved against or reflected in the Financial Information, (b) that have been incurred in the Ordinary Course of Business since December 31, 2020, (c) for future performance under existing Contracts (none of which Liabilities arises out of or relates to any breach or violation by Seller or any of its Affiliates of any such Contract, relates to a future payment or other financial obligation of Seller or its Affiliates or is required to be reflected in the liabilities column of a statement of financial condition prepared in accordance with GAAP) or (d) that would not, individually or in the aggregate, be expected to have a material adverse impact on the Acquired Services, taken as a whole.

Section 2.5 Absence of Certain Developments. Except for the transactions contemplated hereby, since December 31, 2020 until the date hereof, Seller and its Affiliates have operated in the Ordinary Course of Business with respect to the Acquired Services in all material respects and there has not been:

(a) except as set forth on Section 2.5(a) of the Seller Disclosure Schedule, any action or event that would have required Buyer’s consent pursuant to Section 4.1 (Conduct of the Acquired Services) (excluding Section 4.1(b)(iv)) had such action or event occurred during the Pre-Closing Period; and

(b) any change, effect, event or occurrence that has resulted in or would reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect.

Section 2.6 Title, Condition and Sufficiency of Assets.

(a) Seller or one of its Subsidiaries has good, marketable and valid title to, or a valid leasehold interest in, each of the Transferred Assets (other than Intellectual Property Rights, such matters being the subject of Section 2.10 (Intellectual Property), free and clear of all Encumbrances other than Permitted Encumbrances and as set forth in Section 2.6(a) of the Seller Disclosure Schedule, except for assets, properties and rights sold or otherwise disposed of in compliance with Section 4.1 (Conduct of the Acquired Services). All leases and licenses pursuant to which Seller or one of its Affiliates leases or licenses any Transferred Assets are valid and effective, in accordance with their respective terms, and there is not (i) with respect to Seller or its Affiliates, or (ii) with respect to any other party, to Seller’s Knowledge, any existing material default (or event which with notice or lapse of time, or both, would constitute a material default) under any of such leases or licenses.

(b) Subject to the making of the declarations, filings and notices referred to in Section 2.2 or listed in Section 2.2 of the Seller Disclosure Schedule, the Transferred Assets and the rights of each of Buyer Parent, Buyer and their Affiliates under, and services to be provided to each such Person pursuant to, this Agreement or any of the Ancillary Agreements, include all properties, assets and rights (i) necessary for Buyer Parent, Buyer and their Affiliates to, immediately after the Closing, perform or receive the services and support in all material respects as provided by Seller and its Affiliates to Buyer Parent, Buyer and their Affiliates, taken as a whole, immediately prior to the Closing and (ii) sufficient to enable Buyer Parent, Buyer and their Affiliates to operate, in all material respects, the Channel Applications and the Acquired Services immediately after the Closing as they were operated and supported by Seller and its Affiliates as of the Closing.

Section 2.7 Compliance with Laws; Required Licenses and Permits.

(a) With respect to their operation of the Acquired Services and otherwise with respect to the Transferred Assets, Seller and its Affiliates are, as of the date hereof, and have been since January 1, 2018, in material compliance with all applicable Laws. Since January 1, 2018, (A) neither Seller nor any of its Affiliates has been in default or violation of any term, condition or provision of any applicable Order in connection with the operation of the Acquired Services and otherwise with respect to the Transferred Assets, nor has Seller or any of its Affiliates been subject to any inquiry, claim or allegation of any kind from any Governmental Body alleging any non-compliance with any applicable Law or Order by Seller or any of its Affiliates in connection with their operation of the Acquired Services and (B) no examination, investigation, inquiry, proceeding, audit, subpoena or disciplinary action by any Governmental Body in connection with the operation of the Acquired Services by Seller or any of its Affiliates is pending or, to Seller’s Knowledge, threatened.

(b) Section 2.7(b) of the Seller Disclosure Schedule sets forth a correct and complete list of all Permits that are material to or necessary to conduct the Acquired Services. All such Permits have been obtained by Seller or its applicable Subsidiary, and all such Permits are valid and in full force and effect in accordance with their terms in all material respects. Seller and its applicable Affiliates are, as of the date hereof, in compliance in all material respects with all such Permits except where the failure to be valid and in full force and effect would not materially impair the ownership, operation or use of any of the Transferred Assets or operation of the Acquired Services or give rise to any Assumed Liability. There are no Permits used primarily in connection with the Acquired Services.

Section 2.8 Legal Proceedings; Orders.

(a) There is no Legal Proceeding pending or, to Seller’s Knowledge, threatened (i) against or by Seller or any of its Affiliates with respect to their operation of the Acquired Services, or otherwise relating to any Transferred Assets or any Assumed Liabilities or (ii) against Seller or any of its Affiliates or any of their respective directors or officers (in their respective capacities as such) that challenges, or that could have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the transactions contemplated hereby, in each case, other than any such Legal Proceeding by Buyer Parent, Buyer or their respective Affiliates.

(b) There are no outstanding Orders adversely affecting the operation of the Acquired Services or the consummation of the transactions contemplated in this Agreement.

Section 2.9 Material Contracts.

(a) Section 2.9(a) of the Seller Disclosure Schedules sets forth a correct and complete list of the following Contracts (other than any Contract with Buyer or any Affiliate of Buyer) (the Contracts set forth in Section 2.9(a) of the Seller Disclosure Schedule, the “Material Contracts”):

(i) each Assigned Contract;

(ii) each Shared Contract;

(iii) any Contract that materially limits or purports to materially limit the ability of Seller or any of its Affiliates to compete in any line of business or geographical area or to solicit any customer or potential customer of any Person or to solicit any Person for employment or hire any Person, in each case, to the extent that any such Contract would be binding upon, or enforceable against, Buyer or any of its Affiliates in their operation of the Acquired Services or their use of the Transferred Assets after the Closing or otherwise;

(iv) any Contract that grants to any third party any preferential right, right of first refusal, right of first offer or similar right with respect to any Transferred Assets;

(v) any Assigned Contract or Shared Contract that (A) contains a “most-favored-nation” clause or similar term that provides preferential pricing or treatment and (B) cannot be cancelled by Seller or its applicable Affiliate without material penalty upon no more than ninety (90) days’ notice;

(vi) any Assigned Contract or Shared Contract that requires Seller or its Affiliates to use the products or services of the counterparty on an exclusive or preferred basis;

(vii) any Contract with a labor union or guild (including any collective bargaining agreement) that affects any Transferred Employee;

(viii) any Contract with a Governmental Body that relates to the Acquired Services, Transferred Assets or Assumed Liabilities;

(ix) any Contract establishing or governing the management of any joint venture, partnership or similar arrangement, or acquisition or disposal of any joint venture, partnership or similar arrangement relating to the Acquired Services, Transferred Assets or Assumed Liabilities;

(x) any Contract that relates to the disposition by Seller or any of its Affiliates of any Transferred Asset;

(xi) any Contract pursuant to which Seller or any of its Affiliates receives or grants any license, covenant not to sue, release, waiver, option or other similar right under, or has assigned or agreed to assign, Intellectual Property Rights that are material to the ownership, operation or use of the Transferred Assets or the Acquired Services from or to any Person other than (A) non-exclusive licenses granted to third parties by Seller or any of its Affiliates in the Ordinary Course of Business or (B) non-exclusive licenses of generally commercially available, off-the-shelf Software, and non-exclusive Software as service agreements (for generally commercially available, off-the-shelf Software as a service) and related services agreements, in each case, entered into in the Ordinary Course of Business;

(xii) any Contract relating to the settlement of any threatened, pending or resolved Legal Proceeding that affects, has affected or would reasonably be expected to affect in any manner the Acquired Services, the Transferred Assets or the Assumed Liabilities, other than (A) customary releases entered into with former employees and independent contractors on an individual (and not class or collective) basis in connection with the cessation of such employee’s or independent contractor’s employment with Seller and (B) settlement agreements entered into more than three (3) years prior to the date of this Agreement under which Seller and its Affiliates have no continuing obligations or liabilities;

(xiii) any Contract that creates or would create an Encumbrance on any material Transferred Assets or other Encumbrance material to the Acquired Services;

(xiv) any Assigned Contract or Shared Contract that is material to the Acquired Services, including any Contract that is reasonably necessary to maintaining the ongoing operations and financial position of the Acquired Services, taken as a whole, but excluding any Contracts used to provide the Overhead and Shared Services and not otherwise relating to the Acquired Services;

(xv) any Contract that relates to the Channel Applications, including the development thereof and any component therein, but excluding any Contracts used to provide the Overhead and Shared Services and not otherwise a Shared Contract or an Assigned Contract; and

(xvi) any written proposal or any commitment to enter into any Contract of a type described in the foregoing clauses of this Section 2.9(a) (Material Contracts).

(b) Seller has made available to Buyer copies of each Material Contract other than those set forth on Section 2.9(b) of the Seller Disclosure Schedule, all of which are correct and complete (subject to, in the case of Material Contracts that are not Transferred Assets or Shared Contracts, any redaction reasonably deemed necessary or appropriate by Seller of information contained therein to the extent not related to the Acquired Services, any Transferred Asset or any Assumed Liabilities), together with all modifications and amendments thereto. Each Material Contract is in full force and effect and is a valid and binding agreement of Seller or an Affiliate of Seller, enforceable against Seller or such Affiliate, as applicable, and, to Seller’s Knowledge, each other party thereto, in accordance with its terms, except as such enforceability may be limited by the Enforceability Limitations. As of the date hereof, neither Seller, any of its applicable Affiliates, nor, to Seller’s Knowledge, any other party to any Material Contract is (with or without the lapse of time or the giving of notice, or both) in material breach of, or material default under, or has, during the twelve (12) months prior to the date hereof, provided or received any written notice, or to the Seller’s Knowledge, oral notice, of a decision to terminate or seek a material variation of any Material Contract.

Section 2.10 Intellectual Property.

(a) Section 2.10(a) of the Seller Disclosure Schedule sets forth a correct and complete list of any Intellectual Property Rights included in the Transferred Intellectual Property that are subject to any registration or application to register with a Governmental Body. All such Intellectual Property Rights that are material to the Acquired Services are subsisting, valid and enforceable, and are not subject to any outstanding Order adversely affecting the validity or enforceability of, or Seller’s or its Affiliates’ ownership or use of, or rights in or to, any such Intellectual Property Rights.

(b) Seller or a Subsidiary of Seller solely and exclusively owns the Transferred Intellectual Property free and clear of any and all Encumbrances, except for Permitted Encumbrances and as set forth in Section 2.10(b) of the Seller Disclosure Schedule.

(c) The conduct of the Acquired Services by Seller does not, to Seller’s Knowledge, infringe, misappropriate or otherwise violate, and has not infringed, misappropriated or otherwise violated in the prior six (6)-year period, any Patents of any Person. The conduct of the Acquired Services by Seller does not infringe, misappropriate or otherwise violate, and has not infringed, misappropriated or otherwise violated in the prior six (6)-year period, any Intellectual Property Rights of any Person, excluding Patents. There are no Legal Proceedings pending or, to Seller’s Knowledge, threatened in writing, and within the past six (6)-year period, neither Seller nor any of its Affiliates has received any written claim, in each case that (x) claims that the operation of the Acquired Services infringes, misappropriates or otherwise violates (or has infringed, misappropriated or otherwise violated) any Intellectual Property Right of any Person, whether directly or indirectly, or (y) challenges the validity, enforceability or ownership of any Transferred Intellectual Property.

(d) To Seller’s Knowledge, no Person is infringing, misappropriating or otherwise violating the Transferred Intellectual Property and Seller and its Affiliates have not made, or threatened in writing, any claims that any Person has infringed, misappropriated or otherwise violated any Transferred Intellectual Property.

(e) Seller and its Affiliates have taken commercially reasonable measures to protect the confidentiality and value of all Know-How that is Transferred Intellectual Property, and, to Seller’s Knowledge, such Know-How has not been used by or disclosed to any Person except pursuant to written, valid non-disclosure or license agreements which have not been breached. Each Person who is or was an employee or contractor of Seller or any of its Affiliates and is or was involved in the development or creation of any Transferred Intellectual Property material to the Acquired Services has signed a valid and enforceable agreement containing an irrevocable present assignment to Seller or its Affiliate, as appropriate, of all such Intellectual Property Rights. No such Person retains any right, title or interest in or to any such Intellectual Property Rights which conflicts with the right, title or interest of Seller or its Affiliates.

(f) To Seller’s Knowledge, Seller has not incorporated, compiled, distributed or linked any Restricted Software with any Software that is part of the Transferred Assets in a manner that would subject such Software that is part of the Transferred Assets to the license conditions of any Restricted Software. For purposes hereof, “Restricted Software” means open source Software that requires as a condition of the use, modification or distribution of such Software that such Software or other Software incorporated into, derived from, compiled with or distributed with such Software (i) be disclosed or distributed in source code form, (ii) be licensed for the purpose of making derivative works or (iii) be redistributable at no charge.

Section 2.11 Data Security.

(a) Schedule 1.1(f) sets forth a correct and complete list of all Transferred IT Assets. Seller has made available to Buyer correct and complete copies of all documentation and functional specifications in Seller’s possession or control relating to the Transferred IT Assets. The Transferred IT Assets are in good operating condition and repair, consistent with applicable Data Protection Legal Requirements and Industry Standards. Seller has, consistent with applicable Data Protection Legal Requirements and Industry Standards, used applications and tools designed to detect Disabling Devices on the Transferred IT Assets and, to Seller’s Knowledge, there are no Disabling Devices on the Transferred IT Assets.

(b) To the extent affecting in any material manner the operation or conduct of the Acquired Services by Buyer or its Affiliates following the Closing or the ownership by Buyer or its Affiliates of any Transferred Assets:

(i) Seller and its Affiliates have established and implemented written policies and organizational, physical, administrative and technical measures regarding privacy, cybersecurity and data protection consistent with (A) applicable Data Protection Legal Requirements and Industry Standards, and (B) any written privacy policies of Seller or its Affiliates (such policies and measures, collectively, the “Privacy and Data Protection Policies”). Within the three (3)-year period prior to the date hereof, Seller and each of its Affiliates have (A) complied in all material respects with all of their respective Privacy and Data Protection Policies and related contractual and fiduciary obligations, and all applicable Data Protection Legal Requirements, including with respect to the collection, use, storage, processing, transmission, transfer (including cross-border transfers), disclosure and protection of Personal Data, and (B) used commercially reasonable measures consistent with Industry Standards to ensure the confidentiality, privacy and security of Personal Data. To the extent required by applicable Data Protection Legal Requirements or the Privacy and Data Protection Policies, (A) Personal Data is stored and transmitted by Seller and its Affiliates in an encrypted manner, and (B) Personal Data is not maintained by Seller or its Affiliates for longer than is required.

(ii) Seller and each of its Affiliates (A) have not been subject to any Legal Proceeding and there are no claims pending or, to Seller’s Knowledge, threatened, (B) have not received a written notice (including any enforcement notice), letter or complaint from a Governmental Body or Person alleging noncompliance or potential noncompliance with any applicable Data Protection Legal Requirements or the Privacy and Data Protection Policies, and (C) have not been subject to any written, or, to Seller’s Knowledge, oral regulatory inquiries from any Governmental Body regarding potential noncompliance with applicable Data Protection Legal Requirements; in the case of each of clauses (A), (B) and (C), with respect to Seller or its Affiliates’ collection, use, storage, processing, transmission, transfer (including cross-border transfers), disclosure or protection of Personal Data. Seller and its Affiliates are not prohibited by any applicable Data Protection Legal Requirements or their respective Privacy and Data Protection Policies from providing Buyer with any Personal Data that has been provided to Buyer as of the date hereof, or that is contemplated to be provided to Buyer, by Seller pursuant to this Agreement and the Ancillary Agreements.

(iii) During the three (3)-year period prior to the date hereof, (A) except as set forth in Section 2.11(b)(iii) of the Seller Disclosure Schedule, there have been no Data Incidents related to the Transferred IT Assets or data processed thereby, or with respect to any Personal Data maintained by or on behalf of Seller or its Affiliates with respect to the Acquired Services, (B) Seller and its Affiliates have not been required to notify any Person or regulators (including any Governmental Body) of any Data Incident, and (C) Seller and its Affiliates have not been unable to operate the Acquired Services for any material period of time due to any Disabling Device on any Transferred IT Assets or other systems, networks, data or devices used by Seller and its Affiliates in the conduct of the Acquired Services.

(iv) Except as set forth in Section 2.11(b)(iv) of the Seller Disclosure Schedule, Seller and its Affiliates have implemented and maintain commercially reasonable backup and disaster recovery technologies, processes and procedures consistent with applicable contractual obligations and Industry Standards. Seller and its Affiliates have established and performed periodic (A) risk assessments and testing of the Privacy and Data Protection Policies and procedures and (B) business continuity, vulnerability, penetration and source code tests, in each case, in compliance with applicable Laws and consistent with applicable Industry Standards. Any exceptions and vulnerabilities noted in such tests will not materially adversely affect the financial condition, operation or value of any Transferred Assets, Transferred IT Assets or the Acquired Services.

(v) All application diagrams set forth in Section 2.11(b)(v) of the Seller Disclosure Schedule are accurate high-level representations as to the application architecture covered (or purported to be covered) by such diagrams.

(c) Seller has made available to Buyer its most recent System and Organization Control (“SOC”) 1 and SOC 2 audits for the Acquired Services. Except as set forth on Section 2.11(c) of the Seller Disclosure Schedule, Seller has remediated any high-level or medium-level security issues identified in such reports. Any security issues identified in such reports that have not been remediated by Seller will not materially adversely affect the financial condition, operation or value of any Transferred Assets, Transferred IT Assets or the Acquired Services.

(d) Neither the execution, delivery or performance of this Agreement or any of the Ancillary Agreements, nor the consummation of any of the transactions contemplated by this Agreement or any Ancillary Agreements, nor Seller’s and its Affiliates’ provision to Buyer of possession or use of the Transferred IT Assets or Personal Data violates any applicable Data Protection Legal Requirements or Privacy and Data Protection Policies.

Section 2.12 Employee Benefit Plans.

(a) Section 2.12(a) of the Seller Disclosure Schedule sets forth a correct and complete list of each material Seller Benefit Plan and separately identifies each such Seller Benefit Plan that is maintained outside the jurisdiction of the United States or covers any employees or other service providers of Seller or any of its Affiliates who reside or work outside of the United States (a “Non-U.S. Seller Benefit Plan”). For each Seller Benefit Plan, Seller has made available to Buyer a correct and complete copy of (i) the plan document, including any amendments, thereto and most recent summary plan description, if any, (ii) the trust agreement or annuity Contract, if any, (iii) all material correspondence to or from any Governmental Body received in the last year with respect to such Seller Benefit Plan (to the extent related to the participation of any Acquired Services Employee (or any dependent thereof) therein), and (iv) a written description of such Seller Benefit Plan if such plan is not set forth in a written document, in effect as of the date hereof. For the avoidance of doubt, the term “United States”, as used in this Section 2.12(a) (Employee Benefit Plans), includes the Commonwealth of Puerto Rico.

(b) Each Seller Benefit Plan that is intended to be qualified under Section 401(a) of the Code or Section 1081.01(a) of the Puerto Rico Code (each, a “Qualified Seller Benefit Plan”) has received a favorable determination letter, or has pending or has time remaining in which to file an application for such determination, from the U.S. Internal Revenue Service or Puerto Rico Treasury Department, as applicable, and to Seller’s Knowledge, no event has occurred since the date of the most recent determination letter or application therefor that would reasonably be expected to adversely affect the qualification of such Qualified Seller Benefit Plan. Section 2.12(b) of the Seller Disclosure Schedule sets forth a correct and complete list of each Qualified Seller Benefit Plan. Seller has made available to Buyer copies of the most recent determination letters issued by the U.S. Internal Revenue Service and Puerto Rico Treasury Department, as applicable, with respect to each such Qualified Seller Benefit Plan.

(c) Except as would not reasonably be expected to result in any material liability to Buyer or any of its Affiliates, (i) each Seller Benefit Plan (including any related trusts) has been established, operated and administered in compliance with its terms and applicable Law, including, without limitation, ERISA, the Code and the Puerto Rico Code, (ii) all contributions or other amounts payable by Seller or any Affiliate of Seller with respect to each Seller Benefit Plan in respect of current or prior plan years have been timely paid or accrued to the extent required by generally accepted accounting principles, and (iii) there are no pending or, to Seller’s Knowledge, threatened claims (other than routine claims for benefits) or Legal Proceedings by any plan participant or beneficiary or by a Governmental Body by, on behalf of or against any Seller Benefit Plan or any trust related thereto.

(d) Except as would not reasonably be expected to result in any material liability to Buyer or any of its Affiliates, (i) all Non-U.S. Seller Benefit Plans comply with applicable local Law, and all such plans that are intended to be funded and/or book-reserved are funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions, and (ii) as of the date hereof, there is no pending or threatened Legal Proceedings relating to any Non-U.S. Seller Benefit Plan.

(e) Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, either alone or in combination with another event (whether contingent or otherwise), will (i) entitle any Acquired Services Employee to any material increase in the amount of compensation or benefits due to such Acquired Services Employee from Seller or any of its Affiliates, (ii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit due from Seller or any of its Affiliates to a Acquired Services Employee, (iii) entitle any current or former Acquired Services Employee to severance, change in control, or similar pay or any material increase in severance pay, (iv) directly or indirectly cause Seller or any of its Affiliates to transfer or set aside any assets to fund any material benefits to any Acquired Services Employee under any Seller Benefit Plans, or (v) result in the payment of any amount that could, individually or in combination with any other payment constitute an “excess parachute payment” under Section 280G of the Code to any Acquired Services Employee (excluding any payments made by, at the direction of, or otherwise pursuant to any agreement or arrangement with, Buyer or any of its Affiliates).

(f) Within the last three (3) years, (i) to the Seller’s Knowledge, no allegations, claims, or accusations of sexual harassment or sexual misconduct have been made against any Acquired Services Employee who has a base salary or wage rate greater than or equal to $60,000, and (ii) Seller has not entered into any settlement agreement related to any allegations, claims, or accusations of sexual harassment or sexual misconduct by any Acquired Services Employee who has a base salary or wage rate greater than or equal to $60,000.

Section 2.13 Labor Matters.

(a) Set forth in Section 2.13(a) of the Seller Disclosure Schedule is a list, as of the date hereof, of all Acquired Services Employees, along with each Acquired Services Employee’s (i) full legal name, (ii) home address, (iii) location of employment, (iv) current annual base salary or base hourly wage rates, (v) if applicable, annual incentive compensation opportunity and the actual amount of the 2020 annual incentive, (vi) scheduled or regular and overtime hours (as applicable) on Seller’s human resources system of record, (vii) for Acquired Services Employees based in Costa Rica and Colombia, a list of benefit entitlements, (viii) job title, (ix) date of hire, (x) service date used for crediting length of service for purposes of the Seller Benefit Plans (if different than date of hire), and (xi) status as active or on leave; provided, that the Seller Disclosure Schedule shall not include any information required to be redacted or otherwise withheld in order to comply with applicable Law.

(b) There is not currently existing or, to Seller’s Knowledge, threatened, any material labor strike, slowdown, work stoppage, unfair labor practice or other labor dispute, lockout or other industrial action against or affecting the Acquired Services, nor has there been any such activity within the past three (3) years.

(c) Seller and its Affiliates are in material compliance with all Laws governing the terms and conditions of employment of the Acquired Services Employees, including, but not limited to, Laws respecting labor, employment and employment practices, terms and conditions of employment, employee and independent contractor classification, immigration, wages and hours, and occupational safety and health.

(d) Neither the Seller nor any of its Affiliates is a party to, or bound by, any collective bargaining agreement, works council agreement or other similar agreement with any labor union or labor organization with respect to any Acquired Services Employee and there are no labor unions or other labor organizations representing, or to Seller’s Knowledge, no activities or proceedings by any individual or group of individuals, including representatives of labor unions or other labor organizations, attempting to represent, any Acquired Services Employees.

(e) Except as would not reasonably be expected to result in any material liability to Buyer or any of its Affiliates, there is no Legal Proceeding pending or, to Seller’s Knowledge, threatened, against Seller or any of its Affiliates and brought in any forum by or on behalf of any current or former Acquired Services Employee, any applicant for employment as an Acquired Services Employee or classes of the foregoing alleging breach of any express or implied employment contract, violation of any Law governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of Seller or any of its Affiliates in connection with the employment relationship of any Acquired Services Employee.

Section 2.14 Brokers. Except for Goldman Sachs & Co. LLC and Evercore Group L.L.C. (the fees of which have been or will be paid by Seller), no broker, finder, investment banker, agent or other Person is or shall be entitled to any broker’s, finder’s, financial advisor’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Seller or any of its Affiliates.

Section 2.15 Suppliers. Section 2.15 of the Seller Disclosure Schedule sets forth a correct and complete list of the top ten (10) suppliers of products or services in support of the Acquired Services (by amounts incurred) during (a) the twelve (12)-month period ended December 31, 2020 and (b) the six (6)-month period ended June 30, 2021 (collectively, the “Top Suppliers”). Since June 1, 2020, neither Seller nor any of its Affiliates has received any written notice from any Top Supplier stating that such Top Supplier has ceased or will cease to, as applicable, supply products or services in support of the Acquired Services.

Section 2.16 Insurance. Section 2.16 of the Seller Disclosure Schedule sets forth a list that is correct and complete in all material respects, as of the date hereof, of all material insurance policies maintained by Seller or its Affiliates with respect to the Acquired Services or any Transferred Asset (for the avoidance of doubt, inclusive of any such insurance policies of broader applicability to Seller’s or its Affiliates’ other businesses and assets). As of the date hereof, such policies are in full force and effect, and all premiums due on such policies have been paid.

Section 2.17 Foreign Asset Control. Seller maintains a risk-based system of controls which reasonably assures, as applicable, the monitoring, prevention, detection, and reporting of transactions involving OFAC Specially Designated Nationals and Blocked Persons, as required by applicable Law. There are no facts or circumstances that would cause Seller or any Affiliate to be deemed to be not operating in compliance, in all material respects, with any order or regulation issued by OFAC, or any other applicable executive order issued by the U.S. Department of State or the President of the U.S. Since January 1, 2016, none of Seller or any of its Affiliates has entered into any transaction with any Person subject to sanctions administered by OFAC.

Section 2.18 Anti-Money Laundering. Seller maintains a risk-based system of controls that reasonably assures the monitoring, prevention, detection, and reporting of transactions violating any applicable Law relating to anti-money laundering or anti-terrorist financing, including the Bank Secrecy Act of 1970 and the USA PATRIOT Act of 2001 (collectively, the “Anti-Money Laundering Laws”) and has complied in all material respects with any requirements to file reports and other necessary documents as required by the Anti-Money Laundering Laws. Since January 1, 2016, the Acquired Services have been conducted at all times in all material compliance with the Anti-Money Laundering Laws, and no action, suit or proceeding by or before any court or Governmental Body or any arbitrator involving Seller or its Affiliates with respect to the Anti-Money Laundering Laws is pending or, to Seller’s Knowledge, threatened.

Section 2.19 Anti-Corruption. Seller maintains a risk-based system of controls which reasonably assures, as applicable, the monitoring, prevention, detection, and reporting of transactions violating any applicable Law relating to anti-corruption, including the U.S. Foreign Corrupt Practices Act of 1977. Since January 1, 2016, none of Seller (or any of its Affiliates) or any individual employed by Seller (or any of its Affiliates) in operation of the Acquired Services has paid, offered or promised to pay, or authorized or ratified the payment directly or indirectly, of any monies or anything of value to any official or employee of any Governmental Body or any political party or candidate for political office for the purpose of influencing any act or decision of such official or of the Governmental Body to obtain or retain business, direct business to any person or secure any other improper benefit or advantage, in each case, in violation of any applicable Law.

Section 2.20 Export Controls. Since January 1, 2016, Seller has complied in all material respects with all applicable U.S. and non-U.S. export control requirements, including regulations controlling the export of certain products, services, and technologies and anti-boycott requirements as set forth in the Export Administration Regulations (EAR), 15 CFR Parts 730-774, and any related or similar rules, regulations or guidelines.

Section 2.21 Ancillary Agreements. As of the date hereof, Seller is not aware of any fact or circumstance which would render it unable to make the representations and warranties set forth in the A&R Master Service Agreement, the A&R ATH Network Participation Agreement and the A&R ISO Agreement when such agreements are entered into on the Closing Date. At the Closing, each representation and warranty that will be provided by Seller or any of its Affiliates in the A&R Master Service Agreement, the A&R ATH Network Participation Agreement and the A&R ISO Agreement in connection with the execution and delivery of each such agreement (in each case, were such agreement to be executed and delivered on the Closing Date in the form of the applicable exhibit hereto) will be true and correct.

Section 2.22 Omitted Applications. To Seller’s Knowledge as of the date hereof, there are no Omitted Applications.

Section 2.23 No Other Representations or Warranties. Each of Seller Parent and Seller acknowledges and agrees that (i) other than the representations and warranties expressly set forth in Article 3 (Representations and Warranties of Buyer Parent and Buyer) or in any Ancillary Agreement, none of Buyer Parent, Buyer, any of their Affiliates or any other Person has made or makes any representation or warranty, written or oral, express or implied, at law or in equity, with respect to the transactions contemplated by this Agreement or any Ancillary Agreement and (ii) neither Seller Parent nor Seller will have any right or remedy (and Buyer Parent, Buyer or their Affiliates will have no Liability whatsoever) arising out of, and each of Seller Parent and Seller expressly disclaims any reliance upon, any representation, warranty or other statement made by, on behalf of or relating to Buyer Parent, Buyer or any of their Affiliates (including in any materials, documentation or other information regarding the transactions contemplated by this Agreement or any Ancillary Agreement made available to Seller Parent, Seller or their representatives in connection with this Agreement or their investigation thereof), or any errors therein or omissions therefrom, other than for Fraud and the representations and warranties expressly set forth in Article 3 (Representations and Warranties of Buyer Parent and Buyer) or in any Ancillary Agreement and the rights of each of Seller Parent and Seller expressly set forth in this Agreement in respect of such representations and warranties (subject in each case to Section 9.1 (Survival)).

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF BUYER PARENT AND BUYER

Except as set forth in the Buyer Disclosure Schedule (but subject to the limitations set forth in Section 10.11(f) (Interpretation; Construction)), Buyer Parent and Buyer, jointly and severally, represent and warrant to Seller Parent and Seller as follows:

Section 3.1 Organization and Authority; Valid and Binding Agreement.

(a) Each of Buyer Parent and Buyer is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization or incorporation (as applicable). Each of Buyer Parent and Buyer (and, if applicable, its relevant Affiliates) has all requisite power and authority to (i) enter into this Agreement and each of the Ancillary Agreements to which it is or will be a party, (ii) carry out its obligations hereunder and thereunder, (iii) consummate the transactions contemplated hereby and thereby (including all power and authority to assign, transfer and convey the Stock Consideration as provided by this Agreement), and (iv) own, lease and operate its properties, and conduct its business as it is now being conducted. Each of Buyer Parent and Buyer is qualified to do business and is in good standing (where such concept is applicable) in each jurisdiction in which the properties and assets owned or leased by it, or the operation of its business as it is now being conducted, makes such qualification necessary.

(b) The execution and delivery by each of Buyer Parent and Buyer (and, if applicable, its relevant Affiliates) of this Agreement and any Ancillary Agreements to which it is or will be a party, the performance by each of Buyer Parent and Buyer (and, if applicable, its relevant Affiliates) of its obligations hereunder and thereunder and the consummation by each of Buyer Parent and Buyer (and, if applicable, its relevant Affiliates) of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all requisite corporate or other similar action on the part of each of Buyer Parent and Buyer (and, if applicable, its relevant Affiliates) and no other action on the part of Buyer Parent or Buyer (or, if applicable, its relevant Affiliates) is necessary to authorize the execution and delivery by Buyer Parent or Buyer (or, if applicable, its relevant Affiliates) of this Agreement and each of the Ancillary Agreements to which it is or will be a party and the consummation by Buyer Parent or Buyer (or, if applicable, its relevant Affiliates) of the transactions contemplated hereby and thereby.

(c) This Agreement has been duly and validly executed and delivered by each of Buyer Parent and Buyer and, assuming due authorization, execution and delivery by Seller Parent and Seller, this Agreement constitutes a legal, valid and binding obligation of Buyer Parent and Buyer, enforceable against each of Buyer Parent and Buyer in accordance with its terms, except as such enforceability may be limited by the Enforceability Limitations. Each of the Ancillary Agreements to which Buyer Parent or Buyer (or, if applicable, its relevant Affiliates) is or will be a party has been or will be, as of the Closing, duly and validly executed and delivered by such Person, and, assuming due authorization, execution and delivery by the other party or parties thereto, constitutes or will constitute a legal, valid and binding obligation of such Person, enforceable against such Person in accordance with its terms, except as such enforceability may be limited by the Enforceability Limitations.

Section 3.2 No Conflicts; Consents.

(a) Subject to receipt of the Consents and Permits, and the making of the declarations, filings and notices, referred to in Section 3.2(b) (No Conflicts; Consents), neither the execution, delivery or performance by Buyer Parent or Buyer (or if applicable, its relevant Affiliates) of this Agreement or any Ancillary Agreement to which it is or will be a party, nor the consummation of the transactions contemplated hereby and thereby, will:

(i) conflict with, or result in a violation or breach of, or default under, any provision of the Organizational Documents of Buyer Parent or Buyer (or if applicable, its relevant Affiliates);

(ii) conflict with, or result in a violation of, or give any Governmental Body the right to challenge any of the transactions contemplated hereby under, any Law or Order applicable to Buyer Parent or Buyer (or if applicable, its relevant Affiliates), except as would result from any facts or circumstances relating solely to Seller or any of its Affiliates and not to Buyer Parent, Buyer or any of their Subsidiaries; or

(iii) (A) result in a violation or breach of, (B) constitute a default under, (C) result in the acceleration of or create in any party the right to accelerate, terminate or cancel, or (D) require the Consent of any other Person under, any Contract to which Buyer Parent or Buyer is a party or is bound or to which any of the properties or assets of Buyer Parent or Buyer (or if applicable, its relevant Affiliates) are subject.

except, in the case of clause (iii) where such violation, breach, event of default or other result described in such clauses has not had, and would not reasonably be expected to have, a Buyer Material Adverse Effect.

(b) No Consent, Permit, declaration or filing with, or notice to, any Governmental Body is required by or with respect to Buyer Parent or Buyer (or if applicable, its relevant Affiliates) in connection with the execution and delivery of this Agreement or any Ancillary Agreement or the consummation of the transactions contemplated hereby and thereby, except for compliance with and filings under the HSR Act.

Section 3.3 Legal Proceedings; Orders. As of the date hereof, (a) there is no pending Legal Proceeding and, to Buyer’s Knowledge, no Person has threatened to commence any Legal Proceeding against Buyer Parent, Buyer or any of their respective Affiliates that challenges, or that could have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the transactions contemplated hereby and (b) there is no Order applicable to any of Buyer Parent or Buyer or any of their respective Affiliates that could have the effect of preventing, delaying, making illegal or otherwise interfering with any of the transactions contemplated hereby.

Section 3.4 Stock Consideration. Buyer Parent and/or a Subsidiary thereof is (or are) the sole beneficial and record owners of, and have good, valid and marketable title to, all of the Stock Consideration, free and clear of any Encumbrances or any other restrictions on transfer, including any preemptive right or any purchase option, call option, right of first refusal, subscription right or any similar right (other than any restrictions under applicable securities Law or restrictions under Seller Parent’s Organizational Documents). Immediately after the Closing, Seller will own all of the Stock Consideration that was owned by Buyer Parent or any of its Subsidiaries as of immediately prior to the Closing, free and clear of all Encumbrances (other than any restrictions under applicable securities Law or restrictions under Seller Parent’s Organizational Documents), other than as a result of any Encumbrance or other event or circumstance resulting from any action or failure to act by Seller or its Affiliates. For the avoidance of doubt, this Section 3.4 (Stock Consideration) shall not apply with respect to any shares of Seller Parent Common Stock not required to be delivered to the Closing, as determined in accordance with Section 1.7 (Closing; Closing Date Report).

Section 3.5 Certain Matters as to Buyer Parent and Buyer. Neither Buyer Parent nor Buyer is a Person with whom Seller is prohibited from engaging in any transaction due to any embargo or sanction of any Governmental Body, or any terrorism or money laundering Laws, including due to Buyer Parent, Buyer or any Person that has ownership in or control over either Buyer Parent or Buyer, except to the extent such ownership or control derives solely from such Person’s ownership of publicly traded securities of Buyer Parent, being (a) subject to embargos or sanctions of any Governmental Body, (b) in violation of any terrorism or money laundering Laws or (c) listed on a published Governmental Body list, including the Specially Designated Nationals and Blocked Persons List maintained by OFAC in the U.S. or other lists of similar import in any jurisdiction.

Section 3.6 Brokers. Except for J.P. Morgan Securities LLC (the fees of which have been or will be paid by Buyer), no broker, finder, investment banker, agent or other Person is or shall be entitled to any broker’s, finder’s, financial advisor’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Buyer Parent, Buyer or any of their respective Affiliates.

Section 3.7 Ancillary Agreements. As of the date hereof, Buyer is not aware of any fact or circumstance which would render it unable to comply with the representations and warranties set forth in the A&R Master Service Agreement, the A&R ATH Network Participation Agreement and the A&R ISO Agreement when such agreements are entered into on the Closing Date. At the Closing, each representation and warranty that will be provided by Buyer or any of its Affiliates in the A&R Master Service Agreement, the A&R ATH Network Participation Agreement, the A&R ISO Agreement in connection with the execution and delivery of each such agreement (in each case, were such agreement to be executed and delivered on the Closing Date in the form of the applicable exhibit hereto, but without regard to any other date specified therein), will be true and correct.

Section 3.8 Omitted Applications. As of the date hereof, Buyer has no Knowledge of an Omitted Application.

Section 3.9 Independent Investigation; Non-Reliance; No Other Representations and Warranties.

(a) Buyer acknowledges that it has made its own inquiry and investigation into, and based thereon, has formed an independent judgment concerning the Acquired Services, the Transferred Assets and the Assumed Liabilities. Each of Buyer Parent and Buyer has relied and shall rely solely on its own investigations and has not relied on, and hereby expressly waives any reliance upon, any representation, warranty or other statement made by, on behalf of or relating to Seller Parent, Seller, any of their Affiliates or the Acquired Services, or any omissions therefrom, other than representations and warranties of Seller in Article 2 (Representations and Warranties of Seller Parent and Seller) and any certificate delivered by Seller under Section 7.2 (Other Conditions to the Obligations of Buyer Parent and Buyer) (and, with respect to such representations and warranties, subject to any limitations included in this Agreement), Buyer has not relied and shall not rely on any oral or written statements or representations by Seller, any Affiliates of Seller or any of Seller’s Representatives.

(b) Except for the representations and warranties contained in Article 3 (Representations and Warranties of Buyer Parent and Buyer) of this Agreement and any certificate delivered by Buyer under Section 7.3 (Other Conditions to the Obligations of Seller Parent and Seller), neither Buyer nor any other Person makes any other express or implied representation or warranty on behalf of Buyer or any of its Affiliates in connection with this Agreement. Each of Buyer Parent and Buyer acknowledges and agrees that (i) other than the representations and warranties expressly set forth in Article 2 (Representations and Warranties of Seller Parent and Seller) or in any Ancillary Agreement, none of Seller Parent, Seller, any of their Affiliates or any other Person has made or makes any representation or warranty, written or oral, express or implied, at law or in equity, with respect to the Acquired Services, the Transferred Assets or the Assumed Liabilities and (ii) neither Buyer Parent nor Buyer will have any right or remedy (and Seller Parent, Seller or their Subsidiaries will have no Liability whatsoever) arising out of any representation, warranty or other statement made by on behalf of Seller Parent, Seller, any of their Affiliates or the Acquired Services (including in any materials, documentation or other information regarding the Acquired Services made available to Buyer Parent, Buyer or any of their Representatives in connection with this Agreement or their investigation of the Acquired Services (including information memoranda, data room materials, projections, estimates, management presentations, budgets and financial data and reports)), or any errors therein or omissions therefrom, other than, in each case, for Fraud and the representations and warranties expressly set forth in Article 2 (Representations and Warranties of Seller Parent and Seller) or in any Ancillary Agreement and the rights of each of Buyer Parent and Buyer expressly set forth in this Agreement in respect of such representations and warranties.

ARTICLE 4

COVENANTS

Section 4.1 Conduct of the Acquired Services.

(a) During the period commencing on the date hereof and ending on the earlier of the termination of this Agreement in accordance with its terms and the Closing (the “Pre-Closing Period”), except (i) as otherwise expressly provided in this Agreement, (ii) as set forth in Section 4.1 (Conduct of the Acquired Services) of the Seller Disclosure Schedule, (iii) to the extent the action or omission is in respect of (or results in) an Excluded Liability or Excluded Asset; provided, that the foregoing exception in this clause (iii) shall not excuse any breach of this Agreement’s provisions relating to Shared Contracts and shall not apply to actions or omissions taken for the purpose of discriminating against the Acquired Services as compared to another business unit of Seller in a manner inconsistent with past practice, (iv) as required by any Law or Order applicable to Seller or any of its Subsidiaries or the Transferred Assets or operation of the Acquired Services or required pursuant to the terms of (1) any Contract binding on Seller or any of its Affiliates which was made available to Buyer after October 1, 2021 in connection with Buyer’s due diligence relating to the transactions contemplated herein or (2) any Contract between Buyer and its Affiliates, on the one hand, and Seller and its Affiliates, on the other hand, or (v) consented to in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed) (the foregoing clauses (i) – (v), the “Agreed Exceptions”), Seller and Seller Parent shall, and shall cause their Subsidiaries to, (A) operate the Acquired Services in the Ordinary Course of Business, (B) not accelerate or delay the collection of receivables or payment of payables due to or from the Acquired Services (including pursuant to Assigned Contracts) in a manner inconsistent with past practice, (C) use commercially reasonable efforts to maintain and preserve intact the present business organizations, business relationships and assets of the Acquired Services, including the Transferred Assets, and relationships and goodwill with employees, suppliers and other third parties having material business dealings with the Acquired Services and (D) use commercially reasonable efforts consistent with past practice to meet project timelines agreed upon between Buyer and Seller (if applicable) with respect to any development, maintenance or enhancement projects that relate to the Acquired Services or Transferred Assets, including the Channel Applications or any components thereof; provided, however, that (1) the failure of Seller or any of its Affiliates to take any action otherwise prohibited by this Agreement, including pursuant to Section 4.1(b) (Conduct of the Acquired Services) shall in no circumstances be deemed a breach of this Section 4.1(a) (Conduct of the Acquired Services) and (2) Buyer’s consent with respect to any action or matter pursuant to Section 4.1(b) (Conduct of the Acquired Services) shall be deemed to constitute consent for purposes of this Section 4.1(a) (Conduct of the Acquired Services).

(b) Without limiting the generality of the foregoing Section 4.1(a) (Conduct of the Acquired Services), during the Pre-Closing Period, except for the Agreed Exceptions, Seller and Seller Parent shall not, and shall cause their Subsidiaries, as applicable, not to, take any of the following actions with respect to the Acquired Services without the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed in the case of Seller’s reasonable request to take actions referred to in (x) Section 4.1(b)(i)(B), Section 4.1(b)(v), Section 4.1(b)(vii) or (y) Section 4.1(b)(i)(A) or (C) if such actions are necessary to maintain Seller’s compliance with a requirement of the Existing MSA:

(i) (A) with respect to any Assigned Contract or Clone & Split Shared Contract, terminate any such Contract, fail to renew any such Contract that by its terms would otherwise expire or take any action prohibited in Sections 1.10 (Non-Transferred Assets) and 1.11 (Shared Contracts) with respect to such Contracts; (B) enter into any Contract that creates an Assumed Liability or that would constitute a Material Contract if it were in effect on the date of this Agreement; or (C) cancel, compromise or settle any claim, or intentionally waive or release any right that, in each case, would have been a material Transferred Asset had such action not been taken or to the extent such action would result in a material Assumed Liability;

(ii) grant or suffer to exist any Encumbrance, other than any Permitted Encumbrance, on any of the Transferred Assets;

(iii) sell, lease, license, pledge, assign or otherwise dispose of any Transferred Assets (other than any de minimis actions taken in the Ordinary Course of Business);

(iv) except (1) as otherwise required by applicable Law or (2) as otherwise required by the terms and conditions of any Seller Benefit Plan as in effect on the date hereof and set forth on Section 2.12(a) of the Seller Disclosure Schedule, Seller shall not, and shall not permit its Subsidiaries to:

(A) grant any new cash-based, equity or equity-based incentive compensation or awards to any Acquired Services Employee, including any new long-term incentive or equity-based awards (other than short-term cash incentive compensation or awards in the Ordinary Course of Business), or materially amend or modify the terms of any such outstanding awards, under any Seller Benefit Plan, in either case, solely to the extent any such grant, amendment or modification would result in any liability to Buyer or its Affiliates after Closing;

(B) grant any transaction or retention bonuses to any Acquired Services Employee;

(C) materially increase or change the base salary or wage rate or annual incentive compensation for any Acquired Services Employee (other than base salary or wage rate (and corresponding annual incentive compensation) increases in the Ordinary Course of Business for Acquired Services Employees having a base salary or wage rate less than $80,000 that would not exceed eight percent (8%) in the aggregate);

(D) materially increase or change other compensation or benefits (including but not limited to, retirement, pension, welfare or fringe benefits, through changes in actuarial or other assumptions, or loan forgiveness) payable to any Acquired Services Employee having a base salary or wage rate greater than or equal to $80,000;

(E) increase or change the non-statutory severance terms applicable to any Acquired Services Employee;

(F) hire any Acquired Services Employee having a base salary or wage rate greater than or equal to $80,000 or engage any independent contractor (who is a natural person) with duties that relate primarily to the Acquired Services and with a base annual fee rate greater than or equal to $80,000 or terminate the employment of any such Acquired Services Employee or such independent contractor other than for cause;

(G) change the status of an independent contractor (who is a natural person) with duties that relate primarily to the Acquired Services and has a base annual fee rate greater than or equal to $80,000 to that of an “employee” (other than in the Ordinary Course of Business);

(H) forgive any loans or issue any loans (other than routine travel advances or similar obligations issued in the Ordinary Course of Business) to any Acquired Services Employee;

(I) become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization; or

(J) become a party to, establish, adopt, amend, commence participation in or terminate any Seller Benefit Plan or any arrangement that would have been a Seller Benefit Plan had it been entered into prior to this Agreement to the extent such Seller Benefit Plan or arrangement or such action is directly targeted at Acquired Services Employees and will result in Buyer or any of its Affiliates bearing any liability after the Closing;

(v) commence any Legal Proceeding relating to the Acquired Services, any Transferred Assets or any Assumed Liabilities that is not in the Ordinary Course of Business or settle or compromise any Legal Proceeding relating to the Acquired Services, any Transferred Assets or any Assumed Liabilities, other than any Legal Proceeding the settlement, compromise or other disposition of which will not involve (A) material or restrictive covenants or conditions binding on the Acquired Services, any Transferred Assets or the Buyer or any of its Affiliates after the Closing, (B) admissions of any violation of Law or (C) any payment obligation other than any payments that will be made solely by Seller or one of its Subsidiaries (and not by Buyer Parent, Buyer or any of their respective Affiliates);

(vi) abandon any Transferred Intellectual Property or otherwise permit any of their rights to any Transferred Intellectual Property to lapse (other than in the Ordinary Course of Business in connection with the application for or maintenance of any immaterial registered Transferred Intellectual Property to the extent that such Transferred Intellectual Property is no longer used or useful in any material respect in the conduct of the Acquired Services);

(vii) materially alter the design or development of any Channel Applications or make material vendor or component selection decisions relating to the Channel Applications; or

(viii) agree or make any commitment to take, or adopt any resolution in support of, any of the actions in the foregoing clauses of this Section 4.1(b) (Conduct of the Acquired Services).

(c) Except as specifically set forth herein, nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the Acquired Services prior to the Closing. Prior to the Closing, Seller shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the Acquired Services. Nothing in this Agreement shall prohibit Seller or any of its Subsidiaries from transferring employees (including Acquired Services Employees) among Seller and its Subsidiaries.

Section 4.2 Ancillary Agreements. During the Pre-Closing Period, except as required by any Law or Order, no Party shall take any action for the purpose of depriving in any material respect any other Party, its Affiliates or its or their customers of the benefits they would reasonably expect to derive from the execution and delivery, at the Closing, of the Material Ancillary Agreements, or for the purpose of increasing in any material respect the costs or obligations to such Persons arising under any such agreement.

Section 4.3 Stock Consideration. During the Pre-Closing Period, Buyer Parent shall not, and shall cause its Affiliates not to, (a) sell, transfer, convey, assign, deliver or otherwise dispose of any portion of the Stock Consideration to any Person (other than to Seller Parent, Seller or any of their Affiliates in accordance with the terms of this Agreement) or (b) grant or suffer to exist any Encumbrance on the Stock Consideration other than any restrictions under applicable securities Law or restrictions under Seller Parent’s Organizational Documents.

Section 4.4 Access to Information.

(a) During the Pre-Closing Period, Seller shall, and shall cause its applicable Affiliates and their respective Representatives to, upon reasonable advance notice and at Buyer’s reasonable request, for the purposes of verifying the representations and warranties of Seller and preparing for Buyer’s operation or use of the Transferred Assets and Acquired Services following the Closing and any other matter or transaction contemplated by this Agreement or any Ancillary Agreement, provide Buyer and its Representatives with reasonable access, during normal business hours, to Seller’s and its applicable Affiliates’ properties, assets, facilities, Books and Records and data, in each case, only to the extent relating to the Transferred Assets, Assumed Liabilities and Acquired Services and to the Acquired Services Employees who have knowledge relating to the Acquired Services, the Transferred Assets or the Assumed Liabilities; provided, that nothing herein will obligate Seller to take or permit any action that would interfere unreasonably with the normal operations of the Acquired Services or any Retained Business. Seller shall have the right to have one or more of its Representatives present at all times during any inspections, interviews and examinations. Notwithstanding anything in this Agreement to the contrary, during the Pre-Closing Period, Seller shall not be required to provide copies of, access to or disclose any information, or cause any of its Subsidiaries to provide copies of, access to or disclose any information that would (i) jeopardize the attorney-client privilege or other immunity or protection from disclosure of Seller or any of its Subsidiaries, (ii) conflict with any applicable Law (including any Law relating to data protection or privacy) or Order or any Contract to which Seller or any of its Affiliates is a party as of the date hereof which was made available to Buyer after October 1, 2021 in connection with Buyer’s due diligence relating to the transactions contemplated herein, or (iii) result in the disclosure of competitively sensitive information; provided, that Seller shall use commercially reasonable efforts to make alternative disclosure arrangements and/or obtain any consent or waiver required in order to provide copies of, access to or otherwise disclose such information in a manner that would not jeopardize such privilege, immunity or protection, or conflict with any such Law or Order (the foregoing restrictions and mitigation obligations, collectively the “Disclosure Limitations and Procedures”).

(b) During the Pre-Closing Period the Parties will reasonably cooperate with respect to communications with the employees of Seller or its Affiliates regarding the transactions contemplated by this Agreement. All communications with any employee of Seller or its Affiliates (including any Acquired Services Employee) shall be coordinated through Seller and Buyer shall not be permitted to have any unilateral communication with any employee of Seller or its Affiliates (including in respect of post-Closing employment of any Acquired Services Employee) without the participation of Seller or Seller’s Authorized Representative unless Seller consents to such unilateral communication without the participation of Seller or Seller’s Authorized Representative (which participation or consent shall not be unreasonably withheld, conditioned or delayed); provided, that nothing shall prohibit Buyer from engaging in communications in the ordinary course of the Parties’ existing commercial relationship or as permitted under Section 6.1(j) (Offers and Terms of Employment).

(c) Buyer will hold and protect any information obtained pursuant to Section 4.4(a) (Access to Information) in confidence to the extent required in accordance with Section 4.11(a) (Confidentiality).

Section 4.5 Notification of Certain Matters(a) . During the Pre-Closing Period, each Party shall promptly notify each other Party of any occurrence of which it is aware that is reasonably likely to result in any of the conditions set forth in Article 7 (Conditions to the Closing) becoming incapable of being satisfied; provided, however, that such Party’s failure to give notice of any such occurrence as required pursuant to this Section 4.5 (Notification of Certain Matters) shall not be (a) deemed to be a breach of the covenant contained in this Section 4.5 (Notification of Certain Matters), but instead shall (if applicable) constitute only a breach of the applicable underlying representation, warranty, covenant or agreement, or (b) taken into account in determining whether the conditions to the Closing set forth in Article 7 (Conditions to the Closing) have been satisfied. Notwithstanding anything to the contrary, in no event shall any Party be required to disclose any information if doing so would violate applicable Laws or regulatory expectations relating to confidential supervisory information.

Section 4.6 Efforts to Consummate; Transition Coordination.

(a) Subject to applicable Law, during the Pre-Closing Period, each Party shall reasonably cooperate with the other Party to assist each other in responding to information requests or other queries relating to the preparation of Buyer’s operation or use of the Transferred Assets or the Acquired Services following the Closing, taking the actions contemplated by Section 1.10 (Non-Transferred Assets) and Section 1.11 (Shared Contracts) with respect to the Transferred Assets and Shared Contracts, planning and implementing necessary and appropriate policies, procedures and other arrangements in connection with the transition of ownership of the Transferred Assets (including any required data migration) and the retention by Seller of ownership of the Excluded Assets or delayed transition of the Non-Transferred Assets, the preparation of, completion of and entry into the Ancillary Agreements, the provision of services to be provided pursuant to the Transition Services Agreement and the other Ancillary Agreements, the implementation and completion of the Phase 1 interim network segmentation contemplated by the Network Segmentation Interface SOW and the other transactions contemplated hereby, and completion of those activities that relate to certain milestones set forth on Annex B (such activities classified as a “T+1 Milestone” on Annex B, a “T+1 Milestone” and together the “T+1 Milestones”).

(b) Each of Buyer and Seller shall designate one or more of its respective employees as a “Transition Coordinator” to coordinate planning and implementation contemplated by this Section 4.6(b) (Efforts to Consummate; Transition Coordination), shall provide such employee(s) with any authorizations or delegations of authority necessary to give effect to the purposes of this Section 4.6(b) (Efforts to Consummate; Transition Coordination) and shall otherwise use their commercially reasonable efforts to take, or cause to be taken, all actions necessary, proper or advisable to achieve the T+1 Milestones as promptly as practicable. In furtherance of the foregoing, to the extent that any prior consent is required to be obtained from a Party pursuant to this Agreement (the “Granting Party”) prior to another Party taking any action (the “Requesting Party”) and such topic is discussed at a meeting of the Transition Coordinators or among Authorized Representatives of both Parties, the Requesting Party shall circulate an email that includes the applicable Authorized Representatives of the Granting Party detailing the items so discussed and the consent being requested, and such consent shall be deemed to be granted for all purposes under the Agreement in the event the Authorized Representative from the Granting Party responds to the email confirming consent. For the avoidance of doubt, no consent granted pursuant to this Section 4.6(b) shall operate as an Amendment or waiver of any term of this Agreement. The Transition Coordinators shall meet at least weekly or at such other frequency as the Transition Coordinators may determine from time to time.

(c) Subject to Section 4.7 (Satisfaction of De-Control Conditions) and Section 4.8 (Governmental Approvals), during the Pre-Closing Period, each of Buyer Parent, Buyer, Seller Parent and Seller shall, and Seller shall cause its applicable Subsidiaries to, use commercially reasonable efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby as promptly as practicable, including satisfaction (but not waiver) of the conditions to the Closing set forth in Article 7 (Conditions to the Closing).

(d) In the event that Buyer determines in its discretion that any T+1 Milestones may not be met on or prior to the Inside Date (as such may be extended pursuant to this Section 4.6(d) (Efforts to Consummate; Transition Coordination), Buyer may extend the Inside Date by up to a maximum of three (3) successive thirty (30)-day periods by providing Seller written notice thereof not less than five (5) Business Days prior to the then-applicable Inside Date. For the avoidance of doubt, the Inside Date shall not be subject to extension for more than ninety (90) days following the initial Inside Date. If the Closing occurs or is expected to occur prior to the satisfaction of all T+1 Milestones (for clarity, including in the event that the parties waive the closing condition relating to the Key T+1 Milestones set forth in Section 7.1(f) or in the event that one or more T+1 Milestones have not been achieved as of the Inside Date and the conditions to Closing set forth in Article 7 have been satisfied or waived), then at Buyer’s request, with respect to any T+1 Milestone other than an Excluded T+1 Milestone that will not be achieved or is not expected to be achieved prior to the Closing (an “Eligible Unsatisfied T+1 Milestone”) (i) Seller and its Affiliates shall, pursuant to the Transition Services Agreement, provide Buyer with the economic and operational equivalent of such Eligible Unsatisfied T+1 Milestone at a price not in excess of Seller’s cost to enable the continuous provision, operation and use of any Acquired Services affected by such Eligible Unsatisfied T+1 Milestone, and (ii) the Parties shall consult in good faith to negotiate such modifications to Schedule A of the Transition Services Agreement as may be appropriate so that the services provided under the Transition Services Agreement give effect to the foregoing clause (i).

(e) Each Party shall reasonably cooperate with the other Parties and Virtusa to assist each other with respect to, and shall otherwise use commercially reasonable efforts to, complete, execute and deliver the Virtusa Work Order and the Core API Layer SOW as promptly as practicable following the date hereof, including by providing Virtusa with such information and assistance as it may request in order to define any deadline with respect to the delivery of the Core API Layer; provided, that, the Core API Layer SOW shall be completed, executed and delivered within five (5) Business Days after the completion of the Virtusa Work Order. Upon completion of the Virtusa Work Order, the last day of the project schedule prepared by Virtusa Corporation in accordance with the Virtusa Work Order will be the deadline for Seller or its Affiliates to implement and complete the activities and deliverables contemplated by the Core API Layer SOW (the “Core API Deadline”). Seller shall begin the implementation of the activities and deliverables contemplated by the Core API Layer SOW within thirty (30) days after Buyer Parent and Buyer execute and deliver the Core API Layer SOW to Seller. The start date of the Core API Deadline will begin upon the earlier of (A) thirty (30) days after Buyer Parent and Buyer execute and deliver the Core API Layer SOW or (B) sixty (60) days after Buyer Parent and Buyer execute and deliver the Core API Layer SOW if Seller extends the execution and delivery of the Core API Layer SOW as provided in the Core API Layer SOW in the form attached as Exhibit J.

(f) Each Party shall use commercially reasonable efforts to negotiate, complete, execute and deliver the Phase 2 SOW as promptly as practicable after the date hereof, and in any event within sixty (60) days of the Closing. All out-of-pocket and internal costs incurred by the Parties in connection with the Phase 2 SOW shall be borne fifty percent (50%) by Buyer or its Affiliates and fifty percent (50%) by Seller or its Affiliates.

(g) Buyer and Seller will negotiate in good faith to reach agreement, as soon as practicable after the date hereof and in any event prior to the Closing, regarding the scope of services to be provided under the Transition Services Agreement and the other terms to be included on Schedule A to the Transition Services Agreement (for the avoidance of doubt, subject to Section 4.6(d) in the case of any services to be provided in respect of any Eligible Unsatisfied T+1 Milestones) and shall cause their respective Transition Coordinators to cooperate and consult in good faith in connection with the foregoing.

Section 4.7 Satisfaction of De-Control Conditions. Buyer and Seller shall, and shall cause their respective Affiliates to, reasonably cooperate and use their respective commercially reasonable efforts to take any and all actions required to satisfy the De-Control Conditions prior to the end of the Sell-Down Period (as defined in the Registration Rights and Sell-Down Agreement).

Section 4.8 Governmental Approvals.

(a) Subject to the other terms and conditions of this Section 4.8 (Governmental Approvals), during the Pre-Closing Period, each of the Parties shall, and shall cause its respective Affiliates to, use commercially reasonable efforts to (i) obtain, or cause to be obtained, all Consents and Permits from Governmental Bodies that are or become necessary or advisable in connection with the consummation of the transactions contemplated hereby, including to cause the waiting periods under the HSR Act and any other applicable Antitrust Laws to terminate or expire at the earliest possible date after filing, (ii) obtain, or cause to be obtained, the De-Control Confirmation, (iii) respond promptly to any requests for information made by any Governmental Body, including any request from the FTC, the DOJ or the Federal Reserve Board for additional information or documentary materials, (iv) cooperate with the other Parties in promptly seeking to obtain all such Consents, Permits, the De-Control Confirmation and fulfilling the De-Control Conditions, and (v) not take any action that could reasonably be expected to have the effect of delaying, impairing or impeding the fulfillment of the De-Control Conditions or the receipt of any such Consents, Permits, or the De-Control Confirmation; provided, that no Party shall be deemed to have breached the foregoing sentence by virtue of taking any action or omitting to take any action that such Party determines in good faith to be necessary to comply with applicable bank regulatory requirements or supervisory guidance, instructions or expectations. Buyer and Seller shall prepare and file (A) the required Notification and Report Forms under the HSR Act with the FTC and the DOJ no later than twenty (20) Business Days after the date hereof and (B) any required notifications, filings, registrations, submissions and other materials required and advisable under any other applicable Law, including any applicable Antitrust Law, as promptly as practicable after the date hereof. All filings made in connection with the foregoing sentence shall be made in substantial compliance with the requirements of applicable Law, including Antitrust Laws. All filing fees payable in connection with the notifications, filings, registrations, submissions or other materials contemplated by this Section 4.8(a) (Governmental Approvals) shall be paid entirely by Buyer, including those fees related to the HSR Act.

(b) To the extent permitted by applicable Law, each of the Parties shall use commercially reasonable efforts to (i) promptly notify and furnish the other Parties with copies of any substantive correspondence or communication (including any written objection or in the case of any substantive oral correspondence or communication, a summary thereof) between it or any of its Affiliates or any of their respective Representatives, on the one hand, and any Governmental Body, on the other hand, or any filing such Party submits to any Governmental Body, with respect to the transactions contemplated hereby, (ii) consult with and permit each other Party’s legal counsel to review in advance any material filing or correspondence by such Party to any Governmental Body in relation to the transactions contemplated hereby, (iii) respond to all inquiries received from any Governmental Body involved in the review or investigation of the transactions contemplated hereby for additional information or documentation within the amount of time permitted by such Governmental Body, and (iv) consider in good faith the views of such other Parties in connection with any proposed filing and any material communication or correspondence to any Governmental Body, in each case, to the extent relating to the transactions contemplated by this Agreement. If and to the extent reasonably practicable, no Party shall agree to, or permit any of its Affiliates or Representatives to, participate in any substantive meeting or discussion with any Governmental Body relating to transaction contemplated by this Agreement unless it consults with the other Parties in advance and, to the extent permitted by such Governmental Body, gives the other Parties the opportunity to attend and participate in such meeting or discussion. Notwithstanding the other provisions of this Agreement, any Party may redact or withhold any information to the extent necessary or advisable to comply with applicable Laws relating to confidential supervisory information, and no Party’s communications with bank regulators in the course of routine supervisory discussions or in connection with examinations shall be subject to this Section 4.8(b) or otherwise be deemed a breach of this Agreement.

(c) Without limiting any of the foregoing in this Section 4.8 (Governmental Approvals), each Party shall, and shall cause its Affiliates to, use commercially reasonable efforts to obtain (x) the Required Antitrust Approvals and (y) any other regulatory Consents required under applicable Antitrust Law, to enable all waiting periods under any applicable Antitrust Law to expire, and to avoid or eliminate each and every impediment under any applicable Antitrust Law asserted by any Governmental Body, in each case, to cause the Closing and the other transactions contemplated hereby to occur as promptly as practicable following the date hereof and, in any event, prior to the Termination Date.

(d) Notwithstanding anything in this Agreement to the contrary, in no event shall Buyer or any of its Affiliates be obligated to (i) take any action that would, individually or in the aggregate, reasonably be expected to have a material and adverse effect on Buyer and its Affiliates (taken as a whole), on the Transferred Assets (taken as a whole) or on the Acquired Services (taken as a whole); (ii) accept any limitation on the ownership or operation of all or any portion of its business or assets or (iii) dispose of or hold separate all or any portion of its business or assets.

(e) Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall require Seller or any of its Affiliates to modify, relinquish, forbear or narrow in any material manner any material rights, or agree to any material restriction on the conduct of any Retained Business or the ownership or exercise of any assets, properties or rights, except solely with respect to Transferred Assets and solely as is conditioned on the consummation of the Closing, it being understood that Seller shall be permitted to take such actions with respect to Transferred Assets in connection with its efforts under this Section 4.8 (Governmental Approvals) to the extent consented to in advance by Buyer.

Section 4.9 Public Announcements. Except as otherwise expressly contemplated by this Agreement, and except for the separate or joint press releases to be issued by the Parties in the forms agreed by the Parties (or any public statement or disclosure that contains or reflects only such information with respect to the transactions contemplated hereby and by the Ancillary Agreements as was previously disclosed in press releases or other public disclosures made in accordance with this Section 4.9 (Public Announcements)), no Party shall, and each Party shall cause its Affiliates not to, issue any press release or otherwise make any public statements or disclosure with respect to the transactions contemplated hereby and by the Ancillary Agreements without the prior written consent of each non-Affiliated Party. Notwithstanding the forgoing, to the extent such disclosure is required by applicable Law or the rules of any stock exchange, the Party seeking to make such disclosure shall promptly notify each non-Affiliated Party thereof and the Parties shall use efforts reasonable under the circumstances to cause a mutually agreeable release or announcement to be issued.

Section 4.10 Books and Records.

(a) Subject to Section 5.2 (Tax Cooperation), from and after the Closing Date for a period of six (6) years (or for any longer period as may be required by any Governmental Body or necessary in accordance with any Legal Proceeding), each of Buyer and Seller shall use commercially reasonable efforts to (i) give Buyer or Seller, as the case may be, and its Representatives reasonable access to (x) its Representatives, including employees, and (y) solely to the extent relating to the Acquired Services or the Transferred Assets or Assumed Liabilities, Books and Records and other information with respect to the Acquired Services or the Transferred Assets or Assumed Liabilities relating to periods prior to the Closing, in each case for any reasonable purpose, including as may be necessary for (A) the preparation of Tax Returns and financial statements and (B) complying with any audit request, subpoena or other investigative demand by any Governmental Body or for any Legal Proceeding (including any Claim pursuant to Article 9 (Survival; Indemnification; Limitations on Liability)), subject in all cases to reasonable restrictions imposed from time to time upon advice of counsel in respect of applicable legal privilege, Laws or contractual requirements relating to the confidentiality of information (including any Antitrust Laws), and (ii) maintain all such Books and Records in accordance with such Party’s record retention policies. All access provided pursuant to this Section 4.10 (Books and Records) shall be conducted (A) during normal business hours upon reasonable advance notice to the Party providing access, (B) in such a manner as not to interfere unreasonably with the normal operations of the businesses of the Party providing access and its Subsidiaries and (C) at the accessing Party’s sole out-of-pocket cost and expense (including any costs and expenses for making copies of Books and Records), and the Party providing access shall have the right to have one or more of its Representatives present at all times during any visits, examinations, discussions or contacts contemplated by this Section 4.10 (Books and Records).

(b) Neither Buyer nor Seller shall be required by Section 4.10(a) (Books and Records) to provide copies of, access to or disclose to the other Party any information to the extent it contains any information relating to (1) in the case of Seller, the Retained Business and, in the case of Buyer, any other business of Buyer or its Subsidiaries, other than the Acquired Services, (2) Taxes (except as provided in Section 5.2 (Tax Cooperation)) or (3) subject to Section 4.10(e) (Books and Records), individual performance or evaluation records or medical histories and any such disclosure of information shall be subject to the Disclosure Limitations and Procedures, applied mutatis mutandis.

(c) Notwithstanding the foregoing, if the Parties are in an adversarial relationship in any Legal Proceeding, the furnishing of information, documents or records with regard to such Legal Proceeding in accordance with Section 4.10(a) (Books and Records) shall be subject to any applicable rules relating to discovery.

(d) With respect to any access pursuant to this Section 4.10 (Books and Records) by a Party or its Representatives to any Books and Records or other information, including electronic Books and Records, of the other Party or its Subsidiaries, the terms of Section 4.11 (Confidentiality) shall apply to such Books and Records or other information.

(e) Seller shall provide to Buyer copies of all Books and Records relating to Transferred Employees’ employment with Seller (including copies of personnel and employment records with respect to the Transferred Employees), to the extent permitted by applicable Law on or as soon as reasonably practicable following the Closing Date.

(f) (f) Without limitation of the Parties’ covenants with respect to the T+1 Milestones, Seller and Buyer shall use commercially reasonable efforts to cooperate with one another to migrate any of the electronic data contained in the Books and Records that are to be transferred to Buyer pursuant to this Agreement.

Section 4.11 Confidentiality.

(a) The Parties agree hereby, effective upon the Closing, to terminate or cause their respective Affiliates (as applicable) to terminate, the Confidentiality Agreement, which shall be superseded by this Section 4.11 (Confidentiality) and shall be of no further force and effect.

(b) For three (3) years after the Closing, unless Seller or Seller Parent has otherwise consented in writing and except with respect to the use restrictions on any confidential information (including any Know-How) that is licensed to Buyer, Buyer Parent shall not, and shall cause its Subsidiaries, its Affiliates and its and their respective Representatives not to, use, directly or indirectly, for the benefit of Buyer Parent or its Affiliates, or disclose or provide access to any and all confidential or proprietary information relating to the Retained Businesses that becomes known to Buyer Parent, its Affiliates or its or their respective Representatives in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, in each case to any other Person, and to treat and hold the same as confidential by using the same degree of care, but no less than a reasonable standard of care, to prevent the unauthorized use, dissemination or disclosure of such confidential or proprietary information, knowledge and data as Buyer Parent or Buyer used with respect thereto prior to the execution of this Agreement.

(c) For three (3) years after the Closing, Seller Parent shall not, and shall cause its Subsidiaries, its Affiliates and its and their respective Representatives not to, use, directly or indirectly, for the benefit of Seller Parent or its Affiliates, or disclose or provide access to:

(i) any and all confidential or proprietary information, knowledge or data to the extent constituting a Transferred Asset or otherwise relating to the Acquired Services, any Transferred Asset or any Assumed Liability; or

(ii) all confidential or proprietary information relating to the business of Buyer Parent, its Affiliates or its or their respective Representatives that becomes known to Seller Parent, its Affiliates or its or their respective Representatives in connection with the transactions contemplated by this Agreement and the Ancillary Agreements;

in the case of each of clause (i) and (ii), to any other Person, and to treat and hold the same as confidential by using the same degree of care, but no less than a reasonable standard of care, to prevent the unauthorized use, dissemination or disclosure of such confidential or proprietary information, knowledge and data as Seller Parent or Seller used with respect thereto prior to the execution of this Agreement.

(d) Section 4.11(b) and Section 4.11(c) (Confidentiality) shall not apply to any information that: (i) is or becomes generally available to the public other than as a result of a violation of this Section 4.11 (Confidentiality) or any of the Ancillary Agreements; (ii) becomes available on a non-confidential basis from a source other than a Person owing a duty of confidentiality with respect to such information, or (iii) is independently developed by a Party without reference to or use of confidential information of the other Parties (the information described in the foregoing clauses (i) – (iii) being referred to, collectively, as the “Excluded Information”).

(e) If any Party or any of their respective Affiliates or Representatives is required by any applicable Governmental Body or becomes legally compelled by any applicable Law or Order or pursuant to a court order, subpoena or administrative, legal or judicial proceeding to disclose any of the information subject to Section 4.11(b) or Section 4.11(c) (Confidentiality), as applicable, the applicable Party shall, and shall cause its respective Affiliates and Representatives to, (i) to the extent reasonably practicable and permitted by applicable Law, provide the other Parties with reasonable prior written notice of such required disclosure so that the other Parties may seek a protective order, injunctive relief or other remedy, (ii) if such protective order or other remedy is not obtained, furnish only that portion of such information that is legally required to be provided and exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded to such information, and (iii) use commercially reasonable efforts to promptly furnish to the other Parties a copy (in whatever form or medium) of such information that it intends to furnish or has furnished. Notwithstanding the foregoing, Buyer and Seller and their respective Affiliates may disclose such information to any Governmental Body having authority to regulate or oversee any portion of the business of Buyer or Seller or their respective Affiliates, as applicable, in the context of a routine audit or supervisory examination of the business activities of Buyer, Seller or their respective Affiliates, as applicable; provided, that prior to such disclosure, such Governmental Body is advised of the confidential nature of such information and confidential treatment of such information is requested.

Section 4.12 Intellectual Property Matters.

(a) Effective as of the Closing, Seller (on behalf of itself and its Affiliates) hereby grants to Buyer a perpetual, irrevocable, worldwide, non-terminable, non-sublicensable (except as set forth in Section 4.12(e) (Intellectual Property Matters)), non-transferable (except as set forth in Section 4.12(g) (Intellectual Property Matters)), non-exclusive, royalty-free, fully paid-up license under all Patents that are owned by Seller or any of its Affiliates immediately following the Closing (for the avoidance of doubt, after giving effect to the transfer of the Transferred Intellectual Property) that are practiced by, or claim or cover, the conduct of the Acquired Services as conducted as of the Closing (or the making, use or sale of any Software, systems, networks, data or devices used or otherwise exploited by Seller and its Affiliates in connection therewith as of the Closing (such Software, systems, networks, data and devices being referred to, collectively, as the “Technology Assets”)), to make, have made, use, offer for sale, sell and import the Acquired Services as conducted as of immediately prior to the Closing, and any natural evolutions thereof, including as they may be integrated or combined with other assets and services of Buyer and its Affiliates, and practice any method in connection with the foregoing; provided, that the license granted under this Section 4.12(a) (Intellectual Property Matters) excludes any Patents practiced in connection with, or that claim or cover, solely the activities and Technology Assets used or otherwise provided or exploited by Seller or its Affiliates under the Transition Services Agreement, the A&R Master Service Agreement, the A&R ATH Network Participation Agreement, the A&R ISO Agreement, the Virgin Islands Services Agreement, or the A&R Technology Agreement (including any Statement of Work, Service Addendum or similar document under any of the foregoing agreements) (each a “Commercial Agreement”, and collectively, the “Commercial Agreements”) except to the extent the conduct of the Acquired Services as of the Closing would infringe such Patents.

(b) Effective as of the Closing, Seller (on behalf of itself and its Affiliates) hereby grants to Buyer a perpetual, irrevocable, worldwide, non-terminable, non-sublicensable (except as set forth in Section 4.12(e) (Intellectual Property Matters)), non-transferable (except as set forth in Section 4.12(g) (Intellectual Property Matters)), non-exclusive, royalty-free, fully paid-up license under all Copyrights embodied by the Acquired Services (as conducted as of the Closing) or the Technology Assets, that are owned by Seller or any of its Affiliates immediately following the Closing (for the avoidance of doubt, after giving effect to the transfer of the Transferred Intellectual Property), to use, reproduce, display, transmit, distribute, disclose (in the case of any display, transmission, distribution or disclosure, solely to internal users, other than with respect to aspects or components of the Acquired Services that are designed to be made available for use by customers of the Acquired Services), and prepare derivative works based on the foregoing, solely for purposes of operating the Acquired Services as conducted as of immediately prior to the Closing and any natural evolutions thereof, including as they may be integrated or combined with other assets and services of Buyer and its Affiliates; provided, that the license granted under this Section 4.12(b) (Intellectual Property Matters) excludes any Copyrights solely embodied by Software, systems, networks, data or devices used or otherwise provided or exploited by Seller or its Affiliates any Commercial Agreement.

(c) Effective as of the Closing, Seller (on behalf of itself and its Affiliates) hereby grants to Buyer a perpetual, irrevocable, worldwide, non-terminable, non-sublicensable (except as set forth in Section 4.12(e) (Intellectual Property Matters)), non-transferable (except as set forth in Section 4.12(g) (Intellectual Property Matters)), non-exclusive, royalty-free, fully paid-up license under all Know-How embodied by the Acquired Services or the Technology Assets, or the use or other exploitation of the Acquired Services or the Technology Assets (in each case, as conducted as of the Closing), that is owned by Seller or any of its Affiliates immediately following the Closing (for the avoidance of doubt, after giving effect to the transfer of the Transferred Intellectual Property), to use such Know-How and to provide such Know-How to permitted sublicensees under Section 4.12(f) (Intellectual Property Matters), solely for purposes of operating the Acquired Services as conducted as of immediately prior to the Closing and any natural evolutions thereof, including as they may be integrated or combined with other assets and services of Buyer and its Affiliates; provided, that the license granted under this Section 4.12(c) (Intellectual Property Matters), excludes any Know-How solely embodied by Software, systems, networks, data or devices used or otherwise provided or exploited by Seller or its Affiliates under any Commercial Agreement. To the extent any Know-How constitutes trade secrets of Seller and its Affiliates, the provisions of Section 4.11 (Confidentiality) shall apply to such trade secrets; provided that (x) the use restriction set forth in Section 4.11 (Confidentiality) shall not apply to such Know-How, (y) such Know-How may be disclosed to permitted sublicensees under Section 4.12(f) (Intellectual Property Matters), and (z) such provisions shall survive the Closing indefinitely until such trade secrets are disclosed publicly by Seller or its Affiliates.

(d) During the twelve (12) month period following the Closing, if Buyer identifies any Software, data or documentation owned by Seller and its Affiliates and necessary for Buyer to provide the Acquired Services that is neither a Transferred Asset nor used or otherwise provided or exploited by Seller or its Affiliates under any Commercial Agreement, then, at Buyer’s request, Seller shall provide such Software, data or documentation to Buyer, at no cost and pursuant to the other terms and conditions thereof, so as to enable Buyer’s continuous provision of any Acquired Services affected by such Software, data or documentation, and such Software, data and documentation shall be subject to the license grants set forth in the foregoing provisions of this Section 4.12 (Intellectual Property Matters).

(e) Buyer shall not incorporate, compile, distribute or link any Software that Buyer knows is Restricted Software with any Software that is subject to the license set forth in this Section 4.12 (Intellectual Property Matters) in a manner that would subject such Software to the license conditions of any Restricted Software. Buyer shall use commercially reasonable efforts to determine whether any Software that is incorporated, compiled, distributed or linked with the Software subject to the license set forth in this Section 4.12 (Intellectual Property Matters) is Restricted Software. Buyer acknowledges and agrees that the Software licensed pursuant to this Section 4.12 (Intellectual Property Matters) embodies a valuable trade secret asset of Seller and its Affiliates. Buyer shall, and shall cause its Affiliates and sublicensees to, take commercially reasonable steps to ensure that no Person shall have unauthorized access to any of such Software, including implementing reasonable technical measures to restrict access that are in no event less strict than the measures employed to protect Buyer’s and its Affiliates’ own material Intellectual Property Rights.

(f) The rights granted in Section 4.12(a), Section 4.12(b) and Section 4.12(c) (Intellectual Property Matters) include the right to grant sublicenses within the scope of the respective license, solely to (i) Affiliates of Buyer and any divested Affiliate, business unit or division of Buyer (a “Spin-Out”), with the right to grant further sublicenses in accordance with clauses (ii) and (iii), (ii) third-party contractors of Buyer or its Affiliates or Spin-Outs, but only to the extent necessary for such contractors’ performances of services for, or on behalf of, Buyer or its Affiliates or Spin-Outs in connection with the Acquired Services or natural evolutions thereof, and (iii) to customers of the Acquired Services, solely with respect to aspects or components of the Acquired Services that are designed to be made available for use by customers of the Acquired Services. Buyer shall be responsible for any breach of this Section 4.12 (Intellectual Property Matters) by its Affiliates or sublicensees.

(g) Buyer may not assign the rights contained within Section 4.12(a), Section 4.12(b) or Section 4.12(c) (Intellectual Property Matters), as applicable, without the prior written consent of Seller; provided, that Buyer may assign such rights in whole (but not in part) without the prior written consent of Seller in connection with any sale, divestiture or spin-off of all or substantially all of the Acquired Services. Any purported assignment by Buyer that does not comply with the terms of this Section 4.12(g) (Intellectual Property Matters) shall be null and void.

Section 4.13 Termination of Overhead and Shared Services. Buyer acknowledges and agrees that, except as otherwise expressly provided in this Agreement or any Ancillary Agreement, effective as of the Closing Date, all Overhead and Shared Services provided to the Acquired Services shall cease, and Seller and its Subsidiaries shall have no further obligation to provide any such Overhead and Shared Services to the Acquired Services.

Section 4.14 Bulk Sales. Buyer hereby waives compliance by Seller and its Subsidiaries with the provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Transferred Assets to Buyer.

Section 4.15 Wrong Pocket.

(a) Subject to the terms of this Agreement and the Ancillary Agreements, at any time after the Closing, if either Buyer or Seller becomes aware that any of the Transferred Assets have not been transferred to Buyer or that any of the Excluded Assets have been transferred to Buyer, it shall promptly notify the other Party and the Parties shall, as soon as reasonably practicable thereafter, cause the transfer, assignment, conveyance and delivery of such asset to the other Party or its designated Affiliate, without paying any additional consideration (other than a nominal fee, e.g., $1), but at the expense of Seller and with any necessary prior Consent, to (i) Seller, in the case of any Excluded Asset which was transferred to Buyer at the Closing or (ii) Buyer, in the case of any Transferred Asset which was not transferred to Buyer at or in connection with the Closing.

(b) From and after the Closing, if either Party or any of its Affiliates receives any (i) funds or property intended for or otherwise the property of the other Party pursuant to the terms of this Agreement or any of the Ancillary Agreements, the receiving Party shall promptly (A) notify and (B) forward such funds or property to, the other Party (and, for the avoidance of doubt, the Parties acknowledge and agree that there is no right of offset with respect to such funds or property, whether in connection with a dispute under this Agreement or any of the Ancillary Agreements or otherwise) or (ii) mail, courier package, facsimile transmission, purchase order, invoice, service request or other document intended for or otherwise the property of the other Party pursuant to the terms of this Agreement or any of the Ancillary Agreements, the receiving Party shall promptly (A) notify and (B) forward such document or property to, the other Party.

(c) To the extent that any third party invoice is presented to a Party hereto for amounts that constitute liabilities for which another Party hereto is responsible under this Agreement (for clarity, including vendor payables that are charged with respect to the pre-Closing portion of any invoice period or that otherwise arise out of the pre-Closing operation of the Acquired Services), such Party shall promptly forward a copy of such invoice to the applicable other Party as well as a statement of the amount of such invoice apportioned to such other Party. Such other Party shall pay the portion of such invoice relating to the pre-Closing period promptly, and in any event within 10 days of such Party’s receipt of such invoice.

(d) From and after the Closing, if either Party or any of its Affiliates, with the consent of the other Party, pays any amount to any third party in satisfaction of any Liability of the other Party properly payable pursuant to the terms of this Agreement or any of the Ancillary Agreements, (i) the paying Party shall promptly notify the other Party of such payment and (ii) the other Party shall promptly reimburse the paying Party for the amount so paid by the paying Party to such third party (and, for the avoidance of doubt, the Parties acknowledge and agree that there is no right of offset with respect to such amount, whether in connection with a dispute under this Agreement or any of the Ancillary Agreements or otherwise).

(e) During the twelve (12) month period following the Closing, if Buyer identifies any asset necessary for Buyer to provide, operate or use the Acquired Services that is not a Transferred Asset (excluding any Shared Contract) or any asset being provided to Buyer pursuant to this Agreement, the Ancillary Agreements or any other Contract between Buyer and its Affiliates, on the one hand, and Seller and its Affiliates, on the other hand, then, at Buyer’s request, Seller shall provide such asset to Buyer under the Transition Services Agreement, at cost and pursuant to the other terms and conditions thereof, so as to enable the continuous provision, operation and use of any Acquired Services affected by such asset.

Section 4.16 Parent Support. Buyer Parent shall cause Buyer to take all actions necessary to perform and comply with all agreements, covenants and obligations of Buyer hereunder and under the Ancillary Agreements. Seller Parent shall cause Seller to take all actions necessary to perform and comply with all agreements, covenants and obligations of Seller hereunder and under the Ancillary Agreements.

Section 4.17 Further Assurances. Following the Closing, and subject to the terms and conditions of this Agreement, each of the Parties shall, and shall cause its respective Subsidiaries to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as each Party may reasonably request or as may be reasonably required to carry out the provisions hereof and to effect, consummate or evidence the transactions contemplated hereby (including the transfer to Buyer of the Transferred Assets and the entry into the Ancillary Agreements) and to preserve or perfect Buyer’s rights in the Transferred Assets.

Section 4.18 Exclusivity. During the Pre-Closing Period, Seller and Seller Parent will not, and will not authorize or permit any of their Affiliates or any of their respective Representatives, including investment bankers retained by Seller or any of its controlled Affiliates, to, (a) directly or indirectly, solicit, initiate, knowingly encourage, continue to engage or participate in any way (including by way of furnishing information) in any discussion or negotiations with any Person (other than Buyer or an Affiliate of Buyer) concerning any merger, consolidation, sale of all or substantially all of the Transferred Assets or of equity interests comprising all or substantially all of the Acquired Services, recapitalization, restructuring, reorganization or any other similar business combination transaction relating to the Acquired Services or the Transferred Assets (each, an “Acquisition Proposal”), (b) disclose, directly or indirectly, to any Person known by Seller or any Affiliate to be considering an Acquisition Proposal any non-public information concerning the Acquired Services or the Transferred Assets, or (c) enter into any understanding, agreement or commitment with any third party concerning any Acquisition Proposal.

Section 4.19 Insurance.

(a) During the Pre-Closing Period, Seller and its Affiliates shall (i) keep, or cause to be kept, all insurance policies related to the Acquired Services or the Transferred Assets (with terms, conditions, retentions and limits of liability that are substantially similar in all material respects to the existing policies or otherwise consistent with the market practice of businesses of a similar size and type), in full force and effect through the close of business on the Closing Date; and (ii) use commercially reasonable efforts to protect the rights of the insured Persons under such insurance policies or replacements in all material respects.

(b) From and after the Closing Date, the Acquired Services and the Transferred Assets shall cease to be insured by the insurance policies of Seller or its Subsidiaries and any insurance policies related to the Acquired Services or the Transferred Assets shall continue in force only for the benefit of the Retained Business and not for the benefit of Buyer, the Acquired Services or the Transferred Assets. Buyer shall arrange for its own insurance policies with respect to the Acquired Services and the Transferred Assets.

(c) Notwithstanding the foregoing Section 4.19(b) (Insurance), from and after the Closing Date and solely to the extent permitted under the terms and conditions of Seller’s and its Subsidiaries’ insurance policies and applicable Law, Buyer, the Acquired Services and the Transferred Assets shall be entitled to the benefits of such insurance policies that are occurrence-based (as opposed to “claims-made”) (the “Occurrence-Based Insurance Policies”) with respect to claims for loss arising out of events or occurrences that take place (in whole or in part) prior to the Closing or which could be deemed to have taken place prior to the Closing, subject to the terms and conditions of such Occurrence-Based Insurance Policies (including any caps or other limitations set forth in such Occurrence-Based Insurance Policies). By making any claims under the Retained Business’ Occurrence-Based Insurance Policies, Buyer agrees to reimburse Seller and its Subsidiaries for any reasonable and documented out-of-pocket costs incurred by Seller and its Subsidiaries as a result of such claims; provided, that Buyer shall exclusively bear (and Seller and its Subsidiaries shall have no obligation to repay or reimburse Buyer for) the amount of any “deductibles” or net retentions associated with claims under the Occurrence-Based Insurance Policies and shall be liable for all uninsured or uncovered amounts of such claims. Seller shall cooperate and provide access to the Occurrence-Based Insurance Policies to Buyer, the Acquired Services and the Transferred Assets with respect to such claims, including in connection with the filing of insurance claims and the collection of insurance proceeds. For the avoidance of doubt, Seller and its Subsidiaries shall retain all rights to control their respective Occurrence-Based Insurance Policies.

ARTICLE 5

TAX MATTERS

Section 5.1 Allocation of Taxes.

(a) Allocation of Taxes. For purposes of this Agreement, Taxes shall be allocated and payable entirely by the party liable for the payment of such Taxes in accordance with applicable Law. For the avoidance of doubt, any personal property taxes paid or payable by Seller with respect to the Transferred Assets prior to the Closing Date shall be the sole responsibility of Seller, as the owner of the property as of January 1, 2022, and shall not be subject to allocation between Buyer and Seller.

(b) Tax Returns for Taxes. All Tax Returns required to be filed shall be prepared and filed by the party responsible for the filing of such Tax Returns in accordance with applicable Law. All such Tax Returns shall be prepared in accordance with past practices except to the extent different treatment is required by an intervening change in Law.

Section 5.2 Tax Cooperation. Seller and Buyer agree to cooperate in good faith and furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to Books and Records) and assistance relating to the Transferred Assets or the Acquired Services as is reasonably requested for the preparation and filing of any Tax Returns or otherwise in connection with complying with their obligations under this Agreement relating to Taxes, including executing and delivering such powers of attorney and other documents as are reasonably requested. Any information obtained under this Section 5.2 (Tax Cooperation) shall be kept confidential except (a) as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or (b) with the prior written consent of Seller or Buyer, as the case may be. Seller and Buyer agree to, and after the Closing Buyer shall, (a) retain all Books and Records with respect to Tax matters pertinent to the Acquired Services until the expiration of the statute of limitations (and, to the extent notified by Buyer or Seller, any extensions thereof) of the respective taxable periods, (b) abide by all record retention agreements entered into with any Taxing Authority and (c) give the other Party reasonable written notice prior to transferring, destroying or discarding any such Books and Records and, if the other Party so requests, shall allow the requesting Party to take possession of such Books and Records. Buyer shall have no right or access to Tax records or Tax-related documents and information related to Seller or any of Seller’s Affiliates, except to the extent such information relates exclusively to the Acquired Services or a Transferred Asset. Notwithstanding anything in this Agreement to the contrary, neither Buyer nor Seller shall be required to provide copies of, access to or disclose any information, or cause any of its Subsidiaries to provide copies of, access to or disclose any information that would jeopardize the attorney client privilege or other immunity or protection from disclosure of Buyer or Seller (as applicable) or any of their respective Subsidiaries; provided, that Buyer or Seller (as applicable) shall use commercially reasonable efforts to separate or redact information, make alternative disclosure arrangements and/or obtain any consent or waiver required in order to provide copies of, access to or otherwise disclose such information in a manner that would not jeopardize such privilege, immunity or protection.

Section 5.3 Transfer Taxes. Buyer will be responsible for the payment of all excise, sales, use, value added, transfer (including real property transfer), indirect capital gains, indirect transfer stamp, documentary, filing, recordation, registration and other similar taxes, together with any interest, additions, fines, costs or penalties thereon and any interest in respect of any additions, fines, costs or penalties imposed in connection with this Agreement and the transactions contemplated hereby (the “Transfer Taxes”), whether levied on Buyer or Seller or any of their respective Affiliates. Buyer shall be responsible for preparing and timely filing any Tax Returns required with respect to any such Transfer Taxes and shall promptly reimburse Seller for any payments made by Seller of any Transfer Taxes. Buyer Parent, Buyer and Seller shall cooperate with each other in order to minimize applicable Transfer Taxes in a manner that is mutually agreeable and in compliance with applicable Law, including by timely signing and delivering (or causing to be timely signed and delivered) such certificates or forms as appropriate to establish any available exemption from (or otherwise reduce) any such Transfer Taxes (including any exemption for transfer of a going concern).

Section 5.4 Tax Contests.

(a) Notice of Tax Contests. If any Party receives written notice of a proposed or actual Tax Contest relating to Taxes that are or may be another Party’s responsibility under this Agreement, the Party receiving such written notice shall, within ten (10) days following receipt of such written notice, provide written notice of such Tax Contest to Buyer if the Party receiving the notice is Seller or Seller Parent and to Seller if the Party receiving the notice is Buyer or Buyer Parent (except to the extent another Party was the source of such written notice); provided, however, that no failure to give such written notice shall relieve any Party of any Liability hereunder except to the extent that such Party is prejudiced by such failure.

(b) Control of Tax Contests.

(i) Seller shall control any Tax Contest relating to the Transferred Assets for any tax period ending prior to or on the Closing Date that involves a tax for which it could be liable (including any settlement or other disposition of such Tax Contest), employing counsel of its choice at its own cost and expense; provided, that, Seller shall keep Buyer reasonably informed regarding such Tax Contest and Buyer shall be allowed to participate in such proceeding (at its own cost and expense) and Seller shall not settle or dispose of such Tax Contest without the prior written consent of Buyer (not to be unreasonably withheld, conditioned or delayed) to the extent such settlement or disposition would result in any additional Taxes being due by Buyer in accordance with this Agreement.

(ii) Buyer shall have the right to control at its own cost and expense the conduct of any other Tax Contest relating to the Transferred Assets not covered in clause (i) of this Section 5.4(b) (Tax Contests) (provided, that, for the avoidance of doubt, the Tax Contests described in this Section 5.4(b)(ii) (Tax Contests) shall exclude any Tax Contest involving Seller or any of its Affiliates); provided, that Buyer shall not settle or dispose of any such Tax Contest without the prior written consent of Seller (not to be unreasonably withheld, conditioned or delayed) to the extent such settlement or disposition would reasonably be expected to impact the Tax computations of Seller or any Affiliate of Seller for any tax period.

Section 5.5 Tax Matter Disputes.

(a) If, after negotiating in good faith, Buyer and Seller are unable to reach an agreement relating to any Tax matter for purposes of this Agreement, Buyer and Seller shall promptly retain the Tax Arbitrator (including by executing a customary agreement with the Tax Arbitrator in connection with its engagement) and submit the disputed Tax matter (the “Disputed Tax Matter”) to the Tax Arbitrator for resolution in accordance with this Section 5.5 (Tax Matter Disputes). The Tax Arbitrator will be instructed to (i) make a final determination on an expedited basis (and in any event within thirty (30) days after submission of the Disputed Tax Matter) with respect to the Disputed Tax Matter that is within the range of the respective positions taken by each of Buyer and Seller and (ii) prepare and deliver to Buyer and Seller a written statement setting forth its final determination (and a reasonably detailed description of the basis therefor) with respect to the Disputed Tax Matter (the “Tax Arbitrator’s Tax Report”). During the ten (10) days after submission of the Disputed Tax Matter to the Tax Arbitrator, each of Buyer and Seller may provide the Tax Arbitrator with a definitive statement in writing of its positions with respect to the Disputed Tax Matter. The Tax Arbitrator will be provided with reasonable access to the Books and Records of Buyer Parent, Buyer and Seller for purposes of making its final determination with respect to the Disputed Tax Matter, and Buyer Parent, Buyer and Seller shall otherwise reasonably cooperate with the Tax Arbitrator in connection therewith. The Parties shall promptly act to implement the Tax Arbitrator’s determination with respect to the Disputed Tax Matter as reflected in the Tax Arbitrator’s Tax Report. Each of Buyer Parent, Buyer and Seller agrees that (A) the Tax Arbitrator’s determination with respect to the Disputed Tax Matter as reflected in the Tax Arbitrator’s Tax Report shall be deemed to be final, conclusive, binding, and non-appealable, (B) the procedures set forth in this Section 5.5 (Tax Matter Disputes) shall be the sole and exclusive remedy with respect to the resolution of the Disputed Tax Matter and (C) the Tax Arbitrator’s determination under this Section 5.5 (Tax Matter Disputes) shall be enforceable as an arbitral award, and judgment may be entered thereupon in any court having jurisdiction over the Party against which such determination is to be enforced.

(b) Any expenses relating to the engagement of the Tax Arbitrator in respect of its services pursuant to this Section 5.5 (Tax Matter Disputes) shall be allocated fifty percent (50%) to Buyer and fifty percent (50%) to Seller.

ARTICLE 6

EMPLOYEE MATTERS

Section 6.1 Offers and Terms of Employment.

(a) At least ten (10) Business Days prior to the Closing Date, or such earlier date as may be required by applicable Law, Buyer shall, or shall cause one of its Subsidiaries to, provide to each Acquired Services Employee then actively employed a written offer of employment with Buyer or any of its Affiliates, with employment effective as of the Closing Date, subject to each such Acquired Services Employee’s satisfactory completion of Buyer’s background checks, COVID-19 vaccination requirements and other onboarding processes consistent with Buyer’s customary practice (in each case, performed in accordance with policies that comply with applicable Law). In addition, Buyer shall, or shall cause one of its Subsidiaries to, provide to each Leave Employee a written offer of employment with Buyer or one of its Subsidiaries upon the expiration of such Leave Employee’s leave, provided, that such Leave Employee is able to return to work as of such expiration, with such offer to become effective upon acceptance by the applicable Leave Employee. Notwithstanding the foregoing, a Leave Employee’s leave period must have expired and such Leave Employee must have returned to active employment status within six (6) months of the Closing Date in order for Buyer to be required to extend an offer of employment to such Leave Employee pursuant to this Section 6.1(a) (Offers and Terms of Employment). Upon reasonable request, Buyer shall provide to Seller copies of any such offer of employment provided pursuant to this Section 6.1 (Offers and Terms of Employment). Each Acquired Services Employee who accepts Buyer’s or one of its Affiliates’ offer of employment and commences employment with Buyer or one of Buyer’s Affiliates shall be referred to herein as a “Transferred Employee.” Any Acquired Services Employee who is not a Transferred Employee shall be referred to herein as a “Non-Transferred Employee.” If any Acquired Services Employee receives an offer of employment from Buyer and rejects such offer (and, for the avoidance of doubt, allowing such offer to expire without being accepted by the Closing Date (or, with respect to a Leave Employee, the tenth (10th) Business Day following return to active employment) shall be treated as a rejection), then Buyer may, within ten (10) Business Days of such rejection, request that Seller or its applicable Affiliate terminate the employment of such Acquired Services Employee; provided that, Seller shall not be required to terminate, any Acquired Services Employees who are not hired by Buyer due to failing to satisfactorily complete Buyer’s onboarding processes (including any background checks, COVID-19 vaccination requirements or otherwise) or Leave Employees who are not extended offers of employment by Buyer. Prior to or on the later of (A) the date that is twenty (20) Business Days after such request by Buyer and (B) the Closing Date of such request by Buyer, Seller shall, or shall cause its applicable Affiliate to, terminate the employment of such Acquired Services Employee and Seller and its Affiliates shall not re-hire or otherwise re-engage such Acquired Services Employee for the provision of services to Seller or any of its Affiliates for a period of one year after such Acquired Services Employee’s employment with Seller or its applicable Affiliate is terminated. Any Acquired Services Employee who is so terminated by Seller shall be referred to herein as a “Terminated Employee.” Acquired

Services Employees who do not become Transferred Employees or Terminated Employees may remain employed by Seller or any of its Affiliates with no employment or other restrictions, and all Liabilities and obligations with respect to the employment of such employees shall remain with Seller, in each case following the Closing. Buyer and its Subsidiaries hereby explicitly assume, and shall be solely responsible for, any and all Liabilities in relation to the termination of employment of the Terminated Employees in accordance with this Section 6.1(a) (Offers and Terms of Employment), including (i) any Liability arising in connection with any actual or threatened claim by any Terminated Employee that his or her employment with Seller or any of its Affiliates has been actually or constructively terminated due to such Terminated Employees’ termination of employment in accordance with this Section 6.1(a) (Offers and Terms of Employment), (ii) any Liability relating to any mandatory statutory severance payments required by applicable Law (including pursuant to the Law of 80, if applicable) incurred by Seller or its Affiliates as a result of the termination of the employment of the Terminated Employees in accordance with this Section 6.1(a) (Offers and Terms of Employment) and (iii) any non-contractual Liability arising in connection with or related to termination of the employment of the Terminated Employees; provided, in all cases, Buyer and its Subsidiaries shall not assume, and shall not be responsible for, any and all such Liabilities incurred solely due to Seller terminating such Terminated Employee’s employment prior to the Closing Date instead of on or after the Closing Date or any and all such contractual Liabilities arising in connection with or related to termination of the employment of the Terminated Employees, including, for the avoidance of doubt, any and all Liabilities arising under any Seller Benefit Plan (except to the extent an Assumed Liability).

(b) As soon as reasonably practicable following the Closing (and no later than the first anniversary of the Closing Date, unless the Parties agree otherwise), Buyer and its Affiliates shall use commercially reasonable efforts to promptly take, or to cause to be promptly taken, all actions necessary or appropriate to secure employment by Buyer or one of its Affiliates for the Delayed Acquired Services Employees. Notwithstanding the foregoing in Section 6.1(a) (Offers and Terms of Employment) (but for the avoidance of doubt, subject to the immediately preceding sentence), Buyer and its Subsidiaries shall not be required to provide to any Delayed Acquired Services Employee a written offer of employment in accordance with Section 6.1(a) (Offers and Terms of Employment) until ten (10) Business Days after the date the parties agree in writing (such agreement not unduly withheld, conditioned or delayed) that Buyer has completed, or has caused to be completed, all actions necessary to secure employment by Buyer or one of its Affiliates for the Delayed Acquired Services Employees (or, if earlier, the date that is the first anniversary of the Closing Date) or such other date that is agreed by the Parties; provided that the Parties may agree that the Delayed Acquired Services Employees may be transferred to Buyer in a different manner. After Buyer provides a written offer of employment to any Delayed Acquired Services Employee, such Delayed Acquired Services Employee shall have a reasonable time period to accept such offer (as determined by Buyer in good faith). Each Delayed Acquired Services Employee who accepts Buyer’s or one of its Affiliates’ offer of employment and commences employment with Buyer or one of Buyer’s Affiliates shall be deemed to be, and treated as, a Transferred Employee under this Agreement. Any Delayed Acquired Services Employee who is not deemed to be a Transferred Employee shall be deemed to be, and treated as, a Non-Transferred Employee under this Agreement. If any Delayed Acquired Services Employee receives an offer of employment from Buyer or one of its Affiliates and rejects such offer (and, for the avoidance of doubt, allowing such offer to expire without being accepted by the time period following receipt of such offer (as described above) shall be treated as a rejection), then Buyer may, within ten (10) Business Days of such rejection of an offer, request that Seller or its applicable Affiliate terminate the employment of such Delayed Acquired Services Employee; provided that, Seller shall not be required to terminate, any Delayed Acquired Services Employees who are not hired by Buyer due to failing to satisfactorily complete Buyer’s onboarding processes (including any background checks, COVID-19 vaccination requirements or otherwise). Prior to or on the later of (A) the date that is twenty (20) Business Days after such request by Buyer and (B) the date such Delayed Acquired Services Employee would have commenced employment if such Delayed Acquired Services Employee had accepted Buyer’s offer, Seller shall, or shall cause its applicable Affiliate to, terminate the employment of such Delayed Acquired Services Employee and Seller and its Affiliates shall not re-hire or otherwise re-engage such Delayed Acquired Services Employee for the provision of services to Seller or any of its Affiliates for a period of one year after such Delayed Acquired Services Employee’s employment with Seller or its applicable Affiliate is terminated. Any Delayed Acquired Services Employee who is so terminated by Seller shall be referred to herein as a “Terminated Delayed Acquired Services Employee.” Delayed Acquired Services Employees who do not become Transferred Employees or Terminated Delayed Acquired Services Employees may remain employed by Seller and its Affiliates with no employment or other restrictions. Buyer and its Subsidiaries hereby explicitly assume, and shall be solely responsible for, any and all Liabilities in relation to the termination of employment of the Terminated Delayed Acquired Services Employees in accordance with this Section 6.1(b) (Offers and Terms of Employment), including (i) any Liability arising in connection with any actual or threatened claim by any Terminated Delayed Acquired Services Employee that his or her employment with Seller or any of its Affiliates has been actually or constructively terminated due to such Terminated Delayed Acquired Services Employees’ termination of employment in accordance with this Section 6.1(b) (Offers and Terms of Employment), (ii) any Liability relating to any mandatory statutory severance payments required by applicable Law (including pursuant to the Law of 80, Article 64 of the Substantive Labor Code of Colombia (Código Sustantivo del Trabajo) and Article 29 of the Labor Code of Costa Rica (Código del Trabajo), if applicable) incurred by Seller or its Affiliates as a result of the termination of the employment of the Terminated Delayed Acquired Services Employees in accordance with this Section 6.1(b) (Offers and Terms of Employment) and (iii) any non-contractual Liability arising in connection with or related to termination of the employment of the Terminated Delayed Acquired Services Employees; provided, in all cases, Buyer and its Subsidiaries shall not assume, and shall not be responsible for, any and all such Liabilities incurred solely due to Seller terminating such Terminated Delayed Acquired Services Employee’s employment prior to the date such Delayed Acquired Services Employee would have commenced employment if such Delayed Acquired Services Employee had accepted Buyer’s offer instead of on or after such date or any and all such contractual Liabilities arising in connection with or related to termination of the employment of the Terminated Delayed Acquired Services Employees, including, for the avoidance of doubt, any and all Liabilities arising under any Seller Benefit Plan (except to the extent an Assumed Liability). Notwithstanding the foregoing, nothing herein limits or modifies the allocation of Liabilities related to the Delayed Acquired Services Employees pursuant to the Transition Services Agreement. Notwithstanding the foregoing, for any Delayed Acquired Services Employee located in Costa Rica or Colombia, such Delayed Acquired Service Employee may be transferred through any process authorized by such jurisdiction and agreed to between Parties (such agreement not unreasonably withheld, conditioned or delayed), and any such Delayed Acquired Service Employee who is so transferred shall be deemed to be, and treated as, a Transferred Employee under this Agreement, and if any Delayed Acquired Services Employee is not so transferred, such Delayed Acquired Services Employee shall be deemed to be, and treated as, a Non-Transferred Employee under this Agreement; it being understood if any such Delayed Acquired Services Employee located in Costa Rica or Colombia objects to his or her transfer of employment through such mutually agreed process, then Buyer may request that Seller or its applicable Affiliate, and Seller shall or shall cause its applicable Affiliate to, if so requested, terminate the employment of such Delayed Acquired Services Employee in accordance with the provisions of this Section 6.1(b) regarding Terminated Delayed Acquired Services Employees. For purposes of Section 1.4(d), 6.1(d), 6.1(e), 6.1(g), 6.1(h), 6.1(i), 6.1(j) and 6.2 through 6.5, references to Closing or the Closing Date shall mean, with respect to Delayed Acquired Services Employees, the date that such Delayed Acquired Services Employee commences employment with Buyer or one of its Affiliates; provided, that the Parties may agree otherwise.

(c) For purposes of Section 1.4(d), 6.1(d), 6.1(e), 6.1(g), 6.1(h), 6.1(i), 6.1(j) and 6.2 through 6.5, references to Closing or the Closing Date shall mean, with respect to Leave Employees, the date that such Leave Employee commences employment with Buyer or one of its Subsidiaries after receiving an offer of employment as described in Section 6.1(a) (Offers and Terms of Employment) above.

(d) Buyer shall cause each offer of employment delivered pursuant to Section 6.1(a) (Offers and Terms of Employment) to provide for (i) recognition of the service of the Transferred Employees prior to the Closing Date with Seller, any of its Affiliates and any of their respective predecessors as service with Buyer consistent with Section 6.4(b) (Participation in Buyer Benefit Plans); (ii) an annual salary or hourly wage rate (as applicable) and target annual cash incentive and equity compensation opportunities that are no less favorable, in the aggregate, than the aggregate amount of the annual salary or hourly wage rate and target annual cash and equity incentive compensation opportunities provided to such Acquired Services Employee immediately prior to the Closing (determined, in the case of equity incentive compensation, on the basis of target grant value); provided that Buyer may elect to provide the value of the target equity incentive compensation opportunities in the form of cash rather than equity, (iii) employee benefits on the same terms and conditions as offered to similarly situated employees of Buyer, (iv) a primary place of employment within twenty-five (25) miles of such Acquired Services Employee’s primary place of employment immediately prior to Closing, and (v) other terms and conditions of employment as provided to similarly situated employees of Buyer.

(e) For at least the one (1)-year period immediately following the Closing Date, Buyer shall or shall cause one of its Subsidiaries to continue to provide each Transferred Employee with (i) an annual salary or hourly wage rate (as applicable) and target annual cash and equity incentive compensation opportunities that are no less favorable, in the aggregate, than those initially provided to such Transferred Employee by Buyer or any of its Affiliates pursuant to Section 6.1(d) (Offers and Terms of Employment) (determined, in the case of equity incentive compensation, on the basis of target grant value); provided that Buyer may elect to provide the value of the target equity incentive compensation opportunities in the form of cash rather than equity and (ii) aggregate employee benefits, on the same terms and conditions as those offered to similarly situated employees of Buyer. Nothing herein shall restrict the right of Buyer or any of its Affiliates to terminate the employment of any Transferred Employee; provided, that any such termination is effected in accordance with applicable Law and the terms of any applicable Benefit Plan or applicable collective agreement or collective bargaining agreement of Buyer.

(f) Buyer shall be permitted, but not required, to make offers for the provision of services to Buyer or one of its Subsidiaries following the Closing to each Acquired Services Independent Contractor on the terms and conditions specified by Buyer in such offer, including such independent contractor’s satisfactory completion of Buyer’s background checks, COVID-19 vaccination requirements and other onboarding processes consistent with Buyer’s customary practice (in each case, performed in accordance with policies that comply with applicable Law) (such independent contractors who receive and accept offers of engagement from Buyer, the “Transferred Independent Contractors”). If any Acquired Services Independent Contractor receives an offer of engagement from Buyer and rejects such offer (and, for the avoidance of doubt, allowing such offer to expire without being accepted shall be treated as a rejection), then Buyer may, within ten (10) Business Days of such rejection, request that Seller or its applicable Affiliate terminate the engagement of such Acquired Services Independent Contractor. Prior to or on the later of (A) the date that is twenty (20) Business Days after such request by Buyer and (B) the Closing Date of such request by Buyer, Seller shall, or shall cause its applicable Affiliate to, terminate the engagement of such Acquired Services Independent Contractor and Seller and its Affiliates shall not re-engage such Acquired Services Independent Contractor for the provision of services to Seller or its Affiliates for a period of one year after such Acquired Services Independent Contractor’s engagement with Seller or its applicable Affiliate is terminated. Any Acquired Services Independent Contractor who is so terminated by Seller shall be referred to herein as a “Terminated Independent Contractor.” Acquired Services Independent Contractors who do not become Transferred Independent Contractors or Terminated Independent Contractors may remain engaged by Seller, and all Liabilities and obligations with respect to the engagement of such independent contractor shall remain with Seller, in each case following the Closing. Buyer and its Subsidiaries hereby explicitly assumes, and shall be solely responsible, for any and all Liabilities in relation to the termination of services of the Terminated Independent Contractors in accordance with this Section 6.1(f) (Offers and Terms of Employment), including (i) any Liability arising in connection with any actual or threatened claim by any Terminated Independent Contractor that his or her engagement in connection with the Acquired Services with Seller or any of its Affiliates has been actually or constructively terminated due to such Acquired Services Independent Contractor’s termination of services in accordance with this Section 6.1(f) (Offers and Terms of Employment) and (ii) any Liability relating to any mandatory payments or any payments during any notice periods (or pay in lieu of such notice) required by applicable Law or Contract incurred by Seller or its Affiliates as a result of the termination of the engagement of the Terminated Independent Contractors in accordance with this Section 6.1(f) (Offers and Terms of Employment); provided, in all cases, Buyer and its Subsidiaries shall not assume, and shall not be responsible for, any and all such Liabilities incurred solely due to Seller terminating such Terminated Independent Contractor’s service prior to the Closing Date instead of on the Closing Date. Upon Buyer’s reasonable request and to the extent that the information is available in Seller’s records, Seller shall use commercially reasonable efforts to provide to Buyer with each Acquired Services Independent Contractor’s: (i) full legal name, (ii) home address, (iii) current fees and basis of compensation, and (iv) date of commencement of engagement.

(g) If any Acquired Services Employee that is expected to become a Transferred Employee requires a visa, work permit or other approval for his or her employment to commence with, transfer to or continue with Buyer or a Subsidiary of Buyer following the Closing Date, Buyer shall undertake commercially reasonable efforts to secure the necessary visa, permit or other approval as of the Closing Date, and Seller shall use commercially reasonable efforts to provide any assistance, including documents or information with respect to such Acquired Services Employees, access to such Acquired Services Employees or access to representatives of Seller who have information with respect to such Acquired Services Employees, no later than five (5) Business Days following a request by Buyer in connection therewith. Notwithstanding the foregoing, any failure to obtain any such visa, work permit or other approval as a result of the policies, practices, actions or omissions of any Governmental Body, including the limited availability of any such visa, work permit or other approval, shall not be deemed a breach of this Section 6.1(g) (Offers and Terms of Employment).

(h) Prior to the Closing and following the Closing, Seller shall use commercially reasonable efforts to assist and cooperate with Buyer in the process of communicating with and making offers to Acquired Services Employees that are expected to become Transferred Employees and provide Buyer with reasonable access to such Acquired Services Employees.

(i) Prior to the Closing, Seller shall, upon reasonable request from Buyer, assist and cooperate with Buyer in the process of communicating with and making offers to Acquired Services Employees that are expected to become Transferred Employees, including by providing any information as reasonably requested by Buyer to the extent permitted under applicable Law about individual Acquired Services Employees and groups of Acquired Services Employees with respect to their roles, job descriptions, performance, compensation components and levels, immigration status or related information with respect to visas or other employment approvals, and other similar employment-related information, no later than five (5) Business Days following a request by Buyer in connection therewith, and providing Buyer with reasonable access during business hours to such Acquired Services Employees. In connection with the foregoing, upon Buyer’s reasonable request, Seller shall provide Buyer with written notice of any changes to the list of Acquired Services Employees set forth on Section 2.13(a) (Labor Matters) of the Seller Disclosure Schedule as promptly as reasonably practicable following such request and shall provide Buyer with the actual amount of the 2021 annual incentive for each Acquired Services Employee as promptly as reasonably practicable following such request (for the avoidance of doubt, solely for as long as such Acquired Services Employees remain employed by Seller or an Affiliate thereof) and shall provide Buyer with an updated list of Acquired Services Employees, in the form of Section 2.13(a) (Labor Matters) of the Seller Disclosure Schedule, which list shall be accurate as of three (3) days prior to the expected Closing Date and shall be delivered to Buyer not later than three (3) days prior to the expected Closing Date.

(j) Without limiting Section 4.1(a) (Conduct of the Acquired Services), between the date hereof and the Closing Date, Seller shall notify Buyer promptly following Seller’s Knowledge (determined without regard for any requirement of reasonable inquiry required by the definition thereof), if any Acquired Services Employee who has a base salary or wage rate greater than or equal to $60,000 submits a resignation to terminate employment or otherwise notifies the human resources department of Seller of his or her contemplated resignation. After such notification, and notwithstanding anything to the contrary, Seller shall allow Buyer, and shall upon Buyer’s reasonable request (and at Buyer’s sole cost and expense) use commercially reasonable efforts to assist and cooperate with Buyer, to communicate with such Acquired Services Employee who has submitted a resignation or notified of his or her contemplated resignation for the purpose of retaining such Acquired Services Employee; provided that (i) Buyer shall provide Seller with a reasonable opportunity to review and comment on any such written communications (and Buyer shall consider all such comments in good faith), (ii) Seller shall be notified of, and shall be entitled to attend, any meetings (whether in-person, telephonic, virtual or otherwise) between Buyer and such Acquired Services Employees, and (iii) Seller shall not in any event be required to provide any Acquired Services Employee with any change in duties, responsibilities, position or title or increase or other modification to any compensation or benefit in connection with its obligations under this Section 6.1(j) (Offers and Terms of Employment) unless (A) otherwise agreed by Seller in its sole discretion (such agreement not to be unreasonably withheld, conditioned or delayed if Buyer bears all Liability in connection with such change, increase or modification) (including by reimbursing Seller or its applicable Affiliate for any payroll or similar Taxes incurred by Seller or such Affiliate) or (B) with respect to any increase or other modification to any compensation or benefit, such increase or modification is in the form of a one-time cash incentive or cash retention payment for which Buyer will bear all Liability (including by reimbursing Seller or its applicable Affiliate for any payroll or similar Taxes incurred by Seller or such Affiliate) (and, for the avoidance of doubt, an Acquired Services Employee may receive more than one such one-time cash incentive or cash retention payment).

Section 6.2 Liability for Employee Matters From and After Closing.

(a) From and after the Closing, except as set forth in Section 6.1(a) (Offers and Terms of Employment) or otherwise set forth in the Transition Services Agreement, Seller and its Subsidiaries shall be solely responsible for any and all Liabilities in relation to the Non-Transferred Employees, including any Liability arising in connection with any actual or threatened claim by any Non-Transferred Employee that his or her employment in connection with the Acquired Services or otherwise with Seller or any of its Affiliates has been actually or constructively terminated as a direct or indirect result of or otherwise in connection with the consummation of the transactions contemplated hereby; provided, that, except as otherwise set forth in the Transition Services Agreement, (i) none of Seller or any of its Affiliates shall be responsible for, or retain, any Liabilities arising in connection with any of the above-described claims of actual or constructive termination unless Buyer has complied with all of its obligations under Section 6.1 (Offers and Terms of Employment), and (ii) if Buyer does not fully comply with its obligations under Section 6.1 (Offers and Terms of Employment), from and after the Closing, Buyer hereby explicitly assumes, and shall be solely responsible for, any and all Liabilities (including any such Liabilities incurred under any Seller Benefit Plan or applicable Law) for the above-described claims of actual or constructive termination.

(b) Without limiting Section 6.1(a) (Offers and Terms of Employment) (including in respect of Terminated Employees), after the Closing, Buyer hereby explicitly assumes, and shall be solely responsible for, any and all Liabilities for severance pay, separation benefits or other obligations related to Transferred Employees arising from any termination of employment of the Transferred Employees that is incurred after the Closing pursuant to and in accordance with the terms of applicable Law, including P.R. Law 80 of May 30, 1976 (“Law 80”), and Buyer shall indemnify, defend and hold harmless each of the Seller Indemnitees from and against, and shall pay and reimburse each of the Seller Indemnitees for, any and all such Liabilities incurred or sustained by, or imposed upon, any of the Seller Indemnitees pursuant to applicable Law, including Law 80, if any.

Section 6.3 Assumption of Certain Benefit Plan Liabilities.

(a) Effective after the Closing, Buyer shall assume, honor and perform all obligations of Seller and its Affiliates for all accrued but unused vacation and sick leave with respect to each Transferred Employee, and each such Transferred Employee shall be permitted to use such accrued but unused vacation and sick leave in accordance with applicable Law and Buyer’s policies and procedures, as in effect from time to time.

(b) Annual Bonus.

(i) To the extent not paid prior to the Closing, Seller shall be responsible for paying to each Transferred Employee the full annual cash bonus (including any “Christmas bonus”) that such Transferred Employee earned, or would have earned had they remained an employee of Seller or its Subsidiaries through the date such bonus would have been deemed earned in respect of the 2021 calendar year under the applicable annual bonus plans of Seller, with the amount of any such annual bonus to be determined in the sole discretion of Seller.

(ii) As soon as reasonably practicable following the Closing, Seller or its Subsidiaries shall pay to each Transferred Employee a pro rata portion of any annual cash bonus (including any “Christmas bonus”) that such Transferred Employee would have been paid had such Transferred Employee remained an employee of Seller or its Subsidiaries through the date such bonus would have been deemed earned in respect of the calendar year during which Closing occurs under the applicable annual bonus plans of Seller. The amount to be paid will be based on target performance and prorated based on the number of days worked from the start of the performance period through the Closing Date relative to the total number of days in the applicable performance period. With respect to the remaining portion of the calendar year during which Closing occurs, annual or other bonus eligibility and any and all bonus, incentive or other compensation, if any, for each Acquired Services Employee will be pursuant to the plans and policies of Buyer and its Affiliates and at the discretion of Buyer and its Affiliates, subject to the terms set forth this Article 6 (Employee Matters) and to applicable Law.

Section 6.4 Participation in Buyer Benefit Plans.

(a) Effective as of the Closing Date, except as otherwise expressly provided in this Article 6 (Employee Matters), each Transferred Employee shall cease all active participation in and accrual of benefits under any Seller Benefit Plan. For the avoidance of doubt, Leave Employees shall continue to be eligible to participate in Seller Benefit Plans following the Closing until such Leave Employees become Transferred Employees in accordance with Section 6.1(a) (Offers and Terms of Employment) after receiving an offer of employment with Buyer.

(b) From and after the Closing Date, Buyer shall recognize the service of the Transferred Employees prior to the Closing Date with Seller, any of its Affiliates and any of their respective predecessors as service with Buyer (or an applicable Subsidiary of Buyer, if any) for purposes of eligibility to participate, vesting, level of benefits and benefit accruals under the Buyer Benefit Plans to the extent that the Transferred Employee’s service was taken into account under an analogous Seller Benefit Plan as in effect immediately prior to the Closing, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or benefits pursuant to any Buyer Benefit Plan that are frozen as of the Closing, or to the extent that providing such credit would result in a duplication of benefits. In addition, from and after the Closing Date, Buyer shall use commercially reasonable efforts to provide that each Transferred Employee shall be immediately eligible to participate, without any waiting time, in any Buyer Benefit Plans to the extent coverage under such Buyer Benefit Plan replaces coverage under a comparable Seller Benefit Plan in which such Transferred Employee participated immediately prior to the Closing. With respect to any Buyer Benefit Plan that is a medical, dental, other health, life insurance or disability plan Buyer shall use commercially reasonable efforts to (i) waive or cause to be waived any pre-existing condition exclusions and requirements that would result in a lack of coverage of any pre-existing condition of a Transferred Employee (or any dependent thereof) that would have been covered under the Seller Benefit Plan in which such Transferred Employee (or dependent thereof) was a participant immediately prior to the Closing Date, (ii) ensure that any medical, dental or other health expenses incurred by a Transferred Employee (or dependent thereof) in the calendar year that includes the Closing Date for which payment has been made is recognized for purposes of calculating any deductible, co-payment, benefit limitations or similar provisions for such calendar year under the Buyer Benefit Plans and (iii) waive any health eligibility or medical examination requirements under the Buyer Benefit Plans. As soon as practicable after the Closing, Buyer shall permit a rollover of the Transferred Employees’ accounts (excluding any outstanding plan loans) from Seller’s 401(k) plan to Buyer’s 401(k) plan, to the extent such rollover is requested by the Transferred Employee.

Section 6.5 Employee Notices.

(a) Subject to Buyer’s compliance with Section 6.1(a) (Offers and Terms of Employment), Seller agrees to provide any required notice under any applicable Law and otherwise comply with any Law with respect to any “plant closing” or “mass layoff” or group termination or similar event affecting Acquired Services Employees (including as a result of the consummation of the transactions contemplated hereby) and occurring on or prior to the Closing, including in connection with such terminations pursuant to Section 6.1(a) (Offers and Terms of Employment).

(b) Buyer agrees to provide any required notice under any applicable Law and otherwise comply with any Law with respect to any “plant closing” or “mass layoff” or group termination or similar event affecting Transferred Employees and occurring after the Closing, including in connection with such terminations pursuant to Section 6.1(a) (Offers and Terms of Employment).

Section 6.6 No Third Party Beneficiaries. Without limiting the generality of Section 10.8 (Assignment), this Article 6 (Employee Matters) shall be binding upon and inure solely to the benefit of each Party and its respective successors and permitted assigns. Without limiting the generality of Section 10.7 (No Third Party Beneficiaries), nothing in this Article 6 (Employee Matters), express or implied, is intended to or shall be construed to confer upon any other Person (including any present or former employee or Acquired Services Employee of or service provider to the Acquired Services, or any such Person’s alternative payees, dependents or beneficiaries or any collective bargaining representative thereof) any legal or equitable rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, including, but not limited, to any third-party beneficiary rights, whether in respect of continued employment or resumed employment, compensation, benefits, terms of employment or otherwise. No provision in this Agreement shall (i) be treated as an amendment of any particular Seller Benefit Plan or Buyer Benefit Plan, (ii) prevent Buyer, Seller or their respective Affiliates from amending or terminating any of their respective Benefit Plans, or (iii) following the Closing, prevent Buyer or any of its Affiliates from terminating the employment of any Transferred Employee.

ARTICLE 7

CONDITIONS TO THE CLOSING

Section 7.1 Conditions to Each Party’s Obligations. The respective obligations of each Party to consummate the transactions contemplated hereby shall be subject to the satisfaction (or waiver, to the extent permitted by applicable Law, by both Buyer and Seller), at or prior to the Closing, of each of the following conditions:

(a) All Consents required under any Antitrust Law shall have been obtained.

(b) No Governmental Body shall have enacted, issued, promulgated, enforced or entered any Law or Order that is in effect and would (i) make any of the transactions contemplated hereby illegal, (ii) otherwise prohibit or enjoin consummation of the transactions contemplated hereby or (iii) cause any of the transactions contemplated hereunder to be rescinded following completion thereof.

(c) The De-Control Confirmation shall have been obtained.

(d) No Legal Proceeding shall have been commenced (by a Person other than the respective Parties and their Affiliates) which would be reasonably expected to prevent the Closing.

(e) The activities contemplated in Section 7.1 of the Network Segmentation Interface SOW with respect to the Phase 1 interim network segmentation shall have been completed.

(f) The Key T+1 Milestones have been achieved in all material respects.

Section 7.2 Other Conditions to the Obligations of Buyer Parent and Buyer. The obligations of Buyer Parent and Buyer to consummate the transactions contemplated hereby shall be subject to the satisfaction, or waiver by Buyer at or prior to the Closing, of each of the following conditions:

(a) Each representation and warranty of Seller and Seller Parent contained in Article 2 (Representations and Warranties of Seller Parent and Seller) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (except that any such representations and warranties that are specifically made as of a particular date shall be true and correct as of such date); except where the failure of such representations and warranties to be so true and correct (without regard to any qualification as to materiality or Material Adverse Effect included therein except in the case of Section 2.5(b) (Absence of Certain Developments)) would not, individually or in the aggregate, have a Material Adverse Effect.

(b) Each Fundamental Warranty of Seller and Seller Parent shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (except that any such Fundamental Warranty that is specifically made as of a particular date shall be true and correct as of such date) in all material respects (without regard to any qualification as to materiality or Material Adverse Effect included therein).

(c) Seller Parent and Seller shall have performed and complied in all material respects with the agreements and covenants required to be performed or complied with by it at or prior to the Closing (including the obligation of Seller to deliver or cause to be delivered to Buyer each Material Ancillary Agreement to which Seller is a party, duly executed on behalf of Seller in the form attached hereto).

(d) Buyer and Buyer Parent shall have received a certificate, dated the Closing Date and signed by a duly authorized representative of each of Seller Parent and Seller, stating on behalf of Seller Parent and Seller that each of the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(e) (Other Conditions to the Obligations of Buyer Parent and Buyer) were satisfied or had been waived by Buyer as of the Closing Date.

(e) Since the date hereof, there shall not have occurred any Material Adverse Effect, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, would reasonably be expected to result in a Material Adverse Effect.

(f) Buyer and Buyer Parent shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Seller Parent certifying the names and signatures of the officers of Seller and Seller Parent authorized to sign this Agreement, the Ancillary Agreements and the other documents to be delivered hereunder and thereunder.

(g) Since the date hereof, there shall not have occurred any Material Ancillary Agreement Effect.

Section 7.3 Other Conditions to the Obligations of Seller Parent and Seller. The obligations of Seller Parent and Seller to consummate the transactions contemplated hereby shall be subject to the satisfaction, or waiver by Seller, at or prior to the Closing, of each of the following conditions:

(a) Each representation and warranty of Buyer and Buyer Parent contained in Article 3 (Representations and Warranties of Buyer Parent and Buyer) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (except that any such representations and warranties that are specifically made as of a particular date shall be true and correct as of such date); except where the failure of such representations and warranties to be so true and correct (without regard to any qualification as to materiality or Buyer Material Adverse Effect included therein) would not, individually or in the aggregate, have a Buyer Material Adverse Effect.

(b) Each Fundamental Warranty of Buyer and Buyer Parent shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (except that any such Fundamental Warranty that is specifically made as of a particular date shall be true and correct as of such date) in all material respects (without regard to any qualification as to materiality or Buyer Material Adverse Effect included therein).

(c) Each of Buyer Parent and Buyer shall have performed and complied in all material respects with the agreements and covenants required to be performed or complied with by it at or prior to the Closing (including the obligation of Buyer to deliver or cause to be delivered to Seller each Material Ancillary Agreement to which Buyer is a party, duly executed on behalf of Buyer in the form attached hereto).

(d) Seller shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of each of Buyer Parent and Buyer, stating on behalf of each of Buyer Parent and Buyer, that each of the conditions set forth in Section 7.3(a), Section 7.3(b) and Section 7.3(c) (Other Conditions to the Obligations of Seller Parent and Seller) have been satisfied or waived by Seller as of the Closing Date.

(e) Seller shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Buyer Parent certifying the names and signatures of the officers of Buyer and Buyer Parent authorized to sign this Agreement, the Ancillary Agreements and the other documents to be delivered hereunder and thereunder.

Section 7.4 Frustration of Closing Conditions. No Party may rely on the failure of any condition set forth in this Article 7 (Conditions to the Closing) to be satisfied if such failure was caused by such Party’s failure to comply with or use the efforts required pursuant to this Agreement to cause the Closing to occur, including as required by Section 4.6 (Efforts to Consummate; Transition Coordination) and Section 4.8 (Governmental Approvals).

ARTICLE 8

TERMINATION

Section 8.1 Termination. At any time prior to the Closing, this Agreement may be terminated and the transactions contemplated hereby abandoned as follows (and the Party seeking to terminate this Agreement pursuant to this Section 8.1 (Termination) (other than Section 8.1(a)) shall give written notice of such termination to the other Party setting forth a brief description of the basis on which it is terminating this Agreement):

(a) by the mutual written consent of Buyer and Seller;

(b) by either Buyer or Seller, if the Closing shall not have occurred on or before February 24, 2023 or such other date that Buyer and Seller may agree upon in writing (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b) (Termination) shall not be available to Buyer or Seller, as the case may be, if a material breach of this Agreement by such Party (or in the case of Buyer, by either Buyer Parent or Buyer, or in the case of Seller, by either Seller Parent or Seller) has resulted in the failure of the Closing to occur before the Termination Date; and provided, further, that if the Closing shall not have occurred prior to the Termination Date and all the conditions to the Closing, other than those that relate to the receipt of any required consents, authorizations, orders and approvals from a Governmental Body, shall have been satisfied or shall be capable of being satisfied at such time, the Termination Date may be extended once (but not more than once) by either Buyer or Seller for a period of ninety (90) days by written notice to the other Party;

(c) by either Buyer or Seller, if (i) there shall be any Law enacted, promulgated or issued by any Governmental Body that makes consummation of the Closing illegal or otherwise prohibited or (ii) any Governmental Body shall have issued an Order permanently enjoining the transactions contemplated hereby, and such Order shall have become final and non-appealable; provided, however, that the Party seeking to terminate this Agreement pursuant to this Section 8.1(c) (Termination) shall have used the efforts required by Section 4.6 (Efforts to Consummate; Transition Coordination) and Section 4.8 (Governmental Approvals) to contest and remove such Law or Order;

(d) by Buyer, if (i) there shall have been a breach by either Seller Parent or Seller of any representation, warranty, covenant or agreement contained herein that would result in the failure of any of the conditions set forth in Section 7.1 (Conditions to Each Party’s Obligations) or Section 7.2 (Other Conditions to the Obligations of Buyer Parent and Buyer) to be satisfied, (ii) each of Buyer Parent and Buyer is not then in breach of any representation, warranty, covenant or agreement contained herein that would result in the failure of any of the conditions set forth in Section 7.1 (Conditions to Each Party’s Obligations) or Section 7.3 (Other Conditions to the Obligations of Seller Parent and Seller) to be satisfied and (iii) such breach by Seller Parent or Seller, as applicable, shall not have been cured on or prior to the earlier of (A) the Termination Date and (B) thirty (30) Business Days after receipt by Seller of written notice of such breach from Buyer; or

(e) by Seller, if (i) there shall have been a breach by either Buyer Parent or Buyer of any representation, warranty, covenant or agreement contained herein that would result in the failure of any of the conditions set forth in Section 7.1 (Conditions to Each Party’s Obligations) or Section 7.3 (Other Conditions to the Obligations of Seller Parent and Seller) to be satisfied, (ii) each of Seller Parent and Seller is not then in breach of any representation, warranty, covenant or agreement contained herein that would result in the failure of any of the conditions set forth in Section 7.1 (Conditions to Each Party’s Obligations) or Section 7.2 (Other Conditions to the Obligations of Buyer Parent and Buyer) to be satisfied and (iii) such breach by Buyer Parent or Buyer, as applicable, shall not have been cured on or prior to the earlier of (A) the Termination Date and (B) thirty (30) Business Days after receipt by Buyer of written notice of such breach from Seller.

Section 8.2 Effect of Termination. In the event of the termination of this Agreement in accordance with this Article 8 (Termination):

(a) this Agreement shall forthwith become null and void (except for this Section 8.2, Section 4.9, Section 4.11, Section 9.4(e), Article 10 (Miscellaneous) and any related definitional provisions set forth in Article 11 (Definitions), each of which shall survive such termination and remain valid and binding obligations of the Parties in accordance with its terms); provided, that such termination shall not affect any rights or obligations of a Party which may have accrued prior to such termination; and

(b) there shall be no liability of any kind on the part of any Party or any Party’s former, current or future Affiliates or any of the foregoing’s former, current or future direct or indirect general or limited partners, shareholders, managers, management companies, portfolio companies, equity holders, controlling Persons, members, agents, incorporators, trustees or Representatives, or Representatives of any of the foregoing, or any heir, executor, administrator, successor or assign of any of the foregoing; provided, however, that termination pursuant to this Article 8 (Termination) shall not relieve any Party from such liability (i) pursuant to the Sections specified in Section 8.2(a) (Effect of Termination) that survive termination, (ii) for any willful (in the sense that such action was both intentional and known to be a violation of this Agreement) and material breach of any covenant of this Agreement prior to such termination, or (iii) for Fraud. In determining losses or damages recoverable upon termination of this Agreement by a Party for another Party’s breach, the Parties acknowledge and agree that such losses and damages shall not be limited to reimbursement of expenses or out-of-pocket costs and shall include the benefit of the bargain lost by such Party, which shall be deemed to be damages payable to such Party to the extent proven.

ARTICLE 9

SURVIVAL; INDEMNIFICATION; LIMITATIONS ON LIABILITY

Section 9.1 Survival.

(a) Each of the representations and warranties set forth in this Agreement (other than the representation and warranties set forth in Section 2.21 (Ancillary Agreements) and Section 3.7 (Ancillary Agreements)) or any certificate delivered by or on behalf of a Party pursuant to this Agreement shall survive the Closing and the consummation of the transactions contemplated hereby and shall expire (together with any right to assert a claim under Section 9.2(a) (Indemnification by Seller) or Section 9.3(a) (Indemnification by Buyer), as applicable) on the date that is eighteen (18) months after the Closing Date, except that (i) the Fundamental Warranties and any certificate delivered pursuant hereto to the extent relating to such Fundamental Warranties (together with any right to assert a claim under Section 9.2(a) (Indemnification by Seller) or Section 9.3(a) (Indemnification by Buyer), as applicable) shall survive until the expiration of the applicable statute of limitations, giving effect to any extensions thereof and (ii) the representations and warranties made in Section 2.21 (Ancillary Agreements) and Section 3.7 (Ancillary Agreements) shall not survive (and shall terminate on) the Closing and no recourse under Section 9.2(a) (Indemnification by Seller) or Section 9.3(a) (Indemnification by Buyer) shall be had against or from any Person in respect of such representations and warranties; provided, further, for the avoidance of doubt, the foregoing exception shall not relieve any Party of liability under any provision of any Ancillary Agreement.

(b) Each of the covenants and other agreements set forth in this Agreement or any certificate delivered by or on behalf of a Party pursuant to this Agreement (together with any right to assert a claim under Section 9.2(b) (Indemnification by Seller) or Section 9.3(b) (Indemnification by Buyer), as applicable) that explicitly contemplates performance in whole or in part (i) prior to the Closing (each, a “Pre-Closing Covenant”) shall survive the Closing and the consummation of the transactions contemplated hereby and shall expire (together with any right to assert a claim under Section 9.2(b) (Indemnification by Seller) or Section 9.3(b) (Indemnification by Buyer), as applicable) on the date that is one (1) year following the Closing and (ii) at or after the Closing (each, a “Post-Closing Covenant”) shall survive the Closing and the consummation of the transactions contemplated hereby and shall expire (together with any right to assert a claim under Section 9.2(b) (Indemnification by Seller) or Section 9.3(b) (Indemnification by Buyer), as applicable) for the respective terms specified therein or, if no term is specified, until fully discharged in accordance with this Agreement, except that the covenants contained in Section 4.2 (Ancillary Agreements) shall not survive (and shall terminate on) the Closing and no recourse under Section 9.2(b) (Indemnification by Seller) or Section 9.3(b) (Indemnification by Buyer) shall be had against or from any Person in respect of such covenants; provided, further, for the avoidance of doubt, the foregoing exception shall not relieve any Party of liability under any provision of any Ancillary Agreement.

(c) It is the express intent of the Parties that (i) if the applicable period set forth in Section 9.1(a) or Section 9.1(b) (Survival) for the survival of the representations, warranties, covenants and other agreements and for the making of claims for indemnification based on any breaches thereof is shorter than the statute of limitations that would otherwise have been applicable thereto, then, by contract, the statute of limitations applicable thereto shall be reduced to the survival period set forth in Section 9.1(a) or Section 9.1(b) (Survival), as applicable, and (ii) neither Party shall be obligated to indemnify, defend, hold harmless, compensate or reimburse the other Party after the last date that is within the survival period set forth in Section 9.1(a) or Section 9.1(b) (Survival), as applicable, with respect to any particular claim for indemnification, and all rights and remedies that may be exercised by a Party with respect to such representations, warranties, covenants and other agreements and any claim for indemnification based on any breaches thereof will expire and terminate simultaneously with the ending of the survival period set forth in Section 9.1(a) or Section 9.1(b) (Survival), as applicable. The Parties further acknowledge that (i) the survival periods set forth in Section 9.1(a) and Section 9.1(b) (Survival) are the result of arm’s-length negotiations between the Parties, (ii) the Parties intend for such survival periods to be enforced as agreed by the Parties and (iii) such survival periods shall not be deemed to be tolled following the Closing Date or to otherwise extend beyond the end of such survival periods for any reason, other than Section 9.1(d) (Survival).

(d) Notwithstanding anything to the contrary herein, (i) any Claim asserted in good faith pursuant to Section 9.5 (Indemnification Procedures) by delivery of a Claim Notice prior to the expiration of the applicable survival period set forth in Section 9.1(a) or Section 9.1(b) (Survival) shall survive until such Claim is fully and finally resolved, and (ii) the delivery of such a Claim Notice shall extend the applicable survival period until such Claim is fully and finally resolved, irrespective of whether the party delivering such Claim Notice has initiated any Legal Proceeding or otherwise taken any further action in connection with the matters constituting the basis for such Claim.

Section 9.2 Indemnification by Seller. Subject to the other terms and conditions of this Article 9 (Survival; Indemnification; Limitations on Liability) but notwithstanding anything to the contrary elsewhere in this Agreement, without duplication, from and after the Closing, Seller shall indemnify, defend and hold harmless the Buyer Indemnitees from and against, and shall pay and reimburse each of the Buyer Indemnitees for, any and all Losses incurred or sustained by, or imposed upon, the Buyer Indemnitees (whether in connection with a Direct Claim or a Third Party Claim) to the extent arising out of:

(a) any inaccuracy in or breach of any representation or warranty of Seller set forth in Article 2 (Representations and Warranties of Seller Parent and Seller) of this Agreement, or any certificate delivered by or on behalf of Seller or its Affiliates pursuant to this Agreement (in each case, other than the representations and warranties made in Section 2.21 (Ancillary Agreements) and Section 2.23 (No Other Representations)), in each case, as of the Closing Date as if it had been made as of the Closing Date (except for any such representation or warranty specifically made as of a particular date, in which case as of such date); provided, that any qualifications as to materiality, “Material Adverse Effect” or other materiality qualifications and any qualifications based on Seller’s Knowledge included in such representation or warranty or other certificate or instrument shall be disregarded for purposes of the determination of whether or not such breach has occurred and for purposes of calculating the amount of any Losses subject to indemnification hereunder;

(b) any breach of any Pre-Closing Covenant or Post-Closing Covenant to be performed by Seller Parent or Seller (in each case, other than the covenants included in Section 4.2 (Ancillary Agreements)); and

(c) any Excluded Asset or Excluded Liability, including, for the avoidance of doubt, the express line items set forth in the definitions thereof.

Section 9.3 Indemnification by Buyer. Subject to the other terms and conditions of this Article 9 (Survival; Indemnification; Limitations on Liability) but notwithstanding anything to the contrary elsewhere in this Agreement, without duplication, from and after the Closing, Buyer shall indemnify, defend and hold harmless the Seller Indemnitees from and against, and shall pay and reimburse each of the Seller Indemnitees for, any and all Losses incurred or sustained by, or imposed upon, the Seller Indemnitees (whether in connection with a Direct Claim or a Third Party Claim) to the extent arising out of the following; provided, that any indemnification obligations arising under this Section 9.3 (Indemnification by Buyer) as a result of any breach by Buyer Parent (or any other Affiliate of Buyer) shall, to the extent required by applicable Law (as determined in Buyer’s discretion), be treated as an obligation of, and be fulfilled by, Buyer Parent rather than by Buyer:

(a) any inaccuracy in or breach of any representation or warranty of Buyer Parent or Buyer set forth in Article 3 (Representations and Warranties of Buyer Parent and Buyer) of this Agreement or any certificate delivered by or on behalf of Buyer or its Affiliates pursuant to this Agreement (in each case, other than the representations and warranties in Section 3.7 (Ancillary Agreements), Section 3.8 (Omitted Applications) or Section 3.8 (Independent Investigation), in each case, as of the Closing Date as if it had been made as of the Closing Date (except for any such representation or warranty specifically made as of a particular date, in which case as of such date); provided, that any qualifications as to materiality, Buyer Material Adverse Effect or other similar materiality qualifications and any qualifications based on Buyer’s Knowledge included in such representation or warranty or other certificate or instrument shall be disregarded for purposes of the determination of whether or not such breach has occurred and for purposes of calculating the amount of any Losses subject to indemnification hereunder;

(b) any breach of any Pre-Closing Covenant or Post-Closing Covenant to be performed by Buyer Parent, Buyer (in each case, other than the covenants included in Section 4.2 (Ancillary Agreements));

(c) the ownership, use or operation of the Transferred Assets after the Closing Date (in each case, except for such matters to which Seller is obligated to indemnify Buyer Indemnitees pursuant to Section 9.2 (Indemnification by Seller));

(d) the Assumed Liabilities; or

(e) any Transfer Taxes.

Section 9.4 Limitations and Other Matters Relating to Indemnification.

(a) Subject to Section 9.7(b) (Exclusive Remedy; No Duplication; No Set-off), Seller shall not be required to indemnify, defend, hold harmless, pay or reimburse the Buyer Indemnitees under Section 9.2(a) (Indemnification by Seller) unless and until the aggregate amount of all Losses in respect of indemnification under Section 9.2(a) (Indemnification by Seller) exceeds $983,000 (the “Indemnification Threshold”), and once the Indemnification Threshold has been exceeded, Seller shall only be required to indemnify, defend, hold harmless, pay and reimburse for Losses in excess of the Indemnification Threshold (subject to the limitations set forth in Section 9.4(b) (Limitations and Other Matters Relating to Indemnification)).

(b) Subject to Section 9.7(b) (Exclusive Remedy; No Duplication; No Set-off), Seller shall not be required to indemnify, defend, hold harmless, pay or reimburse the Buyer Indemnitees (i) under Section 9.2(a) (Indemnification by Seller) from and after the aggregate amount of all Losses in respect of indemnification under Section 9.2(a) (Indemnification by Seller) exceeds $19,660,000(the “Cap Amount”) (and, for the avoidance of doubt, the maximum amount of payments required to be made by Seller pursuant to Section 9.2(a) (Indemnification by Seller) shall not exceed the Cap Amount) and (ii) under Section 9.2(a) or Section 9.2(b) (Indemnification by Seller) from and after the aggregate amount of all Losses in respect of indemnification under Section 9.2(a) and Section 9.2(b) (Indemnification by Seller) exceeds the Purchase Price (and, for the avoidance of doubt, the maximum amount of payments required to be made by Seller pursuant to Section 9.2(a) and Section 9.2(b) shall not exceed the Purchase Price).

(c) Subject to Section 9.7(b) (Exclusive Remedy; No Duplication; No Set-off), Buyer shall not be required to indemnify, defend, hold harmless, pay or reimburse the Seller Indemnitees under Section 9.3(a) (Indemnification by Buyer) unless and until the aggregate amount of all Losses in respect of indemnification under Section 9.3(a) (Indemnification by Buyer)exceeds the Indemnification Threshold, and once the Indemnification Threshold has been exceeded, Buyer shall only be required to indemnify, defend, hold harmless, pay and reimburse for Losses in excess of the Indemnification Threshold (subject to the limitations set forth in Section 9.4(d) (Limitations and Other Matters Relating to Indemnification)).

(d) Subject to Section 9.7(b) (Exclusive Remedy; No Duplication; No Set-off), Buyer shall not be required to indemnify, defend, hold harmless, pay or reimburse the Seller Indemnitees (i) under Section 9.3(a) (Indemnification by Buyer) from and after the aggregate amount of all Losses in respect of indemnification under Section 9.3(a) (Indemnification by Buyer) exceeds the Cap Amount (and, for the avoidance of doubt, the maximum amount of payments required to be made by Buyer pursuant to Section 9.3(a) (Indemnification by Buyer) shall not exceed the Cap Amount) and (ii) under Section 9.3(a) or Section 9.3(b) from and after the aggregate amount of all Losses in respect of indemnification under Section 9.3(a) and Section 9.3(b) (Indemnification by Buyer) exceeds the Purchase Price (and, for the avoidance of doubt, the maximum amount of payments required to be made by Buyer pursuant to Section 9.3(a) and Section 9.3(b) (Indemnification by Buyer) shall not exceed the Purchase Price).

(e) Notwithstanding anything in this Agreement to the contrary, in no event shall any Party be required to indemnify, defend, hold harmless, pay or reimburse any Indemnified Party under this Article 9 (Survival; Indemnification; Limitations on Liability), or otherwise be liable in connection with this Agreement, for any incidental, indirect, special, multiple, exemplary or punitive damages unless such Losses are (i) non-punitive damages that are a reasonably foreseeable result of the underlying breach or inaccuracy giving rise to the Loss or (ii) found by a court of competent jurisdiction to be owed to a non-Affiliated third party in connection with a Third Party Claim.

(f) The amount of any Losses that are subject to indemnification, compensation or reimbursement under this Article 9 (Survival; Indemnification; Limitations on Liability) shall be reduced by the amount of any insurance proceeds and any indemnity, contribution or other similar payment actually received by the Indemnified Party (net of collection expenses, increase in premiums and retentions) in respect of such Losses or any of the events, conditions, facts or circumstances resulting in or relating to such Losses (“Third Party Payments”). If an Indemnified Party receives any Third Party Payment with respect to any Losses for which it has previously been indemnified (directly or indirectly) by an Indemnifying Party, the Indemnified Party shall promptly pay to the Indemnifying Party an amount equal to such Third Party Payment or, if it is a lesser amount, the amount of such previously indemnified Losses.

(g) Each Indemnified Party shall (and shall cause its Affiliates to) use commercially reasonable efforts to mitigate and minimize any Losses subject to indemnification pursuant to this Article 9 (Survival; Indemnification; Limitations on Liability) promptly upon becoming aware of any claim that is subject to indemnification pursuant to this Article 9 (Survival; Indemnification; Limitations on Liability).

(h) Notwithstanding anything in this Agreement to the contrary, in no event shall Seller be required to indemnify, defend, hold harmless, pay or reimburse any Buyer Indemnitee for Losses under this Article 9 (Survival; Indemnification; Limitations on Liability) to the extent such Losses (i) would, if indemnified pursuant to this Article 9 (Survival; Indemnification; Limitations on Liability), be duplicative of any item expressly set forth in the Final Adjustment Report pursuant to Section 1.8 (Post-Closing Adjustment) or (ii) were paid by any Party pursuant to Article 5 (Tax Matters).

Section 9.5 Indemnification Procedures.

(a) All claims for indemnification pursuant to this Article 9 (Survival; Indemnification; Limitations on Liability) shall be made in accordance with the procedures set forth in this Section 9.5 (Indemnification Procedures). A Person entitled to assert a claim for indemnification (a “Claim”) pursuant to this Article 9 (Survival; Indemnification; Limitations on Liability) (an “Indemnified Party”) shall give the Indemnifying Party written notice of any such Claim (a “Claim Notice”). Any Claim Notice shall be given by the Indemnified Party to the Indemnifying Party, (i) in the case of a Claim in connection with any Legal Proceeding made or brought by any Person (other than a Buyer Indemnitee or a Seller Indemnitee in connection with this Agreement) against such Indemnified Party (a “Third Party Claim”), promptly, but in any event not later than twenty-five (25) Business Days, following receipt of written notice of the assertion or commencement of such Legal Proceeding, which Claim Notice shall include a description in reasonable detail of (A) the basis for, and nature of, such Claim, including the facts constituting the basis for such Claim, and (B) to the extent then known, the estimated amount of the Losses that have been or may be sustained by the Indemnified Party in connection with such Claim, and (ii) in the case of a Claim other than a Third Party Claim (a “Direct Claim”), with reasonable promptness, which Claim Notice shall include a description in reasonable detail of the basis for, and nature of, such Claim, including the facts constituting the basis for such Claim; provided, however, that no failure to give such prompt written notice shall relieve the Indemnifying Party of any of its indemnification obligations hereunder except to the extent that the Indemnifying Party is prejudiced by such failure. The Indemnifying Party and Indemnified Party will cooperate in good faith to resolve any such Claim. For the purposes of this Agreement, “Indemnifying Party” means Buyer (in the case of a claim for indemnification by a Seller Indemnitee) or Seller (in the case of a claim for indemnification by a Buyer Indemnitee).

(b) With respect to any Third Party Claim, the Indemnifying Party shall have the right, by giving written notice to the Indemnified Party within thirty (30) days after delivery of the Claim Notice with respect to such Third Party Claim, to assume control of the defense of such Third Party Claim at the Indemnifying Party’s expense with counsel of its choosing, unless the assumption of such defense by such counsel would be inappropriate or inadvisable due to an actual or reasonably likely potential conflict of interest (notwithstanding anything in this Agreement to the contrary), and the Indemnified Party shall cooperate in good faith in such defense. The Indemnified Party or Indemnifying Party, as the case may be, that is not controlling such defense shall have the right, at its own cost and expense, to participate in the defense of any Third Party Claim with counsel selected by it. If the Indemnifying Party elects not to control the defense of such Third Party Claim (including by failing to promptly notify the Indemnified Party in writing of its election to control such defense in accordance with this Section 9.5(b) (Indemnification Procedures)), the Indemnified Party may control the defense of such Third Party Claim with counsel of its choosing, and the Indemnifying Party shall be liable for the reasonable fees and expenses of one outside counsel to the Indemnified Party in each jurisdiction in which the Indemnified Party reasonably determines counsel is required. Each of the Parties shall reasonably cooperate with each other in connection with the defense of any Third Party Claim, including by retaining and providing to the Party controlling such defense records and information that are reasonably relevant to such Third Party Claim and making available employees on a mutually convenient basis for providing additional information and explanation of any material provided hereunder. The Indemnified Party or Indemnifying Party, as the case may be, that is controlling such defense shall keep the other Party reasonably advised of the status of such Legal Proceeding and the defense thereof, and shall respond to any reasonable queries from the other Party with respect to the same, and shall, in conducting the defense and investigation of a Third Party Claim, take into account any reasonable requests of the other Party. The Indemnified Party and the Indemnifying Party shall use commercially reasonable efforts to avoid production of confidential information (consistent with applicable Law) and to cause all communications among employees, counsel and others representing any party to a Third Party Claim to be made so as to preserve any applicable attorney-client or work product privileges.

(c) Notwithstanding anything in this Agreement to the contrary, if an Indemnified Party determines in good faith that it is reasonably likely that a Third Party Claim (i) may materially adversely affect it other than solely as a result of monetary damages for which it could be entitled to indemnification under this Agreement, or (ii) may have a material and adverse effect upon the conduct or reputation of it or any Affiliate (which shall include any claim based on an investigation, inquiry or other proceeding by a Governmental Body, or that involves any customer of the Acquired Services other than the Indemnified Party), the Indemnified Party may, by notice to the Indemnifying Party, assume the exclusive right to defend such Third Party Claim at the Indemnifying Party’s expense. The Indemnified Party shall not agree to any settlement of such Third Party Claim without the prior written consent of, the Indemnifying Party, such consent not to be unreasonably withheld, conditioned or delayed.

(d) Notwithstanding anything in this Agreement to the contrary, (i) an Indemnifying Party shall not agree to any settlement of any Third Party Claim without the prior written consent of the Indemnified Party, such consent not to be unreasonably withheld, conditioned or delayed, unless such settlement would (A) include a complete and unconditional release of each Indemnified Party from all Liabilities with respect thereto, (B) not impose any Liability (including any equitable remedies) on the Indemnified Party and (C) not involve a finding or admission of any wrongdoing on the part of the Indemnified Party, and (ii) an Indemnified Party shall not agree to any settlement of a Third Party Claim without the prior written consent of the Indemnifying Party.

(e) With respect to any Direct Claim, the Indemnifying Party shall have thirty (30) days from the receipt of a Claim Notice to notify the Indemnified Party that the Indemnifying Party disputes such claim. If the Indemnifying Party does not timely notify the Indemnified Party of such dispute, then the amount of such claim included in the Claim Notice (if any) shall be deemed, conclusively, a Loss of the Indemnified Party subject to indemnification hereunder. If the Indemnifying Party does timely notify the Indemnified Party of such dispute, then the Indemnified Party shall have thirty (30) additional days to respond in a written statement to the objection of the Indemnifying Party. If after such thirty (30)-day period there remains a dispute as to any such Claim, then the Indemnified Party and the Indemnifying Party shall attempt in good faith for a period not to exceed thirty (30) additional days to agree upon the rights of the respective parties with respect to such Direct Claim. If the parties do not agree within such additional thirty (30)-day period, then the Indemnified Party may pursue any and all other remedies available to it hereunder.

(f) The provisions of Article 5 (Tax Matters), and not the provisions set forth in this Section 9.5 (Indemnification Procedures), shall control with respect to all Tax matters that are addressed in Section 9.5 (Indemnification Procedures).

Section 9.6 Tax Treatment of Indemnification Payments. All indemnification payments made under this Article 9 (Survival; Indemnification; Limitations on Liability) shall be deemed adjustments to the Purchase Price for Tax purposes, unless otherwise required by applicable Law.

Section 9.7 Exclusive Remedy; No Duplication; No Set-off.

(a) From and after the Closing, (i) except for the express dispute resolution procedures set forth in Section 1.8 (Post-Closing Adjustment) and Section 1.9 (Allocation of Purchase Price) and equitable relief as contemplated by Section 10.10 (Remedies), this Article 9 (Survival; Indemnification; Limitations on Liability) shall be the sole and exclusive remedy of the Indemnified Parties (including Buyer Parent, Buyer and Seller) in connection with this Agreement and the transactions contemplated hereby, (ii) none of Buyer Parent, Buyer or Seller shall be liable or responsible in any manner whatsoever (whether for indemnification or otherwise) to any Indemnified Party for a breach of any representation or warranty set forth in this Agreement, except pursuant to the indemnification provisions set forth in this Article 9 (Survival; Indemnification; Limitations on Liability), and (iii) except pursuant to the indemnification provisions set forth in this Article 9 (Survival; Indemnification; Limitations on Liability), each Party hereby waives, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action (A) in respect of, including for any breach of, any representation, warranty, covenant, agreement or obligation set forth herein, (B) otherwise relating to the subject matter of this Agreement (excluding any Ancillary Agreements, for which no waiver applies), any process related to this Agreement (including any process for the sale of the Acquired Services or the Transferred Assets including the process by which any proposals were solicited from, negotiated with or discussed with any Person) and any transaction contemplated hereby, (C) as it relates to Seller and its Affiliates’ operation of the Acquired Services prior to the Closing or (D) other than as provided in this Agreement, for subrogation, that it may have against the other Party and such Party’s former, current or future Affiliates, or any of its or their respective former, current or future direct or indirect general or limited partners, shareholders, managers, management companies, portfolio companies, equity holders, controlling Persons, members, agents, incorporators, trustees or Representatives, or Representatives of any of the foregoing, or any heir, executor, administrator, successor or assign of any of the foregoing, in each case, arising under or based upon predecessor or successor liability, contribution, tort, strict liability or any Law or otherwise; provided, however, that nothing in this Section 9.7(a) (Exclusive Remedy; No Duplication; No Set-off) shall limit the remedies expressly set forth in any Ancillary Agreement in respect of such Ancillary Agreement or any other Contract between Buyer and/or its Affiliates, on the one hand, and Seller and/or its Affiliates, on the other hand.

(b) The Parties agree that nothing in this Agreement shall limit any Party’s right to bring a claim based on Fraud at any time following the Closing until the latest time permitted by applicable Law.

(c) No Party shall have any right to set-off any unresolved claim for indemnification pursuant to this Article 9 (Survival; Indemnification; Limitations on Liability) against any payment due pursuant to any other provision of this Agreement or any other Contract between Seller Parent, Seller or their respective Affiliates, on the one hand, and Buyer Parent, Buyer or their respective Affiliates, on the other hand.

ARTICLE 10

MISCELLANEOUS

Section 10.1 Fees and Expenses. Except as otherwise expressly provided in this Agreement, or in any Ancillary Agreements, whether or not the Closing is consummated, all costs and expenses incurred, including fees and disbursements of counsel, accountants, consultants, advisers and other Representatives in connection with this Agreement and the transactions contemplated hereby, shall be borne by the Party incurring such costs and expenses; provided, however, that, in the event this Agreement is terminated in accordance with its terms, the obligation of each Party to bear its own costs and expenses will be subject to any rights of such Party (subject to the terms and limitations of this Agreement) arising from a breach of this Agreement by any other Party prior to such termination.

Section 10.2 Notices. All notices or other communications to be delivered in connection with this Agreement shall be in writing, shall be delivered by email (and may also be delivered by any other form of transmission contemplated by this Section 10.2 (Notices)) and shall be deemed to have been properly delivered, given and received as of the earlier of (a) the date of successful transmission if sent via email or facsimile during normal business hours of the recipient during a Business Day, and otherwise on the next Business Day, and (b) the date of receipt by the addressee if sent (i) by a nationally recognized overnight courier or (ii) by registered or certified mail, return receipt requested, if received on a Business Day, and otherwise on the next Business Day. Such notices or other communications must be sent to each respective Party at the address, email address or facsimile number set forth below (or at such other address, email address or facsimile number as shall be specified by a Party in a notice given in accordance with this Section 10.2 (Notices)):

If to Seller or Seller Parent:	Evertec, Inc.
Cupey Center Building, Road 176, Kilometer 1.3
San Juan, Puerto Rico 00926
Facsimile: 787-766-4585
Email: luis.rodriguez@evertecinc.com
Attention: Luis A. Rodríguez, General Counsel and Executive Vice President of Corporate Development

with copies (which shall not constitute notice) to:	Latham & Watkins LLP
1271 6th Ave, New York
New York, NY 10020
Facsimile: 212-751-4864
Email: Peter.Harwich@lw.com
Attention: Peter Harwich

and

Latham & Watkins LLP
1271 6th Ave, New York
New York, NY 10020
Facsimile: 212-751-4864
Email: Alex.Kelly@lw.com
Attention: Alexandra Kelly

If to Buyer or Buyer Parent:	Popular, Inc.
PO Box 362708
San Juan, Puerto Rico 00936-2708
Email: Jose.ColemanTio@popular.com
Attention: Jose R Coleman Tio, Executive Vice President and Chief Legal Officer

with copies (which shall not constitute notice) to:	Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Facsimile: 212-291-9156
Email: toumeyd@sullcrom.com;
Attention: Donald J. Toumey

and

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Facsimile: 212-291-9156
Email: liken@sullcrom.com
Attention: Ken Li

Section 10.3 Entire Agreement. This Agreement (including the Exhibits hereto), the Seller Disclosure Schedule, the Confidentiality Agreement (unless and until terminated in accordance with the terms hereof), the Ancillary Agreements and any other agreements, instruments or documents being or to be executed and delivered by a Party or any of its Affiliates pursuant to or in connection with this Agreement constitute the sole and entire agreement of the Parties with respect to the subject matter contained herein and therein, and supersede all other prior representations, warranties, understandings and agreements, both written and oral, with respect to such subject matter.

Section 10.4 Amendment. This Agreement (including the Exhibits hereto) shall not be amended, modified or supplemented except by an instrument in writing specifically designated as an amendment hereto and executed by each of the Parties.

Section 10.5 Waivers. Either Party may, at any time, (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party contained herein or (c) waive compliance by the other Party with any of the agreements or conditions contained herein. No waiver by any Party of any of the provisions hereof shall be effective unless expressly set forth in a written instrument executed and delivered by the Party so waiving. No waiver by any Party of any breach of this Agreement shall operate or be construed as a waiver of any preceding or subsequent breach, whether of a similar or different character, unless expressly set forth in such written waiver. Neither any course of conduct or failure or delay of any Party in exercising or enforcing any right, remedy or power hereunder shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy or power hereunder, or any abandonment or discontinuance of steps to enforce such right, remedy or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right, remedy or power.

Section 10.6 Severability. If any term or provision of this Agreement is invalid, illegal or incapable of being enforced in any situation or in any jurisdiction, such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of any other term or provision hereof or the offending term or provision in any other situation or any other jurisdiction, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either Party.

Section 10.7 No Third Party Beneficiaries. Except to the extent provided in Article 9 (Survival; Indemnification; Limitations on Liability) (the provisions of which shall inure to the benefit of the Persons referenced therein as third party beneficiaries of such provisions, including, as applicable, the Buyer Indemnitees and Seller Indemnitees), this Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall be construed to confer upon any other Person any legal or equitable rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. This Agreement may be amended or terminated, and any provision of this Agreement may be waived, in accordance with the terms hereof without the consent of any Person other than the Parties.

Section 10.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned, delegated or otherwise transferred, in whole or in part, directly or indirectly, by operation of Law or otherwise (including by merger, contribution, spin-off or otherwise), by either Party without the prior written consent of the other Party, and any purported assignment or delegation in contravention of this Section 10.8 (Assignment) shall be null and void and of no force and effect.

Section 10.9 Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a) This Agreement and all matters arising out of or relating to this Agreement or any of the transactions contemplated hereby, including all rights of the Parties (whether sounding in contract, tort, common or statutory law, equity or otherwise), shall be interpreted, construed and governed by and in accordance with the internal Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than those of the State of Delaware.

(b) Each of the Parties (i) consents to submit itself to the exclusive jurisdiction of the Court of Chancery of the State of Delaware in any Legal Proceeding arising out of or relating to this Agreement or any of the transactions contemplated hereby (or, in the event, but only in the event, that such court does not have subject matter jurisdiction over such Legal Proceeding, the Superior Court of the State of Delaware (Complex Commercial Division)) or if the subject matter jurisdiction over such Legal Proceeding is vested exclusively in the federal courts of the United States of America, the United States District Court for the District of Delaware located in

Wilmington, Delaware, (ii) agrees that all claims in respect of any such Legal Proceeding may be heard and determined in any such court, (iii) agrees that it shall not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court, (iv) agrees not to bring any Legal Proceeding arising out of or relating to this Agreement or any of the transactions contemplated hereby (whether in contract, tort, common or statutory law, equity or otherwise) in any other court and (v) agrees that a final, non-appealable judgment in any such Legal Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. For the avoidance of doubt, the preceding sentence shall not limit the jurisdiction of the Arbitrator as set forth in Section 1.8 (Post-Closing Adjustment) or the Tax Arbitrator as set forth in Section 1.9(c) (Allocation of Purchase Price) or Section 5.5 (Tax Matter Disputes) and shall include any Legal Proceeding brought for the purpose of enforcing the jurisdiction and judgments of the Arbitrator, such disagreement resolution arbitrator or the Tax Arbitrator, as applicable. Each of the Parties waives any defense of inconvenient forum to the maintenance of any Legal Proceeding brought in accordance with this Section 10.9 (Governing Law; Submission to Jurisdiction; Waiver of Jury Trial).

(c) EACH PARTY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (i) CERTIFIES THAT NO REPRESENTATIVE OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.9(c) (Governing Law; Submission to Jurisdiction; Waiver of Jury Trial), (iii) UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER AND (iv) MAKES THIS WAIVER VOLUNTARILY.

Section 10.10 Remedies.

(a) Except as otherwise provided in this Agreement (including Section 9.7(a) (Exclusive Remedy; No Duplication; No Set-off)), any and all remedies herein expressly conferred upon a Party shall be deemed cumulative with and not exclusive of any other remedy expressly conferred hereby, and the exercise by a Party of any one such remedy will not preclude the exercise of any other such remedy.

(b) The Parties agree (subject to the other provisions of this Section 10.10 (Remedies)) that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its terms and that, although monetary damages may be available for such a breach, monetary damages would be an inadequate remedy therefor. Accordingly, each of the Parties agrees that, in the event of any breach or threatened breach of any provision of this Agreement by such Party, the other Party shall be entitled to seek and obtain an injunction or injunctions, specific performance and other equitable relief to prevent or restrain breaches or threatened breaches hereof and to specifically enforce the terms and provisions hereof. A Party seeking an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions hereof shall not be required to provide, furnish or post any bond or other security in connection therewith, and each Party hereby irrevocably waives any right it may have to require the provision, furnishing or posting of any such bond or other security. In the event that any Legal Proceeding should be brought in equity to enforce the provisions of this Agreement, each Party agrees that it shall not allege, and each Party hereby waives the defense, that there is an adequate remedy available at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity (such bases, collectively, the “Prohibited Defenses”).

(c) Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief in accordance with the terms of this Agreement on the basis of any of the Prohibited Defenses.

Section 10.11 Interpretation; Construction.

(a) The table of contents, articles, titles and headings to Sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement. Except as otherwise indicated, all references in this Agreement to “Articles”, “Sections”, “Exhibits” and “Schedules” are intended to refer to Articles and Sections of this Agreement and Schedules and Exhibits to this Agreement. The Seller Disclosure Schedule and Exhibits and Schedules referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. Any capitalized terms used in the Seller Disclosure Schedule or any Exhibit or Schedule but not otherwise defined therein shall be defined as set forth in this Agreement unless the context otherwise requires. In the event of a conflict or inconsistency between the terms of this Agreement, on the one hand, and the Exhibits and Schedules hereto or the Seller Disclosure Schedule, on the other hand, this Agreement will prevail and control. In the event of a conflict or inconsistency between the terms of this Agreement (including the Exhibits and Schedules hereto and the Seller Disclosure Schedule), on the one hand, and the Ancillary Agreements and any other agreements, instruments or documents being or to be executed and delivered by a Party or any of its Affiliates pursuant to or in connection with this Agreement, on the other hand, this Agreement (including the Exhibits and Schedules hereto and the Seller Disclosure Schedule) will prevail and control.

(b) For purposes of this Agreement: (i) “include”, “includes” or “including” shall be deemed to be followed by “without limitation”; (ii) “hereof”, “herein”, “hereby”, “hereto” and “hereunder” shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (iii) “extent” in the phrase “to the extent” shall mean the degree to which a subject or other item extends and shall not simply mean “if”; (iv) “dollars” and “$” shall mean United States dollars; (v) the singular includes the plural and vice versa; (vi) reference to a gender includes the other gender; (vii) “any” shall mean “any and all”; (viii) “or” is used in the inclusive sense of “and/or”; (ix) reference to any agreement, document or instrument means such agreement, document or instrument as amended, supplemented, modified and in effect from time to time in accordance with its terms; and (x) reference to any Law means such Law as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder.

(c) Neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item in the Seller Disclosure Schedule is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Party shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in the Seller Disclosure Schedule is or is not material for purposes of this Agreement. Unless this Agreement specifically provides otherwise, neither the specification of any item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific item in the Seller Disclosure Schedule is intended to imply that such item or matter, or other items or matters, are or are not in the Ordinary Course of Business, and no Party shall use the fact of the setting forth or the inclusion of any such item or matter in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in the Seller Disclosure Schedule is or is not in the Ordinary Course of Business for purposes of this Agreement.

(d) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against either Party. The Parties have participated jointly in the negotiation and drafting of this Agreement with the benefit of competent legal representation and, in the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring either Party by virtue of the authorship of any provisions hereof.

(e) References to any document or information having been “made available” prior to any particular date by Seller to Buyer Parent or Buyer shall include Seller or its Representatives having posted such document or information to the Data Room at least one (1) Business Day prior to such date or otherwise having made a copy of such document or information available (electronically or otherwise) to any Representatives of Buyer Parent or Buyer at least one (1) Business Day prior to such date. References to any document or information having been “made available” without specifying the date prior to which such document or information was made available shall mean that such document or information was made available prior to 11:59 p.m., Eastern Time on the date that is two (2) days prior to the date hereof.

(f) The Seller Disclosure Schedule and Buyer Disclosure Schedule are numbered in accordance with the Sections (or subdivisions) of this Agreement to which the disclosures relate. Each Section (or subdivision thereof) of the Seller Disclosure Schedule and Buyer Disclosure Schedule qualifies, and constitutes disclosure for purposes of, (i) the correspondingly numbered Section (or subdivision thereof) of this Agreement and (ii) any other Section (or subdivision thereof) of this Agreement to the extent it is reasonably apparent upon reading the disclosure contained in such Section (or subdivision thereof) of the Seller Disclosure Schedule or Buyer Disclosure Schedule that such disclosure is applicable to such other Section (or subdivision thereof) of this Agreement.

Section 10.12 Counterparts and Electronic Signatures. This Agreement and any Ancillary Agreements may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which, when taken together, shall be deemed to be one and the same agreement or document. A signed copy of this Agreement or any Ancillary Agreement transmitted by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original executed copy of this Agreement or such Ancillary Agreement for all purposes.

Section 10.13 Attorney-Client Privilege. All communications involving attorney-client confidences between Seller Parent, Seller or their respective Subsidiaries, on the one hand, and Seller Counsel, on the other hand, in the course of the negotiation, documentation and consummation of the transactions contemplated hereby shall be deemed to be attorney-client confidences that belong solely to Seller Parent, Seller and their respective Subsidiaries. Accordingly, neither Buyer Parent nor Buyer (including the Acquired Services) shall have access to any such communications or to the files of Seller Counsel relating to such engagement from and after the Closing. Without limiting the generality of the foregoing, from and after the Closing, (i) Seller Parent, Seller and their respective Subsidiaries shall be the sole holders of the attorney-client privilege with respect to such engagement, and neither Buyer Parent nor Buyer (including the Acquired Services) shall be a holder thereof, (ii) to the extent that files of Seller Counsel in respect of such engagement constitute property of the client, only Seller Parent, Seller and their respective Subsidiaries shall hold such property rights and (iii) Seller Counsel shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to Buyer Parent or Buyer (including the Acquired Services) by reason of any attorney-client relationship of Seller Counsel related to the Acquired Services or otherwise.

ARTICLE 11

DEFINITIONS

Section 11.1 Definitions. As used in this Agreement, the following terms have the respective meanings set forth below:

“2020 Adjusted EBITDA” means $14,563,000, as determined in accordance with Exhibit A.

“A&R ATH Network Participation Agreement” means that certain Second Amended and Restated ATH Network Participation Agreement in the form of Exhibit E.

“A&R ISO Agreement” means that certain Second Amended and Restated Independent Sales Organization Sponsorship and Services Agreement in the form of Exhibit F.

“A&R Master Service Agreement” means that certain Second Amended and Restated Master Service Agreement in the form of Exhibit D.

“A&R Technology Agreement” means that certain Amended and Restated Technology Agreement in the form of Exhibit G.

“Acquired Services” means the provision of services associated with the service codes that are listed on Annex A; provided, that any references herein to the “operation of” or “provision of” the Acquired Services (or words of similar import) shall be understood to include the provision of services or functions (including Overhead and Shared Services) that facilitate the provision of the Acquired Services and the operation or use of any Transferred Assets in connection with the Acquired Services.

“Acquired Services Employee” means (i) each employee of Seller and its Subsidiaries that is directly and primarily involved in the provision of the Acquired Services and (ii) each employee of Seller and its Subsidiaries set forth on Section 11.1(a) of the Seller Disclosure Schedule, excluding the Excluded Employees.

“Acquired Services Independent Contractor” means each independent contractor (who is a natural person) whose duties relate primarily to the Acquired Services as of the Closing Date.

“Acquisition Proposal” has the meaning set forth in Section 4.18 (Exclusivity).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, including through one or more intermediaries, controls, is controlled by or is under common control with such Person; provided, that Buyer and its Subsidiaries shall not be deemed to be an Affiliate of Seller or any of its Subsidiaries, and Seller and its Subsidiaries shall not be deemed to be an Affiliate of Buyer or any of its Subsidiaries. As used in this definition, the term “controls” (including the terms “controlled by” and “under common control with”) means possession, directly or indirectly, including through one or more intermediaries, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Agreed Exceptions” has the meaning set forth in Section 4.1(a) (Conduct of the Acquired Services).

“Agreement” has the meaning set forth in the introductory paragraph to this Agreement.

“Allocation Schedule” has the meaning set forth in Section 1.9(a) (Allocation of Purchase Price).

“Ancillary Agreements” means the Bill of Sale and Assumption Assignment Agreement, the Transition Services Agreement, the A&R Master Service Agreement, the A&R ATH Network Participation Agreement, the A&R ISO Agreement, the A&R Technology Agreement, the Registration Rights and Sell-Down Agreement, the Infrastructure Services SOW and the Core API Layer SOW, the Merger Agreement Amendment and Waiver and all other documents, certificates and instruments delivered by the Parties and their respective Affiliates pursuant to this Agreement.

“Anti-Money Laundering Laws” has the meaning set forth in Section 2.18 (Anti-Money Laundering).

“Antitrust Laws” means all antitrust, competition or trade regulation Laws of any Governmental Body, including the HSR Act.

“Arbitrator” means a certified public accountant with at least fifteen (15) years of professional accounting experience who will accept such appointment, who is not associated with the primary audit firm for either Seller Parent or Buyer Parent or any of their respective Affiliates, and who is mutually agreed to by Buyer and Seller.

“Arbitrator’s Report” has the meaning set forth in Section 1.8(b)(iii) (Post-Closing Adjustment).

“Arrangement Costs” has the meaning set forth in Section 1.12 (Allocation of Costs).

“Assigned Contracts” has the meaning set forth in Section 1.1(b) (Transferred Assets).

“Assumed Employee Benefit Liabilities” has the meaning set forth in Section 1.3(b) (Assumed Liabilities).

“Assumed Liabilities” has the meaning set forth in Section 1.3 (Assumed Liabilities).

“Authorized Representative” means a person having authority to make decisions with respect to a particular matter as set forth on Annex C, as it may be amended. Annex C may be amended upon the written notice by any Party with respect to its Authorized Representatives.

“Benefit Plan” means any employment, management, consulting, severance, termination, retirement, profit sharing, bonus, incentive or deferred compensation, retention or change in control plan, program, arrangement, agreement or commitment, or bonus, pension, stock option, restricted stock or other equity-based, savings, life, health, disability, accident, medical, dental, vision, insurance, vacation, other welfare fringe benefit or other employee compensation or benefit, policy, plan, program, arrangement, agreement, fund or commitment, including any “employee benefit plan” as defined in section 3(3) of ERISA providing benefits to any current or former employee, consultant, officer or director of an employer or any of its Subsidiaries or any current or former employee, consultant, officer or director of any entity with respect to which the employer or its Subsidiaries is a successor, in each case, other than any plan, program or arrangement sponsored or maintained by a Governmental Body solely to the extent providing the minimum statutorily required level of compensation or benefits thereunder.

“BHCA” means the Bank Holding Company Act of 1956.

“Bill of Sale and Assumption Assignment Agreement” means a bill of sale and assumption assignment agreement in the form of Exhibit B.

“Books and Records” means all written files, data, databases, information, documents, papers, books of account, reports, records, plans, ledgers, financial and accounting records and other similar documents, including Assigned Contracts and manuals, development notes, change logs and other materials, in each case, to the extent primarily relating to the Acquired Services (or any Transferred Asset or Assumed Liability) and in the possession or control of Seller or its Subsidiaries, in each case, whether or not in electronic form. For the avoidance of doubt, Books and Records, subject to applicable Law, shall include personnel and employment records relating to Transferred Employees, and shall not include any income Tax Returns or any supporting documentation or workpapers except to the extent such income Tax Returns, supporting documentation or workpapers are requested by the Puerto Rico Treasury Department for purposes of determining the amount of the gain realized by Buyer or Buyer Parent on the delivery of the Stock Consideration that is attributable to the Seller’s tax exempt operations under Act 73-2008.

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks in New York, New York or San Juan, Puerto Rico are authorized or required by Law to be closed. Any event the scheduled occurrence of which would fall on a day that is not a Business Day shall be deferred until the next succeeding Business Day.

“Buyer” has the meaning set forth in the introductory paragraph to this Agreement.

“Buyer Adjustment Report” has the meaning set forth in Section 1.8(a) (Post-Closing Adjustment).

“Buyer Benefit Plan” means each Benefit Plan sponsored, maintained or contributed to by Buyer or any of its Subsidiaries or with respect to which Buyer or any of its Subsidiaries is a party and in which any Transferred Employee is or becomes eligible to participate or derive a benefit.

“Buyer Disclosure Schedule” means the disclosure schedule delivered by Buyer to Seller concurrently with the execution and delivery of this Agreement dated as of the date hereof

“Buyer Indemnitees” means Buyer and its Affiliates, and any of its and their respective direct or indirect general or limited partners, shareholders, managers, management companies, portfolio companies, equity holders, controlling Persons, members, agents, incorporators, trustees, Representatives, heirs, executors, administrators, successors and permitted assigns.

“Buyer Material Adverse Effect” means any material adverse effect on the ability of Buyer Parent or Buyer to perform its obligations under, and consummate the transactions contemplated by, this Agreement.

“Buyer New Contract” has the meaning set forth in Section 1.11(b)(i) (Shared Contracts).

“Buyer Parent” has the meaning set forth in the introductory paragraph to this Agreement.

“Buyer’s Knowledge” and words of similar import mean the actual knowledge of Buyer Parent or Buyer, and in the case of the use of such term in Section 3.3 (Legal Proceedings; Orders) but not Section 3.8 (Omitted Applications), after reasonable inquiry.

“Cap Amount” has the meaning set forth in Section 9.4(b) (Limitations and Other Matters Relating to Indemnification).

“Carve-Out Adjustments” has the meaning set forth in Section 2.3(a) (Financial Information and 2020 Adjusted EBITDA).

“Channel Applications” has the meaning set forth in Section 1.1(a) (Transferred Assets).

“Claim” has the meaning set forth in Section 9.5(a) (Indemnification Procedures).

“Claim Notice” has the meaning set forth in Section 9.5(a) (Indemnification Procedures).

“Clone & Split Shared Contract” means those Shared Contracts included under the heading “Clone & Split Shared Contracts” on Schedule 1.11.

“Closing” has the meaning set forth in Section 1.7(a) (Closing; Closing Date Report).

“Closing Date” has the meaning set forth in Section 1.7(a) (Closing; Closing Date Report).

“Closing Date Report” has the meaning set forth in Section 1.7(c) (Closing; Closing Date Report).

“Code” means the United States Internal Revenue Code of 1986.

“Commercial Agreement” has the meaning set forth in Section 4.12(a) (Intellectual Property Matters).

“Communication Procedures” has the meaning set forth in Section 1.12(c)(i)(A) (Allocation of Costs).

“Confidentiality Agreement” means the confidentiality agreement, dated as of October 12, 2021, between Buyer Parent and Seller Parent.

“Consent” means any approval, authorization, clearance, consent, ratification, permission, exemption or waiver or the expiration, lapse or termination of any waiting period (including any extension thereof).

“Consideration” has the meaning set forth in Section 1.9(a) (Allocation of Purchase Price).

“Contract” means any written or legally binding oral contract, agreement or other legally binding instrument, including any note, bond, mortgage, deed, indenture, commitment, undertaking, promise, lease, sublease, license, sublicense, purchase order or joint venture or any other enforceable arrangement or agreement to which the applicable Person is a party or by which the applicable Person or any of its properties or assets is bound.

“Copyrights” has the meaning set forth in the definition of Intellectual Property Rights.

“Core API Deadline” has the meaning set forth in Section 4.6(e).

“Core API Layer SOW” means that certain Core API Layer Statement of Work in the form of Exhibit J.

“COVID-19” means SARS-CoV-2 or COVID-19, and all evolutions, variations or mutations thereof or related or associate epidemics, pandemics or disease outbreaks.

“Data Incident” means an intentional or accidental unauthorized event that could reasonably pose a threat to the confidentiality, privacy, security, integrity or availability of the Transferred IT Assets, the operation of the Acquired Services or any Transferred Assets or any Personal Data processed through or using the Acquired Services that could result in harm or inconvenience to customers, employees or other natural persons. A Data Incident includes, but is not limited to, (i) unauthorized access or disclosure or inadvertent exposure of any data or Transferred IT Assets; (ii) unauthorized access or intrusion to information systems including a denial of service attack; (iii) the loss/theft of an electronic or storage device containing Personal Data; (iv) the loss/theft of printed materials containing Personal Data; and (v) unauthorized Disabling Devices.

“Data Protection Legal Requirements” mean any applicable federal, state, Puerto Rico, local, municipal, foreign, international, multinational, or other administrative order, constitution, Law, ordinance, principle of law, regulation, statute, rule, regulation, guidance or treaty, and any policy statement or interpretation that has the force of law, issued by a Governmental Body related to information security, data privacy and data protection now existing or hereafter enacted, adopted, issued or amended that are applicable to Seller and/or the Acquired Services. Without limiting the foregoing, Data Protection Legal Requirements include: the Interagency Guidelines Establishing Standards for Safeguarding Customer Information; the standards set forth in the Federal Financial Institutions Examination Council’s IT Examination Handbook; and the Securities and Exchange Commission’s Statement and Guidance on Public Company Cybersecurity Disclosures.

“Data Room” means the electronic data site established for “Project Bridge” by Datasite on behalf of Seller and to which certain of the Representatives of Buyer have been given access in connection with the transactions contemplated hereby.

“De Novo Shared Contract” means those Shared Contracts included under the heading “De Novo Shared Contracts” on Schedule 1.11.

“De-Control Conditions” means, collectively, the following: (a) the termination of the Stockholder Agreement, effective as of the Closing, and (b) within ninety (90) days of the Closing, Buyer Parent and its Affiliates ceasing to own more than 4.99% of the issued and outstanding shares of Seller Parent Common Stock or any other class of voting securities of Seller Parent.

“De-Control Confirmation” means a written or verbal non-objection or confirmation from the staff of the Federal Reserve Board that, upon the satisfaction of De-Control Conditions, neither Seller Parent nor Seller will be a “subsidiary” of, an “affiliate” of, or “controlled” by (each as defined in the BHCA and in Regulation Y promulgated by the Federal Reserve Board), Buyer Parent, Buyer or any of Buyer’s affiliates in any respect; provided, that the Parties may agree, prior to Closing, to an alternative formulation of the De-Control Confirmation, such as (but not limited to) an opinion of counsel acceptable to the Parties.

“Delayed Acquired Services Employees” means (i) any Acquired Services Employees located in Costa Rica or Colombia and (ii) Acquired Services Employees whose transfer is delayed by mutual agreement of the Parties in order to enable such Acquired Services Employees to provide services under the Transition Services Agreement.

“Direct Claim” has the meaning set forth in Section 9.5(a) (Indemnification Procedures).

“Disabling Device” means any program, mechanism, programming device, malware or other computer code: (i) designed to disrupt, disable, harm, or otherwise impede in any manner the operation of any software program or code, or any computer system or network (commonly referred to as “malware”, “spyware”, “viruses” or “worms”); (ii) that would disable or impair the operation thereof or of any software, computer system or network in any way based on the elapsing of a period of time or the advancement to a particular date or other numeral (referred to as “time bombs”, “time locks”, or “drop dead” devices); (iii) designed, or that could reasonably be used, to permit a party or any third party to access any computer system or network (referred to as “trojans”, “traps”, “access codes” or “trap door” devices); or (iv) designed to or that could reasonably be used to permit a party or any third party to track, monitor or otherwise report the operation and use of any software program or any computer system or network by the other party or any of its customers.

“Disclosure Limitations and Procedures” has the meaning set forth in Section 4.4(a).

“Disputed Items” has the meaning set forth in Section 1.8(b)(iii) (Post-Closing Adjustment).

“Disputed Tax Matter” has the meaning set forth in Section 5.5(a) (Tax Matter Disputes).

“Effect” has the meaning set forth in the definition of Material Adverse Effect.

“Eligible Unsatisfied T+1 Milestone” has the meaning set forth in Section 4.6(d).

“Encumbrance” means, with respect to any property or asset, any mortgage, deed of trust, easement, declaration, restriction, lien (statutory or other), covenant not to sue, license, pledge, charge, hypothecation, encumbrance, tax-related encumbrance, assignment, deposit arrangement, option, equity interest, preference, participation interest, security interest, priority or other security agreement or preferential arrangement of any kind or nature whatsoever relating to that property, including any conditional sale or other title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing and the filing of any financing statement under the UCC or comparable law of any jurisdiction to evidence any of the foregoing.

“Enforceability Limitations” has the meaning set forth in Section 2.1(c) (Organization and Authority; Valid and Binding Agreement).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Estimated MSA Credit” has the meaning set forth in Section 1.7(c) (Closing; Closing Date Report).

“Estimated Specified Expenses” has the meaning set forth in Section 1.7(c) (Closing; Closing Date Report).

“Excluded Assets” has the meaning set forth in Section 1.2(a) (Excluded Assets).

“Excluded Employees” means the employees of Seller and its Subsidiaries set forth on Section 11.1(b) of the Seller Disclosure Schedule.

“Excluded Information” has the meaning set forth in Section 4.11(d) (Confidentiality).

“Excluded Liabilities” has the meaning set forth in Section 1.4 (Excluded Liabilities).

“Existing MSA” means that certain Amended and Restated Master Service Agreement, dated September 30, 2010.

“Excluded T+1 Milestones” means the T+1 Milestones identified as “Excluded T+1 Milestones” on Annex B.

“Federal Reserve Board” means the Board of Governors of the U.S. Federal Reserve System or any successor thereto.

“Final Adjustment Report” has the meaning set forth in Section 1.8(b)(ii) or Section 1.8(b)(iii) (Post-Closing Adjustment).

“Final MSA Credit” has the meaning set forth in Section 1.8(b)(iv) (Post-Closing Adjustment).

“Final Specified Expenses” has the meaning set forth in Section 1.8(b)(iv) (Post-Closing Adjustment).

“Final Specified Expenses Adjustment Amount” means (i) Final Specified Expenses minus Estimated Specified Expenses (which difference, for the avoidance of doubt, may be a positive or negative number), (ii) multiplied by 13.5.

“Financial Information” means the unaudited, adjusted carve-out statement of revenue and expenses relating to the Acquired Services for the fiscal years ended December 31, 2019 and December 31, 2020 and the six (6) months ended June 30, 2021 and select balance sheet information relating to the Acquired Services as of December 31, 2019 and December 31, 2020 and September 30, 2021, attached to Section 2.3 (Financial Information and 2020 Adjusted EBITDA) of the Seller Disclosure Schedule.

“Fraud” means fraud which satisfies the elements of Delaware common law fraud by (i) Seller Parent or Seller with respect to the making of a representation or warranty set forth in Article 2 (Representations and Warranties of Seller Parent and Seller) or the certificates delivered pursuant to Section 7.2(d) (Other Conditions to the Obligations of Buyer Parent and Buyer) or (ii) Buyer or Buyer Parent with respect to the making of a representation or warranty set forth in Article 3 (Representations and Warranties of Buyer Parent and Buyer) or the certificates delivered pursuant to Section 7.3(d) (Other Conditions to the Obligations of Seller Parent and Seller).

“Fundamental Warranties” means (i) with respect to Seller and Seller Parent, the representations and warranties contained in Section 2.1 (Organization and Authority; Valid and Binding Agreement), Section 2.2(a)(i) (No Conflicts; Consents), and Section 2.14 (Brokers) and (ii) with respect to Buyer and Buyer Parent, the representations and warranties contained in Section 3.1 (Organization and Authority; Valid and Binding Agreement), Section 3.2(a)(i) (No Conflicts; Consents), Section 3.4 (Stock Consideration) and Section 3.6 (Brokers).

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Body” means any foreign, federal, state, commonwealth, provincial, local or other court, governmental authority, tribunal, commission or regulatory body or self-regulatory body (including any securities exchange), or any political or other subdivision, department, agency or branch of any of the foregoing.

“Granting Party” has the meaning set forth in Section 4.6(b) (Efforts to Consummate; Transition Coordination).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indemnification Threshold” has the meaning set forth in Section 9.4(a) (Limitations and Other Matters Relating to Indemnification).

“Indemnified Party” has the meaning set forth in Section 9.5(a) (Indemnification Procedures).

“Indemnifying Party” has the meaning set forth in Section 9.5(a) (Indemnification Procedures).

“Industry Standards” means the procedural and technical rules and controls generally followed by financial and information technology and data processing providers when providing services to banks and their Affiliates, as they may be adopted from time to time, including as may be required under applicable Law.

“Infrastructure Services SOW” means that certain Managed Services and Security Services Addendum attached hereto as Exhibit I.

“Inside Date” means May 24, 2022, subject to extensions by Buyer in accordance with Section 4.6(d).

“Intellectual Property Rights” means all intellectual property rights, in any jurisdiction, whether registered or unregistered, in and to (i) patents and patent applications, registrations and invention disclosures, together with reissuances, continuations, continuations-in-part, divisionals, revisions, supplementary protection certificates, renewals, extensions, substitutes, re-issues and reexaminations thereof (“Patents”); (ii) trademarks, trademark applications, trademark registrations, service mark applications, service mark registrations, brand names, certification marks, collective marks, trade dress, logos, slogans, trade names, d/b/a’s, and corporate names, Internet domain names and URLs, and all other similar indicia of source or origin, together with all applications and registrations for the foregoing (and all renewals of the same) and the goodwill associated therewith, connected thereto or symbolized thereby (“Trademarks”); (iii) copyrights, copyright registrations, copyright applications and rights equivalent thereto, and all renewals, extensions, restorations and reversions thereof (“Copyrights”); (iv) confidential trade secrets and confidential business information and know-how (including in each case, formulae, methods, techniques, processes, data, databases and other compilations of information, Software, technology and discoveries) (“Know-How”), in each case, together with the right to sue for damages and other remedies in respect of any past infringement of any of the foregoing and the right to retain any and all sums obtained through such actions, and the right to apply for, prosecute and obtain protection throughout the world in respect of any of the foregoing.

“Key T+1 Milestones” means the T+1 Milestones identified as “Key T+1 Milestones” on Annex B.

“Know-How” has the meaning set forth in the definition of Intellectual Property Rights.

“Law” means any law, statute, treaty, common law, code, ordinance, rule, regulation, or other requirement (including any policy or interpretation having the force of law) enacted, promulgated, or imposed by any Governmental Body.

“Law 80” has the meaning set forth in Section 6.2(b) (Liability for Employee Matters From and After Closing).

“Leave Employee” means any Acquired Services Employee who is absent from work on the Closing Date due to injury, temporary illness, unpaid medical or personal leave, parental leave or disability or other leave (including persons receiving short-term or long-term disability benefits under a Seller Benefit Plan or on leave under the U.S. Family and Medical Leave Act or similar leave under the Law of any state, territory or possession of the United States, including the Commonwealth of Puerto Rico but excluding persons on vacation or other short-term paid time off).

“Legal Proceeding” means any claim, action, demand, suit, proceeding, binding mediation or arbitration, demand, charge, subpoena, complaint or indictment, including before any Governmental Body or authorized arbitrator.

“Liabilities” means any and all indebtedness, liabilities, commitments, deficiencies or obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured, liquidated or unliquidated, determined or determinable, on or off-balance sheet, and whether arising in the past, present or future, of every kind and description, including any liability for Taxes and including those arising under any Benefit Plan, Contract, Legal Proceeding or Order.

“Losses” means all losses, damages, liabilities, deficiencies, judgments, fines, costs and expenses of any kind, including any reasonable attorneys’ fees and any other reasonable out-of-pocket expense incurred in connection with pursuing any right to indemnification under this Agreement or obtaining recovery from any insurance provider.

“Material Adverse Effect” means any change, effect, event, condition, development, factor, circumstance, occurrence or state of facts (each, an “Effect”) that, individually or in the aggregate with all other Effects, (A) has, or is reasonably likely to have, a material adverse effect on the condition (financial or otherwise), business, prospects or the results of operations of the Acquired Services (including, in each case, the Transferred Assets and Assumed Liabilities), taken as a whole or (B) would be reasonably likely to (i) prevent or materially impair the ability of Seller or any of its Affiliates to consummate the transactions contemplated by this Agreement prior to the Termination Date or (ii) prevent or materially impair the ability of Seller or any of its Affiliates from entering into and delivering the Material Ancillary Agreements at the Closing; provided, that, in the case of clause (A) only, in no event shall any Effect, individually or in the aggregate, constitute or be taken into account in determining the occurrence of a Material Adverse Effect if such Effect relates to, arises out of or results from (a) changes in general economic, legal, tax, regulatory, political or business conditions in the United States or elsewhere in the world; (b) general changes in the credit, debt, financial or capital markets or general changes in interest or exchange rates, in each case, in the United States or elsewhere in the world; (c) changes in conditions generally affecting any of the industries in which the Acquired Services are operated; (d) changes in the price of shares of Seller Parent Common Stock, in and of itself (but not the underlying causes of such failure unless such underlying causes would otherwise be excepted from this definition); (e) the commencement, continuation or escalation of any military conflict, declared or undeclared war, armed hostilities or acts of foreign or domestic terrorism; (f) any changes or developments resulting from weather conditions (including any hurricane, flood, tornado, earthquake or other natural disaster), global health conditions (including any epidemic, pandemic, or disease outbreak (including the COVID-19 pandemic)) or other force majeure events; (g) changes or proposed changes after the date hereof in applicable Law or GAAP or in the interpretation or enforcement thereof; (h) any failure of the Acquired Services to meet any internal or external estimates, expectations, budgets, projections or forecasts, in and of itself (but not the underlying causes of such failure unless such underlying causes would otherwise be excepted from this definition); (i) the public announcement of this Agreement and the identity of Buyer or the pendency or consummation of the transactions contemplated hereby, including actions of competitors or suppliers or losses of employees in connection therewith; (j) (A) any action taken by Seller or its Subsidiaries at the request of Buyer or (B) the failure by Seller or any of its Subsidiaries to take any action prohibited by this Agreement; (k) any change after the date hereof in national or international political or social conditions in Puerto Rico; or (l) any breach by Buyer of this Agreement; provided, further, that any Effect arising out of or resulting from any change or event referred to in clauses (a), (b), (c), (e), (f), (g) or (k) of the foregoing proviso may constitute a Material Adverse Effect and may be taken into account in determining whether a Material Adverse Effect has occurred or may occur, in each case, to the extent that any such Effect has a materially disproportionate impact on the Acquired Services (including the Transferred Assets and Assumed Liabilities), taken as a whole, compared to other Persons operating in the industries in which the Acquired Services are operated or, in the case of clause (k), compared with other businesses operating in Puerto Rico.

“Material Ancillary Agreements” means those Agreements set forth in Exhibits D, E, F, I, J and K.

“Material Ancillary Agreement Effect” means any of the following:

(a) either VISA or MCI (each as defined in the A&R ISO Agreement) terminates Seller’s registrations required in order to provide the Merchant Services under the A&R ISO Agreement for Buyer as an Acquiring Member (as defined in the A&R ISO Agreement) and (i) Seller has not reregistered with VISA or MCI or (ii) Seller does not have the ability to reregister within a thirty (30)-day period;

(b) a (i) complete failure of the ATH Network (as defined in the A&R ATH Network Agreement) or (ii) a partial failure of the ATH Network that materially impairs the ability of EVERTEC to switch and process ATH Network transactions, in either case, if such failure is ongoing or has continued for a continuous period of thirty (30) days or more;

(c) Seller’s or any of its Affiliates’ transfer to a third party of Merchant Agreements (or an interest therein) representing more than five percent (5%) of the aggregate MAB Adjusted Revenue of all Merchant Agreements (each as defined in the A&R ISO Agreement).

“Material Contracts” has the meaning set forth in Section 2.9(a) (Material Contracts).

“Merger Agreement” means the Agreement and Plan of Merger, dated June 30, 2010, by and among Popular, Inc., AP Carib Holdings, LTD., Carib Acquisition, Inc. and Evertec, Inc., as amended.

“Merger Agreement Amendment and Waiver” means that certain Fifth Amendment to the Merger Agreement in the form of Exhibit H.

“MSA Credit” has the meaning set forth in Section 1.7(c) (Closing; Closing Date Report).

“Network Segmentation Interface SOW” means that certain Logical Network Segregation Statement of Work, dated as of the date hereof between and among Popular, Inc., Banco Popular de Puerto Rico and Evertec Group, LLC.

“Non-Transferred Employee” has the meaning set forth in Section 6.1(a) (Offers and Terms of Employment).

“Non-U.S. Seller Benefit Plan” has the meaning set forth in Section 2.12(a) (Employee Benefit Plans).

“Notice of Disagreement” has the meaning set forth in Section 1.8(b)(ii) (Post-Closing Adjustment).

“Occurrence-Based Insurance Policies” has the meaning set forth in Section 4.19(c) (Insurance).

“OFAC” means the United States Treasury Office of Foreign Assets Control.

“Omitted Application” has the meaning set forth in the definition of “Specified Expenses.”

“Order” means any judgment, decree, ruling, writ, award, injunction or order of any Governmental Body or arbitration award of any authorized arbitrator.

“Ordinary Course of Business” means, with respect to the Seller or its Subsidiaries in the operation of the Acquired Services, the ordinary and usual course of business consistent with the past custom and practice of the Seller and its Subsidiaries, it being understood that such past custom and practice includes such commercially reasonable actions that Seller reasonably determines to be necessary or prudent, in light of the then-current operating conditions of the Acquired Services, in response to events, occurrences, conditions, circumstances and developments arising outside the ordinary course as a result of the COVID-19 outbreak (including any actions taken by Governmental Bodies in response thereto); provided, that any actions in response to the COVID-19 outbreak taken prior to the date of this Agreement that affect in any material respect that Acquired Services, Transferred Assets or performance of the Ancillary Agreements shall have been disclosed to Buyer prior to the date of this Agreement; and provided, further, that with respect to any such actions in response to the COVID-19 outbreak proposed to be taken from and after the date of this Agreement until the Closing, Seller shall have, to the extent reasonably practicable, provided prior notice to Buyer of such actions and shall have consulted with Buyer in good faith in connection therewith.

“Organizational Documents” means, with respect to any Person, the articles of incorporation, certificate of incorporation, charter, by-laws, articles of formation, certificate of formation, regulations, operating agreement, partnership agreement, certificate of limited partnership, and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of such Person, including any amendments thereto or restatements thereof.

“Overhead and Shared Services” means the following ancillary or corporate shared services or processes that are provided to or used in both (i) providing the Acquired Services and (ii) a Retained Business: travel, meeting management and entertainment; temporary labor; office supplies (including copiers and fax machines) that do not constitute Books and Records pertaining to the Acquired Services; personal telecommunications (including email); computer, telecommunications, internet and networks maintenance, services and support; Software applications, databases, platforms, data hosting and infrastructure services; energy/utilities; procurement and supply arrangements; treasury; public relations, legal and regulatory matters; risk management (including workers’ compensation and insurance); payroll; procurement cards and travel cards; telephone/data connectivity; disaster recovery plans; accounting; tax; internal audit; executive management; quality control and oversight; research and development; engineering; investor relations; human resources and employee relations management; employee benefits; credit, collections and accounts payable; global trade compliance; and customs and excise matters; provided, however, that the Transferred IT Assets shall not be deemed to be Overhead and Shared Services.

“Party” and “Parties” have the meaning set forth in the introductory paragraph to this Agreement.

“Permits” means all permits, certifications, licenses, franchises, authorizations, registrations and approvals obtained from Governmental Bodies.

“Permitted Encumbrances” means (i) Encumbrances for or in respect of Taxes or other governmental charges that are not yet due and payable or that are being contested in good faith by appropriate and timely proceedings or that may be thereafter be paid without interest and without penalty; (ii) deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations, and (iii) covenants, easements, rights of way, restrictions and other similar non-monetary Encumbrances that would be shown by a current title report or other similar report or listing and that, individually or in the aggregate, do not interfere in any material respect with or otherwise impair in any material respect the use, value or marketability of title of the property subject thereto or the operation of the Acquired Services conducted thereon.

“Person” means any individual, general or limited partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated organization, joint venture, firm, association or other entity or organization (whether or not a legal entity), including any Governmental Body (or any department, agency, or political subdivision thereof) and shall include, for the avoidance of doubt, any Party.

“Personal Data” means any information in any medium or format that alone or in conjunction with other information, identifies, or can reasonably be used to identify or authenticate, directly or indirectly, a natural person or household related to past, present or prospective customers, guarantors, claimants, beneficiaries, employees or agents of Buyer, the Acquired Services or any Transferred Employees. Personal Data includes, without limitation, individual’s (i) names, date and place of birth, biometric data, home or business addresses, legal domicile, telephone numbers, email addresses, photographs, handwriting, human race, religion, family status, or criminal record; (ii) health information such as genetics, medical history or treatment, or medical insurance data; (iii) government-issued identification numbers (such as social security number, passport number, driver’s number); (iv) online information such as computer IP address, user names, passwords or PINs, answers to security questions, online identifier, geolocation data, internet or other website activity information; (v) financial information such as financial account numbers, income or other financial information, transaction records, credit report information, applications, loan or claim information; and (vi) other information of or relating to an individual that is protected from unauthorized disclosure by Data Protection Legal Requirements related to data protection and privacy.

“Phase 2 SOW” means a SOW for Phase 2 of the Cyber Security Target Operating Model.

“Post-Closing Covenant” has the meaning set forth in Section 9.1(b) (Survival).

“Post-Closing Transition Period” means, with respect to any Non-Transferred Asset, Clone & Split Shared Contract or De Novo Shared Contract, that period of time (if any) for which the Seller and its Affiliates are required to provide a service under the Transition Services Agreement with respect to such Non-Transferred Asset, Clone & Split Shared Contract or De Novo Shared Contract as a result of the failure to transfer any Non-Transferred Asset, or enter into any Replacement Contract or New Buyer Contract, prior to the Closing, or as a result of any Eligible Unsatisfied T+1 Milestones not being complete as of Closing.

“Pre-Closing Covenant” has the meaning set forth in Section 9.1(b) (Survival).

“Pre-Closing Period” has the meaning set forth in Section 4.1(a) (Conduct of the Acquired Services).

“Privacy and Data Protection Policies” has the meaning set forth in Section 2.11(b) (Data Security).

“Professional Services De Novo Shared Contract” means those De Novo Shared Contracts marked with an asterisk on Schedule 1.1.

“Prohibited Defenses” has the meaning set forth in Section 10.10(b) (Remedies).

“Puerto Rico Code” means the Puerto Rico Internal Revenue Code of 2011.

“Purchase Price” has the meaning set forth in Section 1.6 (Purchase Price).

“Purchase Price Allocation Dispute Notice” has the meaning set forth in Section 1.9(b) (Allocation of Purchase Price).

“Qualified Seller Benefit Plan” has the meaning set forth in Section 2.12(b) (Employee Benefit Plans).

“Registration Rights and Sell-Down Agreement” means that certain Registration Rights and Sell-Down Agreement attached hereto as Exhibit K.

“Replacement Contracts” has the meaning set forth in Section 1.11(a)(i) (Shared Contracts).

“Representatives” means the directors, officers, employees, investment bankers, consultants, attorneys, accountants and other advisors, agents and representatives of a Person.

“Requesting Party” has the meaning set forth in Section 4.6(b) (Efforts to Consummate; Transition Coordination).

“Required Antitrust Approvals” has the meaning set forth in Section 7.1(a) (Conditions to Each Party’s Obligations).

“Resolution Period” has the meaning set forth in Section 1.8(b)(ii) (Post-Closing Adjustment).

“Restricted Software” has the meaning set forth in Section 2.10(f) (Intellectual Property).

“Retained Business” means the businesses of Seller or any of its Subsidiaries other than the Acquired Services.

“Review Period” has the meaning set forth in Section 1.8(b)(i) (Post-Closing Adjustment).

“Seller” has the meaning set forth in the introductory paragraph to this Agreement.

“Seller Benefit Plan” means each Benefit Plan sponsored, maintained or contributed to by Seller or any of its Subsidiaries in respect of any Acquired Services Employee.

“Seller Counsel” means Latham & Watkins LLP, O’Neill & Borges LLC and other external legal counsel acting as legal counsel to Seller Parent, Seller or their respective Subsidiaries.

“Seller Disclosure Schedule” means the disclosure schedule delivered by Seller to Buyer concurrently with the execution and delivery of this Agreement dated as of the date hereof.

“Seller Indemnitees” means Seller and its Affiliates, and any of its and their respective direct or indirect general or limited partners, shareholders, managers, management companies, portfolio companies, equity holders, controlling Persons, members, agents, incorporators, trustees, Representatives, heirs, executors, administrators, successors and assigns.

“Seller Parent” has the meaning set forth in the introductory paragraph to this Agreement.

“Seller Parent Common Stock” means shares of common stock, par value $0.01 per share, of Seller Parent.

“Seller’s Knowledge” means, as to a particular matter, the actual knowledge as of the date hereof of Miguel Vizcarrondo, Paola Perez, Luis A. Rodriguez, Diego Viglianco, Joaquin Castrillo and Ramon Melendez, Luis Muñoz and Deoscoidy Sanchez after reasonable inquiry by such individuals (including, to the extent reasonable, of their respective direct reports).

“Seller Trademarks” means any Trademark owned by Seller or any of its Affiliates immediately prior to the Closing Date. For the avoidance of doubt, “Seller Trademarks” shall include the names “Evertec”, and any Trademark or Internet domain name consisting of, containing or incorporating “Evertec”, and all designs and logos associated therewith, in each case, together with all parts and variations of the foregoing (including any Trademarks confusingly similar thereto or derived therefrom) and all Trademarks and Internet domain names consisting of, containing or incorporating any of the foregoing.

“Shared Contract” means a Contract to which Seller or any of its Affiliates is a party with any non-affiliated third party (other than Buyer or any of its Affiliates) and which relates to or benefits both the Acquired Services and any Retained Business, including those set forth in Schedule 1.11.

“Signing Stock Value” means $42.84 per share of Seller Parent Common Stock; provided that if, between the date of this Agreement and the Closing, the outstanding shares of Seller Parent Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities, whether as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Signing Stock Value.

“SOC” has the meaning set forth in Section 2.11(c) (Data Security).

“Software” means computer software, programs, data files, source code, object code, firmware, middleware, application programming interfaces and libraries.

“Specified Expenses” means, without duplication, any out-of-pocket recurring expense arising from a third-party service incurred by Seller Parent or its Affiliates during the calendar year ending on December 31, 2020 in connection with the operation of the Acquired Services that (a) was an expense of a type or category of expense that was reportable as an expense in the Business Solutions segment of Seller Parent for the calendar year ending on December 31, 2020, (b) was not included as an expense in the 2020 Adjusted EBITDA calculation set forth on Exhibit A and (c) is an out-of-pocket recurring expense arising from a third-party service that has been incurred or reasonably would be expected to be incurred by Buyer or any of its Affiliates in the first twelve (12) calendar months occurring after the Closing Date in connection with the post-Closing operation of the Acquired Services; provided, that, “Specified Expenses” shall not include (i) any Arrangement Costs, (ii) any expenses that are reportable by Seller Parent under any other segment (as defined for purposes of SEC reporting), including the Merchant Acquiring, Payment Services Puerto Rico, Payment Services LATAM and Corporate and Other segments, (iii) any expenses that were not incurred by Seller Parent in 2020 (regardless of which segment such expenses are reportable under), (iv) any expenses that are reflected as a line-item, category or type of expenses in Exhibit A (even if, for the avoidance of doubt, (1) the amount of such expense has or reasonably would be expected to increase following the Closing from the amount of such expense as reflected in Exhibit A or (2) such expenses are incurred in respect to a different vendor than the vendor identified in Exhibit A) and (v) any expenses not identified as Specified Expenses in the Buyer Adjustment Report delivered pursuant to Section 1.8. For the avoidance of doubt, if (i) there is any third-party application, tool or middleware that was used by Seller Parent in 2020 in operating the Acquired Services and the related annual out-of-pockets costs of such application, tool or middleware were reportable as an expense in the Business Solutions segment of Seller Parent for the calendar year ending on December 31, 2020 but were not reflected or included as an expense in the calculation of Exhibit A (an “Omitted Application”), and (ii) Buyer or any of its Affiliates reasonably would be expected to incur expenses in respect of such Omitted Application in the first twelve (12) calendar months following the Closing in connection with the post-Closing operation of the Acquired Services, then such expenses actually incurred by Seller during the calendar year ending on December 31, 2020 in respect of such Omitted Application, shall be “Specified Expenses”.

“Spin-Out” has the meaning set forth in Section 4.12 (Intellectual Property Matters).

“Stock Consideration” means the largest whole number of shares of Seller Parent Common Stock held by Buyer Parent or any of its Affiliates that equal $196,600,000 where each share of Seller Parent Common Stock is valued at the Signing Stock Value.

“Stockholder Agreement” means that certain Stockholder Agreement among Carib Latam Holdings, Inc. and the Holders Party Thereto, dated April 17, 2012, as amended.

“Subsidiary” means, with respect to any Person, any other Person with respect to which such first Person (alone or in combination with any of such first Person’s other Subsidiaries) owns (i) capital stock or other equity interests having the ordinary voting power to elect a majority of the board of directors or other governing body of such Person or (ii) if no such governing body exists, a majority of the outstanding voting securities of such Person.

“T+1 Milestones” has the meaning set forth in Section 4.6(a) (Efforts to Consummate; Transition Coordination).

“Tax Arbitrator” means a mutually agreed upon nationally recognized accounting firm or a mutually agreed upon nationally recognized law firm, that, in each case, is (a) familiar with transactions or operations of the sort at issue; and (b) independent with respect to each Party.

“Tax Arbitrator’s Tax Report” has the meaning set forth in Section 5.5 (Tax Matter Disputes).

“Tax Contest” means any inquiry, claim, assessment, audit, action, suit, court proceeding, litigation, investigation or other dispute with any Taxing Authority with respect to Taxes.

“Tax Return” means any report, return, or similar statement required to be filed with any Taxing Authority with respect to Taxes, including any claim, refund, or amendment thereof.

“Taxes” means any tax, levy, assessment, tariff, duty (including any customs duty), or deficiency (including any income tax, franchise tax, value-added tax, excise tax, transfer tax, sales tax, use tax, property tax, withholding tax, or payroll tax), and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body.

“Taxing Authority” means any Governmental Body having jurisdiction over the assessment, determination, collection, administration or imposition of any Tax.

“Technology Assets” has the meaning set forth in Section 4.12(a) (Intellectual Property Matters).

“Terminated Delayed Acquired Service Employee” has the meaning set forth in Section 6.1(b) (Offers and Terms of Employment).

“Terminated Independent Contractor” has the meaning set forth in Section 6.1(f) (Offers and Terms of Employment).

“Termination Date” has the meaning set forth in Section 8.1(b) (Termination).

“Third Party Claim” has the meaning set forth in Section 9.5(a) (Indemnification Procedures).

“Third Party Payments” has the meaning set forth in Section 9.4(f) (Limitations and Other Matters Relating to Indemnification).

“Top Suppliers” has the meaning set forth in Section 2.15 (Suppliers).

“Trademarks” has the meaning set forth in the definition of Intellectual Property Rights.

“Transfer Taxes” has the meaning set forth in Section 5.3 (Transfer Taxes).

“Transferred Assets” has the meaning set forth in Section 1.1 (Transferred Assets).

“Transferred Employee” has the meaning set forth in Section 6.1(a) (Offers and Terms of Employment).

“Transferred Intellectual Property” has the meaning set forth in Section 1.1(d) (Transferred Assets).

“Transferred IT Assets” has the meaning set forth in Section 1.1(f) (Transferred Assets).

“Transition Coordinators” has the meaning set forth in Section 4.6(a) (Efforts to Consummate; Transition Coordination).

“Transition Services Agreement” means that certain Transition Services Agreement in the form of Exhibit C.

“U.S.” means the United States of America.

“Virgin Islands Services Agreement” means that certain Virgin Islands Services Agreement entered into by and between Buyer and Seller Parent on September 15, 2010.

“Virtusa” means Virtusa Corporation, a Delaware corporation.

“Virtusa Work Order” means the Work Order titled 12/01/2021—POPULAR – EVERTEC CORE API MODERNIZATION – T&M.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SELLER PARENT

EVERTEC, INC.

By:	/s/ Luis A. Rodriguez
Name: Luis A. Rodriguez
Title: Executive Vice President, Chief Legal and Corporate Development Officer

SELLER

EVERTEC GROUP, LLC

By:	/s/ Luis A. Rodriguez
Name: Luis A. Rodriguez
Title: Executive Vice President, Chief Legal and Corporate Development Officer

BUYER PARENT

POPULAR, INC.

By:	/s/ Felix Fernandez
Name: Felix Fernandez
Title: Senior Vice President

BUYER

BANCO POPULAR DE PUERTO RICO

By:	/s/ Felix Fernandez
Name: Felix Fernandez
Title: Senior Vice President of Popular, Inc.

Exhibit D

SECOND AMENDED AND RESTATED

MASTER SERVICE AGREEMENT

AMONG

POPULAR, INC.,

BANCO POPULAR DE PUERTO RICO,

AND

EVERTEC GROUP, LLC AND ITS SUBSIDIARIES

DATED AS OF [•], 2022

-i-

2.8	Mandatory Enhancements	36
2.9	Non-Circumvention Covenants	37
2.10	Non-Compete Covenants	38
2.11	Equipment and Other Resources	39
2.12	Import/Export Control	40
2.13	Contingency Planning	41
2.14	Procedures Manual.	43

ARTICLE THREE – PAYMENT FOR SERVICES

3.1	Fees	43
3.2	Terms of Payment	44
3.3	Services Rendered during Legal Holidays	44
3.4	Additional Services	44
3.5	Out-of-pocket and Third Party Expenses	45
3.6	Taxes	45
3.7	Disputed Charges; Requests for Information	45
3.8	Supporting Documentation	46
3.9	No Right to Set-Off	46
3.10	Core API Layer SOW	46
3.11	[Phase 2 SOW	48

ARTICLE FOUR – DISCLAIMER OF WARRANTIES & LIMITED LIABILITY

4.1	DISCLAIMER OF WARRANTIES	49
4.2	Reliance on COMPANY Provided Data	49
4.3	Force Majeure	50
4.4	Systems and/or Services Not Provided by EVERTEC	50
4.5	LIMITATION OF LIABILITY	51

ARTICLE FIVE – CONFIDENTIALITY, PRIVACY & DATA PROTECTION

5.1	Confidential Information	53
5.2	Protection of Confidential Information	54
5.3	Security of Personal Data	55
5.4	Required Disclosures	60
5.5	Remedies	60
5.6	Term of Obligation	60
5.7	Destruction	60

ARTICLE SIX – SECURITY, BPPR DATA & RECORDS

6.1	Authorized Persons	61
6.2	Security Measures	61
6.3	Ownership of BPPR Data	64
6.4	Records Retention.	64
6.5	Data Backup	65

-ii-

ARTICLE SEVEN – INTELLECTUAL PROPERTY

7.1	Title	65
7.2	General	66
7.3	Developments	66
7.4	Intellectual Property Infringement	67

ARTICLE EIGHT – REGULATORY COMPLIANCE, AUDIT & SERVICE REVIEWS

8.1	Compliance	69
8.2	Legal Requirements	69
8.3	BSA/AML/OFAC	70
8.4	Audit	70
8.5	IT Infrastructure Network Diagram	71
8.6	Data Flow Diagram	72
8.7	Service Center Reviews.	72

ARTICLE NINE – TERM & TERMINATION

9.1	Term	73
9.2	Termination for Cause	74
9.3	Termination without Cause	75
9.4	Effect upon Termination	76
9.5	Transition Assistance	76

ARTICLE TEN – INSURANCE AND INDEMNIFICATION

10.1	Insurance	79
10.2	Indemnity	82
10.3	Indemnification Procedures	83

ARTICLE ELEVEN – SERVICES FOR CLIENTS

11.1	Scope of Services	84
11.2	Special Representations Regarding EVERTEC’s Performance of Services under Service Agreements with Governmental Agencies	85
11.3	Client Agreements	85

-iii-

EXHIBITS

Exhibit A – Intentionally Omitted

Exhibit B – Services and Fees

Exhibit C – Service Level Agreement – General Terms and Conditions

Exhibit D – Strategic Clients

Exhibit E – Intentionally Omitted

Exhibit F – Outsourcing Policies and Procedures

Exhibit G – Data Protection and Privacy – Minimum Data Safeguards for Popular Infrastructure

Exhibit H – Shortfall Payments and Bi-Annual True-Up Calculation

-v-

This Second Amended and Restated Master Service Agreement (the “Master Agreement”) is made as of [•], 2022 (the “Effective Date”), among Popular, Inc. (“Popular” or the “COMPANY”), a corporation organized under the laws of the Commonwealth of Puerto Rico, Banco Popular de Puerto Rico (“BPPR” and, together with Popular, the “Popular Parties”), a bank organized under the laws of the Commonwealth of Puerto Rico, and Evertec Group, LLC, a limited liability company organized under the laws of the Commonwealth of Puerto Rico, and its Subsidiaries (hereinafter referred to as “EVERTEC”).

WITNESSETH

WHEREAS, COMPANY, acting through its Subsidiaries, is a financial services provider based in Puerto Rico with operations in Puerto Rico, the United States and the Caribbean;

WHEREAS, EVERTEC is in the business of, among other things, providing data processing, application processing, check imaging, transmission, telecommunications, credit and debit card transaction processing, and related operational, technical, and consulting services, and such other services as EVERTEC may engage in from time to time;

WHEREAS, Popular and EVERTEC previously entered into a Master Service Agreement on April 1, 2010 (the “April 2010 MSA”) and an Amended and Restated Master Service Agreement on September 30, 2010 (the “September 2010 MSA”);

WHEREAS, the Popular Parties and EVERTEC have entered into that certain Asset Purchase Agreement, dated as of February 24, 2022 (the “Asset Purchase Agreement”), pursuant to which BPPR is, contemporaneously with entering into this Master Agreement, acquiring a portion of the business of Evertec, Inc., a corporation organized under the laws of the Commonwealth of Puerto Rico and the ultimate parent entity of EVERTEC (“EVERTEC Parent”);

WHEREAS, the applicable Popular Parties and EVERTEC are simultaneously on the date hereof amending and restating the Amended and Restated ATH Network Participation Agreement, dated as of September 30, 2010 (as amended and restated as of the date hereof, the “ATH Network Agreement”), the Amended and Restated Independent Sales Organization Sponsorship and Services Agreement, dated as of September 30, 2010 (as amended and restated as of the date hereof, the “ISO Agreement”), the Technology Agreement dated as of September 30, 2010 (as amended and restated as of the date hereof, the “Technology Agreement”), and certain other documents; and

WHEREAS, the Popular Parties and EVERTEC desire to amend and restate the September 2010 MSA in order to, among other things and as further described in the terms of this Master Agreement, provide for certain changes to services provided under and revisions to the terms of the September 2010 MSA.

NOW THEREFORE, in consideration of the payments to be made and services to be performed hereunder, upon the terms and subject to the conditions set forth in this Master Agreement and intending to be legally bound, the parties hereto agree to the following terms and conditions:

ARTICLE ONE– GENERAL PROVISIONS

1.1 Definitions. Capitalized terms not otherwise defined herein will have the meanings set forth in this Section 1.1:

(1)	“Affected Persons” has the meaning set forth in Section 5.3(e)(ii)(1).

(2)

“Affiliate” means, with respect to any Person, any other Person, directly or indirectly, through one or more intermediaries, Controlling, Controlled by, or under common Control with, such Person. Notwithstanding the foregoing, with respect to COMPANY (to the extent that at the time of determination it is engaged in a private equity or similar business), the term “Affiliate” shall not include portfolio companies of COMPANY or its Controlled Affiliates.

(3)	“Annual Minimum” has the meaning set forth in Section 2.2.

(4)	“April 2010 MSA” has the meaning set forth in the Recitals.

(5)	“Asset Acquirer” has the meaning set forth in Section 1.5(c).

(6)	“Asset Purchase Agreement” has the meaning set forth in the Recitals.

(7)	“Assignee Sub” has the meaning set forth in Section 1.5(b).

(8)	“ATH Network Agreement” has the meaning set forth in the Recitals.

(9)	“Audit” has the meaning set forth in Section 8.4(b).

(10)	“Audit Report” has the meaning set forth in Section 8.4(c).

(11)

“Authorized Locations” means the Data Centers and other locations owned or leased by EVERTEC, or COMPANY, BPPR, or one of their respective Affiliates, from time to time, for providing the Services and/or maintaining, processing, or storing BPPR Data under this Master Agreement.

(12)	“Authorized Persons” has the meaning set forth in Section 6.1.

(13)	“Base Date” has the meaning set forth in Section 9.3(d)(i).

(14)

“beneficially owned”, “beneficial ownership” and similar phrases have the same meanings as such terms have under Rule 13d-3 (or any successor rule then in effect) under the Exchange Act, except that in calculating the beneficial ownership of any Person, such Person shall be deemed to have beneficial ownership of all securities that such Person has the right to acquire, whether such right is currently exercisable or is exercisable upon the occurrence of a subsequent event. Notwithstanding the foregoing, no Person shall be deemed to beneficially own any securities beneficially owned by another Person who is not an Affiliate of such Person.

(15)

“Best Efforts” means the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to ensure that such result is achieved in the time period expressly contemplated or, in the absence of an expressly contemplated time period, within a commercially reasonable time period.

(16)	“Bi-Annual True-Up” has the meaning set forth in Section 2.2(c).

(17)	“BPPR” has the meaning set forth in the Preamble.

(18)

“BPPR Data” means data, records and information of COMPANY, BPPR, or one of their respective Subsidiaries that is maintained or processed by EVERTEC, including all Personal Data and all data and information derived from or works of any of the foregoing.

(19)

“BPPR Infrastructure” means (i) the servers, storage, connectivity and other infrastructure used in hosting Services or applications owned or licensed from a third party by COMPANY or BPPR; and (ii) any additional IaaS or data center hosting or colocation Services provided for COMPANY or BPPR under this Master Agreement that are dedicated solely to COMPANY and/or BPPR.

(20)	“BPPR Instructions” has the meaning set forth in Section 5.3(f).

(21)

“BPPR Pass Through License” means a license to Intellectual Property provided by a Third Party that is assigned, novated or otherwise transferred to COMPANY or BPPR in connection with the Asset Purchase Agreement.

(22)

“Business Continuity Plan” means the documented processes, preventive arrangements, and measures taken by a party to be able to respond, recover, resume or restore to a predefined level of operation following an Event in order to be able to continue offering its services or to prevent or mitigate the adverse effects of an Event. A Business Continuity Plan must include specific elements, such as incident response, disaster recovery and crisis management.

(23)	“Business Day” will be each day from Monday through Friday, except for Legal Holidays.

(24)

“Client” means any person or entity who establishes or maintains a contractual relationship with COMPANY, BPPR, or one of their respective Subsidiaries for obtaining any service or product offered by EVERTEC and/or COMPANY, BPPR, or one of their respective Subsidiaries.

(25)	“Client Agreements” has the meaning set forth in Section 11.1(b).

(26)	“COI” has the meaning set forth in Section 10.1(b).

(27)	“COMPANY” has the meaning set forth in the Preamble.

(28)	“COMPANY Resources” has the meaning set forth in Section 2.11(d).

(29)	“Competitor” has the meaning set forth in Section 2.9(c).

(30)

“Confidential Information” means any and all confidential and/or proprietary non-public information or material, whether in electronic or hard copy format, that is generated, collected or utilized in COMPANY’s, BPPR’s (or any of their respective Subsidiary’s) or EVERTEC’s business or operations. Confidential Information includes:

(i) information received from or concerning any Third Party (such as Clients, customers or suppliers);

(ii) product or services information concerning any of COMPANY’s, BPPR’s (or one of their respective Subsidiary’s) or EVERTEC’s research, or products or services being provided or developed, algorithms, supplier or vendor information, plans, ideas, drawings, specifications, documentation, quality guidelines, and analyses of strengths or weaknesses of each product or service;

(iii) trade secrets, source code and object code, other confidential Intellectual Property, technical and technological information, including designs, processes, methods, technical specifications, drawings, prototypes, troubleshooting guidelines, formulas, data, files, performance characteristics, computer software information and related documentation, databases, programs, systems engineering, research and development plans, disks and other storage media, drawings, notes, proposals, reports, photographs, hardware, card files and recordings;

(iv) financial information, such as overhead costs, profit margins, banking and financing data, budgeting data and reports, and pricing policies;

(v) organizational information, information concerning the utilization of facilities, merger, acquisition and expansion information, equipment utilization information;

(vi) marketing and sales information, such as marketing and sales techniques and data, identification and authorizing source, account status and ability to pay, product development and delivery schedules, transportation and logistical requirements, market research and forecasts, strategic planning, and marketing and advertising plans, techniques and budgets;

(vii) COMPANY’s, BPPR’s (or one of their respective Subsidiary’s) or EVERTEC’s overall strategies, the specific programs and strategies utilized by COMPANY, BPPR (one of their respective Subsidiaries) or EVERTEC; and the success or lack of success of those programs and strategies; and

(viii) Personal Data.

For the avoidance of doubt, Confidential Information includes, with respect to each party to this Master Agreement, such party’s Data Protection Program (including the Data Safeguards established pursuant to such Data Protection Program), its Business Continuity Plan, proprietary non-public materials with respect to EVERTEC’s physical security systems, access control systems, recovery equipment and techniques and all reports and information regarding the Services other than reports and information that are specifically designated as public. For the avoidance of doubt, COMPANY’s and BPPR’s Confidential Information includes all BPPR Data. EVERTEC’s Confidential Information shall not include any (1) Intellectual Property, books and records or other information or materials acquired pursuant to the Asset Purchase Agreement (except to the extent that any books and records are designated as confidential information of EVERTEC pursuant to the Asset Purchase Agreement), or (2) modifications, enhancements or derivative works based on such Intellectual Property in the immediately preceding clause (1).

(31)

“Control,” and its correlative meanings, “Controlling,” and “Controlled,” means the possession, direct or indirect, or the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

(32)	“Control Acquirer” has the meaning set forth in Section 1.31(a).

(33)	“Core API Completion” has the meaning set forth in Section 3.10(a)(i).

(34)	“Core API Deadline” [means the deadline set forth in the Core API Layer SOW]1 // [has the meaning set forth in Section 3.10(a)(iii)][2].

(35)	“Core API Delay Window” has the meaning set forth in Section 9.3(d)(i).

(36)

“Core API Layer SOW” means [the form of Core API Layer SOW attached as Exhibit J to the Asset Purchase Agreement, as such form may be deemed to be amended pursuant to this Master Agreement] // [the Core API Layer SOW dated, [•], 2022].[3]

(37)	“Covered Revenue” has the meaning set forth in Section 2.2(d).

[1]	If the Core API Layer SOW has been executed prior to closing of the APA, this definition will be used. This footnote will be retained in the form of A&R MSA attached to the APA.
[2]	If the Core API Lawyer SOW has not been executed prior to closing of the APA, this definition will be used. This footnote will be retained in the form of A&R MSA attached to the APA.
[3]

If the Core API Layer SOW has been executed prior to closing of the APA it will be defined by reference to its date of execution, using the second bracketed version of the definition. If it has not yet been executed as of the closing of the APA, it will be defined using the second bracketed definition. This footnote will be retained in the form of A&R MSA attached to the APA.

(38)	“CPI” means the All Items Consumer Price Index All Urban Consumers, U.S. City Average (1982-84 – 100), which is published by the U.S. Department of Labor, Bureau of Labor Statistics.

(39)	“CVSS” has the meaning set forth in Exhibit G.

(40)	“Data Cap” has the meaning set forth in Section 4.5(c).

(41)	“Data Centers” means the facilities and data centers where EVERTEC performs Data Processing of BPPR Data, including alternate sites.

(42)

“Data Processing” means any operation or set of operations which is performed on BPPR Data or on sets of BPPR Data, whether or not by automated means, physical or virtual, on premises or in the cloud, such as access, collection, recording, storing, organization, structuring, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction.

(43)	“Data Protection Measures” has the meaning set forth in Section 5.3(d)(ii).

(44)

“Data Protection Program” means a written program that complies with applicable Legal Requirements, establishing the policies, procedures, controls and Data Safeguards reasonably designed and implemented in accordance with applicable Industry Standards to protect the confidentiality, privacy, security, integrity or availability of BPPR Data, the proper Data Processing of BPPR Data, and the security and reliability of the related infrastructure in order to prevent, detect and respond to any threats or hazards or intentional or accidental unauthorized access, use, disclosure, alteration, loss, destruction, or disposal.

(45)	“Data Safeguards” means reasonable administrative, technical and physical data protection processes, procedures and controls designed and implemented in accordance with Industry Standards.

(46)	“Data Subcontractors” has the meaning set forth in Section 1.16(a).

(47)	“DFD” has the meaning set forth in Section 8.6.

(48)	“Direction” has the meaning set forth in Section 5.7.

(49)

“Disabling Device” means any program, mechanism, programming device, malware or other computer code: (i) designed to disrupt, disable, harm, or otherwise impede in any manner the operation of any software program or code, or any computer system or network (commonly referred to as “malware”, “spyware”, “viruses” or “worms”); (ii) that would disable or impair the operation thereof or of any software, computer system or network in any way based on the elapsing of a period of time or the advancement to a particular date or other numeral (referred to as “time bombs”, “time locks”, or “drop dead” devices); (iii) designed to or that could reasonably be used to permit any Person to gain unauthorized or unintended access any computer system or network (referred to as “trojans”, “traps”, “access codes” or “trap door” devices); or (iv) designed to or that could reasonably be used to permit any unauthorized Person to track, monitor or otherwise report the operation and use of any software program or any computer system or network by any Person.

(50)

“Disaster Recovery Plan” means the processes, policies, and procedures related to preparing for recovery or continuation of technology infrastructure, systems, and applications, which are vital to an organization after a disaster or other disruption. Disaster recovery focuses on the information or technology systems that support business functions, as opposed to business continuity, which involves planning for keeping all aspects of a business functioning in the midst of disruptive events. A Disaster Recovery Plan is a subset of a Business Continuity Plan.

(51)	“Disaster Recovery Services Addendum” means the Disaster Recovery Services Addendum referenced in Schedule 2 to Exhibit B, as amended.

(52)

“Disaster Recovery Strategy” is a strategy for restoring IT infrastructure, data, and systems with a coordinated effort for the recovery of Data Centers, networks, servers, storage, service monitoring, user support, and related software during adverse events (e.g., natural disasters, infrastructure failures, technology failures, unavailability of staff, or cyber-attacks) in order to return such operations to a normalized state with minimum disruption. A Disaster Recovery Strategy is a subset of a Business Continuity Plan.

(53)	“Disclosing Party” has the meaning set forth in Section 5.1(a).

(54)	“Dispute” has the meaning set forth in Section 1.14.

(55)	“Effective Date” has the meaning set forth in the Preamble.

(56)

“Encumbrances” means any direct or indirect encumbrances, lien, pledge, security interest, claim, charges, option, right of first refusal or offer, mortgage, deed of trust, easement, or any other restriction or third party right, including restrictions on the right to vote equity interests.

(57)	“Errors” has the meaning set forth in Section 2.5(b).

(58)

“Event” means any event, occurrence or circumstance that has resulted in, or could reasonably result in any impairment or disruption of a Person’s normal business and operations or its ability to provide services.

(59)	“EVERTEC” has the meaning set forth in the Preamble.

(60)	“EVERTEC Change of Control” means, with respect to EVERTEC, any:

(i) merger, consolidation or other business combination of EVERTEC (or any Subsidiary or Subsidiaries that alone or together represent all or substantially all of EVERTEC’s consolidated business at that time) or any successor or other entity holding all or substantially all the assets of EVERTEC and its Subsidiaries that results in the stockholders of EVERTEC (or such Subsidiary or Subsidiaries) or any successor or other entity holding all or substantially all the assets of EVERTEC and its Subsidiaries or the surviving entity thereof, as applicable, immediately before the consummation of such transaction or a series of related transactions, holding, directly or indirectly, less than 50% of the voting power of EVERTEC (or such Subsidiary or Subsidiaries) or any such successor, other entity or surviving entity, as applicable, immediately following the consummation of such transaction or series of related transactions; provided that this clause (i) shall not be deemed applicable to any merger, consolidation or other business combination, if, as a result of any such merger, consolidation or other business combination, no Person or Group of Persons that had not had “control” of EVERTEC immediately prior to such transaction, as such term is defined under the Bank Holding Company Act of 1956, as amended, shall have obtained such “control”;

(ii) Transfer (other than in the form of a pledge, hypothecation or similar grant of a security interest only and which shall not involve the grant of a proxy or other right with respect to the voting of such equity), in one or a series of related transactions, of equity representing 50% or more of the voting power of EVERTEC (or any Subsidiary or Subsidiaries that alone or together represent all or substantially all of EVERTEC’s consolidated business at that time) or any successor or other entity holding all or substantially all the assets of EVERTEC and its Subsidiaries to a Person or Group of Persons;

(iii) transaction in which a majority of the board of directors or equivalent governing body of EVERTEC (or any successor or other entity holding all or substantially all the assets of EVERTEC and its Subsidiaries) immediately following or as a proximate cause of such transaction is comprised of persons who were not members of the board of directors or equivalent governing body of EVERTEC (or such successor or other entity) immediately prior to such transaction; or

(iv) sale or other disposition in one or a series of related transactions of all or substantially all of the assets of EVERTEC and its Subsidiaries (or any successor or other entity holding all or substantially all the assets of EVERTEC and its Subsidiaries) to a Person who is not an Affiliate of EVERTEC at such time.

(61)	“EVERTEC Equipment” has the meaning set forth in Section 2.11(a).

(62)	“EVERTEC Parent” has the meaning set forth in the Recitals.

(63)

“EVERTEC Pass Through License” means a license to Intellectual Property owned by a Third Party procured by EVERTEC at the written direction of, or with the written consent of, BPPR, COMPANY or any of their respective Affiliates and used in connection with the provision of the Services.

(64)

“EVERTEC Security Requirements” means reasonable security policies and procedures provided in writing to COMPANY and BPPR with reasonable advance notice by EVERTEC; provided the EVERTEC Security Requirements will not include any of the following: (a) representations, warranties or disclaimers; (b) indemnities, cost reimbursements, suspension or termination rights, or other remedies for EVERTEC; (c) rights for EVERTEC to conduct audits or assessments of BPPR or COMPANY networks or Systems; or (d) obligations for BPPR or COMPANY to provide certifications or conduct audits or assessments.

(65)	“Exchange Act” means the Securities Exchange Act of 1934.

(66)	“Exclusive Mandatory Enhancement” has the meaning set forth in Section 2.8(b).

(67)	“Extended Transition Period” has the meaning set forth in Section 9.5(e).

(68)	“FFIEC” means the Federal Financial Institutions Examination Council.

(69)	“Firm” has the meaning set forth in Section 8.7.

(70)	“For Cause Audit” has the meaning set forth in Section 8.4(b).

(71)	“Force Majeure Event” has the meaning set forth in Section 4.3(a).

(72)	“General Liability Cap” has the meaning set forth in Section 4.5(c).

(73)

“Governmental Authority” means the government or any agency or court thereof, of any nation or country (including the European Union, if applicable), state, commonwealth (including the Commonwealth of Puerto Rico), city, municipality or political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to any such government that have regulatory, supervisory, and/or examination authority with respect to COMPANY, BPPR, or one of their respective Subsidiaries and/or of EVERTEC with respect to the matters covered by the Services or their respective operations or financial condition, any quasi-governmental entity or arbitral body, any SRO and any applicable stock exchange.

(74)	“Group of Persons” means a group of Persons that would constitute a “group” as determined pursuant to Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder.

(75)

“Incident” means the actual or reasonably suspected occurrence of an intentional or accidental unauthorized event that could reasonably pose a threat to the confidentiality, privacy, security, integrity or availability of BPPR Data, including: (1) unauthorized access or disclosure of BPPR Data; (2) unauthorized access or intrusion to information Systems; (3) loss/theft of an electronic or storage device containing BPPR Data; (4) loss/theft of printed materials containing Personal Data; and (5) unauthorized Disabling Devices. For the avoidance of doubt, an Incident will not be deemed to exist solely as a result of EVERTEC’s receipt of an automated system alert or a ping or scan of EVERTEC’s Systems, unless and until such time as EVERTEC reasonably believes that an Incident has occurred or has reasonable grounds to suspect that an Incident has occurred (provided, that EVERTEC has appropriate systems and procedures for the establishment and use of such automated systems).

(76)

“Incident Response Program” means a written program that complies with applicable Legal Requirements establishing policies, procedures, activities and internal controls reasonably designed and implemented in accordance with applicable Industry Standards to prevent, detect, identify, mitigate, address and notify relevant Persons of Incidents.

(77)	“Incremental BPPR Requirements” has the meaning set forth in Section 8.7(b).

(78)

“Indebtedness” means, with respect to any Person, (a) all indebtedness of such Person, whether or not contingent, for borrowed money, and (b) all obligations of such Person evidenced by notes, bonds, debentures or other similar debt instruments.

(79)	“Indemnified Party” has the meaning set forth in Section 10.1.

(80)	“Indemnifying Party” has the meaning set forth in Section 10.1.

(81)

“Industry Standards” means the procedural and technical rules and controls generally followed by financial and information technology and data processing providers when providing services to banks and their Affiliates, as they may be adopted from time to time, including as may be required under applicable Legal Requirements.

(82)

“Infrastructure-as-a-Service ” or “IaaS” means the capability provided to COMPANY or BPPR to provision processing, storage, networks, and other fundamental computing resources where COMPANY or BPPR is able to deploy and run arbitrary software, which can include operating systems and applications. COMPANY and BPPR do not manage or control the underlying cloud infrastructure but have control over operating systems, storage, deployed applications, and possibly limited control of select networking components (e.g., host firewalls).

(83)	“Initial Term” has the meaning set forth in Section 9.1.

(84)

“Intellectual Property” means all world-wide know-how, ideas, concepts, techniques, designs, materials, formulae, computer programs and related documentation, writings, works of authorship, trade secrets, Confidential Information (as defined herein), proprietary information, research, developments, registered and unregistered copyrights, copyrightable materials, derivatives, trademarks, mask works, moral rights, design rights, industrial property rights, discoveries, inventions, rights in and to inventions, improvements, patent rights, patent applications, patents and any other intellectual property rights in any jurisdiction in the world including modifications and other applications using or based upon the resulting technology or required for the use of such technology.

(85)

“Interchange Fee” means a fee paid by a merchant or acquirer for the purpose of compensating an issuer for its involvement in an electronic debit transaction. It is paid via the network according to its compensation rules and subject to federal regulations when a debit account is involved.

(86)	“IP Developments” has the meaning set forth in Section 7.3.

(87)	“IP Indemnified Parties” has the meaning set forth in Section 7.4(a).

(88)	“ISO” has the meaning set forth in Section 10.1(a)(i)(2).

(89)	“ISO Agreement” has the meaning set forth in the Recitals.

(90)

“Legal Holiday” means Saturday, Sunday or any federal and/or local legal holiday in the Commonwealth of Puerto Rico, except as otherwise provided in the Service Level Agreement, a Service Addendum, or as agreed to in writing between the parties.

(91)

“Legal Requirements” means any applicable federal, state, Puerto Rico, local, municipal, foreign, international, multinational, or other administrative order, constitution, law, ordinance, principle of law, regulation, statute, rule, regulation, guidance or treaty, and any policy statement or interpretation that has the force of law, issued by a Governmental Authority, and any standards or guidance issued by the FFIEC (for clarity, with respect to EVERTEC, including the Bank Service Company Act and any other Legal Requirement to which EVERTEC is subject as a result of EVERTEC’s provision of services to COMPANY, BPPR or other financial institutions).

(92)

“Loss(es)” means losses, liabilities, claims, damages, fines, expenses, penalties, interest expense, costs and fees and disbursements (including reasonable legal counsel and experts’ fees and disbursements), net of any amounts recovered with respect thereto under insurance policies covering any liability thereof if and to the extent applicable in each case, individually or collectively.

(93)	“Mandatory Enhancements” has the meaning set forth in Section 2.8(a).

(94)	“Master Agreement” has the meaning set forth in the Preamble.

(95)	“Material Adverse Effect” has the meaning set forth in Section 9.2(b)(ii).

(96)	“Material Breach” has the meaning set forth in Section 9.2(b)(i).

(97)	“Monthly Benchmark” has the meaning set forth in Section 2.2(a).

(98)	“Notice of Dispute” has the meaning set forth in Section 1.14.

(99)	“Notice of Election” has the meaning set forth in Section 10.3(a).

(100)	“Outsourcing Policy” has the meaning set forth in Section 1.16(a).

(101)	“Penetration Tests” has the meaning set forth in Section 6.2(c)

(102)	“Permitted Assignment” means a Permitted Subsidiary Assignment or a Permitted Third-Party Assignment.

(103)

“Permitted Subsidiary Assignment” means an assignment by EVERTEC of any of its rights, duties or obligations under this Master Agreement to an Assignee Sub in compliance with the provisions of Section 1.5(b).

(104)

“Permitted Third-Party Assignment” means an assignment by EVERTEC of all its rights, duties and obligations under this Master Agreement to an Asset Acquirer in compliance with the provisions of Section 1.5(c).

(105)

“Person” means any individual, corporation, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, limited liability company, Governmental Authority or other entity of any kind, and will include any assignee and/or successor (by merger or otherwise) of such entity in connection therewith.

(106)

“Personal Data” means any information in any medium or format that alone or in conjunction with other information, identifies, or can reasonably be used to identify or authenticate, directly or indirectly, a natural person or household related to BPPR’s past, present or prospective customers, guarantors, claimants, beneficiaries, employees or agents. Personal Data includes, individuals’ (1) names, date and place of birth, biometric data, home or business addresses, legal domicile, telephone numbers, email addresses, photographs, handwriting, human race, religion, family status, or criminal record; (2) health information such as genetics, medical history or treatment, or medical insurance data; (3) government-issued identification numbers (such as social security number, passport number, driver’s license number); (4) online information such as computer IP address, user names, passwords or PINs, answers to security questions, online identifier, geolocation data, internet or other website activity information; (5) financial information such as financial account numbers, income or other financial information, transaction records, credit report information, applications, loan or claim information; and (6) other information of or relating to an individual that is protected from unauthorized disclosure by Legal Requirements related to data protection and privacy.

(107)	“Personnel” means, with respect to any Person, such Person’s Representatives and Subcontractors.

(108)	“Phase 2 SOW” has the meaning set forth in the Asset Purchase Agreement.

(109)	“Popular” has the meaning set forth in the Preamble.

(110)	“Popular Parties” has the meaning set forth in the Preamble.

(111)	“Popular Services and Products” has the meaning set forth in Section 11.1(b).

(112)	“Procedures Manual” has the meaning set forth in Section 2.14(a).

(113)	“Proprietary Application Information” has the meaning set forth in Section 2.14.

(114)	“Reasonable and Customary Costs” has the meaning set forth in Section 4.5(f).

(115)	“Receiving Party” has the meaning set forth in Section 5.1(a).

(116)

“Recovery Point Objectives” or “RPOs” means the point in time to which data used by an activity is restored to enable the resumption of business functions upon occurrence of an Event. The RPO is expressed backwards in time from the point of disruption and can be specified in increments of time (e.g., minutes, hours, or days).

(117)

“Recovery Time Objectives” or “RTOs” means the maximum amount of time that a system resource can remain unavailable before there is an unacceptable impact on other system resources and business processes.

(118)	“Region” means Puerto Rico, the U.S. Virgin Islands and the British Virgin Islands.

(119)	“Release Event” has the meaning set forth in the Technology Agreement.

(120)	“Released Parties” has the meaning set forth in Section 1.28.

(121)	“Releasing Parties” has the meaning set forth in Section 1.28.

(122)	“Reports” has the meaning set forth in Section 2.5(a).

(123)

“Representative” means with respect to a particular Person, any director, officer, partner, member, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

(124)	“Requested Enhancement” has the meaning set forth in Section 2.7(b).

(125)	“Resolution Forum” has the meaning set forth in Section 1.14.

(126)

“Role-Based Access Controls” means documented controls that require that each individual providing Services be assigned one or more roles, and that each role be granted and limited to specific System and data access and administration privileges permitted for individuals in those roles.

(127)	“September 2010 MSA” has the meaning set forth in the Recitals.

(128)	“Service Addendum” has the meaning set forth in Section 2.1(d).

(129)	“Service Center Review” has the meaning set forth in Section 8.7(a).

(130)	“Service Level Agreement” has the meaning set forth in Section 2.4(a).

(131)	“Service Levels” has the meaning set forth in Section 2.4(a).

(132)	“Services” means the services and functions set forth on Exhibit B.

(133)	“Shortfall Payment” has the meaning set forth in Section 2.2(b).

(134)	“SOC 1” has the meaning set forth in Section 8.7(a).

(135)	“SOC 2” has the meaning set forth in Section 8.7(a).

(136)

“Solvent” with regard to any Person, means that (i) the sum of the assets of such Person, both at a fair valuation and at a present fair salable value, exceeds its liabilities, including contingent, subordinated, unmatured, unliquidated, and disputed liabilities; (ii) such Person has sufficient capital with which to conduct its business; and (iii) such Person has not incurred debts beyond its ability to pay such debts as they mature. For purposes of this definition, “debt” means any liability on a claim, and “claim” means (x) a right to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (y) a right to an equitable remedy for breach of performance to the extent such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured. With respect to any such contingent liabilities, such liabilities shall be computed at the amount which, in light of all the facts and circumstances existing at the time, represents the amount which can reasonably be expected to become an actual or matured liability.

(137)	“SOW” has the meaning set forth in Section 2.1(f).

(138)	“Specifications” has the meaning set forth in Section 2.6(a).

(139)	“SRO” means any domestic or foreign securities, broker-dealer, investment adviser or insurance industry self-regulatory organization.

(140)	“SSAE 18” has the meaning set forth in Section 8.7(a).

(141)	“Subcontractor” has the meaning set forth in Section 1.16(a).

(142)

“Subsidiary” means, with respect to any Person, any corporation, association, partnership, limited liability company or other business entity of which 50% or more of the total voting power or equity interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, representatives or trustees thereof is at the time owned or Controlled, directly or indirectly, by (a) such Person, (b) such Person and one or more Subsidiaries of such Person, or (c) one or more Subsidiaries of such Person.

(143)	“Supplemental Mandatory Enhancements” has the meaning set forth in Section 2.8(d).

(144)	“System” means any hardware, software, technology, applications, network infrastructure and/or combination thereof used to provide or use the Services under this Master Agreement.

(145)	“Technology Agreement” has the meaning set forth in the Recitals.

(146)	“Term” means the Initial Term and any subsequent renewal term that the parties may agree to in an amendment to this Master Agreement.

(147)	“Termination Notice Date” has the meaning set forth in Section 9.5(a).

(148)	“Third Party” means any Person that is not a party to this Master Agreement and is not an Affiliate of any party to this Master Agreement.

(149)

“Transfer” means any direct or indirect sale, assignment, transfer, conveyance, gift, bequest by will or under intestacy laws, pledge, hypothecation or other Encumbrance, or any other disposition, of the stated security (or any interest therein or right thereto, including the issuance of any total return swap or other derivative whose economic value is primarily based upon the value of the stated security) or of all or part of the voting power (other than the granting of a revocable proxy) associated with the stated security (or any interest therein) whatsoever, or any other transfer of beneficial ownership of the stated security, with or without consideration and whether voluntarily or involuntarily (including by operation of law).

(150)	“Transition Assistance” has the meaning set forth in Section 9.5(d).

(151)	“Transition Period” has the meaning set forth in Section 9.5(c).

(152)	“True-Up Calculation Period” has the meaning set forth in Section 2.2(c).

(153)	“Virtusa Work Order” has the meaning set forth in Section 3.10(a)(iii).

1.2 Survival. Provisions relating to limitation of liability, indemnity, payment, transition services and other provisions that by their nature are intended to survive shall survive the termination or expiration of this Master Agreement.

1.3 Relationship between the Parties. The parties hereto are independent contractors, and this Master Agreement will not be construed in any way as establishing a partnership, joint venture, or express or implied agency relationship between or among them.

1.4 Non-Exclusive. Except as otherwise set forth herein or agreed to by the parties in writing, the parties hereto acknowledge that this Master Agreement is not exclusive and nothing contained herein will be construed to create an exclusive relationship between EVERTEC, on the one hand, and COMPANY, BPPR, or any of their respective Subsidiaries, on the other. As such, EVERTEC will not be limited in entering into similar agreements with other Persons to provide the same or similar services.

1.5 Assignment.

(a) Other than a Permitted Assignment pursuant to Section 1.5(b) or (c), this Master Agreement may not be assigned by any party without the prior written consent of the other parties; provided, that any party may assign its rights, duties and obligations under this Master Agreement to its financing sources solely in connection with the granting of a security interest and the enforcement of all rights and remedies that the assigning party has against the other party under this Master Agreement, subject to the claims, defenses and rights, including rights of set off, that such other party may have against the assigning party.

(b) Assignment to Subsidiaries. EVERTEC may assign any of its rights, duties or obligations to a direct or indirect wholly-owned Subsidiary of EVERTEC (an “Assignee Sub”) if (i) such Assignee Sub is identified by EVERTEC to COMPANY and BPPR at least 20 Business Days prior to the consummation of the proposed assignment; (ii) (A) such proposed assignment is legally required in order for EVERTEC to provide to COMPANY, BPPR or their respective Subsidiaries, in the country, state, territory or other jurisdiction in which the Assignee Sub is organized, the specific services to be performed pursuant to the assignment of this Master Agreement, and only (x) to the extent of such legal requirement and (y) if EVERTEC provides a written opinion of qualified counsel that opines that such legal requirement is applicable and is based upon reasonable assumptions with respect to such legal requirement or (B) COMPANY has provided its prior written consent, such consent not to be unreasonably delayed, withheld or conditioned; (iii) such Assignee Sub will be Solvent immediately after and giving effect to such proposed assignment and COMPANY is reasonably satisfied with the terms and conditions of the proposed assignment; (iv) COMPANY is a third-party beneficiary to the assignment agreement, which is in form and substance that is reasonably satisfactory to COMPANY, and which provides that the Assignee Sub’s rights under the assignment agreement will be terminated if the Assignee Sub ceases to be a wholly-owned Subsidiary, directly or indirectly, of EVERTEC and (v) EVERTEC remains fully liable with respect to the performance of all its obligations under this Master Agreement and EVERTEC guarantees the performance of all of the obligations of EVERTEC to COMPANY assumed by Assignee Sub under this Master Agreement, which guarantee provides that, for the avoidance of doubt, after any termination of the proposed assignment, EVERTEC shall continue to be obligated with respect to any obligation undertaken by Assignee Sub prior to such termination.

(c) Assignment to Third Parties. EVERTEC may assign all of its rights, duties and obligations (or those rights, duties and obligations arising after the effectiveness of the assignment) in a transaction with a third-party assignee (an “Asset Acquirer”) if (i) such Asset Acquirer is identified by EVERTEC to COMPANY and BPPR at least 30 Business Days prior to the consummation of the proposed assignment; (ii) such Asset Acquirer (A) acquires at least 90% of the consolidated gross assets (excluding cash) of EVERTEC and its Subsidiaries and (B) assumes at least 90% of the consolidated gross liabilities (excluding Indebtedness) of EVERTEC and its Subsidiaries (including the assignment and assumption of all commercial agreements between EVERTEC or any of its Subsidiaries, on the one hand, and COMPANY, BPPR or any of their respective Subsidiaries, on the other hand) through one legal entity; (iii) neither the Asset Acquirer nor any of its Affiliates is engaged, directly or indirectly, in the banking, securities, insurance or lending business, from which they derive aggregate annual revenues from Puerto Rico in excess of $50 million unless none of them has a physical presence in Puerto Rico that is used to conduct any such business; (iv) the Asset Acquirer will be Solvent immediately after and giving effect to such proposed assignment; and (v) EVERTEC reasonably believes that the Asset Acquirer, after completion of the proposed purchase and assumption transaction, will be capable of providing the Services at the level of service required under this Master Agreement.

(d) Cooperation. EVERTEC shall use its Best Efforts to cooperate with COMPANY and BPPR in evaluating whether any proposed assignment pursuant to this Section 1.5 would be in compliance with the requirements of the provisions contained in this Section 1.5, including the ability of Assignee Sub or Asset Acquirer, as applicable, to comply with the terms of this Master Agreement, including, in each case, by providing any non-confidential information regarding the purposes and plans in connection with such proposed assignment other than information that would create any potential liability under applicable Legal Requirements, violate any confidentiality obligation, or that reasonably would be expected to result in the waiver of any attorney-client privilege.

(e) Notice of Objection. COMPANY or BPPR shall notify EVERTEC in writing within 15 Business Days following receipt of EVERTEC’s notice of the proposed assignment of any objection to any proposed assignment to an Assignee Sub or Asset Acquirer unless EVERTEC has failed to satisfy its obligations pursuant to Section 1.5(d) and COMPANY or BPPR asserts such failure prior to the expiration of the 15 Business Day objection period, in which case such 15 Business Day period shall be tolled until EVERTEC satisfies its obligations pursuant to Section 1.5(d). If BPPR or COMPANY fails to timely object to such proposed assignment (taking into account any tolling of the 15 Business Day objection period), it shall be deemed to have consented to such proposed assignment.

(f) Invalidity of Impermissible Assignments. Any attempted or purported assignment in violation of this Section 1.5 hereof shall be null and void and the assignee’s rights assigned pursuant to any assignment made in compliance with this Section 1.5 will terminate in the event and to the extent of the termination of this Master Agreement.

(g) BPPR Asset Transfer. If BPPR or any of its Subsidiaries transfers, in a single transaction or series of related transactions (including in a merger, business combination, reorganization, or similar transaction (including by operation of law)) 50% or more of BPPR’s consolidated assets in the Region as of the time of transfer, or assets that generate 50% or more of BPPR’s consolidated revenues in the Region for the full twelve-month period ending at the time of transfer, to any Person, then BPPR shall assign (or cause its applicable Subsidiaries to assign) to such Person its rights, duties and obligations under this Master Agreement in respect of the Services provided to the applicable transferors and shall cause such Person to assume its liabilities under this Master Agreement in respect of the Services provided to the applicable transferor. For the avoidance of doubt, no such assignment shall relieve COMPANY, BPPR or any of their respective Subsidiaries of their obligations under this Master Agreement to the extent COMPANY, BPPR or any of their respective Subsidiaries survive any such sale of assets, merger, business combination, reorganization, or similar transaction.

1.6 Binding Effect. This Master Agreement and all the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. The parties hereto intend that this Master Agreement will not benefit or create any right or cause of action in, or on behalf of, any Person other than the parties hereto.

1.7 No Third Party Beneficiaries. Each party intends that this Master Agreement will not benefit, or create any right or cause of action in or on behalf of, any Person other than COMPANY, BPPR, and their respective Subsidiaries, and EVERTEC.

1.8 Entire Agreement. This Master Agreement, the Asset Purchase Agreement, the Technology Agreement and the other Ancillary Agreements (as such term is defined in the Asset Purchase Agreement) contain the entire understanding of all agreements between the parties hereto with respect to the subject matter hereof and supersede any prior agreement or understanding, oral or written, pertaining to any such matters, which other agreements or understandings will be of no force or effect for any purpose. This Master Agreement may not be amended or supplemented in any manner except by mutual agreement of the parties and as set forth in a writing signed by the parties hereto or their respective permitted successors in interest.

1.9 Interpretation.

(a) The general terms and conditions of this Master Agreement and the Exhibits, Addenda, and Schedules made a part hereof from time to time will be interpreted as a single document. However, in the event of a conflict between the general terms and conditions of this Master Agreement and the terms of any Exhibit, Addendum or Schedule hereto, then the terms of the Exhibits, Addenda, and Schedules will prevail and control the interpretation of this Master Agreement with respect to the subject matter of the applicable Exhibits, Addenda, and/or Schedules; provided, however, that the specific provisions of each SOW and other written instructions listed in Schedule 3 to Exhibit B relating to the term and termination of such SOW and other written instructions shall be governed in accordance with Schedule 3 to Exhibit B. Furthermore, in the event of any conflict or inconsistency between this Master Agreement and any other document referenced herein (including the EVERTEC Security Requirements), regarding the interpretation of the terms of this Master Agreement, this Master Agreement together with its Exhibits, Addenda, and Schedules will prevail and control.

(b) For purposes of this Master Agreement: (i) “include”, “includes” or “including” shall be deemed to be followed by “without limitation”; (ii) “hereof”, “herein”, “hereby”, “hereto” and “hereunder” shall refer to this Master Agreement as a whole and not to any particular provision of this Master Agreement; (iii) “extent” in the phrase “to the extent” shall mean the degree to which a subject or other item extends and shall not simply mean “if”; (iv) “dollars” and “$” shall mean United States dollars; (v) the singular includes the plural and vice versa; (vi) reference to a gender includes the other gender; (vii) “any” shall mean “any and all”; (viii) “or” is used in the inclusive sense of “and/or”; (ix) reference to any agreement, document or instrument means such agreement, document or instrument as amended, supplemented, modified and in effect from time to time in accordance with its terms; and (x) reference to any statute or regulation means such statute or regulation as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder.

1.10 Severability. Any term or provision of this Master Agreement which is held by a court of competent jurisdiction or as the result of an arbitration proceeding pursuant to Section 1.14, to be invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Master Agreement or affecting the validity or enforceability of any of the terms or provisions of this Master Agreement in any other jurisdiction; provided that this Section 1.10 shall not apply if such severability would materially and adversely affect the economic benefits of the parties resulting from this Master Agreement. Upon a determination that any term or other provision is invalid, illegal, or unenforceable, the parties hereto shall negotiate in good faith to modify this Master Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that this Master Agreement be consummated as originally contemplated to the greatest extent possible.

1.11 Waiver. The tardiness or failure by any of the parties hereto in exercising any right or privilege pursuant to this Master Agreement will not operate as a waiver thereof, nor will the exercise of any right by any party serve as an obstacle to the exercise of any other rights, powers or privileges, or any portion thereof. The waiver of any breach of any provision under this Master Agreement by any party will not be deemed to be a waiver of any preceding or subsequent breach under this Master Agreement. No such waiver will be effective unless in writing.

1.12 Governing Law. This Master Agreement will be governed by and interpreted in accordance with the laws of the Commonwealth of Puerto Rico applicable to contracts made and entirely to be performed therein, without regard to the place of performance hereunder.

1.13 Trial by Jury. The parties hereby mutually agree that no party, nor any permitted assignee, successor, heir or Representative thereof, will seek a jury trial in any lawsuit, proceeding, counterclaim, or any other litigation procedure based upon or arising out of this Master Agreement, or any related agreement or instrument among the parties. None of the parties will seek to consolidate any such action, in which a jury trial has been waived, with any other action in which a jury trial has not been waived. The provisions of this Section 1.13 have been fully negotiated by the parties. The waiver contained herein is irrevocable, constitutes a knowing and voluntary waiver, and will be subject to no exceptions.

1.14 Dispute Resolution; Arbitration. Except as otherwise provided in writing with respect to EVERTEC’s failure to achieve or maintain a Service Level (as such term is defined below), or except as may otherwise be agreed to in writing among the parties, any dispute, controversy or claim between EVERTEC, on the one hand, and any of the Popular Parties or their respective Subsidiaries, on the other, or against any Representative of one of the parties, related to this Master Agreement, and any dispute or claim related to the relationship or duties contemplated hereunder, including the validity of this Section 1.14 (a “Dispute”) will be resolved in accordance with this Section 1.14. Each party will give written notice (a “Notice of Dispute”) to the others of any Dispute claimed by it within thirty (30) days of learning of the cause of such a Dispute. The Notice of Dispute will include a reasonable description of the basis of the Dispute, including, (i) the specific charge or charges being disputed, (ii) if available and/or applicable, the supporting documentation that is reasonably required for verification of the charge or charges, and (iii) any amounts being withheld. Following delivery of a Notice of Dispute, a Representative of each party will meet and will attempt in good faith to resolve the Dispute. Any Dispute that remains unresolved for more than twenty (20) days after the receipt of a Notice of Dispute shall be referred to designated representatives of the parties hereto who shall negotiate in good faith to resolve such dispute (the “Resolution Forum”). If a Dispute is not resolved in the Resolution Forum, the Dispute shall be submitted to the consideration of a representative from the senior management of EVERTEC who shall be identified in a written notice delivered to the Popular Parties from time to time, the Chief Operating Officer, the Chief Financial Officer or the Chief Information Officer of BPPR and the Chief Operating Officer or the Chief Financial Officer of COMPANY. Any Disputes that may remain unresolved for more than ninety (90) days following the receipt of a Notice of Dispute may be referred to binding arbitration at the request of any party upon written notice to the other. Such arbitration proceeding will be administered by the American Arbitration Association in accordance with the then-current Commercial Arbitration Rules and will be aired in the Commonwealth of Puerto Rico. The arbitration will be governed by the United States Arbitration Act, 9 U.S.C. §§ 1-16 to the exclusion of any provision of state law inconsistent therewith or which would produce a different result. A panel of three neutral arbitrators will determine the Dispute of the parties and render a final award in accordance with the applicable substantive law. If the Dispute is between EVERTEC, on the one hand, and one or both of the Popular Parties and their respective Subsidiaries, on the other hand, each of EVERTEC and the Popular Parties shall select one neutral arbitrator and, unless those parties agree on a third neutral arbitrator, such two arbitrators shall select the third arbitrator (subject to such limitations, if any, mutually agreed by those parties). If the Dispute is between the Popular Parties, then each of the Popular Parties shall select one neutral arbitrator and, unless those parties agree on a third neutral arbitrator, such two arbitrators shall select the third arbitrator (subject to such limitations, if any, mutually agreed by those parties). Strict confidentiality will govern the arbitration proceedings, including all information submitted to the arbitrators and the decision or award entered by the arbitrators. Any court having jurisdiction may enter judgment upon the award rendered by the arbitrators. The terms hereof will not limit any obligation of a party to defend, indemnify or hold harmless another party against court proceedings or other Losses. The procedures specified in this Section 1.14 will be the sole and exclusive procedures for the resolution of Disputes among the parties arising out of or relating to this Master Agreement; provided, however, that a party may request temporary remedies in a court of law to maintain the status quo or to protect goods or property until the arbitration has initiated and the selected arbitrators have had the opportunity to resolve the request for temporary relief. Each party is required to continue to perform its obligations under this Master Agreement pending final resolution of any Dispute arising out of or relating to this Master Agreement, unless to do so would be impossible or impracticable under the circumstances.

1.15 Cumulative Remedies. Except as otherwise expressly provided, all rights and remedies provided for in this Master Agreement will be cumulative and in addition to and not in lieu of any other rights and remedies available to any party at law, in equity or otherwise and will not serve to exclude the exercise of any right or remedy provided by law.

1.16 Subcontracting the Services.

(a) EVERTEC shall provide COMPANY and BPPR with the written notice required below in this Section 1.16(a) prior to outsourcing, delegating or subcontracting the performance of any part of the Services to a Third Party vendor, including any Third Party computer programmers, software developers or Data Center, collocation, hosting or cloud service providers (each, a “Subcontractor”), to the extent such Subcontractor would store, process, transport or otherwise have access to BPPR Data or other Confidential Information or Intellectual Property of COMPANY or BPPR or their respective Subsidiaries (a Subcontractor with such access, including those who perform Data Processing of Personal Data or provide Data Center services, a “Data Subcontractor”), except to the extent such Data Subcontractor is in use by EVERTEC as of the Effective Date. The Data Subcontractors used by EVERTEC as of the Effective Date are listed in Schedule 1.16. For the avoidance of doubt, such information related to EVERTEC’s Data Centers, Data Subcontractors and Subcontractors shall be considered EVERTEC Confidential Information and EVERTEC may otherwise engage Subcontractors who are not Data Subcontractors without the obligation to inform COMPANY or BPPR, as applicable, subject to the terms of this Master Agreement and to applicable Legal Requirements. EVERTEC agrees that, prior to assigning a Data Subcontractor under this Master Agreement: EVERTEC must (i) provide COMPANY and BPPR with at least 180 days’ written notice for Data Subcontractors that will perform Services at a new Data Center and at least 30 days’ written notice for all other Data Subcontractors (or such shorter period as may be necessary to assign a Data Subcontractor in order to remedy an Incident or other similar emergency event); (ii) within 10 days of a request from COMPANY or BPPR, provide COMPANY or BPPR the information described in Section 1.16(c) to evaluate the proposed Data Subcontractor during the applicable notice period provided above; and (iii) comply with the outsourcing policies and procedures set forth in Exhibit F (the “Outsourcing Policy”) and applicable Legal Requirements relating to the outsourcing of services. Without limiting the foregoing, prior to the commencement of any work by any Data Subcontractor, EVERTEC must: (i) perform the necessary due diligence to manage related vendor risks and ensure it only assigns Subcontractors that (A) are qualified industry vendors that EVERTEC reasonably believes to be competent, (B) meet or exceed any requirements as may be required under applicable Legal Requirements and (C) have the requisite skills to perform the subcontracted obligations; (ii) enter into written agreements that bind the Data Subcontractors to data security and confidentiality obligations no less stringent than to those herein; and (iii) monitor its Subcontractor’s performance to ensure it is consistent and compliant with all the requirements of the Outsourcing Policy.

(b) EVERTEC shall monitor its Data Subcontractors’ performance to ensure such performance is consistent and compliant with all the applicable requirements of this Master Agreement and the Outsourcing Policy. Notwithstanding the foregoing, EVERTEC shall remain exclusively and fully responsible and liable towards COMPANY, BPPR, and their respective Subsidiaries for the due performance of such Services, compliance with this Master Agreement, and any gross negligence, fraud or willful misconduct by such Subcontractors (including any Fourth Party) and there shall be no direct relationship whatsoever between COMPANY, BPPR, or their respective Subsidiaries, on the one hand, and such Subcontractors or Fourth Parties, on the other, solely by virtue of this Master Agreement.

(c) Subject to Section 1.16(f), at COMPANY’s or BPPR’s request, upon reasonable advance written notice, EVERTEC will provide COMPANY or BPPR with copies of any documents in EVERTEC’s possession that are related to EVERTEC’s due diligence and risk analysis of its Data Subcontractors; provided, that (i) such requests shall be conducted in such a manner as not to interfere with the normal operations of EVERTEC’s business, (ii) disclosure of such information by EVERTEC shall be subject to, and limited by, applicable Legal Requirements, (iii) EVERTEC may redact from such copies information related solely to EVERTEC or customers other than COMPANY, BPPR or their respective Subsidiaries and (iv) EVERTEC shall not be obligated to provide any information if doing so would reasonably be expected to result in the waiver of any attorney-client or other legal privilege.

(d) EVERTEC represents that its vendor risk management policies and procedures include commercially reasonable audit rights with respect to its Data Subcontractors.

(e) If a Data Subcontractor uses or permits another party (a “Fourth Party”) to store, transport, process otherwise access Personal Data or Confidential Information or Intellectual Property of COMPANY, BPPR, or their respective Subsidiaries, EVERTEC will comply with this Section 1.16 with respect to such Fourth Party, subject to Section 1.16(f).

(f) If there are terms in EVERTEC’s contracts existing as of the Effective Date with its Data Subcontractors that limit EVERTEC’s rights to provide the information requested by COMPANY or BPPR under Section 1.16(c) or (e), EVERTEC will use Best Efforts to obtain the right to provide the requested information but will not be in breach of this Master Agreement to the extent it is unable to do so as a result of such contract terms. If a Data Subcontractor proposes to limit EVERTEC’s rights in this regard in any new contract or contract renewal after the Effective Date, EVERTEC will notify COMPANY and BPPR reasonably in advance of the contract execution date of the issue and use Best Efforts to address any concerns relating to the issue that COMPANY or BPPR may raise with EVERTEC.

1.17 Non-solicitation.

(a) Each party agrees that, during the period commencing on the execution of this Master Agreement and ending upon the one (1) year anniversary of the end of the Transition Period, without the prior written consent of the other party, such party shall not, and it shall cause its Subsidiaries not to, directly or indirectly, (i) induce or encourage any employee of the other party to terminate his or her employment with the other party or (ii) solicit for employment or any similar arrangement any employee of the other party; provided that such party and its Subsidiaries shall not be restricted from (A) accepting referrals for employment made by a placement agency or employment service so long as such placement agency or employment service has not targeted employees of the other party, (B) making any general advertisement not targeted at employees of the other party appearing in a newspaper, magazine, Internet sites or trade publication, (C) soliciting any person who has not been an employee of the other party for at least one hundred eighty (180) days prior to being solicited or hired by such party or its Subsidiaries and whom neither the other party nor any of its Subsidiaries, subject to clauses (A) and (B) of this proviso, have solicited over such 180-day period, or (D) soliciting any person who the other party or its Subsidiaries are permitted to solicit under the Asset Purchase Agreement in accordance with the terms thereof.

(b) Each of COMPANY and BPPR agrees that, during the period commencing on the execution of this Master Agreement and ending upon the one (1) year anniversary of the end of the Transition Period, without the prior written consent of EVERTEC, such party shall not, and it shall cause its Subsidiaries not to, directly or indirectly, hire or assist any other Person in hiring any Restricted Employee; provided that COMPANY, BPPR and their Subsidiaries shall not be restricted from hiring any person who has not been an employee of the other party for at least one hundred eighty (180) days prior to being solicited or hired by such party or its Subsidiaries and whom neither the other party nor any of its Subsidiaries, subject to clauses (A) and (B) of the proviso in clause (a) above, have solicited over such 180-day period. For purposes of this Section 1.17(b), “Restricted Employee” means any employee of the following EVERTEC groups or divisions: Business Solutions division, Payment Services division, Information Technology and Quality and Change Management groups within EVERTEC’s Information Technology and Operations division, and Information Security division (including any functional successor thereto).

(c) EVERTEC agrees that, during the period commencing on the execution of this Master Agreement and ending upon the one (1) year anniversary of the expiration or termination of this Master Agreement, without the prior written consent of COMPANY, EVERTEC shall not, and it shall cause its Affiliates not to, directly or indirectly, hire or assist any other Person in hiring any Restricted Employee; provided that EVERTEC shall not be restricted from hiring any person who has not been an employee COMPANY, BPPR or any of its Affiliates for at least one hundred eighty (180) days prior to being solicited or hired by EVERTEC or its Affiliate and whom neither EVERTEC nor any of its Affiliates, subject to clauses (A) and (B) of the proviso in clause (a) above, have solicited over such 180-day period. For purposes of this Section 1.17(c), “Restricted Employee” means (A) any employee of COMPANY or BPPR’s Digital Banking and Payment Division, Information Technology Division and Cybersecurity Division (including any functional successor thereto); and (B) any former employee of EVERTEC that is hired by COMPANY, BPPR or their Subsidiaries in connection with solicitations permitted under the Asset Purchase Agreement.

1.18 Prohibition on Publicity. Neither EVERTEC nor the Popular Parties (or their respective Subsidiaries) may advertise or promote using the name or description of the other parties or party, respectively, without in each instance the express written consent of EVERTEC or the Popular Parties, as applicable.

1.19 Business Days and Legal Holidays. Except as expressly agreed to otherwise for a particular Service, in the event that any action, payment, or time period, under this Master Agreement is scheduled to occur on or becomes due on a day that is a Legal Holiday, such action, payment or time period will be performed and/or expire, as applicable, on the next Business Day immediately following the Legal Holiday.

1.20 Notices. Except as expressly agreed to otherwise for a particular Service, all notices, requests, demands, consents and other communications given or required to be given under this Master Agreement and under the related documents will be in writing and may be given in any manner described below to the address or number set out below, and shall be deemed effective as follows: (a) if delivered personally to the Person designated below, (b) when the same is actually received, if sent by express overnight courier service, with charges prepaid and return receipt requested, or (c) if sent by email, if notice of nondelivery is not received, (i) at or prior to 5:00 pm local time of the recipient on a Business Day, on that Business Day or (ii) later than 5:00 pm local time of the recipient, on the next succeeding Business Day; provided notices of default, non-renewal or termination must be delivered personally or by courier as provided in Sections 1.20(a) or (b); provided further that all such notices, requests, demands, consents and other communications shall be accompanied by an email notification.

To EVERTEC:

Evertec, Inc.

Cupey Center Building, Road 176, Kilometer 1.3

San Juan, Puerto Rico 00926

Facsimile: 787-766-4585

Email: luis.rodriguez@evertecinc.com

Attention: Luis A. Rodríguez, General Counsel and Executive Vice President of Corporate Development

To the Popular Parties:

Popular, Inc.

PO Box 362708

San Juan, Puerto Rico 00936-2708

Email: legaldivision@popular.com

Attention: Jose R Coleman Tio, Executive Vice President and Chief Legal Officer

Any party hereto may change its address or contact details from time to time by giving notice to that effect as provided in this Master Agreement.

1.21 Incorporation. All Exhibits, Addenda, Schedules, certificates, agreements and other documents attached hereto and to which reference is made herein are incorporated by reference as if fully set forth herein.

1.22 Headings. The headings used in this Master Agreement are inserted for purposes of convenience of reference only and will not limit or define the meaning of any provisions of this Master Agreement.

1.23 Language. This Master Agreement has been executed in the English language and all Exhibits, Addenda, and Schedules to this Master Agreement shall be in English, except that any Addenda in effect prior to the date hereof may be in Spanish.

1.24 Counterparts. This Master Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same instrument. Any signature to this Master Agreement may be delivered by facsimile, electronic mail (including pdf) or any electronic signature complying with the U.S. federal ESIGN Act of 2000 or the New York Electronic Signature and Records Act or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes to the fullest extent permitted by applicable Legal Requirements. For the avoidance of doubt, the foregoing also applies to any amendment, extension or renewal of this Master Agreement and any Addenda, Schedule, SOW or other document to be executed by the parties pursuant hereto or thereto.

1.25 Representations and Warranties. EVERTEC, COMPANY and BPPR each represent and warrant that (i) it has the power and authority to grant the rights and perform the obligations to which it commits herein; (ii) the execution of this Master Agreement by the person representing it will be sufficient to render this Master Agreement binding upon it; (iii) neither its performance hereunder nor the exercise by the other parties of rights granted by the warranting party hereunder will violate any applicable Legal Requirements, or the legal rights of any Third Parties, or the terms of any other agreement to which the warranting party is or becomes a party; and (iv) it has and will maintain an adequate system of internal controls and procedures for financial reporting. Each party is separately responsible for ensuring that its performance and grant of rights do not constitute any such violation during the Term. Each of the foregoing representations and warranties and any other representations and warranties made throughout this Master Agreement will be deemed provided by the parties on the Effective Date hereof and will be continuous in nature throughout the Term.

1.26 Specific Performance. COMPANY and EVERTEC agree that if an act or omission of one of the Popular Parties or any of their respective Subsidiaries, on the one hand, or EVERTEC, on the other hand, results in a breach of Section 1.5 (Assignment), Section 1.17 (Non-solicitation), Section 1.18 (Prohibition on Publicity), Section 1.31 (EVERTEC Change of Control), Section 2.9 (Non-Circumvention Covenants), Section 2.10 (Non-Compete Covenants), Article Five (Confidentiality, Privacy & Data Protection), Article Six (Security, BPPR Data & Records), Article Eight (Regulatory Compliance, Audit & Service Reviews) or Section 9.5 (Transition Assistance), EVERTEC or the Popular Parties, as applicable, will be irreparably damaged, no adequate remedy at law would exist and damages would be difficult to determine, and that EVERTEC or one of the Popular Parties, as applicable, shall be entitled to an injunction or injunctions to prevent such breach, and to specific performance of the terms of the aforementioned Sections and Articles as the case may be, in addition to any other remedy at law or equity, without having to post bond or any financial undertaking. By listing the provisions above the Parties are not intending to limit either Party’s right to seek injunctive relief, specific performance or other equitable remedies under applicable Legal Requirements.

1.27 Limitation of Actions. No action, regardless of form, arising out of any claimed breach of this Master Agreement or the Services provided hereunder, may be brought by any party more than two (2) years after such party has obtained actual knowledge of the cause of action or after the statute of limitations prescribed by Puerto Rico law, whichever is less.

1.28 Release of Existing Claims. Each party hereto, on behalf of itself, its Affiliates and Subsidiaries (and each of their respective Representatives), including any successors and assigns of the foregoing (in such capacity, the “Releasing Parties”), hereby generally, completely and irrevocably releases and discharges each other party hereto and all of such other party’s Affiliates and Subsidiaries (and each of their respective Representatives), including any successors and assigns of the foregoing (in such capacity, the “Released Parties”), of and from any and all claims, demands, debts, liabilities, contracts, obligations, accounts, suits, torts, causes of action, Disputes, or claims for relief of whatever kind or nature (other than Third Party claims) solely to the extent arising out of facts, circumstances or occurrences which were known or reasonably should have been known to the Releasing Parties, both at law and equity, which the Releasing Parties ever had, now has, or may have (including attorneys’ fees and costs incurred) relating to, resulting from or arising out of the Released Parties’ breach of any representations, warranties or covenants under the September 2010 MSA or the April 2010 MSA; provided, that, this Section 1.28 shall not apply with respect to (i) any rights that cannot be waived under applicable Legal Requirements, (ii) the continuation on or after the Effective Date of any act or omission that commenced prior to the Effective Date, to the extent that such continuation of such act or omission following the Effective Date constitutes a breach of any representations, warranties or covenants under this Master Agreement, or (iii) any act or omission that commenced following the Effective Date which results in a breach of any representations, warranties or covenants under this Master Agreement. The Releasing Parties represent and warrant that they are respectively the sole and lawful owners of, and have not assigned or transferred to any Third Party, all rights, title and interest in and to all released matters referred to in this Section 1.28.

1.29 Additional Assurances. The parties covenant and agree that subsequent to the execution and delivery of this Master Agreement and without any additional consideration, each will execute and deliver any further legal instruments and perform any acts that are or may become necessary to effectuate the purposes of this Master Agreement.

1.30 No BPPR Guarantee. The parties acknowledge and agree that notwithstanding anything to the contrary contained in this Master Agreement, BPPR is party to this Master Agreement only to the extent that it receives Services from EVERTEC, and BPPR shall be liable to EVERTEC only for the performance of its (and its Subsidiaries’) duties, obligations and payments under this Master Agreement. BPPR shall not guarantee or otherwise be liable for the performance of any duties, obligations or payments of any of BPPR’s Affiliates (other than BPPR itself and BPPR’s Subsidiaries) or for the performance of any duties, obligations or payments of COMPANY or COMPANY’s Subsidiaries arising under this Master Agreement.

1.31 EVERTEC Change of Control.

(a) EVERTEC Change of Control. COMPANY and BPPR shall have the right, subject to Section 1.31(c), to terminate this Master Agreement up to thirty (30) days following the later of (i) the occurrence of an EVERTEC Change of Control or (ii) the date on which EVERTEC provides COMPANY and BPPR written notice that an EVERTEC Change of Control has occurred or is likely to occur (provided that if EVERTEC has not satisfied its obligations pursuant to

Section 1.31(b) and that COMPANY or BPPR asserts such failure prior to the expiration of the thirty (30)-day period then such thirty (30)-day period shall be tolled until EVERTEC satisfies its obligations under Section 1.31(b) and provided further that if an EVERTEC Change of Control occurs, and EVERTEC fails to provide COMPANY and BPPR written notice thereof within thirty (30) days thereof, then COMPANY and BPPR shall have an unqualified right to terminate this Master Agreement), unless (w) the Person or Group of Persons proposing to engage in such proposed EVERTEC Change of Control transaction (the “Control Acquirer”) is identified to COMPANY by EVERTEC at least thirty (30) Business Days prior to such proposed EVERTEC Change of Control; (x) neither the Control Acquirer nor any of its Affiliates is engaged, directly or indirectly, in the banking, securities, insurance or lending business, from which they derive aggregate annual revenues from Puerto Rico in excess of $50 million unless none of them has a physical presence in Puerto Rico that is used to conduct any such business; (y) EVERTEC (or its successor, as applicable) will be Solvent immediately after and giving effect to such proposed EVERTEC Change of Control; and (z) EVERTEC (or its successor, as applicable), after the proposed EVERTEC Change of Control, will be capable of providing the Services at the level of service that is required under this Master Agreement.

(b) Cooperation. EVERTEC shall use its Best Efforts to cooperate with COMPANY and BPPR in evaluating whether any proposed EVERTEC Change of Control would be in compliance with the requirements of this Section 1.31 including the ability of EVERTEC (or its successor, as applicable) to comply with the terms of this Master Agreement, including, in each case, by providing any non-confidential information regarding the purposes and plans in connection with such proposed EVERTEC Change of Control other than information that would create any potential liability under Legal Requirements, violate any confidentiality obligation, or that reasonably would be expected to result in the waiver of any attorney-client privilege.

(c) Notice of Objection. If EVERTEC provides at least 30 days’ written notice to COMPANY and BPPR prior to an EVERTEC Change of Control, BPPR and/or COMPANY shall notify EVERTEC in writing within 15 Business Days following receipt of EVERTEC’s notice of the proposed EVERTEC Change of Control of any objection to any proposed EVERTEC Change of Control on the basis that it does not satisfy the criteria set forth in clauses (w) through (z) of Section 1.31(a) (unless EVERTEC has failed to satisfy its obligations pursuant to Section 1.31(b) and COMPANY or BPPR asserts such failure prior to the expiration of the 15 Business Day objection period, in which case such 15 Business Day objection period shall be tolled until EVERTEC satisfies its obligations pursuant to Section 1.31(b)). If BPPR or COMPANY fails to timely object to such proposed EVERTEC Change of Control (taking into account any tolling of the 15 Business Day objection period), it shall be deemed to have consented to such proposed EVERTEC Change of Control and waived its right of termination under Section 1.31(a).

ARTICLE TWO– THE SERVICES

2.1 Services.

(a) EVERTEC will provide to COMPANY, BPPR, and their respective Subsidiaries the Services which are listed in Exhibit B, attached hereto, including the additional descriptions of certain of such Services in the document Rate Matrix and Printing & Distribution included as Schedule 1 to Exhibit B.

(b) None of the Services shall be subject to any exclusivity. COMPANY, BPPR, and their respective Subsidiaries may use a Third Party to provide any of the Services and COMPANY, BPPR, and their respective Subsidiaries may perform any of the Services themselves or through their Subsidiaries, irrespective of whether any such Service has been terminated in whole or in part. To the extent there are exclusivity terms included in a Service Addendum or SOW existing as of the Effective Date, those exclusivity terms shall not apply after the Effective Date. To the extent there are minimum commitments or termination fees included in a Service Addendum or SOW as of the Effective Date, those termination fees and minimum commitments shall not apply after the Effective Date other than under the Statement of Work for Amazon Connect ACD and IVR Services dated November 3, 2021, as amended.

(c) If COMPANY or BPPR performs itself, or retains a third party to perform, any services that interface or interact with the Services, or that are or formerly were, part of the Services, EVERTEC will, at COMPANY or BPPR’s cost, cooperate and coordinate with COMPANY and BPPR or such third party as reasonably required for COMPANY and BPPR or the third party to perform such services. EVERTEC’s cooperation and coordination with COMPANY, BPPR and any such third party will include, as applicable: (i) providing reasonable access to the equipment and software used in providing the Services via API or other reasonable method agreed by the parties (subject to any applicable EVERTEC Security Requirements); (ii) providing such reasonable information regarding the operating environment, system constraints and other operating parameters as a person with reasonable commercial skills and expertise would find reasonably necessary for COMPANY and BPPR or the third party to perform its work; (iii) providing access to BPPR Data stored by EVERTEC; and (iv) reasonably cooperating and participating in meetings to identify the causes of incidents and problems and to agree on action plans to resolve them; provided that EVERTEC shall have sole discretion to deny any party from performing programming services on or accessing the source code of applications owned or licensed by EVERTEC. COMPANY or BPPR, as applicable, shall (and shall require any such third party engaged by COMPANY or BPPR to) comply with EVERTEC Security Requirements and with the other applicable terms of this Master Agreement when accessing EVERTEC’s systems in connection with this Section 2.1(c). Subject to Section 4.5, COMPANY or BPPR will reimburse EVERTEC for any Losses incurred by EVERTEC in connection with any unauthorized access or intrusion to EVERTEC’s Systems, or any Disabling Device introduced to EVERTEC’s Systems, as a result of a breach of this Master Agreement, failure to comply with the EVERTEC Security Requirements, gross negligence, fraud or willful misconduct of COMPANY, BPPR or any such third party in connection with its access to EVERTEC’s Systems pursuant to this Section 2.1(c).

(d) If EVERTEC and the Popular Parties, or any of their respective Subsidiaries, agree from time to time upon terms and prices for certain Services, then EVERTEC, on the one hand, and the Popular Parties or any of their appropriate respective Subsidiaries, on the other hand, will execute a separate addendum (each, a “Service Addendum”) setting forth the mutually agreed upon terms and prices for such Services. Each such Service Addendum will be incorporated and, to the extent not incompatible with the terms of such Service Addendum, will be subject to the terms and conditions of this Master Agreement. Nothing herein will be interpreted as imposing an obligation upon EVERTEC to develop new Services, or upon COMPANY, BPPR, or any of their respective Subsidiaries to acquire any additional Services from EVERTEC. The parties agree that regardless of whether a Service is set forth in a Service Addendum or not, the pricing with respect to any and all Services will be set forth in Exhibit B, which will serve as a master list of the Services and corresponding pricing. The parties agree that Exhibit B will be reviewed and updated on an ongoing basis following the Effective Date hereof. Any changes to Exhibit B shall be agreed to by both parties by executing an amended and restated Exhibit B clearly denoting the date any such changes become effective; provided that EVERTEC may amend Exhibit B upon notice to, but without the consent of, the Popular Parties in order to reflect the price adjustments provided in Section 3.1(b), or any change, modification, enhancement or upgrade of the Services permitted pursuant to Section 2.1(b), but for the avoidance of doubt subject to the consent requirements of Sections 2.6 and 2.7.

(e) The Service Addenda set forth in Schedule 2 to Exhibit B are hereby incorporated into this Master Agreement by this reference.

(f) Each Statement of Work (“SOW”) pursuant to which EVERTEC provides Services(s) to COMPANY, BPPR, and/or their respective Subsidiaries as of the date hereof (except for any SOW that relates to a non-recurring definitive project) is set forth in Schedule 3 to Exhibit B and is hereby incorporated into this Master Agreement.

(g) Each SOW to be entered into after the date of this Master Agreement, pursuant to which EVERTEC shall provide Services(s) to COMPANY, BPPR, and/or their respective Subsidiaries after the date hereof shall be set forth in Schedule 4 to Exhibit B and shall be incorporated into this Master Agreement.

2.2 Annual Minimums.

(a) The Popular Parties agree to minimum annual service revenue (the “Annual Minimum”) for all Services under this Master Agreement, payable on a monthly basis in an amount not to exceed the amounts described below (the “Monthly Benchmark”) and subject to adjustment in accordance with this Section 2.2 and pro-ration in the case of any partial months, as follows:

(i) with respect to the period from the Effective Date through September 30, 2025, the Monthly Benchmark shall be $14,166,667 (for clarity, based on an Annual Minimum equal to $170,000,000);

(ii) with respect to the period from October 1, 2025 through September 30, 2026, the Monthly Benchmark shall be $13,750,000 (for clarity, based on an Annual Minimum equal to $165,000,000); and

(iii) with respect to the period from October 1, 2026 through September 30, 2028, the Monthly Benchmark shall be $13,333,333 (for clarity, based on an Annual Minimum equal to $160,000,000).

(b) Shortfall Payments and Cap. If Covered Revenue for a particular month during the periods referenced in Section 2.2(a) is less than the applicable Monthly Benchmark, then EVERTEC will include the amount of such shortfall on the invoice for the relevant month (prorated for partial months during the Initial Term) (a “Shortfall Payment”); provided, however, that Shortfall Payments shall be invoiced solely to the extent that they would not result in the sum of (x) Covered Revenue with respect to the period from January 1 of the calendar year in which the invoice was given through the invoice date and (y) aggregate Shortfall Payments previously invoiced during such period exceeding aggregate Monthly Benchmarks with respect to such period.

(c) True-Up. If the sum of (x) the Covered Revenue plus (y) the aggregate Shortfall Payments made for the period beginning January 1 and ending June 30 or the period beginning July 1 and ending December 31 (each a “True-Up Calculation Period”) exceeds the aggregate Monthly Benchmarks for the True-Up Calculation Period, EVERTEC shall refund to the Popular Parties an amount equal to the sum of the amounts referred to in clauses (x) and (y) of this sentence minus the aggregate Monthly Benchmarks for the True-Up Calculation Period (the “Bi-Annual True-Up”); provided, however, that the Bi-Annual True-Up shall be capped at an amount equal to the aggregate Shortfall Payments made for the applicable True-Up Calculation Period; provided, further, that the Shortfall Payments and Bi-Annual True-Up shall be calculated consistently with the illustrative calculation included as Exhibit H hereto. EVERTEC will deliver its proposed calculation of any Bi-Annual True-Up (including if such amount would equal $0, based on EVERTEC’s proposed calculation) not later than thirty (30) days following the end of each True-Up Calculation Period and will provide the Popular Parties with such supporting information for such calculation as the Popular Parties may reasonably request. The amount of any Bi-Annual True-Up, as calculated by the Popular Parties in good faith taking into account EVERTEC’s proposed calculation, will be applied as a credit against any amounts due to EVERTEC under this Master Agreement; provided, after June 30, 2028, and following any termination of this Master Agreement, the Popular Parties may elect to receive the Bi-Annual True-Up as a cash payment rather than a credit in which case EVERTEC will make such cash payment within thirty (30) days of a request from the Popular Parties. The amount of any Bi-Annual True-Up shall be subject to the fee dispute provisions set forth in this Master Agreement.

(d) Excluded and Imputed Revenue. “Covered Revenue” means, with respect to any period, the sum of all amounts payable to EVERTEC in connection with the Popular Parties’ receipt of Services or purchases from EVERTEC of other products or services under this Master Agreement; provided, however, that Covered Revenue shall be subject to adjustment as follows:

(i) The following amounts will be excluded in the calculation of Covered Revenue (i.e., such amounts will be disregarded in determining whether the Monthly Benchmark is met with respect to any particular month and in determining whether the Annual Minimum has been met):

(1)	any fees that are part of the ATH Network Agreement or the ISO Agreement, as amended from time to time, that are not chargeable as fees in respect of the Services provided hereunder; and

(2)	Covered Revenue shall exclude sales of hardware solely to the extent that such hardware was not purchased by COMPANY or BPPR in connection with the provision or consumption of Services.

(ii) The following amounts will be included in the calculation of Covered Revenue (i.e., such amounts will be deemed to have been paid to EVERTEC in determining whether the Monthly Benchmark is met with respect to any particular month):

(1)

To the extent that the Popular Parties terminate any Service for cause or any Service is not provided (i) for a period of at least two (2) weeks due to a Force Majeure Event or (ii) any breach of this Master Agreement by EVERTEC, Covered Revenue shall be deemed to include the fees that would otherwise have been payable with respect to such Service; provided, that in the case of any Service with volume-based fees, the amount of such fees for purposes of this sentence shall be determined based on the amount of volume-based fees actually charged during the twelve (12) months preceding the date of termination of such Service.

(2)

If EVERTEC is requested to provide, but declines or is unable to provide, any change, modification, enhancement or upgrade of any Service because EVERTEC has a demonstrated lack of capacity or technical expertise to fulfill such request, then Covered Revenue shall be deemed to include any amounts that would have been payable to EVERTEC had EVERTEC agreed to such request, as determined based on (x) the costs and fees payable by COMPANY or BPPR, as applicable, to an independent third party engaged to provide such change, modification, enhancement or upgrade, or (y) if COMPANY or BPPR are unable to engage any such third party, the costs and fees to obtain professional services required to provide such change, modification, enhancement or upgrade (calculated based on programming hours) based on the rates charged by EVERTEC set forth in Exhibit B; provided, that COMPANY or BPPR shall promptly notify EVERTEC of the costs and fees determined in accordance with the foregoing clause (x) or (y), as applicable, and EVERTEC shall have ten (10) days after delivery of such notification to provide COMPANY and BPPR with a written commitment to meet such request (and for the avoidance of doubt, if EVERTEC meets such request, then this paragraph shall not apply and, instead, amounts payable to EVERTEC in respect of such request shall be counted toward Covered Revenue); provided, further, that this paragraph shall not apply in the case of any request that EVERTEC is unable to fulfill on commercially reasonable terms, so long as EVERTEC shall have used Best Efforts to maintain, develop and engage one or more third parties to provide such capacity; provided, further, that this paragraph shall only apply to the extent that (i) the request arises out of the obsolescence of a Service or (ii) the request relates to a Mandatory Enhancement.

(3)

If EVERTEC is requested to provide, but declines or is unable to provide, any new service that is reasonably related to the Services (including transition or conversion services), then Covered Revenue shall be deemed to include any amounts that would been payable to EVERTEC had EVERTEC agreed to such request, as determined based on the methodology described in the foregoing paragraph (2); provided, that in the case of any request by COMPANY or BPPR request for services that are not related to the Services, EVERTEC’s failure to meet such request shall not be a basis for imputing toward Covered Revenue the fees that would have been earned with respect to such services had EVERTEC agreed to such request.

(iii) The Monthly Benchmarks and the Annual Minimum are exclusive of taxes required to be paid by the Popular Parties in accordance with this Master Agreement.

(iv) The amount of any Service Level Agreement Credits will not alter the Monthly Benchmark for any month for purposes of the calculations in this Section 2.2. For the sake of clarity, credits under this Master Agreement, including any ordinary course Service Level Agreement Credits and Bi-Annual True-Ups and the credit delivered at the closing of the transactions contemplated under the Asset Purchase Agreement in accordance with Section 1.7 of the Asset Purchase Agreement, will be counted on a dollar-for-dollar basis toward the Monthly Benchmarks.

2.3 Service Personnel.

(a) EVERTEC agrees that it will (i) assign qualified, adequately trained, and efficient Personnel to the performance of the Services and (ii) cause such Personnel to use their Best Efforts to discharge EVERTEC’s obligations under this Master Agreement in an efficient and timely manner and to exercise reasonable care in performing the Services, subject to the terms, conditions and prices established in the corresponding Service Addendum or Statement of Work.

(b) EVERTEC shall provide reasonable access, if requested by the Popular Parties, to the relevant Personnel.

2.4 Service Level Agreement.

(a) The Services will be rendered in a commercially reasonable manner, in accordance with (i) the performance standards and service levels applicable to the particular Service in question and generally accepted industry practices and procedures used in performing services of a like-kind to the Services, but no less than with the same degree of care and diligence practiced prior to the Effective Date and (ii) unless agreed to otherwise in writing by the parties, the general terms and conditions and performance standards (“Service Levels”) in the Service Level Agreement attached hereto as Exhibit C (together with Schedule 1 to Exhibit C, the “Service Level Agreement”), which is incorporated into this Master Agreement by reference.

(b) Furthermore, the parties agree that EVERTEC’s performance levels and procedures for Services shall, unless otherwise mutually agreed to by the parties, be no less than the performance levels and procedures prior to the Effective Date or, to the extent any such Services were not provided to COMPANY, BPPR, and their respective Subsidiaries prior to the Effective Date, such Services shall be provided at Service Levels that are at least consistent with then prevailing industry standards.

(c) The parties agree that regardless of whether a Service is set forth in a Service Addendum or not, if the Service is subject to Service Levels, such Service Levels will be set forth in Schedule 1 of the Service Level Agreement which will serve as a master list of all Service Levels applicable to the Services COMPANY, BPPR, and their respective Subsidiaries receive hereunder. The parties agree that Schedule 1 will be reviewed and updated on an ongoing basis following the Effective Date. Any changes to the Service Levels set forth in Schedule 1 shall be agreed to by the parties by executing an amended and restated Schedule 1 clearly denoting the date any such changes become effective. The parties agree that they shall negotiate in good faith with respect to any disputes arising from the updating of Schedule 1.

2.5 Reports and Errors.

(a) COMPANY and BPPR will be responsible for reviewing and reconciling, the reports, statements, files, and any notice, correspondence or communication (collectively, the “Reports”) it or its Subsidiaries receives from EVERTEC and each of COMPANY and BPPR agrees to exercise Best Efforts to do so in a commercially reasonable time period taking into account any deadlines imposed by any Legal Requirements.

(b) Each of COMPANY and BPPR shall exercise Best Efforts to detect and inform EVERTEC in writing of any errors and/or discrepancies (“Errors”) in the Reports received from EVERTEC within a commercially reasonable time period taking into account any deadlines imposed by any Legal Requirements.

(c) The notice given by COMPANY or BPPR to EVERTEC shall specify and describe the Errors detected by COMPANY or BPPR, as the case may be, and the parties shall use their respective Best Efforts and cooperate with each other to obtain and/or provide to each other any available information that may be necessary, relevant and/or useful to identify the cause of any Errors and correct and resolve such Errors.

(d) EVERTEC shall exercise Best Efforts to correct, resolve and/or reprocess the Errors reported to EVERTEC by COMPANY or BPPR within a commercially reasonable time period.

(e) Any party may require that any controversy related to or arising under the provisions of this Section 2.5 be processed as a Dispute pursuant to Section 1.14, but in such case the Dispute shall be immediately addressed by each party’s Representative negotiating in good faith without having to comply with the Notice of Dispute and time periods set forth in Section 1.14.

2.6 Specifications for Services.

(a) Based on COMPANY’s and BPPR’s instructions, EVERTEC will establish the processing parameter settings, features and options (collectively, the “Specifications”) for the Services that will apply to COMPANY, BPPR, and their respective Subsidiaries (including all control and verification mechanisms utilized in each processing function related to the Services).

(b) The parties agree that unless otherwise agreed to in writing by the parties, the Specifications will be derived from or in compliance with the respective terms and conditions established or documented by the parties using means such as, but not limited to: (i) electronic systems used to register service requests; (ii) operational manuals of COMPANY, BPPR, or their respective Subsidiaries provided to EVERTEC; (iii) SOWs; (iv) service standard forms provided by COMPANY and/or BPPR to EVERTEC; and (v) any other written instructions that may be provided by COMPANY or BPPR to EVERTEC from time to time; provided, that in the event any Specification is documented by the parties pursuant to clauses (i) – (v) in this Section 2.6(b) and such Specification relates to a recurring Service (as opposed to a definitive project), Exhibit B shall be amended to include such Specification and the corresponding fee agreed to by the parties.

(c) Changes to Specifications:

(i) To the extent a particular Service is provided solely to COMPANY, BPPR, and their respective Subsidiaries (and not to EVERTEC’s other customers), EVERTEC will disclose to COMPANY, and COMPANY will have a reasonable period of time to approve, all Specifications and modifications thereof before their activation in the production environment. If the Specifications or modifications are required by Legal Requirements, and COMPANY does not approve or provide alternative Specifications or modifications to EVERTEC, EVERTEC will not be responsible for any failure of such Service to comply with the applicable Legal Requirements.

(ii) In cases where EVERTEC makes a change to Specifications for Services provided to EVERTEC’s other customers, or in order to comply with this Master Agreement or Legal Requirements applicable to EVERTEC, EVERTEC will provide COMPANY and BPPR with reasonable prior written notice of the change and meet with COMPANY to address any concerns COMPANY may have about the change.

(iii) EVERTEC will perform system processing and provide the Services in accordance with the Specifications.

(d) Should the Specifications call for the use of software owned by or under license to EVERTEC, or should EVERTEC be required to procure hardware, software or other items in order to perform the Services in accordance with the Specifications, (i) COMPANY, BPPR, or one of their respective Subsidiaries may subscribe to a separate license agreement for such software; and/or (ii) without limiting EVERTEC’s responsibilities or liabilities under this Master Agreement, EVERTEC will pass through and assign to COMPANY, BPPR, or one of their respective Subsidiaries all warranties provided by the manufacturer(s) and/or licensor(s) of such items; provided, however that all disclaimers and/or limitations of liabilities relating to such software, hardware or other items will be deemed extended to include EVERTEC.

2.7 Modifications to Services.

(a) Subject to Section 8.2, EVERTEC reserves the right to change, modify, enhance or upgrade the manner in which it renders the Services, at any time, provided, however, that any change, modification, enhancement or upgrade does not adversely affect the functionality of the Services, the fees for such Service or the agreed upon Service Levels, as applicable, and provided that (i) EVERTEC provides written notice of such modification to COMPANY and BPPR at least forty-five (45) days prior to implementation of any such change, modification, enhancement or upgrade, (ii) such notice describes in reasonable detail the change, modification, enhancement or upgrade to be made by such modification and EVERTEC promptly answers any reasonable inquiries of COMPANY, BPPR, or one of their respective Subsidiaries regarding such change, modification, enhancement or upgrade and (iii) neither COMPANY nor BPPR delivers a written notice to EVERTEC prior to such implementation that it reasonably believes that such change, modification, enhancement or upgrade would be likely to adversely affect its or one of its Subsidiaries’ compliance with applicable Legal Requirements.

(b) Any change, modification, enhancement or upgrade requested or required by COMPANY or BPPR that is not a Mandatory Enhancement or a Supplemental Mandatory Enhancement (a “Requested Enhancement”) will require written notice to EVERTEC. Upon receipt of such notice, EVERTEC will exercise Best Efforts to prepare and present to COMPANY or BPPR, as soon as possible, a written estimate of the costs for the Requested Enhancement and any adjustment in fees that may be necessary as a result thereof. EVERTEC’s Best Efforts will take into consideration the business needs of COMPANY, BPPR, and their respective Subsidiaries and any timeframes for implementation related thereto. COMPANY, BPPR, and their respective Subsidiaries may decide that the Requested Enhancement will not be developed by EVERTEC and this Master Agreement will continue in full force in effect under the then current terms and conditions, and COMPANY, BPPR, and their respective Subsidiaries shall, notwithstanding anything to the contrary contained in this Master Agreement but subject to the terms and conditions of the Technology Agreement, be permitted to develop such Requested Enhancement themselves or engage a Third Party, in each case at no cost or expense to EVERTEC. Following the completion of such development, EVERTEC shall, if requested by COMPANY or BPPR, cooperate in good faith and otherwise use its Best Efforts to implement the Requested Enhancement at the then present rates in Exhibit B. If implementation of the Requested Enhancement results in a material increase in costs to EVERTEC as opposed to the provision of the applicable Service without such Requested Enhancement, (i) EVERTEC will provide COMPANY and BPPR with a reasonably detailed explanation of the incremental costs for implementing and operating such Requested Enhancement and (ii) any adjustments to the fees necessary to address such incremental costs shall be agreed among the parties in good faith.

(c) Without limiting the terms in Sections 2.7(a) and (b), if EVERTEC intends to replace any product used to provide the Services under this Master Agreement with an alternate product, EVERTEC will provide COMPANY and BPPR with at least 180 days’ notice of the replacement.

2.8 Mandatory Enhancements.

(a) Subject to Section 8.2 and the remainder of this Section 2.8, EVERTEC will provide changes, modifications, enhancements or upgrades to the Services to ensure that those Services permit COMPANY, BPPR, or their respective Subsidiaries to comply with mandatory changes in COMPANY’s, BPPR’s, or their respective Subsidiaries’ applicable Legal Requirements, including as requested by COMPANY, BPPR or their respective Subsidiaries (the “Mandatory Enhancements”).

(b) EVERTEC shall notify COMPANY and BPPR of its intention to implement a Mandatory Enhancement as soon as practicable following EVERTEC’s becoming aware of such Mandatory Enhancement and, in the 30 days following such notice, shall (i) consult with COMPANY and BPPR, as well as other EVERTEC customers affected by the relevant Mandatory Enhancement, regarding the interpretation of the relevant Legal Requirements as well as the strategy for implementation of the Mandatory Enhancement and (ii) provide an initial estimate of the potential applicable costs. If the Mandatory Enhancement is to be funded or used exclusively by or for COMPANY or BPPR or their Affiliates (an “Exclusive Mandatory Enhancement”), the Mandatory Enhancement will reflect COMPANY and BPPR’s interpretation and requirements for the Mandatory Enhancement. If the Mandatory Enhancement is not an Exclusive Mandatory Enhancement, the design and implementation of the Mandatory Enhancement shall be based on EVERTEC’s reasonable interpretation of any relevant Legal Requirement applicable to EVERTEC (taking into account input from COMPANY and BPPR) and its understanding of the Services affected thereby.

(c) EVERTEC may charge COMPANY or BPPR at the time and material rates set forth in Exhibit B, as applicable, for development hours expended on Mandatory Enhancements for COMPANY, BPPR, or any of their respective Subsidiaries on a prorated basis. The costs will be proportionately allocated among EVERTEC’s affected customers. Any such charges shall be disclosed to COMPANY and BPPR as soon as reasonably possible following the consultations described in Section 2.8(b), including a description of how they are to be calculated and allocated among COMPANY, BPPR, and their appropriate respective Subsidiaries, on the one hand, and EVERTEC’s other affected customers, on the other. If (i) COMPANY, BPPR or any applicable Subsidiary thereof inform EVERTEC in writing that they are not subject to the Legal Requirement that is the subject of a given Mandatory Enhancement within 30 days following EVERTEC’s notice in clause (b) above, or (ii) COMPANY or BPPR elect not to use the Mandatory Enhancement by provision of written notice within 45 days following EVERTEC’s notice in clause (b) above, COMPANY, BPPR, and their appropriate respective Subsidiaries shall not be charged any development fees for such enhancement and EVERTEC may determine, in its sole discretion, to not make such enhancement available to COMPANY, BPPR and their Subsidiaries.

(d) In the event that COMPANY, BPPR, or any of their respective Subsidiaries requests other changes, modifications, enhancements or upgrades to the Services that are different from or in addition to, but requested in connection with, Mandatory Enhancements (the “Supplemental Mandatory Enhancements”), then, provided EVERTEC agrees to make such changes, modifications, enhancements or upgrades (which agreement shall not be unreasonably delayed, withheld or conditioned), COMPANY, BPPR, or any of their respective Subsidiaries that request a Supplemental Mandatory Enhancement shall be charged a development fee at the time and material rates specified in Exhibit B, as applicable.

(e) EVERTEC may charge COMPANY, BPPR, or any of their respective Subsidiaries that request a Supplemental Mandatory Enhancement an ongoing usage fee for any new Service resulting from (i) Mandatory Enhancements (provided that if such Mandatory Enhancements are provided to EVERTEC’s other customers, such charges may be imposed solely to the extent charged to such other customers), or (ii) Supplemental Mandatory Enhancements.

(f) For the avoidance of doubt, COMPANY, BPPR, or any of their respective Subsidiaries can develop themselves or use a Third Party for any Requested Enhancement, Mandatory Enhancement or a Supplemental Mandatory Enhancement; subject to and in accordance with Section 2.1(c).

2.9 Non-Circumvention Covenants.

(a) EVERTEC agrees that it shall not, and shall cause its Affiliates not to, directly initiate or procure any negotiations or contacts with any Client of COMPANY, BPPR, or any of their respective Subsidiaries that are designed or intended to:

(i) induce, cause, or propose to any such Client to terminate any of the accounts and/or any other business relationships such Client may have directly with COMPANY, BPPR, or any of their respective Subsidiaries (including accounts or relationships for which COMPANY, BPPR, or any of their respective Subsidiaries shall have engaged EVERTEC to provide any of the Services), or

(ii) induce, cause, or propose to any Client of COMPANY, BPPR, or any of their respective Subsidiaries to (A) reduce or curtail the amount or type of services or goods that COMPANY, BPPR, or any of their respective Subsidiaries provides or sells to such Client, (B) reduce the amount of business with, prices paid by, or revenue from, a Client or (C) to seek to transfer such accounts and/or business relationships from COMPANY, BPPR, or their respective Subsidiaries to another Person.

(b) The Popular Parties agree that they shall not, nor cause any of their respective Subsidiaries to, directly initiate or procure any negotiations or contacts with any of EVERTEC’s clients to which EVERTEC provides services that are substantially similar to the Services provided to the Popular Parties under this Master Agreement or any service providers of EVERTEC identified on Schedule 2.9 with respect to the application(s) listed for each such service provider in Schedule 2.9 that are designed or intended to:

(i) induce, cause, or propose to any such client or service provider to terminate any of the accounts and/or any other business relationships such client or service provider may have directly with EVERTEC, or

(ii) induce, cause, or propose to any such client or service provider of EVERTEC to (A) reduce or curtail the amount or type of services or goods that EVERTEC provides or sells to such client or receives from such service provider, (B) reduce the amount of business with, prices paid to, or revenue from, a client, (C) reduce the amount of business with, or increase the prices paid to a service provider, or (D) seek to transfer such accounts and/or business relationships from EVERTEC to another Person;

(iii) provided, that the mere fact that COMPANY, BPPR, or one of their respective Subsidiaries shall have engaged EVERTEC to provide any of the Services to its Clients will not cause such Clients to be considered “clients” or “accounts” and/or “business relationships” of EVERTEC for purposes of this Section 2.9.

(c) Nothing in this Section 2.9 shall be interpreted to preclude or prevent either party from (i) distributing marketing materials on its products and services to the general public; (ii) engaging one or more third parties to provide services to such party in connection with a transition or termination of the Services or services provided under other agreements between the parties; or (iii) responding to requests for products and services from the other party’s respective clients or other Persons, but, in the case of EVERTEC, subject to the limitations imposed under Section 2.10(a). In addition, nothing in paragraphs (a) or (b) of this Section 2.9 shall be interpreted to preclude or prevent EVERTEC from entering into any agreement with a Person in the same industry or a similar industry which offers similar products or services as COMPANY (a “Competitor”) pursuant to which such Competitor will provide to its clients any one or more services similar to the Services; provided, however, that EVERTEC in its dealings with such Competitor shall at all times comply with its confidentiality obligations under this Master Agreement. The provision of services pursuant to the ISO Agreement or pursuant to an exception expressly set forth in the ISO Agreement will not be deemed a breach of this provision.

(d) Neither party shall instruct or intentionally procure a third party to take actions that would, if taken by such party directly, violate this Section 2.9.

2.10 Non-Compete Covenants.

(a) Notwithstanding the provisions of Section 2.9, EVERTEC agrees that, without COMPANY’s, or its relevant Subsidiary’s, prior written consent, it shall not offer, provide or market any of the Restricted Payment Processing Services (as defined below) to any of the Strategic Clients (as defined below). With respect to Restricted Payment Processing Services for which COMPANY or its relevant Subsidiaries have provided such written consent, the parties agree that they shall cooperate with each other to provide, offer and market the Restricted Payment Processing Services to Strategic Clients. In the event that BPPR ceases to offer a service included in the definition of “Restricted Payment Processing Services” to a Strategic Client, such service shall no longer be included in the list of Restricted Payment Processing Services with respect to such Strategic Client, and EVERTEC shall be permitted to offer such service to such Strategic Client without any restriction. In the event that BPPR offers any service not provided by EVERTEC that has features and functionalities that are materially similar to those of any service included in the definition of “Restricted Payment Processing Services” to any of its clients, such service shall no longer be included in the list of Restricted Payment Processing Services and EVERTEC shall be permitted to offer such service without any restriction.

(b) For purposes of this Section 2.10(b):

(i) “Restricted Payment Processing Services” means the payment processing services offered by COMPANY, BPPR, or one of their respective Subsidiaries to Clients as of the Effective Date, and that are listed below:

(1)	Multi Merchant Pay

(2)	Call Center Pay

(3)	Kiosk

(4)	Check-Out Payment

(5)	PER/PER WEB

(6)	Lockbox Retail/Wholesale

(7)	Telepago Online

(8)	IVRU

(9)	Payment Station

(10)	Payments on BPPR ATMs

(11)

Any other payment or collection services, other than such services for which BPPR receives, or has been offered and refused to receive, (i) Interchange Fees and (ii) MAB Revenue Sharing, P2B Revenue Sharing (as each such term is defined in the ISO Agreement), or any other revenue sharing arrangement that is no less favorable to BPPR than the terms of the MAB Revenue Sharing and P2B Revenue Sharing (as each such term is defined in the ISO Agreement).

(ii) “Strategic Clients” means the Clients listed in Exhibit D hereto, which shall be subject to the provisions of this Section 2.10 so long as such Clients maintain an account and/or business relationship with COMPANY, BPPR, or one of their respective Subsidiaries. Exhibit D may be amended only with the prior written consent of COMPANY and EVERTEC.

2.11 Equipment and Other Resources.

(a) EVERTEC will retain all right, title or interest in any EVERTEC equipment supplied to COMPANY, BPPR, or any of their respective Subsidiaries as part of the Services (“EVERTEC Equipment”), and no ownership rights in such EVERTEC Equipment will transfer to COMPANY, BPPR, or any of their respective Subsidiaries. COMPANY, BPPR, and their respective Subsidiaries will, as applicable, provide a suitable and secure environment, free from environmental hazards, and electric power for such EVERTEC Equipment located in premises operated or controlled by COMPANY, BPPR, or one of their respective Subsidiaries, and will keep EVERTEC Equipment free from all liens, charges, and encumbrances. COMPANY, BPPR, and their respective Subsidiaries, as applicable, will bear the risk of loss of or damage to EVERTEC Equipment (ordinary wear and tear excepted) from any cause except to the extent caused by EVERTEC or its suppliers. COMPANY, BPPR, and their respective Subsidiaries agree that they will not remove, relocate, modify, or interfere with EVERTEC Equipment, or attach EVERTEC Equipment to non-EVERTEC equipment without prior written authorization from EVERTEC.

(b) Title to and risk of loss of any equipment purchased from EVERTEC will pass to COMPANY, BPPR, or their respective Subsidiaries as of delivery, upon which date EVERTEC will have no further obligations of any kind with respect to such purchased equipment, except as set forth in a document executed by the appropriate parties.

(c) All ownership or leasehold interest in a party’s facilities, and associated equipment used in connection with the Services, will at all times remain with that party.

(d) If any equipment, software or other COMPANY Third Party Intellectual Property or other Intellectual Property of COMPANY, BPPR, or any of their respective Subsidiaries (“COMPANY Resources”) is made available by COMPANY or BPPR to EVERTEC under this Master Agreement: (i) COMPANY, BPPR, or their appropriate respective Subsidiaries, hereby grants EVERTEC a non-transferable and non-exclusive license to use such COMPANY Resources solely in the manner necessary to provide the Services under this Master Agreement, subject to any restrictions and other terms in the BPPR Pass Through Licenses or that otherwise may be provided in this Master Agreement or by COMPANY or BPPR to EVERTEC in writing; and (ii) EVERTEC will not use or access the COMPANY Resources for any purpose other than providing the Services under this Master Agreement.

2.12 Import/Export Control.

(a) The parties acknowledge that equipment, products, software, and technical information (including technical assistance and training) provided under this Master Agreement may be subject to import or export laws, conventions or regulations, and any use or transfer of the equipment, products, software, and technical information must be in compliance with all such laws, conventions and regulations. The parties will not use, distribute, transfer, or transmit the equipment, products, software, or technical information (even if incorporated into other products) except in compliance with such laws, conventions and regulations. If requested by either party, the other party agrees to sign written assurances and other documents as may be required to comply with such laws, conventions and regulations.

(b) In the event any necessary import or export license cannot be obtained within six (6) months after making an application, no party will have further obligations with respect to providing or purchasing and, if applicable, COMPANY, BPPR, or one of their respective Subsidiaries will return the equipment, products, software, or technical information that is the subject matter of the unsuccessful application.

2.13 Contingency Planning.

(a) Each party acknowledges that it is responsible for maintaining in effect at all times during the Term appropriate Business Continuity Plans for their respective Systems, personnel, and operations in compliance with applicable Legal Requirements and Industry Standards.

(b) EVERTEC represents and warrants that it:

(i) has, as of the Effective Date, and shall at all times during the Term maintain updated Business Continuity Plans designed to minimize the risks associated with an Event affecting EVERTEC’s ability to continue to provide the Services in compliance with this Master Agreement;

(ii) will implement its applicable Business Continuity Plans upon the occurrence of an Event; and

(iii) shall resume the affected Services within the Recovery Time Objectives and Recovery Point Objectives established as of the Effective Date, including those provided in Disaster Recovery Services Addendum or other applicable SOWs and Schedules, or as may subsequently be agreed to between the parties for the Services.

(c) EVERTEC may continue using its alternate site in Puerto Rico solely for Services covered by that site as of the Effective Date until the parties agree in an SOW to migrate those Services to another site outside of Puerto Rico. EVERTEC will use alternate sites located outside of Puerto Rico for any additional Services added to the Business Continuity Plan.

(d) The Business Continuity Plans must include a Disaster Recovery Plan and a Disaster Recovery Strategy. Such Business Continuity Plans must address, at a minimum, responsibilities and required skills for Personnel and Third Party service providers; solutions to foreseeable disruptions, including those emanating from cyber threats; escalation thresholds; immediate steps to protect Personnel and customers and minimize damage; prioritization and procedures to recover functions, services, and processes; critical information protection (e.g., physical, electronic, hybrid, and use of off-site storage); logistical arrangements (e.g., housing, transportation, or food) for Personnel at the recovery locations; network equipment, connectivity and communication needs, including entity-owned and personal mobile devices; Personnel at alternate Data Center sites, including arrangements for those permanently located at the alternate Data Center facility; remote access from home; scope and frequency of testing; and resumption of a normalized state for business processes.

(e) EVERTEC will review and, if necessary to reflect changes in the Services and to remain in compliance with the requirements in this Master Agreement, update its Business Continuity Plans at least once each year. Such updates shall (i) take into account any audits and test results, as well as changes to applicable Legal Requirements and Industry Standards; and (ii) not increase RTO or RPO times without BPPR’s prior written consent.

(f) EVERTEC will provide BPPR with a summary of its Business Continuity Plans in effect on the Effective Date and will promptly provide BPPR with an updated summary upon any amendment thereof. Upon request, EVERTEC will also provide BPPR with access to the full Business Continuity Plans for review on-site or via another secure method agreed by the parties. Without BPPR’s prior written consent, EVERTEC will not make any amendments to its Business Continuity Plans that adversely affect BPPR’s rights under this Master Agreement or the Recovery Time Objectives or Recovery Point Objectives agreed to with BPPR.

(g) EVERTEC will test the operability of its Business Continuity Plans, including all Systems and operations that support the Services, in the main and alternate Data Center sites, as well as the integrity of its applicable backup processes, at least once each year. Within thirty (30) days after any Business Continuity Plan tests are conducted, EVERTEC will provide a summary of the results to BPPR; provided that (i) provision of such summary by EVERTEC shall be subject to, and limited by, applicable Legal Requirements, (ii) EVERTEC may redact from such results information relating to EVERTEC’s internal business or to EVERTEC’s other customers (to the extent the information does not also relate to COMPANY or BPPR), and (iii) EVERTEC shall not be obligated to provide any information if doing so would reasonably be expected to result in the waiver of any attorney-client or other legal privilege.

(h) Upon COMPANY’s or BPPR’s reasonable request, EVERTEC shall make available to COMPANY or BPPR one or more Representatives who are knowledgeable about the Business Continuity Plans to respond to questions concerning EVERTEC’s Business Continuity Plans, the manner in which they are tested and the manner in which they would be implemented in an Event. In the event that COMPANY or BPPR determines that applicable Legal Requirements require additional disaster recovery services or modifications to EVERTEC’s existing Business Continuity Plans, EVERTEC agrees to cooperate with COMPANY and BPPR in assuring that its Business Continuity Plans comply with applicable Legal Requirements in accordance with Sections 8.1 and 8.2.

(i) In addition to its own Business Continuity Plans, EVERTEC shall verify that its Data Subcontractors have documented plans providing appropriate terms for the implementation, maintenance and performance of their own business continuity and disaster recovery efforts related to the portion of the Services they provide and use Best Efforts to ensure that such plans are tested at least annually.

(j) If the Services or any portion thereof are affected by an Event, EVERTEC will notify BPPR’s designated authorized representative as soon as practicable (and in any event within the timeframe required in the applicable SOW or Schedule or otherwise agreed with BPPR) after the activation of its Business Continuity Plan(s). If an Event gives rise to a business interruption that renders EVERTEC unable to provide the Services, or a critical portion thereof, and such interruption is expected to remain, or remains, unresolved for longer than the applicable RTO for the relevant Service BPPR may, in addition to other remedies provided in this Master Agreement, procure such Service from a Third Party without penalty, and upon request, EVERTEC will provide its cooperation in the transfer of the related activities and databases to another service provider without cost to BPPR for the duration of such business interruption.

2.14 Procedures Manual.

(a) Subject to Sections 2.14(b), 2.14(c) and 2.14(d), EVERTEC will prepare and maintain a current set of documents that describe how EVERTEC provides, and COMPANY, BPPR and their Subsidiaries receive, the Services provided under this Master Agreement, and how the Services are integrated with COMPANY’s, BPPR’s and their Subsidiaries’ Systems and processes (including escalation procedures and contacts, applicable processing schedules, operations processes and manuals, user guides, applicable Specifications, equipment and software used and knowledge repositories) (collectively, the “Procedures Manual”).

(b) To the extent components of the Procedures Manual do not exist as of the Effective Date, EVERTEC will create them either as a project under an SOW or as part of the Transition Assistance provided under Section 9.5, in each case at COMPANY’s or BPPR’s cost. COMPANY or BPPR may request updates to the Procedures Manual on an annual basis pursuant to an SOW.

(c) EVERTEC will provide COMPANY and BPPR with the Procedures Manual during any applicable Transition Period and otherwise upon request during the Term.

(d) With respect to proprietary EVERTEC applications, EVERTEC will provide information about how COMPANY and BPPR use the products and receive the Services (e.g., configurations, integrations, escalation procedures, and rules specific to COMPANY and BPPR) but will not be required to provide Proprietary Application Information. “Proprietary Application Information” means Confidential Information about EVERTEC’s internal processes and procedures, software code, or other proprietary service delivery materials, in each case as they relate to proprietary EVERTEC applications.

ARTICLE THREE– PAYMENT FOR SERVICES

3.1 Fees.

(a) In consideration for EVERTEC providing COMPANY, BPPR, and their respective Subsidiaries the Services, each of COMPANY and BPPR agrees to pay, or cause one of its respective Subsidiaries to pay, EVERTEC the corresponding fees set forth in Exhibit B, subject to adjustment as set forth in Section 3.1(b). The parties agree that regardless of whether a Service is set forth in a Service Addendum or not, the pricing relative to any and all Services will be set forth in Exhibit B, which will serve as a master list of the Services and corresponding pricing. The parties agree that Exhibit B will be reviewed and updated on an ongoing basis following the Effective Date hereof. Any changes to the fees set forth in Exhibit B (other than the adjustments described in Section 3.1(b)) shall be agreed to by both parties by executing an amended and restated Exhibit B clearly denoting the date any such changes become effective.

(b) The fees set forth in Exhibit B shall be adjusted annually as follows:

(i) on September 30 of each of 2022, 2023, 2024 and 2025, the fees will be adjusted for changes in the CPI in the prior twelve (12) months; provided that the fee adjustment cannot be negative, nor can it exceed one and one half percent (1.5%) per annum; and

(ii) on September 30 of any year thereafter, the fees will be adjusted based on the following formula: any changes in the CPI in the prior twelve (12) months less 2%; provided that the fee adjustment cannot be negative, nor can it exceed two percent (2%) on any given year.

(c) Notwithstanding anything in this Master Agreement to the contrary, (i) fees charged under the ATH Network Agreement shall be subject to CPI adjustments under such agreement and not under Section 3.1(b), it being understood, for clarity, services provided under the ATH Network Agreement shall not be included on Exhibit B, and (ii) no adjustment pursuant to Section 3.1(b) shall apply to fees charged with respect to any Service that has been provided for less than twelve (12) months prior to the applicable annual adjustment under this Master Agreement unless otherwise agreed to in writing.

(d) All fees set forth in Exhibit B or elsewhere in this Master Agreement or an SOW will be reduced by ten percent (10%) from their then current amounts effective October 1, 2025, unless an applicable SOW executed after the Effective Date specifically states that will not be subject to this adjustment. For clarification, the reduced fees will remain subject to the adjustments set forth in Section 3.1(b)(ii) above in subsequent years.

3.2 Terms of Payment. EVERTEC will send an invoice directly to COMPANY, on or before the fifteenth (15th) day of the month following the month in which the Services are rendered, reflecting the fees and other charges to COMPANY, BPPR, and their respective Subsidiaries for the preceding month. COMPANY, BPPR, or one of their respective Subsidiaries, as stated on the invoice, will pay to EVERTEC all undisputed amounts due under this Master Agreement within thirty (30) days from the date of receipt of the invoice, unless otherwise agreed to by the parties for a particular Service in writing. Any undisputed amount due under this Master Agreement that is not paid when due will thereafter bear interest at an annual rate of interest equal to one and a half percent (1.5%), but in no event shall exceed the maximum rate of interest allowed under any Legal Requirement. COMPANY and BPPR agree that, if any properly submitted invoice remains unpaid and undisputed for a period exceeding sixty (60) days, EVERTEC may (i) refuse to provide the Services until such time as all past due amounts are paid in full or (ii) terminate this Master Agreement in accordance with and subject to Section 9.2(a)(ii).

3.3 Services Rendered during Legal Holidays. Unless agreed to otherwise in writing, upon request of COMPANY or BPPR, and provided EVERTEC has available resources to comply therewith, EVERTEC will provide the Services to COMPANY, BPPR, and their respective Subsidiaries during Legal Holidays for the fees set forth in Exhibit B or the corresponding Service Addendum, as applicable.

3.4 Additional Services. If COMPANY, BPPR, or one of their respective Subsidiaries’ fail to perform their respective responsibilities under this Master Agreement, EVERTEC will promptly notify COMPANY and BPPR of the failure. If COMPANY and BPPR do not remediate the failure after receiving such notice, EVERTEC may charge COMPANY and BPPR for out-of-pocket costs EVERTEC is required to incur to perform services over and above the Services listed in Exhibit B of this Master Agreement as a result of COMPANY and BPPR’s failure (e.g., costs for computer and personnel time, equipment, supplies, and other items). EVERTEC will obtain COMPANY or BPPR written approval prior to incurring any such expenses; provided that until such approval is obtained EVERTEC shall not be responsible for performing any of the affected Services.

3.5 Out-of-pocket and Third Party Expenses. With COMPANY’s or BPPR’s prior written approval, additional costs related to delivery and/or collection, telecommunications (other than the telecommunication installation and maintenance services set forth in Exhibit B) or other incidental services, as well as necessary and reasonable services to be provided through EVERTEC by Third Parties, for COMPANY, BPPR, or one of their respective Subsidiaries’ benefit, incurred during the Term and that are not contemplated in any of the established fees, costs, or charges, will be paid by COMPANY, BPPR, or one of their respective Subsidiaries, as applicable, when invoices and related documents are duly presented. All such out-of-pocket or Third Party charges and administration costs related to the Services will be billed by EVERTEC to COMPANY, BPPR, or one of their respective Subsidiaries at an amount equal to cost; provided that to the extent COMPANY, BPPR, or one of their respective Subsidiaries sets forth any limitations on such charges and costs, COMPANY, BPPR, and their respective Subsidiaries shall not be billed for amounts in excess of such limitations.

3.6 Taxes. EVERTEC will be solely responsible for the payment of any income tax, gross receipt tax or municipal license tax related to the fees and charges paid by the Popular Parties under this Master Agreement. If the Popular Parties are required by any Legal Requirements to withhold taxes on the fees and charges paid to EVERTEC, the Popular Parties will deduct such taxes and pay them to the appropriate taxing authority unless EVERTEC provides evidence of an exemption or waiver. The Popular Parties will provide EVERTEC proof of payment of the taxes attributable to the Services rendered under this Master Agreement as provided by applicable Legal Requirements. Notwithstanding the foregoing, the Popular Parties’ failure to withhold any applicable taxes, in whole or in part, will not relieve EVERTEC of its responsibility to pay any such taxes when due. The Popular Parties will be responsible for the payment of sales and use taxes, value added, and any other tax as provided by applicable law or regulation and related to the fees and charges paid to EVERTEC. When applicable, EVERTEC will include such sales and use taxes, or any other applicable tax, as a separate line item on all applicable invoices.

3.7 Disputed Charges; Requests for Information.

(a) Each of COMPANY, BPPR, and their respective Subsidiaries may withhold payment of specific charges within a given invoice that it in good faith disputes or for which it may require additional information from EVERTEC to verify the amounts being charged, provided that COMPANY, BPPR, or such Subsidiary delivers to EVERTEC a written statement on or before the date in which such payment is due, describing in reasonable detail (i) the specific charge or charges being disputed and the basis of the dispute, (ii) if applicable, the supporting documentation that is reasonably required for verification of the charge or charges, and (iii) the amount being withheld.

(b) A charge will be deemed “undisputed” if COMPANY, BPPR, and their respective Subsidiaries do not deliver the aforementioned written statement within the time period provided in this Section 3.7.

(c) Notwithstanding the foregoing, the parties will have the right to review invoices generated hereunder and claim any under charged or over paid amounts. The parties shall make any such claims within one hundred and twenty (120) days following the date of the invoice.

(d) Any Dispute related to the charges or fees payable under this Master Agreement, if not settled by the parties, shall be resolved in accordance with Section 1.14 hereof.

3.8 Supporting Documentation. EVERTEC will maintain, at its sole cost, supporting documentation for the amounts billable to, and payments made by, COMPANY, BPPR, and their respective Subsidiaries hereunder in accordance with its practices prior to the Effective Date and applicable record retention requirements. COMPANY and BPPR will have the right to request supporting documentation of any invoice submitted, paid or disputed, at any time, and EVERTEC agrees to cooperate by providing such the supporting documentation at no cost. For the sake of clarity, invoices may only be disputed during the time period provided in Section 3.7.

3.9 No Right to Set-Off. COMPANY, BPPR, and their respective Subsidiaries shall pay to EVERTEC the full amount of undisputed charges and any disputed charges that are resolved in favor of EVERTEC and other amounts required to be paid by COMPANY, BPPR, and their respective Subsidiaries under this Master Agreement and COMPANY, BPPR, and their respective Subsidiaries shall not set-off, counterclaim or otherwise withhold any amount owed or claimed to be owed to EVERTEC under this Master Agreement on account of any obligation owed by EVERTEC or any of its Subsidiaries, whether or not such obligation has been finally adjudicated, settled or otherwise agreed upon in writing.

3.10 Core API Layer SOW

(a) The parties agree as follows, notwithstanding anything in this Master Agreement to the contrary:

(i) Twenty percent (20%) of all fees otherwise payable to EVERTEC pursuant to the Core API Layer SOW shall be withheld until EVERTEC has delivered 100% of all Core Banking APIs (as defined in the Core API Layer SOW), has completed all database integrations required under the Core API Layer SOW, and has exposed all APIs required to be exposed on the Amazon Web Services environment as required thereunder, and BPPR has received a certification from a mutually agreed third-party regarding the delivery of 100% of all Core Banking APIs (the “Core API Completion”). If the Core API Completion has not occurred on or prior to the Core API Deadline, then (A) thirty five percent (35%) of any fees otherwise payable pursuant to the Core API Layer SOW after the Core API Deadline shall be withheld until the Core API Completion. Any amount withheld by BPPR in accordance with this Section 3.10(a)(i) shall not exceed $500,000 and will be paid by BPPR promptly following the Core API Completion.

(ii) Subject to Section 3.10(c), if the Core API Completion has not occurred on or prior to the Core API Deadline, then BPPR shall be entitled to be paid the following amounts from EVERTEC, each of which amounts shall begin accruing with the month immediately following the month in which the Core API Deadline occurs: (x) fifty thousand dollars ($50,000) for each of the first three (3) months; (y) one hundred thousand dollars ($100,000) for each of fourth (4th) through sixth (6th) months; and (z) one hundred fifty thousand dollars ($150,000) for each month thereafter. Any amount which BPPR is entitled to be paid in accordance with this Section 3.10(a)(ii) will be applied as a credit against any amounts due to EVERTEC under this Master Agreement; provided, that after June 30, 2028, and following any termination of this Master Agreement, BPPR may elect to receive such amount as a cash payment rather than a credit in which case EVERTEC will make such cash payment within thirty (30) days of a request from BPPR.

(iii) 5[Upon completion of the Work Order titled 12/01/2021—POPULAR – EVERTEC CORE API MODERNIZATION – T&M (the “Virtusa Work Order”), the last day of the project schedule prepared by Virtusa Corporation in accordance with the Virtusa Work Order will be the Core API Deadline for purposes of this Master Agreement. Within five (5) Business Days following the completion of the Virtusa Work Order, the parties shall execute and deliver the Core API Layer SOW in the form attached as Exhibit J to the Asset Purchase Agreement. EVERTEC shall begin the implementation of the activities and deliverables contemplated by the Core API Layer SOW within thirty (30) days after the Popular Parties execute and deliver the Core API Layer SOW to EVERTEC. The start date of the Core API Deadline will begin upon the earlier of (A) thirty (30) days after the Popular Parties execute and deliver the Core API Layer SOW or (B) sixty (60) days after the Popular Parties execute and deliver the Core API Layer SOW if EVERTEC extends the execution and delivery of the Core API Layer SOW as provided in the Core API Layer SOW in the form attached as Exhibit J to the Asset Purchase Agreement. Until the Core API Layer SOW has been executed and delivered, the parties shall use their respective Best Efforts to cooperate with each other and Virtusa Corporation with respect to the completion of the Virtusa Work Order and the execution and delivery of the Core API Layer SOW as promptly as practicable following the Effective Date; provided, however, that neither party shall be under any obligation to accept any variation from the terms of the form of Core API Layer SOW attached as Exhibit J to the Asset Purchase Agreement, except that both parties shall be required to accept the fees and the Core API Deadline (each of which shall be as determined by Virtusa Corporation in accordance with the Virtusa Work Order). Notwithstanding the foregoing, if the Virtusa Work Order has not been completed within thirty (30) days following the Effective Date despite the parties’ use of their respective Best Efforts to cause the completion of the Virtusa Work Order, the parties will use Best Efforts to promptly engage on a joint basis a new third party to complete the engagement set forth in the Virtusa Work Order. The parties’ obligations with respect to Virtusa Corporation and the Virtusa Work Order shall apply, mutatis mutandis, with respect to any such third party and its completion of the engagement set forth in the Virtusa Work Order. If Virtusa Corporation is unable to complete the Virtusa Work Order and EVERTEC has used commercially reasonable best

[5]

Note to Draft: Bracketed language would be included only if the Core API Layer SOW has not yet been completed by the closing of the APA. This footnote will be retained in the form of A&R MSA attached to the APA.

efforts to promptly engage on a joint basis with the Popular Parties a new third party to complete the engagement set forth in the Virtusa Work Order, then the Core API Deadline shall be determined by the third party selected in accordance with the foregoing provisions of this Section 3.10(a)(iii); provided, that, if such third party (or any subsequent third party jointly engaged by the parties to complete the engagement set forth in the Virtusa Work Order) has not determined a Core API Deadline by April 30, 2023, then for all purposes under the Master Agreement the Core API Layer Deadline as set forth in the Core API Layer SOW shall be deemed to be December 31, 2025. If Virtusa Corporation is unable to complete the Virtusa Work Order and EVERTEC has not used commercially reasonable best efforts to promptly engage on a joint basis with the Popular Parties a new third party to complete the engagement set forth in the Virtusa Work Order, then for all purposes the Core API Layer Deadline as set forth in the Core API Layer SOW shall be deemed to be June 30, 2025.]

(b) The Popular Parties’ rights under this Section 3.10 are in addition to, and shall in no way limit, the Popular Parties’ termination rights under Section 9.3(d)(i) in connection with a failure to meet the Core API Deadline. In no event shall the Popular Parties’ exercise of its rights under this this Section 3.10 or Section 9.3(d)(i) diminish or waive in any manner Popular Parties’ rights under the Core API Layer SOW or EVERTEC’s obligations thereunder.

(c) [For the avoidance of doubt, the Parties agree that EVERTEC’s obligations under this Section 3.10 and the Popular Parties’ termination rights under Section 9.3(d)(i) in connection with a failure to meet the Core API Deadline shall terminate and expire if the Popular Parties have not signed the Core API Layer SOW by April 30, 2023 so long as EVERTEC has, not less than five (5) Business Days prior to April 30, 2023, executed and delivered to the Popular Parties the Core API Layer SOW in the form attached as Exhibit J to the Asset Purchase Agreement, subject only to the addition of the Core API Deadline and fee schedule determined in accordance with the Virtusa Work Order.]6

3.11 [Phase 2 SOW. Each party shall use commercially reasonable efforts to complete, execute and deliver the Phase 2 SOW as promptly as practicable after the date hereof and in any case within sixty (60) days after the date hereof. All out-of-pocket and internal costs incurred by the parties in connection with the Phase 2 SOW shall be borne fifty percent (50%) by the Popular Parties and fifty percent (50%) by EVERTEC]7

[6]

Note to Draft: Bracketed language would be included only if the Core API Layer SOW has not yet been completed by the closing of the APA. This footnote will be retained in the form of A&R MSA attached to the APA.

[7]	Note to Draft: This language to be included if the Phase 2 SOW has not been executed by the Closing. This footnote will be retained in the form of A&R MSA attached to the APA.

ARTICLE FOUR– DISCLAIMER OF WARRANTIES & LIMITED LIABILITY

4.1 DISCLAIMER OF WARRANTIES. EXCEPT AS EXPLICITLY PROVIDED IN THIS MASTER AGREEMENT (INCLUDING IN ANY SERVICE ADDENDUM OR EXHIBIT):

(a)	THE SERVICES AND ANY EQUIPMENT PROVIDED UNDER THIS MASTER AGREEMENT ARE PROVIDED ON AN “AS IS”, “AS AVAILABLE” BASIS;

(b)

THE PARTIES ACKNOWLEDGE THAT GIVEN THE SERVICES (INCLUDING ANY EQUIPMENT) MAY DEPEND TO SOME EXTENT ON COMPANY, BPPR, AND THEIR RESPECTIVE SUBSIDIARIES’ OWN COMPUTER SYSTEMS, EVERTEC DOES NOT MAKE ANY WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING WARRANTIES OF TITLE, QUIET ENJOYMENT, QUIET POSSESSION, MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE OR NON-INFRINGEMENT.

(c)

EVERTEC DOES NOT MAKE ANY WARRANTIES OF ANY KIND WITH RESPECT TO LOSS OR CORRUPTION OF DATA, LOSS OR DAMAGE TO EQUIPMENT AND/OR SOFTWARE, SYSTEM RESPONSE TIMES, TELECOMMUNICATION LINES OR OTHER COMMUNICATION DEVICES, QUALITY, AVAILABILITY, RELIABILITY, SECURITY ACCESS DELAYS OR ACCESS INTERRUPTIONS, NOR COMPUTER VIRUSES, BUGS OR ERRORS.

(d)

EVERTEC DOES NOT MAKE ANY WARRANTIES THAT THE SERVICES WILL NOT BE INTERRUPTED OR ERROR FREE OR AS TO THE RESULTS THAT MAY BE OBTAINED FROM THE USE OF THE SERVICES AND EVERTEC ASSUMES NO RESPONSIBILITY OR LIABILITY IF TELECOMMUNICATION CARRIERS ARE NOT AVAILABLE AT ANY GIVEN TIME.

(e)

EVERTEC, ITS AFFILIATES, AND THEIR RESPECTIVE REPRESENTATIVES ARE NOT LIABLE, AND EXPRESSLY DISCLAIM ANY LIABILITY FOR THE CONTENT OF ANY DATA OF COMPANY, BPPR, AND THEIR RESPECTIVE SUBSIDIARIES THAT IS TRANSFERRED BY COMPANY, BPPR, AND THEIR RESPECTIVE SUBSIDIARIES TO THE SERVICES PROVIDED BY EVERTEC.

4.2 Reliance on COMPANY Provided Data. In performing the Services, EVERTEC will be entitled to rely upon the data, information, instructions, or Specifications provided by COMPANY, BPPR, and their respective Subsidiaries and, therefore, will not be liable to COMPANY, BPPR, and their respective Subsidiaries in the same accord as set forth herein as a limitation of liability, should EVERTEC perform in accordance with such data, information or instructions received from COMPANY, BPPR, and their respective Subsidiaries. If any error results from incorrect input supplied by COMPANY, BPPR, and their respective Subsidiaries, COMPANY, BPPR, and their appropriate respective Subsidiaries will be responsible for discovering and reporting such error and supplying the data necessary to correct such error to EVERTEC, in which case, EVERTEC will exercise Best Efforts to correct the error at COMPANY, BPPR, and their appropriate respective Subsidiaries’ sole expense.

4.3 Force Majeure.

(a) Subject to Section 4.3(b) below, neither party will be liable under this Master Agreement as a result of any delay or failure in the performance of its obligations (except for payment of money) to the extent such performance is prevented, frustrated, hindered or delayed as a result of an extraordinary event that is beyond the party’s reasonable control, including strikes, shortages, riots, fires, floods, storms, hurricanes, epidemics, pandemics, earthquake, acts of God, hostilities or other similar events or disasters, and actions taken by Governmental Authorities in response thereto (including any quarantine, ‘shelter in place,’ ‘stay at home,’ shut down, closure, sequester or similar Legal Requirement); provided, that the non-performing party is without material fault in causing such delay or failure (a “Force Majeure Event”).

(b) This Section 4.3 exclusion of liability will only apply if, and to the extent, the party experiencing the Force Majeure Event exercises Best Efforts to mitigate and minimize the impact of the event on its obligations and follows its Business Continuity Plan, if applicable. The non-performing party will be excused from performance of the obligations so affected (including any obligations with respect to applicable Service Levels) for as long as such circumstances prevail, and the non-performing party continues to use Best Efforts to recommence performance.

(c) In the event of an occurrence of a Force Majeure Event, the affected party shall give notice of suspension to the other party’s designated authorized representative as soon as reasonably practicable after the activation of the Business Continuity Plan or of becoming aware of such Force Majeure Event, stating the date and extent of such suspension and the cause thereof, and the affected party shall resume the performance of such obligations as soon as reasonably practicable after the removal of such cause. If a Force Majeure Event lasts more than fourteen (14) days, BPPR shall (i) not be required to pay for Services it does not receive; and (ii) be entitled to seek (at BPPR’s own expense) an alternative service provider on a temporary basis with respect to any Service(s) that EVERTEC is unable to provide. EVERTEC shall support such temporary transition. COMPANY and BPPR may terminate any Service upon notice to EVERTEC if EVERTEC is unable to provide the Service for more than 30 days as a result of a Force Majeure Event.

4.4 Systems and/or Services Not Provided by EVERTEC. To the extent COMPANY, BPPR, or their respective Subsidiaries perform any services themselves or use their own software, hardware, communications devices, Internet services, e-mail systems or other systems or, in the alternative, retain Third Parties to provide such services and systems, the parties acknowledge and agree that terms of this Master Agreement will not be deemed to impose on EVERTEC any obligation to obtain from owners of such systems any licenses or agreements that are necessary in order for EVERTEC to interface the Services with such systems. Nor will EVERTEC have any responsibility or liability in connection with such services or systems not provided by EVERTEC. COMPANY, BPPR, or their respective Subsidiaries will be solely responsible for the installation, operation, maintenance, use, and compatibility of such systems and services. In the event that such systems or services impair COMPANY, BPPR, and their respective Subsidiaries’ use of any Services: (a) COMPANY, BPPR, and their respective Subsidiaries will nonetheless be liable for payment for such Services provided by EVERTEC, and (b) any Specifications generally applicable to the Services will not apply to the extent they are affected by such impairment.

4.5 LIMITATION OF LIABILITY.

(a) EXCEPT FOR WILLFUL MISCONDUCT OR GROSS NEGLIGENCE, EVERTEC AND ITS SUBSIDIARIES SHALL NOT BE LIABLE TO COMPANY, BPPR, OR ANY OF THEIR RESPECTIVE AFFILIATES PURSUANT TO THIS MASTER AGREEMENT FOR (1) ANY SPECIAL, EXEMPLARY, PUNITIVE, CONSEQUENTIAL, REMOTE OR SPECULATIVE DAMAGES OR LOSSES, INCLUDING LOSS OF PROFITS OR ANTICIPATED PROFITS, OR ROYALTIES, INCLUDING ANY SUCH DAMAGES OR LOSSES THAT ARISE IN CONNECTION WITH ANY LOST DATA, OR (2) ANY OTHER BUSINESS OR OTHER ECONOMIC LOSS ARISING FROM OR RELATED TO ANY EQUIPMENT OR SOFTWARE OR ANY SERVICES, INCIDENTAL OR OTHERWISE, PROVIDED BY THIRD PARTIES (EXCEPT THOSE SERVICES PROVIDED BY A CONTRACTOR OR A SUBCONTRACTOR OF EVERTEC UNDER SECTION 1.16), OR (3) ANY THIRD PARTY CLAIM (EXCEPT AS OTHERWISE PROVIDED IN ARTICLE SEVEN, ARTICLE TEN, OR ANY OTHER INDEMNIFICATION OBLIGATIONS IN THIS MASTER AGREEMENT), IN EACH CASE (I) WHETHER FOR, AMONG OTHER THINGS, SUCH PARTY’S NEGLIGENCE OR MISCONDUCT, BREACH OF WARRANTY OR ANY OBLIGATION ARISING THEREFROM; (II) WHETHER LIABILITY IS ASSERTED IN, AMONG OTHER THINGS, CONTRACT OR TORT (INCLUDING NEGLIGENCE AND STRICT PRODUCT LIABILITY); (III) WHETHER OR NOT FORESEEABLE; AND (IV) WHETHER OR NOT SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF ANY SUCH LOSS OR DAMAGE.

(b) EXCEPT FOR WILLFUL MISCONDUCT OR GROSS NEGLIGENCE, COMPANY, BPPR, AND THEIR RESPECTIVE SUBSIDIARIES SHALL NOT BE LIABLE TO EVERTEC OR ITS AFFILIATES PURSUANT TO THIS MASTER AGREEMENT FOR (1) ANY SPECIAL, EXEMPLARY, PUNITIVE, CONSEQUENTIAL, REMOTE OR SPECULATIVE DAMAGES OR LOSSES, INCLUDING LOSS OF PROFITS OR ANTICIPATED PROFITS, OR ROYALTIES, INCLUDING ANY SUCH DAMAGES OR LOSSES THAT ARISE IN CONNECTION WITH ANY LOST DATA; (2) ANY OTHER BUSINESS OR OTHER ECONOMIC LOSS, IN EACH CASE, ARISING FROM OR RELATED TO ANY EQUIPMENT OR SOFTWARE NOT PROVIDED BY COMPANY, BPPR, OR THEIR RESPECTIVE SUBSIDIARIES, OR ANY SERVICES, INCIDENTAL OR OTHERWISE, PROVIDED BY THIRD PARTIES (EXCEPT THOSE SERVICES PROVIDED BY A CONTRACTOR OR SUBCONTRACTOR OF COMPANY, BPPR OR THEIR SUBSIDIARIES), OR (3) ANY THIRD PARTY CLAIM (EXCEPT AS OTHERWISE PROVIDED IN ARTICLE TEN OR ANY OTHER INDEMNIFICATION OBLIGATIONS IN THIS MASTER AGREEMENT), IN EACH CASE, (I) WHETHER FOR, AMONG OTHER THINGS, SUCH PARTY’S NEGLIGENCE OR MISCONDUCT, BREACH OF WARRANTY OR ANY OBLIGATION ARISING THEREFROM; (II) WHETHER LIABILITY IS ASSERTED IN, AMONG OTHER THINGS, CONTRACT OR TORT (INCLUDING NEGLIGENCE AND STRICT PRODUCT LIABILITY); (III) WHETHER OR NOT FORESEEABLE; AND (IV) WHETHER OR NOT SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF ANY SUCH LOSS OR DAMAGE.

(c) EXCEPT FOR WILLFUL MISCONDUCT OR GROSS NEGLIGENCE OR TO THE EXTENT OTHERWISE PROVIDED UNDER ANY APPLICABLE LEGAL REQUIREMENTS, EACH PARTY’S LIMIT OF LIABILITY UNDER THIS MASTER AGREEMENT WILL BE AN AGGREGATE ANNUAL LIMIT EQUAL TO THE AMOUNT OF PAYMENTS MADE TO EVERTEC BY COMPANY, BPPR, AND THEIR RESPECTIVE SUBSIDIARIES FOR THE SERVICE FOR WHICH THE LIABILITY RELATES DURING THE TWELVE MONTHS PRIOR TO THE ACT, OMISSION OR EVENT THAT GIVES RISE TO THE CLAIM FOR LIABILITY (THE “GENERAL LIABILITY CAP”). NOTWITHSTANDING THE FOREGOING, FOR (X) LOSSES RELATED TO BREACHES OF CONFIDENTIALITY, PRIVACY AND DATA PROTECTION OBLIGATIONS UNDER THIS MASTER AGREEMENT AND THE ATH NETWORK AGREEMENT AND (Y) BPPR DATA BREACH COSTS (AS DEFINED IN THE ISO AGREEMENT), EACH PARTY’S LIMIT OF LIABILITY WILL BE AN AGGREGATE ANNUAL LIMIT EQUAL TO THE GREATER OF (I) THE APPLICABLE GENERAL LIABILITY CAP MULTIPLIED BY FIVE, AND (II) $50,000,000 (AS APPLICABLE, THE “DATA CAP”).

(d) NOTHING IN THIS MASTER AGREEMENT SHALL EXCLUDE OR LIMIT EITHER PARTY’S LIABILITY: (I) FOR DEATH OR PERSONAL INJURY CAUSED BY SUCH PARTY’S NEGLIGENCE; OR (II) FOR INDEMNIFICATION OBLIGATIONS FOR CLAIMS OF INTELLECTUAL PROPERTY INFRINGEMENT PURSUANT TO ARTICLE SEVEN OF THIS MASTER AGREEMENT EXCEPT TO THE EXTENT SUCH A CLAIM ARISES DUE TO ACTS OR OMISSIONS OF A THIRD PARTY UNDER AN EVERTEC PASS THROUGH LICENSE, IN WHICH CASE EVERTEC’S LIABILITY TO BPPR OR COMPANY OR ANY OF THEIR RESPECTIVE AFFILIATES SHALL NOT EXCEED THE AMOUNTS ALLOCATED TO COMPANY AND BPPR PURSUANT TO SECTION 7.4(C).

(e) EACH PARTY AGREES THAT (1) AMOUNTS PAID IN CONNECTION WITH THE DEFENSE OF THIRD PARTY CLAIMS, (2) AMOUNTS PAYABLE TO A THIRD PARTY PURSUANT TO COURT ORDER OR A SETTLEMENT ENTERED INTO IN ACCORDANCE WITH THE PROVISIONS OF THIS MASTER AGREEMENT; AND (3) FINES OR PENALTIES PAID TO A GOVERNMENTAL AUTHORITY, IN EACH CASE, IN CONNECTION WITH INDEMNIFICATION OBLIGATIONS WITH RESPECT TO THIRD PARTY CLAIMS UNDER ARTICLES SEVEN AND TEN ARE DEEMED TO BE DIRECT DAMAGES AND ARE NOT SUBJECT TO THE EXCLUSIONS IN SECTIONS 4.5(A) AND 4.5(B).

(f) NOTWITHSTANDING ANY OTHER PROVISION OF THIS MASTER AGREEMENT, EVERTEC SHALL BE RESPONSIBLE FOR ALL REASONABLE AND CUSTOMARY OUT OF POCKET COSTS AND EXPENSES INCURRED BY COMPANY AND BPPR AND THEIR RESPECTIVE SUBSIDIARIES ARISING OUT OF OR IN CONNECTION WITH ANY BREACH OF THE CONFIDENTIALITY OR PRIVACY OR DATA PROTECTION PROVISIONS OF THIS MASTER AGREEMENT, OR CAUSED BY EVERTEC’S FRAUD, WILLFUL MISCONDUCT OR GROSS NEGLIGENCE (“REASONABLE AND CUSTOMARY COSTS”); PROVIDED THAT SUCH COSTS SHALL BE SUBJECT TO THE DATA CAP AS SET FORTH IN SECTION 4.5(C) ABOVE. REASONABLE AND CUSTOMARY COSTS MAY INCLUDE THE FOLLOWING COSTS AND EXPENSES ASSOCIATED WITH ADDRESSING AND RESPONDING TO AN INCIDENT AND EACH SHALL BE TREATED AS DIRECT DAMAGES UNDER THIS SECTION 4.5: (I) PREPARATION AND MAILING OR OTHER TRANSMISSION OF

NOTIFICATIONS TO AFFECTED INDIVIDUALS; (II) PREPARATION AND MAILING OR OTHER TRANSMISSION OF ANY OTHER COMMUNICATIONS TO CUSTOMERS, AGENTS, REGULATORS, LAW ENFORCEMENT AGENCIES OR OTHERS; (III) ESTABLISHMENT OF A CALL CENTER OR OTHER COMMUNICATIONS PROCEDURES IN RESPONSE TO SUCH VIOLATION (E.G., CUSTOMER SERVICE FAQS, TALKING POINTS AND TRAINING); (IV) COMMERCIALLY REASONABLE PUBLIC RELATIONS AND OTHER SIMILAR CRISIS MANAGEMENT SERVICES; (V) REASONABLE LEGAL AND ACCOUNTING FEES AND EXPENSES ASSOCIATED WITH INVESTIGATION OF AND RESPONSE TO SUCH EVENT; (VI) COSTS FOR COMMERCIALLY REASONABLE CREDIT REPORTING, CREDIT MONITORING, IDENTITY PROTECTION OR OTHER SIMILAR PRODUCTS AND SERVICES; (VII) CONDUCTING FORENSIC REVIEWS TO IDENTIFY THE CAUSE AND IMPACT OF THE INCIDENT, TO THE EXTENT COMPANY OR BPPR IS PERMITTED TO DO SO UNDER THIS MASTER AGREEMENT; (VIII) ADDITIONAL COMPUTER PROGRAMMING REQUIRED TO IDENTIFY OR PROTECT AFFECTED INDIVIDUALS OR OTHERWISE AS A RESULT OF THE INCIDENT; (IX) REMEDIATION ACTIVITIES REQUIRED BY A GOVERNMENTAL OR REGULATORY AUTHORITY; (X) CHARGES AND FINES ASSESSED OR IMPOSED BY PAYMENT CARD COMPANIES, INCLUDING UPON THE DATA SUBJECTS WHOSE PERSONAL INFORMATION WAS COMPROMISED AS A RESULT OF THE BREACH; (XI) GOVERNMENT FINES OR PENALTIES IMPOSED BY A GOVERNMENTAL OR REGULATORY AUTHORITY.

(g) Each party hereby waives any claim that this Section 4.5 deprives it of an adequate remedy or cause this Master Agreement to fail of its essential purpose.

ARTICLE FIVE– CONFIDENTIALITY, PRIVACY & DATA PROTECTION

5.1 Confidential Information.

(a) The parties acknowledge that in the course of their dealings each may receive (the “Receiving Party”) Confidential Information of the other party (the “Disclosing Party”). As such, the parties are willing to share such Confidential Information provided that the Receiving Party protects the Confidential Information of the Disclosing Party pursuant to the terms of this Master Agreement, and the Disclosing Party will remain the proprietor of the Confidential Information and any derivative thereof.

(b) Confidential Information (other than Intellectual Property and Personal Data, which will always be deemed to be Confidential Information) will not include information that the Receiving Party can reasonably demonstrate:

(1)

is or becomes generally available to the public without breach of any obligation of confidentiality under this Master Agreement or any confidentiality agreement that the Receiving Party may have with a Third Party;

(2)	was already known to or was rightfully in the possession of the Receiving Party on a non-confidential basis prior to its disclosure by the Disclosing Party;

(3)	becomes available to the Receiving Party from a Third Party, provided that such Third Party is not subject to an obligation of confidentiality with the Disclosing Party;

(4)	is independently developed by the Receiving Party without reference to or reliance upon the Confidential Information of the other Party;

(5)	is approved in writing by the Disclosing Party for disclosure; or

(6)

is required to be disclosed by applicable Legal Requirements or by an applicable Governmental Authority, but only to the extent so required and solely for such purpose, and the Receiving Party shall otherwise remain obligated to treat such information as Confidential Information pursuant to this Article Five.

(c) In any dispute with respect to these exclusions, the burden of proving that information is not Confidential Information will be on the party making such assertion.

5.2 Protection of Confidential Information.

(a) The Receiving Party agrees to protect and hold all Confidential Information in strict confidence and protect all Confidential Information from unauthorized and/or inadvertent access, use, destruction or disclosure in full compliance with this Master Agreement and all applicable Legal Requirements and Industry Standards, including by implementing, maintaining and enforcing appropriate data and Systems security.

(b) Unless in receipt of a specific written exemption from the Disclosing Party or required by applicable Legal Requirements, the Receiving Party will not:

(1)

use, reproduce, disseminate, modify, retain, disclose or perform Data Processing of any of the Confidential Information for any purpose other than to perform its obligations under this Master Agreement for which the Confidential Information is being disclosed, or for such Receiving Party’s internal recordkeeping purposes;

(2)	reverse engineer, sell or market any Confidential Information;

(3)	receive and maintain the Confidential Information without implementing reasonable internal controls and procedures to safeguard the security and confidentiality of such information;

(4)

disclose any of the Confidential Information other than to its Representatives who: (i) have a reasonable need-to-know in order to discharge their obligations under this Master Agreement, (ii) have confidentiality agreements substantially similar to those herein or owe a duty of confidentiality to the Receiving Party that survive the Representatives’ engagement, (iii) have received appropriate notice and training regarding the Confidential Information and the Data Protection Measures, and (iv) have not been indicted and/or convicted of fraud, theft, larceny, embezzlement, any other financial or cybercrime or a crime involving moral turpitude; or

(5)	remove any proprietary rights or confidentiality legend from the Confidential Information.

(c) The prohibition against the disclosure of Confidential Information includes disclosing the substance of the negotiations of this Master Agreement and the existence and/or the terms and conditions thereof, as well as the fact that any similarity exists between the Confidential Information and information independently developed by another Person or entity, and the parties understand that such similarity does not excuse it from abiding by its covenants or other obligations under this Master Agreement.

(d) The Receiving Party will be fully liable for the acts and omissions of its Representatives to whom it discloses the Confidential Information.

5.3 Security of Personal Data.

(a) To effect the purposes of this Master Agreement, COMPANY, BPPR, or one of their respective Subsidiaries may from time to time provide EVERTEC with Personal Data in order for EVERTEC to provide the Services. EVERTEC shall comply with all Legal Requirements (including Legal Requirements regarding the protection, privacy and confidentiality of Personal Data) applicable to EVERTEC’s use, storage and other processing (including Data Processing) of Personal Data.

(b) EVERTEC agrees to take commercially reasonable actions in accordance with applicable Industry Standards to protect the confidentiality, integrity, availability and resilience of its Systems and to ensure that availability of and access to Personal Data can be restored in a timely manner after an Incident. EVERTEC’s responsibilities in this regard include regularly assessing and evaluating, in accordance with applicable Industry Standards and Legal Requirements, the effectiveness of the technical and organizational measures adopted by it. In furtherance thereof, EVERTEC shall be responsible for establishing, maintaining and implementing a Data Protection Program.

(c) In furtherance, and not in limitation, of its other obligations under this Master Agreement, and to maintain the protection and privacy of the Personal Data, EVERTEC shall: (i) not disclose any Personal Data to any Third Party other than Data Subcontractors appointed pursuant to Section 1.16; (ii) limit access to the Personal Data to its employees, Representatives and Data Subcontractors who have a need-to-know such Personal Data after adequately informing such Persons of the confidential nature of the Personal Data and in each case subject to appropriate Role-Based Access Controls (which controls (A) will be based on least privilege access principles; (B) EVERTEC will document and provide to COMPANY; (C) will be subject to COMPANY approval if they relate to access to BPPR Infrastructure; and (D) will give COMPANY approval rights over individual authorizations if they relate to access to BPPR Infrastructure); (iii) use the Personal Data only for purposes of carrying out its obligations hereunder; (iv) give prompt notification to BPPR or COMPANY, as applicable, of any unauthorized or inadvertent actual or reasonably suspected disclosure of Personal Data or of actual or reasonably suspected breaches involving the disclosure of Personal Data, as provided in Section 5.3(e); (v) upon request of COMPANY, BPPR, or one of their respective Subsidiaries promptly return or destroy all Personal Data, including all copies thereof except for copies necessary to comply with applicable Legal Requirements and records retention, including the requirements in Section 6.4 (provided that following completion of such request EVERTEC shall not be required to provide any Services that require the use of such Personal Data); and (vi) implement all reasonable security measures in accordance with applicable Industry Standards designed to (a) ensure the security, integrity and confidentiality of Personal Data, (b) protect against any anticipated threats or hazards to the security or integrity of Personal Data, and (c) protect against unauthorized access to or use of Personal Data.

(d) Data Protection Program.

(i) EVERTEC acknowledges that EVERTEC and the Popular Parties are subject to Legal Requirements and other guidelines regarding the implementation of security measures to safeguard the security and privacy of Personal Data.

(ii) Without limiting Section 5.2, EVERTEC represents and warrants to COMPANY, BPPR, and their respective Subsidiaries that it has in place, and hereby undertakes to, at all times during the Term, maintain and implement the following in accordance with Industry Standards (the “Data Protection Measures”): (A) a Data Protection Program that includes administrative, technical and physical safeguards to protect the security, privacy, confidentiality, availability and integrity of Personal Data in accordance with applicable Legal Requirements and Industry Standards; (B) an Incident Response Program that provides for the Breach Notification Procedures set forth in Section 5.3(e) below; and (C) a vulnerability monitoring and patching program.

(iii) With respect to all Services that EVERTEC provides within BPPR Infrastructure, such Data Protection Measures shall also satisfy, at a minimum, the Minimum Data Safeguards set forth in Exhibit G. With respect to all Services that EVERTEC provides outside BPPR Infrastructure, such Data Protection Measures shall also satisfy, at a minimum, the EVERTEC Measures. EVERTEC represents and warrants that it (A) has made available to COMPANY and BPPR via on-site review or other secure means of transmission its Data Protection Program, Incident Response Program and descriptions of its other Data Protection Measures (collectively, the “EVERTEC Measures”); (B) will comply with these programs and measures and (C) will upon request provide the same for review on-site or via other secure method agreed by the parties.

(iv) EVERTEC shall not make any changes to its Data Protection Program, Incident Response Program or other Data Protection Measures in any manner that would degrade or weaken the controls thereunder, or that would otherwise have an adverse effect on the protections provided to BPPR Data, without the prior written consent of COMPANY or BPPR.

(e) Incident Response Program.

(i) Without limiting Section 5.2(a), EVERTEC represents and warrants to COMPANY and BPPR that it has implemented, and hereby undertakes to maintain and update, a comprehensive response program that includes processes and procedures (including notification procedures to Affected Persons) designed to address incidents of unauthorized access involving Personal Data in accordance with applicable Legal Requirements and Industry Standards.

(ii) If EVERTEC becomes aware of an Incident, to the extent it is not prohibited by applicable Legal Requirements, EVERTEC agrees to:

(1)

notify COMPANY and BPPR as soon as practicable, and in any event within twenty-four (24) hours, following EVERTEC’s becoming aware of an Incident. The initial notification must be made to the BPPR Chief Information Security Officer, and must include based on then-available information: (i) the available facts; (ii) the status and results of the investigation including identifying the sources and underlying causes of the Incident; (iii) the estimated effects on COMPANY, BPPR, BPPR Data and the Services; (iv) the steps already taken to mitigate, remedy and contain the Incident; (v) if applicable, the potential number of affected customers, consumers, and/or employees affected (collectively “Affected Persons”); and (vi) the name and contact information of EVERTEC’s representative who will serve as COMPANY’s and BPPR’s primary contact;

(2)	provide COMPANY and BPPR with prompt updates to any information referenced in clause (1) above;

(3)

take all reasonable steps, at EVERTEC’s sole cost and expense (unless such Incident was caused by COMPANY, BPPR, any of their subsidiaries or any contractor or subcontractor thereof), in accordance with its Data Protection Program and Incident Response Program to immediately mitigate and/or remedy, at EVERTEC’s expense, such Incident and contain its further occurrence;

(4)

if the Incident was caused by EVERTEC’s or its Representative’s breach of this Master Agreement or gross negligence, fraud or willful misconduct, recover and reconstruct BPPR Data lost or compromised in the Incident; provided that costs incurred in connection with such recovery and reconstruction shall be subject to the Data Cap;

(5)

reasonably coordinate and cooperate with COMPANY and BPPR representatives in any required investigation and provide periodic updates regarding the Incident, including: (i) providing access to the affected facilities and affected operations as necessary for the Popular Parties or their auditors to conduct investigations required to be conducted by the Popular Parties by Legal Requirements (provided that subject to Section 4.5 COMPANY or BPPR, as applicable, shall reimburse EVERTEC for any Losses incurred by EVERTEC in connection with any unauthorized access or intrusion to EVERTEC’s Systems, or any Disabling Device introduced to EVERTEC’s Systems, as a result of a breach of this Master Agreement, failure to comply with applicable EVERTEC Security Requirements, gross negligence, fraud or willful misconduct of COMPANY or BPPR in connection with its access to EVERTEC’s Systems pursuant to this Section 5.2(e)(ii)(5); (ii) facilitating interviews with EVERTEC’s Personnel with knowledge of the Incident; and (iii) making available all relevant records, logs, files, data reporting, forensics or audit reports and other materials required by COMPANY or BPPR to allow COMPANY and BPPR to comply with applicable Legal Requirements, provided that EVERTEC will not be required to provide COMPANY or BPPR with information belonging to, or compromising the security of, EVERTEC or its other customers;

(6)

provide reasonable cooperation with COMPANY and BPPR in any litigation, Governmental Authority inquiries, or other Third Party action arising out of or resulting from the Incident and deemed necessary by COMPANY or BPPR to protect the BPPR Data and comply with applicable Legal Requirements, at the expense of COMPANY and BPPR unless such Incident was caused by EVERTEC’s or its Representative’s gross negligence, fraud, willful misconduct or breach of this Master Agreement;

(7)

except as may be required by applicable Legal Requirements, not communicate with any Third Party other than EVERTEC’s Representatives, including the media, vendors, and Affected Persons, regarding the Incident (as it relates to COMPANY or BPPR) without COMPANY’s or BPPR’s express written consent and approval of the content of the communication. EVERTEC agrees that regarding the impact of the Incident on COMPANY or BPPR, COMPANY and BPPR will have the sole right to determine: (i) whether notice of the Incident is to be provided to any individual, Governmental Authority, law enforcement agency, consumer reporting agencies or others as required by applicable Legal Requirements or otherwise; (ii) the contents of such notice; and (iii) whether any type of remediation may be offered to Affected Persons (including any free credit monitoring service), and the nature and extent of any such remediation;

(8)	report criminal acts as and to the extent required by applicable Legal Requirements and Governmental Authorities and notify COMPANY and BPPR as soon as practicable prior to such reporting; and

(9)	maintain and preserve all relevant documents, records, and other data related to any Incident involving BPPR Data for the period required by COMPANY or BPPR.

(f) Data Processing. The parties acknowledge that for the purposes of applicable Legal Requirements, BPPR is the Controller and EVERTEC is the Processor of Personal Data. Personal Data must be processed by EVERTEC in compliance with BPPR’s documented instructions that are provided in accordance with this Master Agreement or any applicable SOW or Schedule (“BPPR Instructions”) and in accordance with this Master Agreement and applicable Legal Requirements. If EVERTEC reasonably believes, based on the advice of counsel, that any BPPR Instruction violates applicable Legal Requirements, EVERTEC shall so notify BPPR. In accordance with BPPR Instructions, EVERTEC shall promptly notify BPPR if EVERTEC receives a request from any Person to exercise their rights under the applicable Legal Requirements including the right of access, rectification, restriction of Data Processing, erasure (such as the right to be forgotten), data portability, or objection to any Data Processing. EVERTEC shall use Best Efforts to provide assistance to BPPR, at BPPR’s cost, in responding to such requests within the time specified under the applicable Legal Requirements.

(g) Upon request, EVERTEC shall promptly provide to COMPANY, BPPR, and any internal or external auditor reasonably designated by COMPANY or BPPR, under applicable confidentiality obligations, (i) a copy of the aforementioned Data Protection Measures and (ii) reasonable documentation as to EVERTEC’s compliance with BPPR Instructions.

(h) For the sake of clarity, the parties acknowledge and agree that to the extent changes to EVERTEC’s Data Protection Measures are required due to changes in Legal Requirements that are applicable to COMPANY, BPPR or their Subsidiaries but not to EVERTEC, such changes shall be considered Mandatory Enhancements pursuant to Section 2.8 and the costs shall be allocated accordingly.

(i) Without limiting EVERTEC’s other notice obligations under this Master Agreement, EVERTEC will notify the Chief Information Security Officer at COMPANY and BPPR at InfoSecIncident@popular.com with copy to jeff.foltz@popular.com and by phone at 787-722-3492 (or any replacement contact information provided in writing by COMPANY or BPPR to EVERTEC): (A) as soon as possible after determining a computer-security incident (as defined in 12 C.F.R. 225.301) has materially disrupted or degraded, or is reasonably likely to materially disrupt or degrade, any System for four or more hours or (B) as otherwise required by Legal Requirements.

5.4 Required Disclosures.

(a) In the event that the Receiving Party or any Representative of the Receiving Party is requested or required by any Legal Requirement or any action, proceeding, subpoena, investigation, inquiry or audit, or if the Receiving Party or any Representative of the Receiving Party reasonably believes, upon the advice of counsel, that it is required by any Legal Requirement or any action, proceeding, subpoena, investigation, inquiry or audit to disclose Confidential Information, the Receiving Party will, to the extent allowable under applicable Legal Requirements, give immediate verbal and written notification of the Legal Requirement or action, proceeding, subpoena, investigation, inquiry or audit to the Disclosing Party and, to the extent allowable under applicable Legal Requirements and at the expense of the Disclosing Party, hold the Confidential Information confidential while the Disclosing Party seeks a protective order.

(b) In addition to the foregoing, a Receiving Party or its Representatives may provide the Confidential Information to a Governmental Authority with supervisory authority over such Receiving Party or its Affiliates if (i) such information is required under Legal Requirements to be filed with or disclosed to any such Governmental Authority, (ii) such information is requested by such a Governmental Authority or the Receiving Party determines based on advice of counsel (which may be in-house counsel) that it is necessary or appropriate to provide such Confidential Information to a Governmental Authority, (iii) the Receiving Party’s counsel (which may be in-house counsel) advises that such disclosure is required in order to comply with applicable Legal Requirements or (iv) such Governmental Authority is a banking regulator; provided in each case, that the Receiving Party shall have, where applicable, taken such reasonable steps to protect the confidentiality of such information as the Receiving Party takes with respect to the protection of its own comparable confidential information in such circumstances.

5.5 Remedies. The Receiving Party acknowledges and agrees that it would be difficult to fully compensate the Disclosing Party for damages resulting from the breach or threatened breach of the foregoing provisions and, accordingly, that, in addition to any other remedies that may be available, in law, at equity or otherwise, the Disclosing Party will be entitled to seek injunctive relief, including temporary restraining orders, preliminary injunctions and permanent injunctions, to enforce such provisions without the necessity of proving actual damages or posting a bond or any other security. This provision with respect to injunctive relief will not, however, diminish the Disclosing Party’s right to claim and recover damages. Notwithstanding anything in this Master Agreement to the contrary, nothing shall limit or restrict the ability of a Receiving Party to disclose Confidential Information to banking regulators having jurisdiction over such Receiving Party.

5.6 Term of Obligation. Unless otherwise agreed in writing, the parties’ obligations under this Article Five will survive this Master Agreement for a period of three (3) years following termination hereof. Upon termination of this Master Agreement for any reason, the Receiving Party’s rights to possession and use of any Confidential Information in connection with the performance of its obligations hereunder or otherwise will terminate.

5.7 Destruction. Upon the Disclosing Party’s request, the Receiving Party will promptly destroy in a secure manner following Industry Standards all Confidential Information and all copies thereof, including physical copies and copies embedded in computer files, extracts from computer files and analyses or other material based upon the Confidential Information (provided that following such request the Receiving Party shall not be required to perform any obligations under this Master Agreement that require the use of such Confidential Information). Should the Disclosing Party request evidence of the destruction of any such Confidential Information, the Receiving Party will promptly (and in all cases within thirty (30) days of such request or such other time as agreed to between the parties; provided that EVERTEC shall use Best Efforts to provide within ten (10) days) submit an attestation executed by an authorized officer of the receiving party certifying that any such Confidential Information has been destroyed. If COMPANY or BPPR receives an individual’s request to delete Personal Data, COMPANY or BPPR may direct EVERTEC to delete such information (the “Direction”), in which case, EVERTEC shall delete such information without undue delay and certify to COMPANY or BPPR, as applicable, in writing that it has complied with the Direction (and following completion of such request EVERTEC shall not be required to provide any Services that require the use of such Personal Data). Notwithstanding the foregoing, the Receiving Party may, after informing the Disclosing Party, retain copies of the Confidential Information: (i) to comply with applicable Legal Requirements; or (ii) for purposes of record retention, backup records or audit requirements, including as set forth in Section 6.4); provided, however, that the confidentiality obligations (including destruction and certification) hereunder will survive with respect to any retained Confidential Information.

ARTICLE SIX– SECURITY, BPPR DATA & RECORDS

6.1 Authorized Persons. Each party will designate one or more individuals (hereinafter, “Authorized Persons”) so that as to the specific Service, the Authorized Person can (1) coordinate the Services, Data Processing or other transactions on behalf of such party; (2) receive information from the other party related to the operation of the Service, including any COMPANY-, BPPR- or EVERTEC-provided access code; and (3) give written instructions or inform the other party about any action or request for action by such party.

6.2 Security Measures.

(a) The parties warrant that they have adopted, and will assume responsibility for complying with, security measures reasonably required (including under applicable Industry Standards and Legal Requirements) for the protection of access to their Systems and to the Services by their Representatives and Authorized Persons. As such, the parties warrant that they have established a Data Protection Program in accordance with Legal Requirements to minimize the risk of unauthorized access and agree that they will take the necessary measures to maintain the confidentiality of the security procedures and any access codes, passwords, instructions or security equipment.

(b) EVERTEC will monitor, review and update the Data Protection Measures no less than annually to ensure compliance with this Master Agreement. EVERTEC agrees that, as may be relevant to its Services, the Data Protection Measures will, among other things: (i) take into account audit results, privacy and security risks, threats or changes in applicable Legal Requirements and Industry Standards; and (ii) be timely corrected with respect to any element thereof which could reasonably be expected to pose a threat to the protection of BPPR Data. During the Term, EVERTEC will not modify any component of the Data Protection Measures or discontinue any Data Safeguards, in each case in a manner that would degrade or adversely impact the protections in place with respect to BPPR Data, without COMPANY’s or BPPR’s consent.

(c) EVERTEC and its Affiliates (as applicable) shall at all times (x) use Best Efforts to maintain their Systems free from all Disabling Devices that may disrupt, damage or interfere with COMPANY’s, BPPR’s, and their respective Subsidiaries’ (as applicable) network and/or telecommunication facilities and (y) act in accordance with Industry Standards and the provisions of this Agreement to prevent any Incident. EVERTEC and its Affiliates (as applicable) agree to (1) perform penetration tests annually and as otherwise required by the Data Protection Program of EVERTEC’s or any of its Affiliates’ (as applicable) networks and Systems where BPPR Data is processed, transmitted or stored and (pursuant to the frequency established in the Data Protection Program) web-applications through which BPPR Data is accessed (collectively “Penetration Tests”); and, within thirty (30) days following completion of each Penetration Test, share a summary of any such tests that are relevant to the Popular Parties (provided that (i) disclosure of such results by EVERTEC shall be subject to, and limited by, applicable Legal Requirements; (ii) EVERTEC may redact from such results information relating solely to EVERTEC’s internal business or solely to EVERTEC’s other customers, provided that this clause (ii) shall not give EVERTEC any right to redact any information relating to EVERTEC’s provision of the Services to COMPANY, BPPR, or their respective Subsidiaries; and (iii) if the critical vulnerability is identified during the Penetration Test EVERTEC will notify COMPANY and BPPR of the vulnerability within fifteen (15) days); (2) maintain an alert status regarding the security of their computing Systems, including all vulnerabilities and security patches or corrective actions, by subscribing to an industry-recognized service, such as CERT or CIAC; (3) permit COMPANY and BPPR to review EVERTEC’s patch and vulnerability programs in connection with an Audit under Section 8.4; and (4) provide COMPANY and BPPR with written certification documentation showing the remediation status of any security issues identified in such assessments on a monthly basis for critical and high risk issues and upon request from COMPANY or BPPR for medium and low risk issues. Should EVERTEC’s or any of its Affiliates’ (as applicable) assessment reveal inappropriate or inadequate security of their Systems that are used to store BPPR Data or otherwise provide Services based on the applicable Industry Standard requirements for security, without compensating controls, COMPANY, BPPR, or any of their respective Subsidiaries (as applicable) may, in addition to any other remedies they may have, remove EVERTEC’s or any of its Affiliates’ (as applicable) access to COMPANY’s, BPPR’s, or any of their respective Subsidiaries’ (as applicable) own Systems until EVERTEC or its Affiliates (as applicable) comply with the standards set forth in this Section 6.2c) and provide reasonable assurance (including reasonably requested evidence) of such compliance. Additionally, EVERTEC and its Affiliates will permit COMPANY and BPPR or their designated Third Party to conduct Penetration Tests on network components and Systems used exclusively for COMPANY or BPPR and that are located in COMPANY or BPPR’s service network within EVERTEC, subject to the provisions set forth on Schedule 6.2(c).

(d) If a network connection is established between any System of COMPANY, BPPR, or one of their respective Subsidiaries, on the one hand, and the Systems of EVERTEC, or one of its Affiliates, on the other hand, COMPANY, BPPR, and their respective Subsidiaries (as applicable) shall at all times (i) use Best Efforts to maintain their computing environment connected to EVERTEC’s or its Affiliates’ (as applicable) Systems free from all Disabling Devices and (ii) act in accordance with this Agreement and Industry Standards to prevent any Incident, in each case, that may disrupt, damage or interfere with EVERTEC’s or its Affiliates’ (as applicable) Systems (including complying with all applicable EVERTEC Security Requirements). If EVERTEC reasonably suspects that any System of COMPANY, BPPR or their respective Subsidiaries is the source of any Disabling Device, unauthorized access or other Incident that may reasonably be expected to adversely impact EVERTEC or EVERTEC’s other customers in any material respect, EVERTEC shall be entitled to suspend connectivity to such System until the issue has been mitigated; provided that EVERTEC promptly notifies COMPANY and BPPR of the issue in advance and provides a reasonable opportunity for them to remediate the issue unless EVERTEC reasonably determines that immediate suspension is required in order to prevent material harm to EVERTEC or its other customers. EVERTEC shall not be responsible for the performance of Services to the extent they are impacted by any such suspension permitted under this Section 6.2d).

(e) Each party’s and their respective Affiliates’ Authorized Persons agree to comply with all of the other party’s requirements in relation to the security of their respective computing environments and Authorized Locations, including any subsequently agreed security plan or information processing requirements that may be embodied in any Service Addendum. Each party and their appropriate respective Affiliates will execute all documents generally required by the other party for access to such other party’s computing environment and Authorized Locations. Further, if any Authorized Person of any party or their respective Affiliates, at any time during the Term, is granted remote access or connection to the other party’s network, or is telecommuting in any capacity, then such person will be subject to such other party’s applicable additional data security requirements.

(f) Should the Services require access codes or other identification methods to gain access, each party will immediately notify the appropriate other party or parties in writing of any change of Authorized Person or the scope of his/her authority. Until such notification is received, each party may accept, without further inquiry, all declarations, instructions or representations made or issued by the Authorized Person. Furthermore, the parties will not assume responsibility, explicitly or implicitly, for questioning or verifying with the other parties whether the Person who uses or has access to the Service is in fact the Authorized Person or if he/she is acting in accordance with another party’s internal policies and procedures.

(g) Data Centers

(i) EVERTEC will perform the Services at all times during the Term from the Data Center locations and with the hosting or collocation Data Subcontractors that have been disclosed to COMPANY and BPPR as of the Effective Date, in accordance with Section 1.16, or in an applicable subsequent Service Addendum.

(ii) EVERTEC may not change Data Center locations or any hosting or collocation Subcontractor without providing notice to COMPANY and BPPR in accordance with Section 1.16.

(iii) Notwithstanding anything to the contrary in this Master Agreement, EVERTEC may not host or otherwise store BPPR Data at any Data Center outside the United States.

(iv) EVERTEC shall bear the cost of any incremental expenses incurred as a result of a change in Data Center location or Subcontractor that has not been requested by COMPANY or BPPR.

(h) If any software licensed by COMPANY, BPPR or their Subsidiaries that EVERTEC is required to host or operate as part of the Services is no longer supported and EVERTEC reasonably determines that continuing to host or operate such software poses a material security risk to any System of EVERTEC, EVERTEC shall promptly notify the Popular Parties of the same and the parties will work together in good faith to develop and execute a plan to remediate the security risk (which may include upgrading the software, segregating Systems or removing the affected Services from the scope of this Master Agreement).

6.3 Ownership of BPPR Data.

(a) Each of COMPANY, BPPR, and their respective Subsidiaries will remain the sole and exclusive owner of all BPPR Data, regardless of whether such data is maintained in physical, electronic or digital format or any other format, storage or processing device. All BPPR Data will, however, be subject to regulation and examination by the appropriate auditors and Governmental Authorities at the Authorized Locations to the same extent as if such information were on COMPANY, BPPR, or their respective Subsidiaries’ premises. EVERTEC will notify COMPANY, BPPR, and their respective Subsidiaries as soon as reasonably possible of any formal request by any Governmental Authority to examine such information maintained by EVERTEC. COMPANY, BPPR, and their respective Subsidiaries agree that EVERTEC is authorized to provide all such information when properly required to do so by a Governmental Authority, subject to the provisions of Section 5.3(a). EVERTEC acknowledges that it will not have or acquire any rights in or to any BPPR Data or Confidential Information upon termination of this Master Agreement.

(b) EVERTEC will, subject to its internal control and security procedures, permit each of COMPANY, BPPR, and their respective Subsidiaries to have or obtain (by physical, electronic, digital or other means) access to its BPPR Data, including where appropriate, access through COMPANY, BPPR, or their respective Subsidiaries’ computer terminals and equipment. EVERTEC will furnish COMPANY, BPPR, and their respective Subsidiaries with such written instructions, manuals or other documentation as will be necessary to such operation and access by COMPANY, BPPR, and their respective Subsidiaries.

6.4 Records Retention.

(a) Each party will maintain its respective records related to the Services in a proper, complete and accurate fashion, and in compliance with all Legal Requirements applicable to each of them and in the case of EVERTEC with the requirements provided in Section 6.4b).

(b) EVERTEC will retain all BPPR Data, transactions data and records for the duration of the retention periods in accordance with the longer of (i) the retention periods in effect in practice as of the Effective Date; (ii) relevant Statement of Work or (iii) as established by COMPANY or BPPR following the date of this Master Agreement by written notice to EVERTEC.

(c) COMPANY and BPPR acknowledge that any new retention periods or changes in existing retention periods requested by COMPANY or BPPR after the Effective Date may result in commercially reasonable additional charges and/or increases in the Service fees as provided under Section 2.7(b).

6.5 Data Backup. Except as may be specifically provided in a Service Addendum or Statement of Work, EVERTEC:

(a) subject to EVERTEC’s obligations under Section 5.7, EVERTEC will maintain a backup of BPPR Data that is in a production environment in accordance with the backup practices used as of the Effective Date, which at a minimum must support the Recovery Point Objectives for the applicable Service (in physical or other electronic or digital media), from which lost or damaged items or data can be reconstructed within the Recovery Point Objectives established for the Services;

(b) shall periodically identify all facilities and Data Centers where BPPR Data will be at rest or backed-up or where Data Processing will take place, and

(c) shall, at its own cost and expense (subject to the Data Cap), reconstruct any BPPR Data or reports destroyed, lost or otherwise rendered unusable due to any breach of this Master Agreement or gross negligence or willful misconduct by EVERTEC or its Representatives.

ARTICLE SEVEN – INTELLECTUAL PROPERTY

7.1 Title. To the extent EVERTEC uses its own Intellectual Property to provide the Services under this Master Agreement, EVERTEC warrants that it is the owner of all right, title, and interest in and to such Intellectual Property, and neither such Intellectual Property nor the authorized use thereof, to EVERTEC’s best knowledge, infringes any Intellectual Property right, or other proprietary right, of any other Person. As such, the parties agree that, subject to the applicable Legal Requirements and to existing agreements with Third Parties, or except as otherwise expressly agreed to between the parties in writing, EVERTEC is and will remain the owner of its Intellectual Property and all derivative works based thereon (which, for the avoidance of doubt, shall not include any Intellectual Property that is transferred pursuant to the Asset Purchase Agreement) or derivative works based thereon developed by or on behalf of BPPR or its Subsidiaries) and that no title to or ownership of EVERTEC’s Intellectual Property or any part thereof is hereby granted to COMPANY, BPPR, or their respective Subsidiaries. Should EVERTEC use Third Party Intellectual Property to provide the Services, then EVERTEC warrants that it is duly licensed or otherwise has the right to use such Third Party Intellectual Property to provide the Services. The parties agree that, subject to the applicable Legal Requirements and to existing agreements with Third Parties, or except as otherwise expressly agreed to among the parties in writing, each of COMPANY, BPPR, and their respective Subsidiaries is and shall remain as the owner of its Intellectual Property, and all derivative works based thereon.

7.2 General. Each party acknowledges that (a) in providing the Services to COMPANY, BPPR, and their respective Subsidiaries, EVERTEC is not transferring any right, title or interest in EVERTEC’s Intellectual Property, or any part or component thereof, to COMPANY, BPPR, or their respective Subsidiaries, provided that, for clarity, the foregoing will not limit anything to the contrary in the Asset Purchase Agreement; and (b) in receiving the Services, COMPANY, BPPR, and their respective Subsidiaries are not granting any right, title or interest in their respective Intellectual Property, or any part or component thereof, to EVERTEC or its Subsidiaries.

7.3 Developments.

(a) Except as otherwise agreed to in writing, any services, technology, processes, methods, software and/or enhancements to EVERTEC Intellectual Property or any EVERTEC Third Party Intellectual Property used or developed for purposes of delivering the Services (collectively, the “IP Developments”), whether developed solely by EVERTEC or jointly by EVERTEC and any other party, including any IP Developments requested or suggested by COMPANY, BPPR, or their respective Subsidiaries or a Client, will be the sole property of EVERTEC and will not be considered “works-made-for-hire”; provided, however, that the foregoing shall not constitute a grant in, to or under any right, title or interest any Intellectual Property, or any part or component thereof, of the COMPANY, BPPR, or their respective Subsidiaries, to EVERTEC or any other party. Except as otherwise agreed to in writing, COMPANY, BPPR, and their respective Subsidiaries will not acquire any ownership right, Intellectual Property right, claim or interest in EVERTEC’s Intellectual Property, including as to any IP Developments. To the extent COMPANY or BPPR or one of their respective Subsidiaries does nevertheless acquire such ownership right, Intellectual Property right, claim or interest, each of COMPANY and BPPR hereby assign (and shall cause its applicable Subsidiaries to assign) all of its right, title and interest in and to the IP Developments to EVERTEC.

(b) The parties agree that any enhancements or other modifications to or derivative works of COMPANY Intellectual Property or COMPANY Third Party Intellectual Property, whether developed solely by EVERTEC or jointly by EVERTEC and any other party in connection with the provision of the Services or otherwise will be the sole property of COMPANY, BPPR, or one of their respective Subsidiaries and will be considered “works-made-for hire”. Except as otherwise agreed to in writing, EVERTEC will not acquire any ownership right, Intellectual Property right, claim or interest in COMPANY Intellectual Property or COMPANY Third Party Intellectual Property. To the extent EVERTEC acquires any ownership right, Intellectual Property right, claim or interest in any enhancements to COMPANY Intellectual Property or COMPANY Third Party Intellectual Property, EVERTEC hereby assigns (and shall cause its applicable Subcontractors to assign) all of its right, title and interest in and to such enhancements and other materials to COMPANY, BPPR, or one of their respective Subsidiaries, as applicable.

(c) Except as otherwise agreed to in writing, any Intellectual Property created or developed by EVERTEC as an independent product will be EVERTEC Intellectual Property and the sole property of EVERTEC and will not be considered a “work-made-for-hire”.

(d) EVERTEC hereby grants to COMPANY, BPPR, and their respective Subsidiaries, a perpetual, irrevocable, non-exclusive, sublicensable, worldwide, paid-up right and license to access, use, copy, maintain, modify, enhance, perform, display, distribute and create derivative works of any EVERTEC Intellectual Property and EVERTEC Third Party Intellectual Property that EVERTEC includes in (i) the Procedures Manual or (ii) in any enhancements or modifications to or derivative works of the COMPANY Intellectual Property or COMPANY Third Party Intellectual Property.

(e) “EVERTEC Third Party Intellectual Property” means Third Party Intellectual Property that is licensed and made available under this Master Agreement by EVERTEC. “COMPANY Third Party Intellectual Property” means Third Party Intellectual Property that is licensed and made available under this Master Agreement by COMPANY or BPPR or any of their respective Subsidiaries.

7.4 Intellectual Property Infringement.

(a) Subject to Section 7.4d), EVERTEC agrees to defend, indemnify and hold harmless COMPANY, BPPR, and their Affiliates and Subsidiaries and their respective Representatives, Third Party information providers, Subcontractors and permitted assigns and successors in interest (“IP Indemnified Parties”) from and against all Losses incurred or suffered by, or asserted against, such IP Indemnified Party directly or indirectly in relation to or arising from any claim, action or other proceeding from a Third Parties alleging that any of the Services or EVERTEC’s or its Affiliates’ Systems or Intellectual Property, or the use thereof by or on behalf of the IP Indemnified Party, infringes or misappropriates any Intellectual Property right of a Third Party.

(b) If EVERTEC receives notice of an infringement claim or otherwise concludes that the Services or its or its Affiliates’ Intellectual Property, or the use thereof by or on behalf of the COMPANY, BPPR, and their respective Subsidiaries, may infringe the proprietary rights (including Intellectual Property rights) of a Third Party, EVERTEC may in its sole discretion (i) procure the right for COMPANY, BPPR, and their respective Subsidiaries to continue using the affected Service or Intellectual Property; (ii) modify the affected Service or Intellectual Property to make it non-infringing; or (iii) replace the affected Service or Intellectual Property with a functional equivalent without substantial degradation in functionality, utility or performance.

(c) If EVERTEC receives notice of an infringement claim against an IP Indemnified Party related to an EVERTEC Pass Through License, if requested by BPPR or COMPANY, EVERTEC shall use Best Efforts to pursue its rights, if any, for indemnification or other monetary remedies against the applicable Third Party licensor in accordance with the terms set forth in the EVERTEC Pass Through License. Monetary awards actually received by EVERTEC, less the amount of all fees, claims, costs and expenses (including attorneys’ fees) incurred by EVERTEC in connection with pursuing such claim against a Third Party provider for infringement, shall be allocated between EVERTEC and its other customers, on the one hand, and the COMPANY, BPPR and their respective Subsidiaries, on the other, in proportion to the damages and costs sustained by such party due to the EVERTEC Pass Through License.

(d) EVERTEC will have no liability for any claim of infringement and thus no obligation to defend and indemnify COMPANY, BPPR, and their respective Subsidiaries under this Section 7.4 if such infringement claim is based on (i) COMPANY, BPPR, and their respective Subsidiaries’ use of a superseded or altered (other than alterations by or on behalf of, or with the written authorization or instruction of EVERTEC) release of the affected Service or Intellectual Property or any portion thereof, including COMPANY, BPPR, and their respective Subsidiaries’ failure to use updates or new releases made available by EVERTEC but only to the extent that such claim would have been avoided but for such failure; (ii) any modification by COMPANY, BPPR, and their respective Subsidiaries or a Third Party to the affected Service or Intellectual Property, but only to the extent that such claim would have been avoided, but for such modification; (iii) COMPANY, BPPR, and their respective Subsidiaries’ use of the affected Service or Intellectual Property in violation of this Master Agreement; (iv) COMPANY, BPPR, and their respective Subsidiaries’ use, operation or combination of the affected Service or Intellectual Property with information, software, specifications, instructions, data, materials or items not supplied or approved by EVERTEC, but only to the extent that such claim would have been avoided but for such combined use; or (v) use of the affected Service or Intellectual Property in a manner in violation of, or not as intended by, the accompanying and provided documentation.

(e) Furthermore, EVERTEC’s obligation to defend COMPANY, BPPR, and their respective Subsidiaries under this Section 7.4 is subject to all of the following conditions: (i) COMPANY, BPPR, or their respective Subsidiaries must notify EVERTEC promptly in writing after the claim is asserted or threatened (provided the failure of COMPANY, BPPR or a Subsidiary to so notify EVERTEC will relieve EVERTEC of its obligations under this Section 7.4 only to the extent that EVERTEC can demonstrate damages attributable to such failure); (ii) COMPANY, BPPR, or their respective Subsidiaries must give EVERTEC sole control over its defense or settlement; and (iii) COMPANY, BPPR, and their respective Subsidiaries do not formally and publicly take a legal position that is adverse to EVERTEC’s defense of such claim. COMPANY, BPPR, or their respective Subsidiaries must provide EVERTEC with reasonable assistance in defending the claim for which EVERTEC will reimburse COMPANY, BPPR, and their respective Subsidiaries for any reasonable out-of-pocket expenses that COMPANY, BPPR, or their respective Subsidiaries incur in providing such assistance.

(f) COMPANY and BPPR agree to notify EVERTEC promptly in writing if any other type of Third Party claim is brought against COMPANY, BPPR, or their respective Subsidiaries regarding EVERTEC’s Intellectual Property. EVERTEC may, at its option, choose to treat these claims as being covered by this Section 7.4.

(g) This Section 7.4 states EVERTEC’s entire liability and COMPANY’s and BPPR’s exclusive remedies with respect to any Third Party infringement and trade secret misappropriation claims with respect to the Services; provided, however, that the foregoing shall not limit any right of the COMPANY or BPPR, or their respective Affiliates, pursuant to the Asset Purchase Agreement or any ancillary agreement thereto (excluding this Master Agreement).

ARTICLE EIGHT– REGULATORY COMPLIANCE, AUDIT & SERVICE REVIEWS

8.1 Compliance.

(a) EVERTEC acknowledges that EVERTEC will be solely responsible for monitoring and interpreting (and for complying with) Legal Requirements applicable to EVERTEC, and as such, hereby warrants that EVERTEC will comply with applicable Legal Requirements, present and future, relating to the conduct and operation of its business.

(b) COMPANY and BPPR acknowledge that each of COMPANY and BPPR will be solely responsible for monitoring and interpreting (and for complying with, to the extent such compliance requires no action by EVERTEC) Legal Requirements applicable to COMPANY and its Subsidiaries and BPPR and its Subsidiaries, as applicable, and as such, hereby warrants that it and its Subsidiaries will comply with all applicable Legal Requirements, present and future, relating to the conduct and operation of its or such Subsidiaries’ business.

(c) EVERTEC represents that it has, and at all times during the Term will, at its own expense, maintain any and all licenses, permits, approvals, certificates, endorsements and authorizations required by any professional association or the applicable Governmental Authorities that are required for it to provide the Services for the benefit of COMPANY and BPPR. Upon thirty (30) days prior written notification to EVERTEC, COMPANY and BPPR shall have the right to inspect copies of all such licenses, permits, approvals, certificates, endorsements or authorizations.

8.2 Legal Requirements.

(a) COMPANY and BPPR shall be responsible for monitoring and interpreting (and for complying with, to the extent such compliance requires no action required to be undertaken by EVERTEC pursuant to this Master Agreement) the Legal Requirements applicable to them. COMPANY and BPPR may, as part of the instructions used to establish the Specifications, include requirements that they deem necessary in order to comply with applicable Legal Requirements, and EVERTEC will select the technical parameters within EVERTEC’s Systems that will apply to COMPANY, BPPR, and their respective Subsidiaries. EVERTEC shall be responsible for determining that such selections are consistent with COMPANY’s or BPPR’s instructions, as applicable. COMPANY and BPPR, as applicable, shall be responsible for determining that the instructions provided to EVERTEC are consistent with the Legal Requirements and with the terms and conditions of any agreements between COMPANY, BPPR, and their respective Subsidiaries and its Clients.

(b) Subject to Sections 8.1 and 8.2(a), at the expense of COMPANY and BPPR, EVERTEC shall work with COMPANY and BPPR in developing Systems and implementing Specifications for the Services to enable COMPANY, BPPR, and their respective Subsidiaries to comply with Legal Requirements applicable to the Services being provided by EVERTEC to COMPANY, BPPR, and their respective Subsidiaries.

(c) The parties acknowledge and agree that the performance of the Services may be subject to regulation by Governmental Authorities.

(d) Upon the request and expense of COMPANY and BPPR, EVERTEC will take all commercially reasonable steps to cooperate in good faith with COMPANY and BPPR in any investigations, reports (including, any suspicious activity reports), filings or other documents or actions COMPANY or BPPR may take or complete to comply with applicable federal anti-money laundering and bank secrecy laws and regulations.

8.3 BSA/AML/OFAC. EVERTEC represents and warrants that it (a) is in compliance with the Office of Foreign Assets Control sanctions and regulations promulgated under the authority granted by the Trading with the Enemy Act, 12 U.S.C. § 95 (a) et seq., the International Emergency Economic Powers Act, 50 U.S.C. § 1701, et seq.; and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as each may be amended from time to time and all rules and regulations promulgated thereunder applicable to EVERTEC and (b) is not: (i) listed in the Annex to, or otherwise subject to the provisions of, that certain Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001, and relating to Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit or Support Terrorism; and/or (ii) named as a “specifically designated national (SDN)” on the most current list published by the U.S. Treasury Department Office of Foreign Assets Control. EVERTEC further represents that it will not act directly or indirectly, in contravention of any applicable anticorruption or anti-money laundering law.

8.4 Audit.

(a) Each of the parties agrees that it will keep current and accurate books of accounts and records, in accordance with its standard operating procedures, with respect to the transactions effected pursuant to this Master Agreement. During the Term, each party shall permit the other party’s designated auditors and Governmental Authorities to review its books and records with respect to such transactions, upon prior written notice, during normal business hours.

(b) EVERTEC, COMPANY, and BPPR acknowledge and agree that the performance of the Services may be subject to regulation by Governmental Authorities. EVERTEC agrees to use Best Efforts to cooperate with any audit or examination of the Services or COMPANY, BPPR, or their respective Subsidiaries, whether by a Governmental Authority or internal or external auditors of COMPANY, BPPR, or their respective Subsidiaries (“Audit”). Except for Audits required to be conducted by a Governmental Authority or by Legal Requirement, and for Audits conducted to verify remediation of a material breach of any provision of this Master Agreement uncovered in a previous Audit (a “For Cause Audit”), no more than one Audit shall be conducted in any twelve-month period. Furthermore, EVERTEC agrees to provide any information or material lawfully and reasonably requested during an Audit, and permit such auditing parties to inspect or audit EVERTEC with respect to its provision of the Services; provided, however, that (i) each of COMPANY and BPPR agrees to reimburse EVERTEC for all reasonable costs incurred by EVERTEC to fulfill Audit requests from COMPANY, BPPR or its Subsidiaries under this Section 8.4b) (other than For Cause Audits); (ii) prior to reviewing any such information or material provided by EVERTEC, any Third Party (other than a Governmental Authority) shall execute a customary confidentiality agreement with EVERTEC; and (iii) nothing in this Section 8.4 shall require EVERTEC to provide information that would be expected to result in the waiver of any attorney-client or other legal privilege or disclosure of the confidential information of EVERTEC’s other customers that is not related to COMPANY or BPPR or their Subsidiaries. COMPANY or BPPR requests for detail to support invoices or copies of any policies, procedures, summaries, audit reports or other information or access that EVERTEC is required to provide under this Master Agreement (including under Section 9.3) will not be considered “Audits” for purposes of the frequency limitation and cost reimbursement provisions above.

(c) In connection with each Audit, EVERTEC will provide COMPANY, BPPR, and their respective Subsidiaries and auditors, upon COMPANY’s or BPPR’s written request, at a time, frequency and place reasonably agreed to between the parties, with access to Personnel and information relating to the Services to permit COMPANY, BPPR, and their respective Subsidiaries and auditors to (w) review EVERTEC’s performance of Services; (x) validate EVERTEC’s compliance with this Master Agreement; (y) comply with applicable Legal Requirements; and (z) conduct third party management and oversight discussions with management and personnel of EVERTEC concerning the status and conduct of Services and work being performed under this Master Agreement. EVERTEC’s obligation in this regard will include providing to COMPANY and BPPR the following reports (each, an “Audit Report”) on an annual basis:

(i) Service Center Review reports (as further described in Section 8.7);

(ii) Business Continuity Plan and business resumption test results (as further described in Section 2.13);

(iii) Data Protection Program documentation (as further described in Section 5.3(f);

(iv) Penetration Tests (as further described in Section 6.2c));

(v) vulnerability and patch management implementation reports; and

(vi) responses to vendor questionnaires and other standardized information gathering requests.

(d) To the extent directed by a Governmental Authority or required by a Legal Requirement, EVERTEC and its Affiliates will provide COMPANY and BPPR or their respective Subsidiaries or auditors with access to their facilities and Systems and related Personnel to address the request from the Governmental Authority or comply with the Legal Requirement.

(e) To the extent an Audit reveals areas of material concern to COMPANY or BPPR, the parties will agree on a plan to address the deficiency in an adequate and timely manner, it being agreed that the costs of implementing any aspect of such plan shall be borne by EVERTEC to the extent that the deficiency is attributable to actions or omissions on the part of EVERTEC or any Subcontractor. EVERTEC will promptly execute any such plan and track and report on its activities and results obtained under the plan until the parties agree the area of concern has been remediated.

8.5 IT Infrastructure Network Diagram. Upon COMPANY’s or BPPR’s written request, EVERTEC will provide a network diagram that outlines EVERTEC’s information technology network infrastructure and all equipment used in relation to the fulfillment of its obligations under this Master Agreement.

8.6 Data Flow Diagram. Upon COMPANY’s or BPPR’s written request, EVERTEC will provide a graphical representation of the flow of electronic BPPR Data within and between network segments and information systems as well as across an institution’s perimeter up to Third Parties, if applicable (“DFD”). A DFD must capture the main components of an information system, how data moves in and out of the system, protection layers (encryption) applied to data in its different states, user interaction points and their functions, and external and internal network dependencies such as Third Party or fourth party connections or services.

8.7 Service Center Reviews.

(a) On an annual basis during the Term, EVERTEC shall engage a reputable independent certified public accounting firm of recognized national or regional standing (the “Firm”), to conduct an examination of its IT operations and application controls for the Services provided to COMPANY, BPPR, and their respective Subsidiaries, in accordance with applicable Industry Standards and applicable Legal Requirements. In addition to IT operations and application controls, the Firm should complete an examination of EVERTEC’s controls related to security, availability, processing integrity, confidentiality or privacy. The aforesaid examinations shall be conducted for the relevant System and organization controls (“SOC 1” and “SOC 2”) criteria in accordance with Statement on Standards for Attestation Engagements no. 18 (“SSAE 18”) or any applicable successor standard, the findings and recommendations of which shall be set forth in a report (the “Service Center Review”).

(i) The SOC 1 Service Center Review shall (A) include a Type II Service Auditor’s Report under SSAE 18, (B) cover, at a minimum, a period of nine (9) months, (C) be dated as of September 30 of the year in question, and (D) be delivered to COMPANY and BPPR on or before December 15 of such year. EVERTEC management will provide a bridge letter for the remaining period of the calendar year that is not covered by the SOC 1 Type II report no later than January 31st of the following year.

(ii) The SOC 2 Service Center Review shall (A) include a Type II Service Auditor’s Report under SSAE 18, (B) cover, at a minimum, a period of twelve (12) months, (C) be dated as of September 30 of the year in question, and (D) be delivered to COMPANY and BPPR by February 15 of the following year.

(iii) All such Service Center Reviews shall be deemed to be EVERTEC’s Confidential Information hereunder, provided that EVERTEC shall promptly share such Service Center Reviews with BPPR upon request. EVERTEC may redact information from any Service Center Reviews shared with BPPR if and solely to the extent necessary to protect the confidential information of other customers of EVERTEC or the information of EVERTEC that is not related to either BPPR or EVERTEC’s provision of Services to BPPR.

(iv) Additionally, EVERTEC will use its Best Efforts to obtain and provide to COMPANY and BPPR SOC 1 and 2 Type II reports or other equivalent control reports for each Data Subcontractor that stores, transfers or processes Personal Data. If a Data Subcontractor proposes to limit EVERTEC’s rights in this regard in any new contract or contract renewal after the Effective Date, EVERTEC will notify COMPANY and BPPR reasonably in advance of the contract execution date of the issue and use Best Efforts to address any concerns relating to the issue that COMPANY or BPPR may raise with EVERTEC.

(b) EVERTEC will review the scope of the Service Center Review to be conducted by the Firm on an annual basis with BPPR and incorporate reasonable input and additional requirements reasonably requested by BPPR. If BPPR requires additional scope in a Service Center Review that is (i) incremental to the scope in EVERTEC’s standard Service Center Review; and (ii) solely attributable to BPPR (and not to be shared with any other EVERTEC customers) (“Incremental BPPR Requirements”), BPPR will reimburse EVERTEC for any additional amounts payable by EVERTEC to the Firm to include the Incremental BPPR Requirements.

(c) If the Service Center Review contains any recommendations, EVERTEC shall, at its sole cost and expense, promptly take all reasonable actions necessary to comply with such recommendations on a timeline that will take into account the nature and materiality of the recommendations. Upon request, EVERTEC will advise COMPANY and BPPR on its progress in completing such actions.

(d) If, at any time during the Term, COMPANY or BPPR has reasonable material concerns regarding (i) the scope of the Service Center Review, (ii) any material qualification in the aforesaid report, and/or (iii) EVERTEC’s operational and application controls and such concerns are not addressed in the Service Center Review to COMPANY’s or BPPR’s reasonable satisfaction (as applicable), COMPANY or BPPR (as applicable) shall so notify EVERTEC and EVERTEC shall promptly meet with COMPANY or BPPR in an effort to resolve such concern.

(e) For all other requests by COMPANY or BPPR to review all or a portion of the Services and EVERTEC’s operation controls relating thereto, outside the scope of an Audit or SSAE 18, the parties will agree in writing to the terms and conditions applicable to such review, including the scope of the review and any expenses related thereto. If, at any time, whether or not in connection with the Service Center Review, EVERTEC becomes aware of a significant issue of concern related to the operational and application controls operating at EVERTEC for the Services provided to the COMPANY, BPPR, or any of its respective subsidiaries, EVERTEC shall promptly notify and subsequently meet with COMPANY or BPPR in an effort to address such concern.

ARTICLE NINE– TERM & TERMINATION

9.1 Term. This Master Agreement will commence on the Effective Date and will end on September 30, 2028 (the “Initial Term”), unless earlier terminated in accordance with the provisions of this Master Agreement.

9.2 Termination for Cause.

(a) This Master Agreement or any of the Services, individually or collectively, may be terminated by either the Popular Parties, on the one hand, or EVERTEC, on the other, if the other party or parties (as applicable):

(i) commits a Material Breach of this Master Agreement (or series of breaches that together constitute a Material Breach), which breach is not cured within thirty (30) days following receipt of notice specifying the nature and extent of such breach; provided, however, that if such breach is not reasonably susceptible of cure within such thirty (30) day period, such period will be extended and the party will not be in default hereunder so long as it commences such cure within such thirty (30) day period and diligently pursues such cure and such failure is cured within ninety (90) days following the receipt of such notice;

(ii) fails to pay any properly submitted invoice providing for material amounts in the aggregate that are undisputed for a period exceeding sixty (60) days following COMPANY and BPPR’s receipt of notice from EVERTEC of such non-payment; or

(iii) makes any assignment of this Master Agreement, except as expressly provided herein.

(b) For purposes of this Section 9.2 and notwithstanding anything in this Master Agreement to the contrary:

(i) “Material Breach” means a breach, or series of breaches, of a party’s duties or obligations (other than a failure to make a payment pursuant to this Master Agreement) that if left uncured for ninety (90) days following receipt of notice from COMPANY or BPPR detailing the relevant deficiency or failure, (A) would result in a Material Adverse Effect on such notifying party and its Subsidiaries (taken as a whole) or BPPR and its Subsidiaries (taken as a whole), as applicable, or (B) would reasonably be expected to have an adverse effect on the notifying party that is material, individually or in the aggregate, measured on a scale relative to the notifying party’s rights and privileges and reasonably expected benefits under this Master Agreement, provided that this clause (B) shall apply solely after September 30, 2025 and solely in the case of termination by COMPANY or BPPR.

(ii) “Material Adverse Effect” means, with respect to any Person, any fact, event, change, effect, development, condition or occurrence that has a materially adverse effect on or with respect to any business, assets, liabilities, financial condition, or results of operations of such Person.

(c) Notwithstanding anything in this Master Agreement to the contrary, any breach or default under a particular Service Addendum will give the non-breaching party or parties the right to terminate that particular Service Addendum, subject to the cure periods set forth under Section 9.2(a)(i), and will not automatically operate as a default under any other Service Addendum.

9.3 Termination without Cause.

(a) Except as provided in a Service Addendum or SOW signed after the Effective Date, the Popular Parties may terminate any of the Services, Service Addendums or SOW in whole or in part at any time at their sole discretion with one hundred eighty (180) days prior written notice.

(b) If COMPANY or BPPR terminate a component of the Services, and that component does not have a discrete service code, unit rate or other charging methodology applicable to it: (i) the parties will discuss in good faith whether a corresponding reduction to the charges is appropriate, but (ii) EVERTEC will not be required to reduce the charges as a result of such termination unless the parties agree to a reduction in writing. Notwithstanding the preceding sentence, the Parties shall negotiate in good faith to agree on discrete service codes for each component of the Services following the date hereof.

(c) EVERTEC may terminate any Services, Service Addendums or SOWs that have been unused or unconsumed by any Popular Party for longer than ninety (90) days by providing sixty (60) days prior written notice (an “EVERTEC Cancellation Notice”), provided such ninety (90) day period will not apply with respect to (i) Services that are used on a seasonal basis (e.g., annual processing functions) or (ii) Services that are scheduled for use on a later date following implementation or other circumstances. The termination will not be effective if the applicable Popular Party sends written notice to EVERTEC within thirty (30) days after receipt of an EVERTEC Cancellation Notice with reasons as to why the relevant Service, Service Addendum or SOW should not be terminated notwithstanding lack of usage or consumption.

(d) In connection with the Core API Layer SOW, subject to Section 3.10(c), the Popular Parties shall have the right to terminate this Master Agreement effective as of September 30, 2025, in whole or in part (including, for the avoidance of doubt, the Popular Parties’ obligations with respect to Section 2.2), in the event that:

(i) if the Core API Deadline is on or before June 30, 2023 (the “Base Date”), the Core API Completion does not occur within eighteen (18) months of the Core API Deadline (the “Core API Delay Window”);

(ii) if the Core API Deadline is after the Base Date, the Core API Completion does not occur within the Core API Delay Window less the number of months between the Base Date and the Core API Deadline; provided, that the Core API Delay Window shall in no event be reduced to less than twelve (12) months after the Core API Deadline; and

(iii) notwithstanding anything to the contrary in clause (i) and (ii) above, if the Core API Deadline is June 30, 2025 as a result of the failure of Virtusa Corporation to complete the Virtusa Work Order, as contemplated by Section 3.10(a), the Core API Completion does not occur within eighteen (18) months of the Core API Deadline.

(e) The termination of any or all Services, Service Addendums or SOWs under this Section 9.3 shall not result in the automatic termination of this Master Agreement or the Popular Parties’ obligations to pay Annual Minimums under Section 2.2 (except as provided otherwise in Section 2.2 or Section 9.3(d)).

9.4 Effect upon Termination.

(a) Unless indicated otherwise in the written termination notice, upon the termination of any Service, all remaining Services will continue in full force and effect; provided, however, that should this Master Agreement be terminated, all Services in effect as of the date of termination will also terminate.

(b) Except as otherwise provided in this Master Agreement, upon termination, all further obligations of the parties pursuant to this Master Agreement or the particular Service that was terminated, whichever the case may be, will terminate (except the obligation of COMPANY, BPPR, and their appropriate respective Subsidiaries to make a payment for any unpaid and properly invoiced amounts, in accordance with Section 3.2 and the obligation of EVERTEC to provide Transition Assistance) without further liability of any party to the others; provided, however, that termination will not release the party that terminates from any liability which at the time of termination had already accrued to the non-terminating party or parties, including EVERTEC’s obligation to continue to provide the Services during the Transition Period, if so requested by COMPANY or BPPR, and the parties’ obligations to comply with the provisions of this Master Agreement related to any Services being provided during the Transition Period.

(c) No party shall be liable to the others for damages of any kind solely as a result of terminating this Master Agreement in accordance with its provisions.

(d) Furthermore, any such termination will be without prejudice to any rights or remedies any party may have arising out of any breach of any material representation, warranty, covenant or condition by any other party hereto.

9.5 Transition Assistance.

(a) “Termination Notice Date” means, as applicable for each Affected Service, the earliest of (i) twelve (12) months prior to expiration of the Initial Term, (ii) the date of any termination of this Master Agreement and all Services hereunder pursuant to Section 9.2 hereof, (iii) the date of notice of termination or non-renewal of any individual Service or Services under this Master Agreement with or without the termination of this Master Agreement, including terminations under Section 9.3 and any reductions or removal of portions or volumes of Services, and (iv) the date of a Release Event pursuant to Section 3.1 of the Technology Agreement.

(b) “Affected Services” means any Services that are not renewed or that are terminated pursuant to a particular notice of non-renewal or termination, as applicable.

(c) For each Affected Service, a “Transition Period” commences on the applicable Termination Notice Date and continues until the earlier of (i) the 18-month anniversary of the effective date of termination or expiration of the Affected Services and (ii) the date on which all Affected Services have been completely transitioned to COMPANY, BPPR, or another third-party provider designated by COMPANY or BPPR (a “Successor Supplier”), subject to any extension of the Transition Period as described in Section 9.5(e).

(d) During each Transition Period, EVERTEC will (i) provide COMPANY, BPPR, and their respective Subsidiaries and Successor Suppliers transition support and assistance including providing COMPANY, BPPR, and their respective Subsidiaries and Successor Suppliers (x) information and cooperation necessary to effect the transition, with business continuity, of the applicable Affected Services and (y) the support and assistance described in Schedule 9.5 and (ii) continue to provide the applicable Affected Services to COMPANY or BPPR, their respective Subsidiaries, subject to the terms and conditions (including payment terms) that are in effect as of the applicable Termination Notice Date ((i) and (ii) collectively, “Transition Assistance”). During the Transition Period, COMPANY, BPPR, and their respective Subsidiaries and EVERTEC shall use their Best Efforts to completely transition each Affected Service requested by the COMPANY, BPPR, and their respective Subsidiaries to COMPANY, BPPR, and their respective Subsidiaries and Successor Suppliers prior to the end of the Transition Period.

(e) If COMPANY or BPPR, or their respective Subsidiaries or Successor Suppliers, as applicable, have used and continue to use Best Efforts to completely transition the applicable Affected Services and reasonably continue to need such Transition Assistance following the 18-month anniversary of the effective date of termination or expiration of the Affected Services, the Transition Period shall be extended until such Service or Services shall be completely transitioned to COMPANY or BPPR or their respective Subsidiaries or Successor Suppliers (the “Extended Transition Period”), subject to the parties’ agreement on an updated fee arrangement if the Extended Transition Period extends beyond March 31, 2030.

(f) On September 30, 2028, hourly rates for any programming/development necessary to provide the Transition Assistance described in Section 9.5(d)(i) requested by COMPANY or BPPR will be adjusted by the lesser of (i) the aggregate change in CPI for the period from September 30, 2022 through September 29, 2028 (not to exceed 25%); and (ii) the difference between the sum of the change in annual CPIs (not to exceed 5%) during each one-year period commencing on September 30, 2022 and ending on September 29, 2028 less the sum of CPI adjustment actually applied during those years pursuant to Section 3.1(b) herein; provided that the fee adjustment cannot be negative.

(g) In furtherance of and as a part of such Transition Assistance and as further described in Schedule 9.5, EVERTEC shall assist COMPANY, BPPR, and their respective Subsidiaries to develop a plan for the complete transition of all Services requested by the COMPANY, BPPR, or their respective Subsidiaries from EVERTEC to COMPANY, BPPR, and their respective Subsidiaries or a Successor Supplier, on a reasonable schedule, which shall give consideration to COMPANY, BPPR, and their respective Subsidiaries’ need for the orderly continuation of such Services.

(h) Prior to providing any Transition Assistance, EVERTEC shall deliver to COMPANY, BPPR, and their respective Subsidiaries a good faith estimate of all projected expenses and charges payable for the Transition Assistance; provided that:

(i) to the extent the Transition Assistance consists of Services that were provided pursuant to this Master Agreement, the expenses and charges for such Services shall be the price for such Services under this Master Agreement), which expenses and charges shall be paid by COMPANY, BPPR, or their appropriate respective Subsidiaries in accordance with the provisions of this Master Agreement; and

(ii) to the extent the Transition Assistance consists of additional programming, development or other assistance that is incremental to the Services that were provided pursuant to this Master Agreement, the expenses and charges for personnel resources will be determined using the programming/development time and materials rates then in effect under this Master Agreement; provided, if COMPANY or BPPR requests assistance that requires specialized skills that (A) EVERTEC does not make available to COMPANY or BPPR under this Master Agreement; (B) are only available from third parties at a higher cost than the costs EVERTEC incurs to engage third parties for other skills under this Master Agreement and (C) COMPANY or BPPR, as applicable, determines not to engage a third party or parties directly, EVERTEC may increase the time and materials rates to reflect the incremental costs EVERTEC must incur to procure the specialized skills requested by COMPANY or BPPR.

(i) The quality of the Services provided by EVERTEC, and EVERTEC’s performance of the Services, will not be materially degraded during the period EVERTEC is providing Transition Assistance. EVERTEC shall not make any changes to the EVERTEC Personnel that are critical to providing Services in accordance with this Master Agreement during the Transition Period or reassign any such critical EVERTEC Personnel away from performing Services under this Master Agreement during the Transition Period except as mutually agreed to by the parties in writing.

(j) EVERTEC will, to the extent requested by COMPANY, BPPR, or their respective Subsidiaries: (i) assign to COMPANY, BPPR, their respective Subsidiaries and/or the Successor Supplier leases for some or all of the EVERTEC leased equipment that is located at facilities of COMPANY, BPPR, or their respective Subsidiaries, including applicable maintenance agreements that is located at facilities of COMPANY, BPPR, or their respective Subsidiaries, and COMPANY, BPPR, their respective Subsidiaries and the Successor Supplier shall assume the obligations under such leases that relate to periods after such date (to the extent EVERTEC is able to obtain any required consents for such assignments); and (ii) sell to COMPANY, BPPR, their respective Subsidiaries or the Successor Supplier, at EVERTEC’s then current book value, some or all of the equipment owned by EVERTEC or its Affiliates that is located at facilities of COMPANY, BPPR, or their respective Subsidiaries, including applicable maintenance agreements. EVERTEC will also provide all user and other documentation relevant to such Equipment in EVERTEC’s possession. COMPANY, BPPR, their respective Subsidiaries or the Successor Supplier (as applicable). EVERTEC will be operationally responsible for obtaining any consents from Third Parties necessary to obtain any licenses or transfer any Equipment to COMPANY, BPPR, their respective Subsidiaries or Successor Supplier; provided that COMPANY or BPPR, as applicable, shall be responsible for any out-of-pocket costs incurred by EVERTEC in connection therewith.

(k) The provisions of this Master Agreement shall apply with respect to all Services (including Transition Assistance) provided during the Transition Period. Nothing contained herein shall obligate COMPANY, BPPR, or their respective Subsidiaries to receive Transition Assistance from EVERTEC.

(l) Notwithstanding anything to the contrary in this Master Agreement, the provisions of this Section 9.5, including Schedule 9.5, shall survive the expiration or termination of this Master Agreement (or any portion thereof) for any reason.

(m) As and when reasonably requested by COMPANY, BPPR, and their respective Subsidiaries during the Term, EVERTEC will provide to COMPANY, BPPR, and their respective Subsidiaries such information and other cooperation regarding the performance of the Services and the manner in which the Services are integrated with COMPANY’s, BPPR’s and their Subsidiaries’ Systems and processes as would be reasonably necessary to enable COMPANY, BPPR, and their respective Subsidiaries or potential third-party providers to conduct due diligence and prepare an informed plan to obtain such services from a third party provider. The Popular Parties and their respective Subsidiaries may disclose such information and other information about the Services to such third parties, provided such third parties may use it solely for the purposes described in this Section 9.5(m) and will be subject to confidentiality obligations substantially similar to those in this Master Agreement. This Section 9.5(m) will not, however, require EVERTEC to provide Proprietary Application Information.

ARTICLE TEN– INSURANCE AND INDEMNIFICATION

10.1 Insurance.

(a) EVERTEC agrees to maintain adequate insurance coverage from reputable providers in amounts as set forth below. All such insurance policies will be carried at EVERTEC’s own expense. Except as EVERTEC, COMPANY and BPPR may otherwise agree, EVERTEC will maintain in full force and effect during the Term insurance as follows:

(1) Statutory Workers’ Compensation Insurance or a workers’ compensation and employers’ liability insurance, as applicable under the applicable state statutory law of the relevant jurisdiction, covering all its employees and including occupational disease coverage.

(2) Commercial General Liability Insurance covering against claims for bodily injury, death, property damage, personal injury, advertising injury and products/completed operations with limits in an amount of not less than one million dollars ($1,000,000) per occurrence. The annual aggregate limit shall not be less than two million dollars ($2,000,000). For this policy, the Insurance Services Office Inc. (“ISO”) Commercial General Liability occurrence coverage form CG 00 01 or its equivalent will be used.

(3) Automobile Liability Insurance with limits not less than 1 million dollars ($1,000,000) each occurrence combined single limit of liability. This insurance shall include Third Party bodily injury and property damage liability including owned and not owned and hired automobile coverage. For this policy, the ISO form number CA 00 or its equivalent will be used.

(4) Umbrella Insurance with limits not less than five million dollars ($5,000,000) covering excess of loss over primary liability insurance policies, including Comprehensive General Liability, Comprehensive Automobile Liability and Employers Liability insurance policies, where applicable under state Legal Requirements.

(5) Fidelity and Crime insurance with limits not less than fifteen million dollars ($15,000,000) each occurrence and annual aggregate including Electronic & Computer Crime, Unauthorized Computer Access coverage, and employee dishonesty coverage which shall be extended to loss of Third Parties.

(6) Technology professional liability and cyber insurance (Errors and Omissions) with limits not less than fifteen million dollars ($15,000,000) each occurrence and annual aggregate covering any damages caused by an error, omission or any negligent acts related to the services to be provided under this Master Agreement by EVERTEC and/or its Subcontractors, agents, officers or employees and including coverage for computer programming and electronic data processing services, network security liability, content injury, privacy injury, regulatory proceedings, dependent loss and Third Party custodian. This insurance shall include coverage for Third Party claims and for losses, unauthorized disclosures, access or use of BPPR Data in any format, including coverage for accidental loss, theft, unauthorized disclosure access or use of BPPR Data.

(7) Employment Practices Liability Insurance with limits not less than one million dollars ($1,000,000) per claim and in general aggregate providing protection against inappropriate workplace conduct, including: wrongful termination, discrimination, harassment, retaliation, defamation, invasion of privacy, failure to promote, deprivation of a career opportunity, and negligent evaluation.

(b) Certificates of Insurance. Certificates of insurance (“COI”) evidencing all coverage described in this Section 10.1(b) shall be furnished to COMPANY or BPPR (i) upon execution of this Master Agreement; (ii) annually, within forty-five (45) days following the insurance policy renewal; (iii) whenever the insurer or the insurance coverage changes; or (iv) upon COMPANY’s or BPPR’s request and will include the following:

(1) The COI will require thirty (30) days’ advance written notice to COMPANY and BPPR before cancellation of, material change to, potential exhaustion of aggregate limits of, or non-renewal of the required insurance coverage(s).

(2) The COI will state that the respective EVERTEC insurance will respond on a primary basis without contribution from any other insurance of COMPANY, BPPR, or their respective Subsidiaries.

(c) EVERTEC shall maintain the coverages required in this Section 10.1(c) from insurance carriers that have an AM Best rating of A- VII or better for risks insured in Puerto Rico and an AM Best rating of A VIII for risks insured outside Puerto Rico; provided that if an insurance carrier’s rating changes to a rating below A- VII or A VIII (as applicable), EVERTEC shall use Best Efforts to promptly replace such insurance carrier to one that has a AM Best rating of A- VII or A VIII (as applicable) and in all cases shall replace it prior to the next annual renewal of the applicable coverage.

(d) Insurance deductibles or retentions shall not exceed three million dollars ($3,000,000) per insurance policy unless approved in writing by COMPANY and BPPR.

(e) All liability insurance, except for Crime, Employment Practices Liability, Workers’ Compensation, Professional Liability and Cyber Liability required under this Master Agreement must include an additional insured endorsement, without containing any special limitations on the scope of the endorsement, specifying COMPANY and BPPR and their officers, employees and agents as additional insureds, including additional insured status with respect to liability arising out of ongoing operations and completed operations, but only with respect to EVERTEC’s activities to be performed under this Master Agreement.

(f) EVERTEC shall waive rights of subrogation which EVERTEC or any insurer of EVERTEC may acquire against COMPANY or BPPR by virtue of the payment of any Loss; and EVERTEC will obtain any endorsement that may be necessary to affect this waiver of subrogation, but this provision applies regardless of whether or not COMPANY or BPPR has received a waiver of subrogation endorsement from EVERTEC or EVERTEC’s insurer(s); provided, however, that (x) any such waivers shall not be extended to cover losses caused by acts of any COMPANY and BPPR or their affiliates, subsidiaries or parent companies and their agents or employees, which are not connected with the operations being conducted by EVERTEC or any third-party hired by EVERTEC and their principals so stipulated and then only, in so far as is necessary to meet the requirements of this Master Agreement; and (y) any such endorsements shall not extend, modify, increase limits of, or otherwise alter the coverage provided by any policy applicable within this Master Agreement.

(g) If any of the required insurance is on a claims made basis and does not include an extended reporting period of at least 36 months, EVERTEC shall maintain either tail coverage or continuous claims made liability coverage, for a minimum of 36 months following the termination of this Master Agreement.

(h) If EVERTEC outsources to any Third Party (including a Subcontractor) any part of the services it renders or the products it supplies to COMPANY or BPPR, then EVERTEC’s required insurance policies must be endorsed to provide coverage for liabilities that may arise through such Third Party or Subcontractor to the same extent as if the work were performed, or the goods provided, by EVERTEC. In the alternative, EVERTEC must submit to COMPANY and BPPR proof of the Third Party’s or Subcontractor’s insurance under the same coverage and limits as required from EVERTEC. Any claims arising from the work or product provided by the Third Party or Subcontractor will be paid first through EVERTEC’s insurance and, to the extent not covered, then by such Third Party’s or Subcontractor’s insurance.

(i) The insolvency, bankruptcy or failure of any insurance company providing coverage as required herein shall not relieve either party of its obligations to maintain adequate insurance as provided in this Section 10.1.

10.2 Indemnity. Each party (the “Indemnifying Party”) hereby agrees to indemnify, defend, protect and hold harmless the other parties, their Affiliates and their respective Representatives, suppliers, Third Party information providers, Subcontractors and permitted assigns and successors in interest (collectively, the “Indemnified Party”) from and against any Losses incurred or suffered by, or asserted against, such Indemnified Party directly or indirectly in relation to or arising from:

(a) subject to [Section 2.3 of Exhibit C] hereof with respect to any failure by EVERTEC to meet its Service Levels, any breach of this Master Agreement, including any breach of representation or warranty, by the Indemnifying Party;

(b) any claim brought by any Third Party against an Indemnified Party based on the Indemnifying Party’s use or provision of the Services;

(c) the Indemnified Party’s compliance with the Indemnifying Party’s Specifications or instructions;

(d) acts or omissions of the Indemnifying Party and its Representatives in connection with the installation, maintenance, presence, use or removal of equipment or software not provided by the Indemnified Party;

(e) with respect to the COMPANY or BPPR as the Indemnifying Party, claims by Third Parties that EVERTEC’s use of Intellectual Property provided by COMPANY or BPPR infringe the Third Party’s Intellectual Property rights, except to the extent the infringement claim is based on (i) use of the Intellectual Property for any purpose not permitted in this Master Agreement; or (ii) enhancements or other modifications made by EVERTEC to the Intellectual Property, other than at the specific written direction of COMPANY, BPPR or any of their respective Subsidiaries or Affiliates;

(g) with respect to the EVERTEC as the Indemnifying Party, a Data Breach occurring due to a breach of this Master Agreement, gross negligence, fraud or willful misconduct by EVERTEC or its Representatives; provided that EVERTEC’s indemnification obligation under this Section 10.2(g) with respect to Data Breaches shall be subject to the Data Cap;

(h) the Indemnified Party’s use or provision of the Services or data supplied by the Indemnifying Party; and

(i) claims against the Indemnified Party for damage to, or loss of use of property of Third Parties and/or injury or death of any person to the extent that such damage, injury or death is caused by the negligent act or omission of the Indemnifying Party.

Notwithstanding anything in this Section 10.2 to the contrary, (i) with respect to EVERTEC as the Indemnifying Party, this Article Ten shall not apply to claims relating to infringement of any Intellectual Property right of a Third Party, which claims shall be exclusively the subject of Section 7.4, (ii) with respect to COMPANY and BPPR as the Indemnifying Party, (A) any claims related to infringement of any Intellectual Property right of a Third Party shall be exclusively the subject of Section 10.2(e); and (B) BPPR’s indemnification obligation and liability with regard to infringement claims related to a BPPR Pass Through License shall be subject to and limited solely to the following: (x) if COMPANY or BPPR receives notice of an infringement claim against an EVERTEC Indemnified Party related to a BPPR Pass Through License, if requested by EVERTEC, COMPANY or BPPR shall use Best Efforts to pursue its rights, if any, for indemnification or other monetary remedies against the applicable Third Party licensor in accordance with the terms set forth in the BPPR Pass Through License; and (y) monetary awards actually received by COMPANY or BPPR, less the amount of all fees, claims, costs and expenses (including attorneys’ fees) incurred by COMPANY or BPPR in connection with pursuing such claim against a Third Party provider for infringement, shall be allocated between COMPANY and BPPR and its respective Affiliates, on the one hand, and EVERTEC, on the other, in proportion to the damages and costs sustained by such party due to the BPPR Pass Through License.

10.3 Indemnification Procedures. With respect to claims covered by Section 10.2 above, the following procedures will apply:

(a) Notice. Promptly after receipt by an Indemnified Party of notice of the commencement or threatened commencement of any civil, criminal, administrative or investigative action or proceeding involving a claim in respect of which the Indemnified Party will seek indemnification pursuant to this Article Ten, the Indemnified Party will notify the Indemnifying Party of such claim in writing. The failure of Indemnified Party to so notify an Indemnifying Party will relieve Indemnifying Party of its obligations under this Section 10.3 to the extent that Indemnifying Party can demonstrate damages attributable to such failure. Within fifteen (15) days following receipt of written notice from the Indemnified Party relating to any claim, but no later than fifteen (15) days before the date on which any response to a complaint or summons is due, the Indemnifying Party will notify the Indemnified Party in writing if the Indemnifying Party elects to assume control of the defense and settlement of that claim (a “Notice of Election”).

(b) Procedure Following Notice of Election. If the Indemnifying Party delivers a Notice of Election relating to any claim within the required notice period, the Indemnifying Party will be entitled to have sole control over the defense and settlement of such claim; provided that (i) the Indemnified Party will be entitled to participate in the defense of such claim and to employ counsel at its own expense to assist in the handling of such claim; and (ii) the Indemnifying Party will notify the Indemnified Party before ceasing to defend against such claim, and will not compromise or settle such claim without the Indemnified Party’s prior written consent if such compromise or settlement would impose a penalty or limitation upon the Indemnified Party, including, an injunction or other equitable relief, or such compromise or settlement does not include the release of the Indemnified Party from all liability arising from or relating to such claim. After the Indemnifying Party has delivered a Notice of Election relating to any claim, the Indemnifying Party will not be liable to the Indemnified Party for any legal expenses incurred by the Indemnified Party in connection with the defense of that claim. In addition, the Indemnifying Party will not be required to indemnify the Indemnified Party for any amount paid or payable by the Indemnified Party in the settlement of any claim for which the Indemnifying Party has delivered a timely Notice of Election if such amount was agreed to without the written consent of the Indemnifying Party.

(c) Procedure Where No Notice of Election Is Delivered. If the party which is the Indemnifying Party does not deliver a Notice of Election relating to any claim within the required notice period, the Indemnified Party will have the right to defend the claim in such manner as it may deem appropriate, and the failure of the Indemnifying Party to deliver such Notice of Election will not affect the indemnification obligations of such party under this Master Agreement.

(d) Cooperation. When seeking indemnification, the Indemnified Party will at all times reasonably cooperate with the Indemnifying Party in the defense or settlement of any claim which is subject to this Article Ten.

(e) Entitlement to Payment. In the event an Indemnifying Party elects not to assume control of the defense and settlement of that claim, the Indemnified Party will be entitled to payment by the Indemnifying Party upon the Indemnified Party’s settlement of the claim or the adjudication of liability, whichever first occurs.

ARTICLE ELEVEN– SERVICES FOR CLIENTS

11.1 Scope of Services. EVERTEC acknowledges that the Services are intended to enable COMPANY, BPPR, and their respective Subsidiaries to manage effectively certain of:

(a) COMPANY, BPPR, and their respective Subsidiaries’ internal operations, and

(b) COMPANY, BPPR, and their respective Subsidiaries’ performance and delivery of services and products for COMPANY, BPPR, and their respective Subsidiaries’ respective Clients (hereinafter collectively referred to as the “Popular Services and Products”).

Provided EVERTEC is given the opportunity to (i) coordinate with COMPANY and BPPR and approve the Specifications for the Services, COMPANY, BPPR, or one of their respective Subsidiaries proposes to offer under a written agreement between COMPANY, BPPR, or one of their respective Subsidiaries and a Client that includes the provision of such Services (“Client Agreements”); and (ii) review and accept changes to any applicable operating manuals of COMPANY, BPPR, or their respective Subsidiaries that impact EVERTEC with respect to its provision of the Services, EVERTEC shall use Best Efforts to ensure that the Services are provided in a manner that allows COMPANY, BPPR, and their respective Subsidiaries to act in accordance with the corresponding Client Agreements and operating manuals for each of the Popular Services and Products. In the event that COMPANY, BPPR, or their respective Subsidiaries make any change to any Popular Service and Product that requires a change or modification to the Services, such change shall be processed and implemented pursuant to this Master Agreement.

11.2 Special Representations Regarding EVERTEC’s Performance of Services under Service Agreements with Governmental Agencies. In connection with any Client Agreement wherein the Client is a Governmental Authority of the Commonwealth of Puerto Rico, EVERTEC shall comply with all applicable Legal Requirements relating to government procurement and contracting.

11.3 Client Agreements.

(a) EVERTEC will have no liability or obligation under any Client Agreement, whether through an outsourcing arrangement or through reselling of the Services; provided, however, that EVERTEC shall be responsible to COMPANY, BPPR, and their respective Subsidiaries for any Losses caused by a breach of any of its obligations under this Master Agreement. COMPANY, BPPR, and their respective Subsidiaries will have no authority to bind EVERTEC to any terms or conditions of the Service in connection with or as part of any Client Agreement, except as otherwise provided by the parties in writing.

(b) EVERTEC agrees to assist COMPANY, BPPR, and their respective Subsidiaries with the investigation of any claims arising under a Client Agreement. Furthermore, EVERTEC will refer to COMPANY, BPPR, and their respective Subsidiaries any complaint that is received by EVERTEC, in which case, EVERTEC will be notified of the results of any investigation performed by COMPANY, BPPR, or their respective Subsidiaries within five (5) days following the receipt of the referral for investigation.

(c) COMPANY, BPPR, and their respective Subsidiaries are responsible for any acts or omissions by Clients that, if performed by COMPANY, BPPR, or their respective Subsidiaries, would constitute a breach of this Master Agreement. COMPANY, BPPR, and their respective Subsidiaries are responsible for all fees and expenses that are payable to EVERTEC under this Master Agreement regardless of whether COMPANY, BPPR, and their respective Subsidiaries receive payment from the Client for the Services provided. Any charge-back or credit arrangements between COMPANY, BPPR, and their respective Subsidiaries and a Client are the responsibility of COMPANY, BPPR, and their respective Subsidiaries, and do not affect COMPANY, BPPR, and their respective Subsidiaries’ liability for the payment of such fees and expenses.

(d) Notwithstanding any limit of liability herein, COMPANY hereby agrees to indemnify, defend, protect and hold harmless EVERTEC, its Affiliates and their respective Representatives, suppliers, Third Party information providers, Subcontractors and permitted assigns and successors in interest (collectively, the “EVERTEC Indemnitee”) from and against any Losses incurred or suffered by, or asserted against, any EVERTEC Indemnitee directly or indirectly in relation to or arising from any claim brought by any Third Party against an EVERTEC Indemnitee based on (i) a Client’s use of the Services in a manner inconsistent with this Master Agreement and (ii) any breach of a Client Agreement by COMPANY, BPPR, or their respective Subsidiaries or a Client to the extent such breach is not attributable to a breach of this Master Agreement by EVERTEC.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Master Agreement to be executed by their duly authorized Representatives as of the date first written above.

Popular, Inc.	Evertec Group, LLC

By:	By:
Name:	Name:
Title:	Title:

Banco Popular de Puerto Rico

By:
Name:
Title: